                                                Filed Pursuant to Rule 424(b)(3)
                                            Registration Statement No. 333-70980
PROSPECTUS

$65,000,000

                                          [LOGO] CB RICHARD ELLIS
CBRE Holding, Inc.

Offer to Exchange All Outstanding 16% Senior Notes Due July 20, 2011 for 16% Senior Notes Due July 20, 2011, which have been registered under the Securities Act of 1933

The Exchange Offer                                       The Exchange Notes

 .We will exchange all outstanding notes that are validly .The exchange notes are being offered in order to
 tendered and not validly withdrawn for an equal          satisfy certain of our obligations under the registration
 principal amount of exchange notes that are freely       rights agreements entered into in connection with the
 tradeable, except in limited circumstances described     placement of the outstanding notes.
 below.
                                                         .The terms of the exchange notes to be issued in the
 .You may withdraw tenders of outstanding notes at any     exchange offer are substantially identical to the
 time prior to the expiration of the exchange offer.      outstanding notes, except that the exchange notes will
                                                          be freely tradeable, except in limited circumstances
 .The exchange offer expires at 5:00 p.m., New York City   described below.
 time, on November 21, 2001, unless extended. We do
 not currently intend to extend the expiration date.     Resales of Exchange Notes

 .The exchange of outstanding notes for exchange notes    .The exchange notes may be sold in the over-the-
 in the exchange offer will not be a taxable event for    counter market, in negotiated transactions or through a
 U.S. federal income tax purposes.                        combination of such methods.

 .We will not receive any proceeds from the exchange offer.

If you are a broker-dealer and you receive exchange notes for your own account, you must acknowledge that you will deliver a prospectus in connection with any resale of the exchange notes. By making such acknowledgement, you will not be deemed to admit that you are an "underwriter" under the Securities Act of 1933. Broker-dealers may use this prospectus in connection with any resale of exchange notes received in exchange for outstanding notes where the outstanding notes were acquired by the broker-dealer as a result of market-making activities or trading activities. We will make this prospectus available to any broker-dealer for use in any such resale for a period of up to 180 days after the date of the prospectus. A broker-dealer may not participate in the exchange offer with respect to outstanding notes acquired other than as a result of market-making activities or trading activities. See "Plan of Distribution."

If you are an affiliate of CBRE Holding, Inc. or are engaged in, or have an agreement or understanding to participate in, a distribution of the exchange notes, you cannot rely on the applicable interpretations of the Securities and Exchange Commission and you must comply with the registration requirements of the Securities Act of 1933 in connection with any resale transaction.

You should consider carefully the risk factors beginning on page 19 of this prospectus before participating in the exchange offer.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

               The date of this prospectus is October 23, 2001.

                               TABLE OF CONTENTS

                                                        Page
                                                        ----
                   Prospectus Summary..................   3
                   Risk Factors........................  19
                   Forward-Looking Statements..........  33
                   Use of Proceeds.....................  34
                   Capitalization......................  35
                   The Merger and Related Transactions.  36
                   Unaudited Pro Forma Combined
                     Financial Data....................  38
                   Selected Historical Consolidated
                     Financial Data....................  55
                   Management's Discussion and Analysis
                    of Financial Condition and Results
                    of Operations......................  58
                   Business............................  77
                   Management..........................  87

                                                       Page
                                                       ----
                     Related Party Transactions.......  97
                     Principal Stockholders........... 103
                     The Exchange Offer............... 106
                     Description of the Notes......... 116
                     Book Entry; Delivery and Form.... 155
                     Description of Other Indebtedness 157
                     Certain U.S. Federal Income Tax
                       Consequences................... 161
                     Plan of Distribution............. 166
                     Legal Matters.................... 167
                     Experts.......................... 167
                     Where You Can Find
                      More Information................ 167
                     Index to Consolidated Financial
                      Statements...................... F-1

                               -----------------

   CB Richard Ellis Services, Inc. and the corporate logo of CB Richard Ellis Services set forth on the cover of this prospectus are the registered trademarks of CB Richard Ellis Services in the United States. All other trademarks or service marks are trademarks or service marks of the companies that use them.

                               -----------------

                              PROSPECTUS SUMMARY

   This summary may not contain all of the information that may be important to you. You should read this summary together with the entire prospectus, including the more detailed information in the financial statements and the accompanying notes appearing elsewhere in this prospectus.

                                  Our Company

   CBRE Holding, Inc. is the parent company of CB Richard Ellis Services and conducts no business other than as being the parent company of CB Richard Ellis Services and its subsidiaries. CB Richard Ellis Services and its subsidiaries comprise the largest global commercial real estate services firm in terms of revenue, offering a full range of services to commercial real estate occupiers, owners, lenders and investors. Through its 250 offices, CB Richard Ellis Services provides services under the CB Richard Ellis brand name and, in the United Kingdom, under the CB Hillier Parker brand name on a local, national and international basis across approximately 100 markets in 44 countries. During 2000, CB Richard Ellis Services advised on approximately 25,000 lease transactions involving aggregate rents, under the terms of leases facilitated, of approximately $26.0 billion and approximately 7,500 sales transactions with transaction values totaling approximately $26.0 billion. Also during 2000, CB Richard Ellis Services managed approximately 516 million square feet of property, provided investment management services for $10.0 billion of assets, originated nearly $7.2 billion in loans, serviced $16.7 billion in loans, engaged in approximately 32,000 valuation, appraisal and advisory assignments and serviced approximately 1,400 subscribers with proprietary research. As of June 30, 2001, CB Richard Ellis Services employed approximately 9,600 employees.

   CB Richard Ellis Services operates its business through three core business segments: (1) transaction management--commercial real estate brokerage services, investment properties and corporate services; (2) financial services--mortgage banking, investment management, valuation and appraisal services and real estate market research; and (3) management services--property management/asset services and facilities management.

  Transaction Management

   CB Richard Ellis Services is one of the largest competitors in the commercial brokerage business. The transaction management segment of CB Richard Ellis Services includes its brokerage services, investment properties and corporate services divisions. This segment generated $950.3 million of revenue for the year ended December 31, 2000 and approximately $370.3 million of revenue for the six-month period ended June 30, 2001.

   Brokerage Services. CB Richard Ellis Services represents buyers, sellers, owners and occupiers in connection with the sale and lease of office space, industrial buildings, retail property, multi-family residential property and unimproved land. CB Richard Ellis Services' brokerage services division generated approximately $606.6 million of revenue for the year ended December 31, 2000 and approximately $232.0 million of revenue for the six-month period ended June 30, 2001.

   Investment Properties. Investment property sales are distinguished by the nature of the buyer (an investor rather than a user), the size of the transaction and the breadth of resources that CB Richard Ellis Services provides. On larger and more complex investment property sales assignments, its financial consulting professionals provide sophisticated financial and analytical services to the client, the marketing team and the investor. Its investment properties division generated approximately $189.4 million of revenue for the year ended December 31, 2000 and approximately $77.4 million of revenue for the six-month period ended June 30, 2001.

   Corporate Services. CB Richard Ellis Services provides specialist advice to corporations developing and executing multi-market real estate strategies. Its objective is to develop long-term relationships with large corporations through the delivery of high-quality, multi-market management services and strategic consulting services. CB Richard Ellis Services seeks to relieve its clients of the burden of managing their own commercial real estate activities and aims to do so at a lower cost than they could achieve by managing the activities themselves. Its corporate services division generated $150.8 million of revenue for the year ended December 31, 2000 and approximately $60.3 million of revenue for the six-month period ended June 30, 2001.

  Financial Services

   Mortgage Banking. CB Richard Ellis Services is one of the largest originators of commercial real estate loans in the United States. The vast majority of its mortgage banking operation is provided through its wholly-owned subsidiary, L.J. Melody, which originates mortgages and takes no principal risk. Its mortgage banking division generated loan origination and servicing fees of $58.2 million for the year ended December 31, 2000 and $35.8 million for the six-month period ended June 30, 2001.

   Investment Management. Through its wholly-owned subsidiary, CBRE Investors (CB Hillier Parker Investors in the United Kingdom), CB Richard Ellis Services sponsors and manages real estate investment funds and programs targeted primarily for institutional investors. It manages funds on behalf of CalPERS, CalSTRS and BP Pension Fund, among others, and offers multi-investor funds or separately managed accounts. As of December 31, 2000, CB Richard Ellis Services managed $10.0 billion in real estate investment funds, which represents a 49% increase since 1998. Its investment management division generated investment management fees of $40.4 million for the year ended December 31, 2000 and $25.3 million for the six-month period ended June 30, 2001.

   Valuation and Appraisal Services. CB Richard Ellis Services' valuation and appraisal services business delivers sophisticated commercial real estate valuations through a variety of products, including market value appraisals, portfolio valuation, discounted cash flow analyses, litigation support, feasibility land use studies and fairness opinions. It operates the business internationally through offices around the globe, and its clients are generally corporate and institutional portfolio owners and lenders. Its valuation and appraisal services division generated appraisal fees of $72.9 million for the year ended December 31, 2000 and $40.3 million for the six-month period ended June 30, 2001.

   Real Estate Market Research. CB Richard Ellis Services provides real estate market research services worldwide through Torto Wheaton Research and CB Richard Ellis/National Real Estate Index. These research services include data collection and interpretation, econometric forecasting and portfolio risk analysis. CB Richard Ellis Services' publications and products provide real estate data for more than 70 of the largest metropolitan statistical areas in the United States and are sold on a subscription basis to many of the largest portfolio managers, insurance companies and pension funds in the United States. The National Real Estate Index also compiles proprietary market research for over 50 major urban areas within the United States, reports benchmark market price and rental data for office, light industrial, retail and apartment properties, and tracks the property portfolios of approximately 150 of the largest real estate investment trusts.

  Management Services

   Property Management/Asset Services. CB Richard Ellis Services provides management services, including maintenance, marketing and leasing services, and construction management relating to tenant improvements for income producing properties owned primarily by institutional investors. Management services are provided for office, industrial, retail and multi-family residential properties. CB Richard Ellis Services' property management/asset services division generated property management fees of $83.2 million for the year ended December 31, 2000 and $61.3 million for the six-month period ended June 30, 2001.

   Facilities Management. CB Richard Ellis Services administers, manages and maintains properties that are occupied by large corporations and institutions, such as corporate headquarters, regional offices and manufacturing and distribution facilities. While most of the properties for which CB Richard Ellis Services provides facilities management services are located within the United States, it also provides such services in Argentina, Australia, China, India, Singapore and the United Kingdom. Its facilities management division generated fees of $23.1 million for the year ended December 31, 2000 and $12.4 million for the six-month period ended June 30, 2001.

Competitive Strengths

   We believe our competitive strengths include the following:

    .  Global brand name.

    .  Geographic reach.

    .  Full-service provider.

    .  High-end commercial brokerage focus.

    .  Recurring revenue from prior transactions.

    .  Strong relationships with established customers.

    .  Experienced senior management with significant equity stake.

Strategy

   The strategy of CB Richard Ellis Services is to be the world's leading real estate services firm offering breadth and quality of services across the globe. To implement its strategy, CB Richard Ellis Services intends to:

    .  Increase international revenues.

    .  Capitalize on increased corporate outsourcing to increase market share.

    . Promote further cross-selling and cross-utilization of its services across the globe.

    .  Build local market share.

    .  Grow its investment management business.

    .  Expand its use of internet-based technology.

                Summary of the Merger and Related Transactions

   The outstanding notes were issued in connection with the merger of CBRE Holding, Inc.'s wholly-owned subsidiary, BLUM CB Corp., with and into CB Richard Ellis Services, which occurred on July 20, 2001. Pursuant to an amended and restated merger agreement, CB Richard Ellis Services' stockholders at the time of the merger, other than the buying group described below who received shares of CBRE Holding Class B common stock instead, received $16.00 in cash for each share of CB Richard Ellis Services common stock that they owned. As a result of the merger, all of the outstanding common and preferred stock of CB Richard Ellis Services is now owned by CBRE Holding, and the common stock of CB Richard Ellis Services has been delisted from the New York Stock Exchange. The merger and the other transactions described below, including the contributions of shares of CB Richard Ellis Services common stock and cash to CBRE Holding, the incurrence of debt by CBRE Holding, BLUM CB Corp. and CB Richard Ellis Services and the offering by CBRE Holding of its Class A common stock and options to acquire its Class A common stock to employees and independent contractors of CB Richard Ellis Services are referred to in this prospectus as the "the merger and related transactions."

   The following persons are referred to collectively in this prospectus as the "buying group":

    . RCBA Strategic Partners, L.P. and Blum Strategic Partners II, L.P., which are affiliates of BLUM Capital Partners, L.P. and Richard Blum and Claus Moller, each of whom became a director of both CBRE Holding and CB Richard Ellis Services in connection with the merger;

    . FS Equity Partners III, L.P. and FS Equity Partners International, L.P., which are affiliates of Freeman Spogli & Co. Incorporated and Bradford Freeman, who became a director of both CBRE Holding and CB Richard Ellis Services in connection with the merger;

    . Raymond Wirta, who became a director and Chief Executive Officer of both CBRE Holding and CB Richard Ellis Services in connection with the merger;

    . Brett White, who became a director and President of both CBRE Holding and CB Richard Ellis Services in connection with the merger;

    . The Koll Holding Company, which is controlled by Donald Koll, who was a director of CB Richard Ellis Services prior to the merger; and

    . Frederic Malek, who became a director of both CBRE Holding and CB Richard Ellis Services in connection with the merger.

   Immediately prior to the merger, pursuant to an amended and restated contribution and voting agreement, each member of the buying group contributed to CBRE Holding all of the shares of CB Richard Ellis Services common stock that he or it directly owned. CBRE Holding issued one share of its Class B common stock in exchange for each share of CB Richard Ellis Services common stock contributed to it. This resulted in the issuance to the buying group of an aggregate of 7,967,774 shares of CBRE Holding Class B common stock. Also pursuant to the contribution and voting agreement, immediately prior to the merger, RCBA Strategic Partners, L.P. and Blum Strategic Partners, II, L.P. purchased with cash an aggregate of 4,435,154 shares of CBRE Holding Class B common stock, Raymond Wirta purchased by delivery of a promissory note 5,000 shares of CBRE Holding Class B common stock and California Public Employees' Retirement System, or CalPERS purchased with cash 625,000 shares of CBRE Holding Class A common stock, in each case for a price of $16.00 per share.

   Also in connection with the merger, CBRE Holding sold an aggregate of 1,768,791 shares of its Class A common stock and shares underlying stock fund units in CB Richard Ellis Services' deferred compensation plan to CB Richard Ellis Services' employees and independent contractors at a price of $16.00 per share. CBRE

Holding also granted to designated managers of CB Richard Ellis Services an aggregate of 1,508,057 options to acquire shares of its Class A common stock. Holders of CBRE Holding Class A common stock are generally entitled to one vote per share on all matters submitted to CBRE Holding's stockholders, while holders of CBRE Holding Class B common stock are generally entitled to ten votes per share on all matters submitted to stockholders. The shares of the Class A and Class B common stock otherwise have substantially the same rights.

   Immediately following consummation of the merger and related transactions, RCBA Strategic Partners, L.P. and Blum Strategic Partners II, L.P. held approximately 8,100,925, FS Equity Partners III, L.P. and FS Equity Partners International, L.P. held approximately 3,402,463, management and employees collectively held approximately 693,121 and other investors collectively held approximately 2,195,772, of the outstanding CBRE Holding Class A and Class B common stock.

   In connection with the closing of the merger, the members of the buying group, together with CBRE Holding, CB Richard Ellis Services, CalPERS, DLJ Investment Funding, Inc. and Credit Suisse First Boston Corporation entered into a securityholders' agreement that, among other things, governs the voting of all shares of CBRE Holding Class B common stock and some shares of CBRE Holding Class A common stock. As a result of the securityholders' agreement, RCBA Strategic Partners, L.P. generally has the right to designate a majority of the directors of each of CBRE Holding and CB Richard Ellis Services and also is able to control the outcome of most matters decided by CBRE Holding's stockholders.

   Also in connection with the merger, CB Richard Ellis Services entered into a new senior secured credit agreement with Credit Suisse First Boston and other lenders, under which CB Richard Ellis Services borrowed $235.0 million in term loans. The credit agreement also included a $90.0 million revolving credit facility, which is intended to finance CB Richard Ellis Services' working capital requirements, $10.0 million of which was drawn upon as of September 10, 2001. The credit agreement is guaranteed by CBRE Holding and many of the subsidiaries of CB Richard Ellis Services and secured by a pledge of stock of CB Richard Ellis Services and these subsidiary guarantors, as well as a pledge of substantially all of the other assets of CB Richard Ellis Services and these subsidiary guarantors. Also in connection with the merger, CB Richard Ellis Services assumed, and CBRE Holding and many of CB Richard Ellis Services' subsidiaries guaranteed, the outstanding notes, which were originally issued and sold by BLUM CB Corp. for approximately $225.6 million on June 7, 2001. In addition, CBRE Holding issued and sold to DLJ Investment Funding, Inc. and other purchasers 65,000 units, which consisted in the aggregate of $65.0 million in aggregate principal amount of its 16% senior notes due 2011 and 339,820 shares of its Class A common stock, for an aggregate price of $65.0 million.

                              Recent Developments

   Beginning in the latter part of the first quarter of 2001, CB Richard Ellis Services has been adversely affected by a slowdown in the U.S. economy in general and certain local and regional U.S. economies in particular which have led to deteriorating commercial real estate market conditions. CB Richard Ellis Services' operating performance has continued to be effected by the economic slowdown into the third quarter of 2001. On October 22, 2001, CB Richard Ellis Services announced its preliminary, unaudited results of operations for the eight months ended August 31, 2001. For this period, CB Richard Ellis Services' revenues were approximately $743.6 million, commissions, fees and other incentives were approximately $352.1 million and operating, administrative and other expenses were approximately $343.3 million. These results of operations for the eight months ended August 31, 2001 as compared to the eight months ended August 31, 2000 indicate that revenues have declined by approximately 6.6%, commissions, fees and other incentives have declined by approximately 5.5% and operating, administrative and other expenses declined by approximately 1.3%. While the decline in revenue has been partially offset by the declines in commission and operating expenses, CB Richard Ellis Services has experienced a decline in operating income, cash flow and profitability during the first eight months of 2001, relative to the same period of 2000.

   In addition, on September 11, 2001, a terrorist attack resulted in the destruction of the World Trade Center Towers in New York City and significant damage to surrounding buildings and property in lower Manhattan. Due to this attack and a separate attack on the Pentagon in northern Virginia, as well as the possibility of related acts of terror and/or an outbreak of hostilities, we expect a further deterioration of the U.S. economy and commercial real estate market conditions, which could further adversely affect our transaction management segment and our other business segments.

                               -----------------

   We are a Delaware corporation, our principal executive offices are currently located at 355 South Grand Avenue, Suite 3295, Los Angeles, California 90071 and our telephone number is (213) 613-3546.

                    Summary of Terms of the Exchange Offer

   On July 20, 2001, we completed the private offering of the outstanding notes. References to the "notes" in this prospectus are references to both the outstanding notes and the exchange notes. This prospectus is part of a registration statement covering the exchange of the outstanding notes for the exchange notes.

   We entered into a registration rights agreement with the initial purchaser in the private offering in which we agreed to deliver to you this prospectus as part of the exchange offer and we agreed to complete the exchange offer within 220 days after the date of the merger. You are entitled to exchange in the exchange offer your outstanding notes for exchange notes, which are identical in all material respects to the outstanding notes except:

    .  the exchange notes have been registered under the Securities Act;

    . the exchange notes are not entitled to certain registration rights which are applicable to the outstanding notes under the registration rights agreement; and

    .  certain contingent interest rate provisions are no longer applicable.


The Exchange Offer........   We are offering to exchange up to $65,000,000
                             aggregate principal amount of outstanding notes for up to $65,000,000 aggregate principal amount of exchange notes. Outstanding notes may be exchanged only in integral multiples of $1,000.

Resale....................   Based on an interpretation by the staff of the
                             Securities and Exchange Commission, or the SEC, set forth in no-action letters issued to third parties, we believe that the exchange notes issued pursuant to the exchange offer in exchange for outstanding notes may be offered for resale, resold and otherwise transferred by you, unless you are an "affiliate" of CBRE Holding Services, Inc. within the meaning of Rule 405 under the Securities Act, without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that you are acquiring the exchange notes in the ordinary course of your business and that you have not engaged in, do not intend to engage in, and have no arrangement or understanding with any person to participate in, a distribution of the exchange notes.

                             Each participating broker-dealer that receives exchange notes for its own account pursuant to the exchange offer in exchange for outstanding notes that were acquired as a result of market-making or other trading activity must acknowledge that it will deliver a prospectus in connection with any resale of the exchange notes. See "Plan of Distribution."

                             Any holder of outstanding notes who:

                                 .  is an affiliate of CBRE Holding Inc.;

                                 .  does not acquire exchange notes in the
                                    ordinary course of its business; or

                                 .  tenders in the exchange offer with the
                                    intention to participate, or for the
                                    purpose of participating, in a distribution of exchange notes cannot rely on the position of the staff of the SEC enunciated in Exxon Capital Holdings Corporation, Morgan Stanley & Co. Incorporated or similar no-action letters and, in the absence of an exemption therefrom, must comply with the registration and prospectus delivery requirements of the Securities Act in connection with the resale of the exchange notes.

Expiration Date;
Withdrawal of Tender......   The exchange offer will expire at 5:00 p.m., New
                             York City time, on November 21, 2001, or such later date and time to which we extend it, which date we refer to as the "expiration date." We do not currently intend to extend the expiration date. A tender of outstanding notes pursuant to the exchange offer may be withdrawn at any time prior to the expiration date. Any outstanding notes not accepted for exchange for any reason will be returned without expense to the tendering holder promptly after the expiration or termination of the exchange offer.

Certain Conditions to the
Exchange Offer............   The exchange offer is subject to customary
                             conditions, which we may waive. Please read the section of this prospectus captioned "The Exchange
                             Offer--Certain Conditions to the Exchange Offer" for more information regarding the conditions to the exchange offer.

Procedures for Tendering
Outstanding Notes.........   If you wish to participate in the exchange offer,
                             you must complete, sign and date the accompanying letter of transmittal, or a facsimile of the letter of transmittal according to the instructions contained in this prospectus and the letter of transmittal. You must also mail or otherwise deliver the letter of transmittal, or a facsimile of the letter of transmittal, together with the outstanding notes and any other required documents, to the exchange agent at the address set forth on the cover page of the letter of transmittal. If you hold outstanding notes through The Depository Trust Company, or DTC, and wish to participate in the exchange offer, you must comply with the Automated Tender Offer Program procedures of DTC, by which you will agree to be bound by the letter of transmittal. By signing, or agreeing to be bound by the letter of transmittal, you will represent to us that, among other things:

                                 . any exchange notes that you receive will be acquired in the ordinary course of your business;

                                 . you have no arrangement or understanding with any person or entity to participate in a distribution of the exchange notes;

                                 .  if you are a broker-dealer that will
                                    receive exchange notes for your own account in exchange for outstanding notes that were acquired as a result of market-making activities, that you will deliver a prospectus, as required by law, in connection with any resale of such exchange notes; and

                                 . you are not an "affiliate," as defined in Rule 405 of the Securities Act, of CBRE Holding Inc. or, if you are an affiliate, you will comply with any applicable registration and prospectus delivery requirements of the Securities Act.

Special Procedures for
Beneficial Owners.........   If you are a beneficial owner of outstanding notes
                             that are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, and you wish to tender such outstanding notes in the exchange offer, you should contact such registered holder promptly and instruct such registered holder to tender on your behalf. If you wish to tender on your own behalf, you must, prior to completing and executing the letter of transmittal and delivering your outstanding notes, either make appropriate arrangements to register ownership of the outstanding notes in your name or obtain a properly completed bond power from the registered holder. The transfer of registered ownership may take considerable time and may not be able to be completed prior to the expiration date.

Guaranteed Delivery
Procedures................   If you wish to tender your outstanding notes and
                             your outstanding notes are not immediately available or you cannot deliver your outstanding notes, the letter of transmittal or any other documents required by the letter of transmittal or comply with the applicable procedures under DTC's
                             Automated Tender Offer Program prior to the expiration date, you must tender your outstanding notes according to the guaranteed delivery procedures set forth in this prospectus under "The
                             Exchange Offer--Guaranteed Delivery Procedures."

Effect on Holders of
Outstanding Notes.........   As a result of the making of, and upon acceptance
                             for exchange of all validly tendered outstanding notes pursuant to the terms of the exchange offer, we will have fulfilled a covenant contained in the registration rights agreement and, accordingly, there will be no increase in the interest rate on the outstanding notes under the circumstances described in the registration rights agreement. If you are a holder of outstanding notes and you do not tender your outstanding notes in the exchange offer, you will continue to hold such outstanding notes and you will be entitled to all the rights and limitations applicable to the outstanding notes in the indenture, except for any rights under the registration rights agreement that by their terms terminate upon the consummation of the exchange offer.

                             To the extent that outstanding notes are tendered and accepted in the exchange offer, the trading market for outstanding notes could be adversely affected.

Consequences of Failure to
Exchange..................   All untendered outstanding notes will continue to
                             be subject to the restrictions on transfer provided for in the outstanding notes and in the indenture. In general, the outstanding notes may not be offered or sold, unless registered under the Securities Act, except pursuant to an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws. Other than in connection with the exchange offer, we do not currently anticipate that we will register the outstanding notes under the Securities Act.

Certain Income Tax
Considerations............   The exchange of outstanding notes for exchange
                             notes in the exchange offer will not be a taxable event for United States federal income tax purposes. See "Certain U.S. Federal Income Tax
                             Considerations."

Use of Proceeds...........   We will not receive any cash proceeds from the
                             issuance of exchange notes pursuant to the exchange offer.

Exchange Agent............   Street Bank and Trust Company of California, N.A.
                             is the exchange agent for the exchange offer. The address and telephone number of the exchange agent are set forth in the section of this prospectus captioned "The Exchange Offer--Exchange Agent."

                    Summary of Terms of the Exchange Notes

Issuer....................   CBRE Holding, Inc.

Notes Offered.............   $65,000,000 aggregate principal amount of 16%
                             senior notes due July 20, 2011.

Maturity Date.............   July 20, 2011.

Interest Payment Dates....   January 20, April 20, July 20, and October 20 of
                             each year, beginning October 20, 2001; provided that until July 20, 2006, interest in excess of 12% per year may, at our option, be paid in the form of additional notes issued pursuant to the pay-in-kind feature described under "Description of the Notes--Principal, Maturity and Interest."
                             In addition, if at any time CB Richard Ellis
                             Services is unable to pay cash dividends to us as a result of restrictions in the new credit agreement, interest may, at our option, be paid in the form of additional notes.

Optional Redemption.......   We can redeem some or all of the notes at any time
                             at the redemption prices listed under the heading
                             "Description of the Notes--Optional Redemption," plus accrued but unpaid interest to the date of redemption.

Change of Control.........   If a change of control occurs, we must give
                             holders of the notes an opportunity to sell their notes to us at a purchase price equal to 101% of the principal amount of the notes, plus accrued and unpaid interest, subject to certain conditions. See "Description of the Notes--Change of Control."

Ranking...................   The notes are our unsecured senior obligations,
                             and rank equally in right of payment with any of our existing and future senior unsecured indebtedness and senior to any of our existing and future subordinated indebtedness. As of June 30, 2001, on a pro forma basis after giving effect to the merger and related transactions and excluding our subsidiaries, we would have had approximately
                             $340.0 million of senior indebtedness, consisting of these notes and our guarantee of CB Richard
                             Ellis Services' obligations under the new credit agreement. The notes are not guaranteed by our subsidiaries. Accordingly, the indebtedness and other liabilities, including trade payables, of our subsidiaries are effectively senior to the claims of noteholders against our subsidiaries. As of June 30, 2001, on a pro forma basis after giving effect to the merger and related transactions, our subsidiaries would have had approximately $837.3 million of outstanding liabilities, including the new credit agreement, the 11 1/4% senior subordinated notes due 2011 of CB Richard Ellis Services and trade payables.

Restrictive Covenants.....   The indenture governing the notes will contain
                             covenants that limit our ability and the ability of certain of our subsidiaries to:

                                 .  incur or guarantee additional indebtedness;

                                 . pay dividends or distributions on capital stock or redeem or repurchase capital stock;

                                 .  make investments;

                                 .  create restrictions on the payment of
                                    dividends or other amounts to us;

                                 .  sell stock of our subsidiaries;

                                 .  transfer or sell assets;

                                 .  incur liens securing our indebtedness;

                                 .  engage in transactions with affiliates; and

                                 .  consolidate or merge.


                             At such time as the ratings assigned to the notes are investment grade ratings by both Moody's Investors Services and Standard and Poor's Rating Group, the foregoing covenants will cease to be in effect with the exception of the covenants that contain limitations on, among other things, the designation of restricted and unrestricted subsidiaries and certain consolidations, mergers and transfers of assets. All of these restrictions and prohibitions are subject to a number of important qualifications and exceptions. See "Description of the Notes--Certain Covenants."

Original Issue Discount...   The outstanding notes were issued at an original
                             issue discount for U.S. federal income tax purposes. Holders of the exchange notes are required to include amounts in gross income for U.S. federal income tax purposes in advance of receipt of the cash payments to which the income is attributable. See "Certain U.S. Federal Income
                             Tax Consequences."

Absence of a Public Market
  for the Exchange Notes.... The exchange notes generally will be freely transferable but will also be new securities for which there will not initially be a market. Accordingly, we cannot assure you whether a market for the exchange notes will develop or as to the liquidity of any market. We do not intend to apply for a listing of the exchange notes on any securities exchange or automated dealer quotation system. The initial purchaser in the private offering of the outstanding notes has advised us that it currently intends to make a market in the exchange notes. However, it is not obligated to do so, and any market making with respect to the exchange notes may be discontinued without notice.

                                 Risk Factors

   You should carefully consider the risk factors set forth under the caption of this "Risk Factors" and the other information included in this prospectus before tendering your outstanding notes in the exchange offer.

                      Summary Consolidated Financial Data

CBRE Holding

   The following table is a summary of the historical consolidated financial data of CBRE Holding as of and for the periods presented, as well as unaudited pro forma combined financial data giving effect to the merger and related transactions as of and for the periods presented. You should read this data along with the sections of this prospectus titled "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Unaudited Pro Forma Combined Financial Data" and the consolidated financial statements and related notes included elsewhere in this prospectus. The unaudited pro forma combined statement of operations data do not purport to represent what CBRE Holding's results of operations would have been if the merger and related transactions had occurred as of the date indicated or what its results will be for future periods.

                                                                                                        Pro Forma
                                                                                            Pro Forma    for the
                                                                        Period from          for the    Six Months
                                                                     February 20, 2001      Year Ended    Ended
                                                                      (inception) to       December 31,  June 30,
                                                                       June 30, 2001           2000        2001
                                                                     -----------------     ------------ ----------
                                                                     (in thousands, except ratios and percentages)
Statement of Operations Data:
Revenue.............................................................         --             $1,323,604   $557,347
Commissions, fees and other incentives..............................         --                634,639    259,203
Operating, administrative and other.................................         --                540,920    263,634
Depreciation and amortization.......................................         --                 47,065     23,637
Merger-related and other nonrecurring charges.......................         --                     --      5,608
                                                                           ----             ----------   --------
    Operating income................................................         --             $  100,980   $  5,265
                                                                           ====             ==========   ========
Other Financial Data:
EBITDA, excluding merger-related and other nonrecurring
  charges (a).......................................................         --             $  148,045   $ 34,510
EBITDA margin.......................................................         --                   11.2%       6.2%
Capital expenditures................................................         --             $   26,921   $ 14,628
Acquisition of business including net assets acquired, intangibles
  and goodwill......................................................         --                  3,442      1,123
Pro forma cash interest expense (b).................................                            67,055     31,340
Ratio of earnings to fixed charges (c)..............................       0.33                   1.39       0.39
Ratio of pro forma EBITDA to pro forma cash interest expense (b)....                              2.21       1.10
Ratio of pro forma total debt to EBITDA.............................                                        17.05
Ratio of pro forma net debt to EBITDA...............................                                        16.15

                                                   (footnotes on following page)

                                                             As of   Pro Forma
                                                            June 30,   As of
                                                              2001   June 30,
                                                            --------   2001
                                                              (in thousands)
Balance Sheet Data:
Cash and cash equivalents.................................. $229,499 $   31,278
Receivables, less allowance for doubtful accounts..........       --    149,811
Goodwill, net of accumulated amortization..................       --    585,853
Other intangible assets, net of accumulated amortization...       --     34,907
Total assets...............................................  238,268  1,139,434
Total long-term debt (including current portion)...........  225,642    588,452
Total stockholders'equity..................................    3,140    242,645

--------
(a) EBITDA, excluding merger-related and other nonrecurring charges, represents earnings before interest expense, income taxes, depreciation and amortization and also excludes merger-related and other nonrecurring charges. Our management believes that the presentation of EBITDA, excluding merger-related and other nonrecurring charges will enhance a reader's understanding of our operating performance and ability to service debt as it provides a measure of cash generated, subject to the payment of interest and income taxes, that can be used by us to service our debt and for other required or discretionary purposes. EBITDA, excluding merger-related and other nonrecurring charges should not be considered as an alternative to
    (a) operating income determined in accordance with GAAP or (b) operating cash flow determined in accordance with GAAP. This calculation of EBITDA, excluding merger-related and other nonrecurring charges, may not be comparable to similarly titled measures reported by other companies.

   EBITDA, excluding merger related and other nonrecurring charges, is calculated as follows:

                                                           Period from     Pro Forma   Pro Forma
                                                        February 20, 2001   for the     for the
                                                         (inception) to    Year Ended  Six Months
                                                          June 30, 2001   December 31,   Ended
                                                        -----------------     2001      June 30,
                                                                     (in thousands)
Operating Income.......................................         --          $100,980    $ 5,265
Add:
 Depreciation and amortization.........................         --            47,065     23,637
 Merger-related and other nonrecurring charges.........         --                --      5,608
                                                               ---          --------    -------
EBITDA, excluding merger-related and other nonrecurring
  charges..............................................         --          $148,045    $34,510
                                                               ===          ========    =======

(b) Pro forma cash interest expense would have been approximately $58.7 million for the year ended December 31, 2000 and $29.3 million for the period six months ended June 30, 2001 using the 3-month LIBOR of 3.11% as of September 17, 2001. Also, using the same LIBOR of 3.11%, the ratio of pro forma EBITDA, excluding merger related and other non-recurring changes, to pro forma cash interest expense would have been 2.52x for the year ended December 31, 2000 and 1.18x for the six months ended June 30, 2001.

(c) Represents a deficiency of $1.2 million for the period from February 20, 2001 (inception) to June 30, 2001 and a deficiency of $26.3 million for the pro forma six months ended June 30, 2001.

CB Richard Ellis Services

   The following table is a summary of the historical consolidated financial data of CB Richard Ellis Services as of and for the periods presented. You should read this data along with the section of this prospectus titled "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and related notes included elsewhere in this prospectus. The results include the activities of the following acquired businesses since their respective dates of acquisition:
L.J. Melody and Company from July 1, 1996; Koll Real Estate Services from August 28, 1997; REI, Ltd. from April 17, 1998; and Hillier Parker May and Rowden from July 7, 1998.

                                                                                                               (unaudited)
                                                                                                            Six Months Ended
                                                                   Year Ended December 31,                      June 30,
                                                   ------------------------------------------------------  ------------------
                                                     1996      1997       1998        1999        2000       2000      2001
                                                   --------  --------  ----------  ----------  ----------  --------  --------
                                                                  (in thousands, except ratios and percentages)
Statement of Operations Data:
Revenue........................................... $583,068  $730,224  $1,034,503  $1,213,039  $1,323,604  $578,803  $557,347
Commissions, fees and other incentives............  292,266   364,403     458,463     559,289     634,639   267,815   259,203
Operating, administrative and other...............  228,799   275,749     448,794     536,381     538,481   257,904   263,614
Depreciation and amortization.....................   13,574    18,060      32,185      40,470      43,199    21,300    23,142
Merger-related and other nonrecurring charges.....       --    12,924      16,585          --          --        --     5,608
                                                   --------  --------  ----------  ----------  ----------  --------  --------
  Operating income................................ $ 48,429  $ 59,088  $   78,476  $   76,899  $  107,285  $ 31,784  $  5,780
                                                   ========  ========  ==========  ==========  ==========  ========  ========
Other Financial Data:
EBITDA, excluding merger-related and other
 nonrecurring charges (a)......................... $ 62,003  $ 90,072  $  127,246  $  117,369  $  150,484  $ 53,084  $ 34,530
EBITDA margin.....................................     10.6%     12.3%       12.3%        9.7%       11.4%      9.2%      6.2%
Capital expenditures.............................. $  3,002  $  9,927  $   29,715  $   35,130  $   26,921  $ 11,451  $ 14,628
Acquisition of business including net assets
 acquired, intangibles and goodwill...............    8,625    (3,216)    189,895       8,931       3,442       669     1,123
Ratio of earnings to fixed charges (b)............     1.75      2.33        2.17        1.79        2.15      1.44      0.61

                                                                                                          (unaudited)
                                                                         As of December 31,                  As of
                                                            ---------------------------------------------  June 30,
                                                              1996      1997     1998     1999     2000      2001
                                                            --------  -------- -------- -------- -------- -----------
                                                                                 (in thousands)
Balance Sheet Data:
Cash and cash equivalents.................................. $ 49,328  $ 47,181 $ 19,551 $ 27,844 $ 20,854  $ 18,548
Receivables, less allowance for doubtful accounts..........   40,927    77,358  131,512  168,276  176,908   149,811
Goodwill, net of accumulated amortization..................   65,362   196,358  445,124  445,010  423,975   412,379
Other intangible assets, net of accumulated amortization...   10,521    43,026   63,913   57,524   46,432    42,526
Total assets...............................................  278,944   500,100  856,892  929,483  963,105   946,799
Total long-term debt (including current portion)...........  166,353   152,607  388,896  364,637  314,164   429,618
Total stockholders'equity (deficit)........................   (1,515)  157,771  190,842  209,737  235,339   227,631

--------
(a) EBITDA, excluding merger-related and other nonrecurring charges, represents earnings before interest expense, income taxes, depreciation and amortization and also excludes merger-related and other nonrecurring charges. Our management believes that the presentation of EBITDA, excluding merger-related and other nonrecurring charges will enhance a reader's understanding of our operating performance and ability to service debt as it provides a measure of cash generated, subject to the payment of interest and income taxes, that can be used by us to service our debt and for other required or discretionary purposes. EBITDA, excluding merger-related and other nonrecurring charges should not be considered as an alternative to
    (a) operating income determined in accordance with GAAP or (b) operating cash flow determined in accordance with GAAP. This calculation of EBITDA, excluding merger-related and other nonrecurring charges, may not be comparable to similarly titled measures reported by other companies.

   EBITDA, excluding merger related and other nonrecurring charges, is calculated as follows:

                                                                                                     Six Months
                                                                 Year Ended December 31,           Ended June 30,
                                                        ------------------------------------------ ---------------
                                                         1996    1997     1998     1999     2000    2000    2001
                                                        ------- ------- -------- -------- -------- ------- -------
                                                                              (in thousands)
Operating Income....................................... $48,429 $59,088 $ 78,476 $ 76,899 $107,285 $31,784 $ 5,780
Add:
  Depreciation and amortization........................  13,574  18,060   32,185   40,470   43,199  21,300  23,142
  Merger-related and other nonrecurring charges........      --  12,924   16,585       --       --      --   5,608
                                                        ------- ------- -------- -------- -------- ------- -------
EBITDA, excluding merger-related and other nonrecurring
 charges............................................... $62,003 $90,072 $127,246 $117,369 $150,484 $53,084 $34,530
                                                        ======= ======= ======== ======== ======== ======= =======

(b) Represents a deficiency of $11.1 million for the six months ended June 30, 2001.

                                 RISK FACTORS

   You should carefully consider the risks described below and the other information in this prospectus before you decide to participate in the exchange offer. If any of the following risks or uncertainties actually occurs, our business, financial condition and operating results would likely suffer.

                     Risks relating to the exchange offer

If you choose not to exchange your outstanding notes, the present transfer restrictions will remain in force and the market price of your outstanding notes could decline.

   If you do not exchange your outstanding notes for exchange notes under the exchange offer, then you will continue to be subject to the transfer restrictions on the outstanding notes as set forth in the offering circular distributed in connection with the private offering of the outstanding notes. In general, the outstanding notes may not be offered or sold unless they are registered or exempt from registration under the Securities Act and applicable state securities laws. Except as required by the exchange and registration rights agreement, we do not intend to register resales of the outstanding notes under the Securities Act. You should refer to "Prospectus Summary--Summary of Terms of the Exchange Offer" and "The Exchange Offer" for information about how to tender your outstanding notes.

   The tender of outstanding notes under the exchange offer will reduce the principal amount of the outstanding notes outstanding, which may have an adverse effect upon, and increase the volatility of, the market price of the outstanding notes due to a reduction in liquidity.

                        Risks relating to our business

The success of our business is significantly related to general economic conditions, and, accordingly, our business could be harmed by an economic slowdown or recession.

   In the latter part of the first quarter of 2001, CB Richard Ellis Services' business was adversely affected by a slowdown in the U.S. economy in general, and certain local and regional U.S. economies in particular, which have led to deteriorating commercial real estate market conditions. Its first quarter results reflected a slowdown in its U.S. sales activities beginning in February and a slowdown in U.S. lease activities beginning in March, as well as lower than expected revenues in Europe and Asia Pacific. This weakness in sales and lease activities continued into the second quarter. Revenue from the second quarter of 2001 was approximately $284.8 million as compared to approximately $317.9 million during the second quarter of 2000. In addition, our results during the second quarter of 2001 were adversely affected by approximately $5.6 million of expenses, consisting of:

    . severance expenses related to the implementation or our cost savings strategy;

    .  merger-related costs; and

    .  the write-off of our investment in Eziaz.

As a result of the slowdown in revenue and these expenses, we recorded pre-tax loss of approximately $5.2 million for the second quarter of 2001 as compared to a pre-tax gain of approximately $11.7 million for the second quarter of 2000.

   CB Richard Ellis Services' operating performance has continued to be effected by the economic slowdown into the third quarter of 2001. On October 22, 2001, CB Richard Ellis Services announced its preliminary, unaudited results of operations for the eight months ended August 31, 2001. For this period, CB Richard Ellis Services' revenues were approximately $743.6 million, commissions, fees and other incentives were approximately $352.1 million and operating, administrative and other expenses were approximately $343.3 million. These results of operations for the eight months ended August 31, 2001 as compared to the eight months ended August 31, 2000 indicate that revenues have declined by approximately 6.6%, commissions, fees and other incentives have declined by approximately 5.5% and operating, administrative and other expenses declined by approximately 1.3%. While the decline in revenue has been partially offset by the declines in commission and operating expenses, CB Richard Ellis Services has experienced a decline in operating income, cash flow and profitability during the first eight months of 2001, relative to the same period of 2000.

   In addition, on September 11, 2001, a terrorist attack resulted in the destruction of the World Trade Center Towers in New York City and significant damage to surrounding buildings and property in lower Manhattan. Due to this attack and a separate attack on the Pentagon in northern Virginia, as well as the possibility of related acts of terror and/or outbreak of hostilities, we expect a further deterioration of the U.S. economy and commercial real estate market conditions, which could further adversely affect our transaction management segment and other business segments.

   Periods of economic slowdown or recession in the United States and in other countries, rising interest rates or declining demand for real estate, or the public perception that any of these events may occur, can harm many segments of our business. These economic conditions could result in a general decline in rents, which in turn would reduce revenues from property management fees and brokerage commissions derived from property sales and leases. In addition, these conditions could lead to a decline in sale prices as well as a decline in demand for funds invested in commercial real estate and related assets. An economic downturn or a significant increase in interest rates also may reduce the amount of loan originations and related servicing by our commercial mortgage banking business. If our brokerage and mortgage banking businesses are negatively impacted, it is likely that other segments of our business will also suffer, due to the relationship among its various business segments. Further, as a result of our debt level and the terms of the debt instruments we entered into in connection with the merger and related transactions, our vulnerability to adverse general economic conditions has become heightened.

   The sharp downturn in the commercial real estate market beginning in the late 1980s in the United States caused, and downturns in the future may again cause, some property owners to dispose of or lose their properties through foreclosures and has caused many real estate firms to undergo restructuring or changes in control. Changes in the ownership of properties may be accompanied by a change in property and investment management firms and could cause us to lose management agreements or make the agreements we retain less profitable.

We may not be able to implement our cost savings strategy; and even if we are able to implement this strategy, it may not reduce our operating expenses by as much as we anticipate and could even compromise the development of our business.

   In light of the recent slowdown in the U.S. economy and the decline in CB Richard Ellis Services' operating performance, CB Richard Ellis Services announced a major cost cutting program in May 2001. As part of this plan, we intend to reduce its work force, reduce the bonuses it pays to managers and reduce other operating and back office expenses. While we expect to realize between approximately $35 and $40 million in cost savings during the remainder of 2001 after the announcement, excluding one-time severance costs, we cannot assure you that we will be able to implement the plan during 2001 or at all. Even if we are able to implement the plan, the plan may yield substantially less than the expected savings. In fact, the implementation of the plan could adversely affect our revenue, as it could create inefficiencies in our business operations, result in labor disruptions and limit our ability to expand and grow our business. For the six months ended June 30, 2001, after giving effect to the merger and related transactions on a pro forma basis, CBRE Holding's interest expense would have been approximately $33.0 million and CB Richard Ellis Services' interest expense would have been approximately $27.5 million.

Our substantial leverage and debt service obligations could harm our ability to operate our business and make payments on the notes.

   CBRE Holding and CB Richard Ellis Services will be highly leveraged after the closing of the merger and related transactions and will have significant debt service obligations. As of June 30, 2001, after giving effect to the merger and related transactions on a pro forma basis, CBRE Holding would have had total debt of approximately $588.5 million, net of $11.7 million of unamortized discounts, excluding unused commitments under CB Richard Ellis Services' new revolving credit facility, which is guaranteed by CBRE Holding, and total stockholders' equity of approximately $242.6 million, and CB Richard Ellis Services would have had total debt of approximately $531.8 million, net of $3.4 million of unamortized discounts, and total stockholders' equity of approximately $297.8 million. For the year ended December 31, 2000, after giving effect to the merger and related transactions, on a pro forma basis, CBRE Holding's interest expense would have been $70.4 million, and CB Richard Ellis Services' interest expense would have been $59.4 million. For the six months ended June 30, 2001, after giving effect to the merger and related transactions, on a pro forma basis, CBRE Holding's interest expenses would have been approximately $33.0 million and CB Richard Ellis Services' interest expense would have been approximately $27.5 million. The substantial level of indebtedness of CBRE Holding and CB Richard Ellis Services increases the possibility that CBRE Holding and CB Richard Ellis Services may be unable to generate cash sufficient to pay when due the principal of, interest on or other amounts due in respect to their indebtedness. In addition, CBRE Holding and CB Richard Ellis Services may incur additional debt from time to time to finance strategic acquisitions, investments, joint ventures or for other purposes, subject to the restrictions contained in the documents governing their indebtedness.

   The substantial debt of CBRE Holding and CB Richard Ellis Services could have other important consequences to you, including the following:

    . CBRE Holding and CB Richard Ellis Services will be required to use a substantial portion, if not all, of their free cash flow from operations to pay principal and interest on their debt, and their level of debt may restrict them from raising additional financing on satisfactory terms to fund working capital, strategic acquisitions, investments, joint ventures and other general corporate requirements;

    . the interest expense of CBRE Holding and CB Richard Ellis Services could increase if interest rates in general increase, because all of CB Richard Ellis Services' debt under its new credit agreement, which is guaranteed by CBRE Holding, including $235 million in term loans and a revolving credit facility of up to $90 million, will bear interest at floating rates, generally between LIBOR plus 3.25% and LIBOR plus 3.75% or between ABR plus 2.25% and ABR plus 2.75%;

    . the substantial leverage of CBRE Holding and CB Richard Ellis Services will increase their vulnerability to general economic downturns and adverse competitive and industry conditions and could place them at a competitive disadvantage compared to those of their competitors that are less leveraged;

    . the debt service obligations of CBRE Holding and CB Richard Ellis Services could limit their flexibility in planning for, or reacting to, changes in their business and in the real estate services industry generally; and

    . CBRE Holding's and CB Richard Ellis Services' failure to comply with the financial and other restrictive covenants in the documents governing their indebtedness, which require them to maintain specified financial ratios and limit their ability to incur debt and sell assets, could result in an event of default that, if not cured or waived, could harm their business or prospects and could result in their bankruptcy.

   CBRE Holding and CB Richard Ellis Services cannot be certain that their earnings will be sufficient to allow them to pay principal and interest on their debt, including the outstanding notes and the exchange notes, and meet their other obligations. If CBRE Holding and CB Richard Ellis Services do not have sufficient earnings, they may be required to refinance all or part of their existing debt, sell assets, borrow more money or sell more securities. CBRE Holding and CB Richard Ellis Services cannot guarantee that they will be able to refinance their debt, sell assets, borrow money or sell more securities on terms acceptable to them or at all.

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We will be able to incur more indebtedness, which may intensify the risks associated with our substantial leverage, including our ability to service our indebtedness.

   The indenture relating to the outstanding notes and the exchange notes, the new credit agreement and the indenture relating to the 11 1/4% senior subordinated notes due 2011 of CB Richard Ellis Services will permit CBRE Holding and CB Richard Ellis Services, subject to specified conditions, to incur a significant amount of additional indebtedness. In addition, CB Richard Ellis Services may incur additional indebtedness under its new $90 million revolving credit facility, which is guaranteed by CBRE Holding. If CBRE Holding or CB Richard Ellis Services incurs additional debt, the risks associated with their substantial leverage, including the ability to service this debt would increase.

If the properties that we manage fail to perform, then our financial condition and results of operations could be harmed.

   The revenue we generate from our property management/asset services division, and to some extent from our facilities management division, is generally a percentage of aggregate rent collections from properties, with many management agreements providing for a specified minimum management fee. Accordingly, our success will be dependent in part upon the performance of the properties we manage, and the performance of these properties will depend upon the following factors, among others, many of which are partially or completely outside of our control:

    .  our ability to attract and retain creditworthy tenants;

    .  the magnitude of defaults by tenants under their respective leases;

    .  our ability to control operating expenses;

    . governmental regulations, local rent control or stabilization ordinances which are or may be put into effect;

    . financial conditions prevailing generally and in the areas in which these properties are located;

    .  the nature and extent of competitive properties; and

    .  the real estate market generally.

We are controlled by RCBA Strategic Partners, L.P., whose interests may be different from yours.

   CB Richard Ellis Services is a wholly owned subsidiary of CBRE Holding and RCBA Strategic Partners and its affiliates, together own approximately 56.3% of CBRE Holding's outstanding Class A and Class B common stock, taken together. In addition, RCBA Strategic Partners and Blum Strategic Partners II, L.P. entered into a securityholders' agreement with the other holders of Class B common stock and some of the holders of Class A common stock. The Class B and Class A common stock subject to the voting provisions of the securityholders' agreement represented as of the date of the merger approximately 76.3% of the voting power of CBRE Holding's outstanding Class A and Class B common stock, taken together. As a result of the percentage of CBRE Holding's voting power owned by RCBA Strategic Partners and Blum Strategic Partners II and the other parties to the securityholders' agreement and the rights granted to RCBA Strategic Partners and its affiliates pursuant to the securityholders' agreement, CBRE Holding is controlled by RCBA Strategic Partners, which control has, among other things, the effects indicated below.

    . General Voting: Subject to exceptions in the securityholders' agreement, RCBA Strategic Partners controls the outcome of all votes of holders of CBRE Holding's Class A and Class B common stock, taken together.

    . Board: RCBA Strategic Partners has the right to designate a majority of the members of CBRE Holding's board of directors.

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

    . Change of Control: RCBA Strategic Partners generally is able to prevent any transaction that would result in a change of control of CBRE Holding. Subject to exceptions in the securityholders' agreement, RCBA Strategic Partners is also able to cause a change of control.

   We cannot assure you that the interests of RCBA Strategic Partners will not conflict with yours. In particular, RCBA Strategic Partners may cause a change of control at a time when we do not have sufficient funds to repurchase the notes as described under "Description of the Notes--Change of Control."

CB Richard Ellis Services has grown significantly during the past five years, which has placed significant demands on its resources, and it may not be able to effectively manage this growth or future growth.

   CB Richard Ellis Services has grown significantly in recent years from total consolidated revenues of approximately $583 million in 1996 to approximately $1.3 billion in 2000. This historical growth and any future growth will continue to place demands on its resources. Accordingly, our future success and profitability will depend, in part, on our ability to enhance our management and operating systems, respond and adapt to rapid changes in technology, obtain financing for strategic acquisitions and investments, retain employees due to policy and procedural changes and retain customers due to our ability to manage change. We may not be able to successfully manage any significant expansion or obtain adequate financing on favorable terms to manage its growth.

CB Richard Ellis Services' growth has depended significantly upon acquisitions, and it has experienced difficulties integrating these acquired businesses with its business.

       A significant component of CB Richard Ellis Services' growth from 1996 to 1998 was, and part of its principal strategy for continued growth is, through acquisitions. CB Richard Ellis Services' strategic acquisitions since 1995 have included Hillier Parker May and Rowden, REI, Ltd., Koll Real Estate Services, L.J. Melody & Company and Westmark Realty Advisors. Its recent tactical acquisitions have included Cauble and Company, North Coast Mortgage and Shoptaw-James. We expect to continue our acquisition program. Any future growth through acquisitions will be partially dependent upon the continued availability of suitable acquisition candidates at favorable prices and upon advantageous terms and conditions. However, future acquisitions may not be available at advantageous prices or upon favorable terms and conditions. In addition, acquisitions involve risks that the businesses acquired will not perform in accordance with expectations and that business judgments concerning the value, strengths and weaknesses of businesses acquired or the consequences of any acquisition will prove incorrect.

   CB Richard Ellis Services has had, and may experience in the future, significant difficulties in integrating operations acquired from other companies, including the diversion of its management's attention from other business concerns and the potential loss of its key employees or those of the acquired operations. For example, in the Westmark acquisition, serious differences in corporate culture resulted in the loss of several key employees. In the L.J. Melody acquisition, it took over a year to blend its loan servicing operations with those of L.J. Melody. The integration of Koll and CB Richard Ellis Services' property, facilities and corporate accounting systems took almost nine months to complete. We believe that most acquisitions will have an adverse impact on operating income and net income during the first six months following the acquisition. In addition, during this time period, there are generally significant one-time costs relating to integrating information technology, accounting and management services and rationalizing personnel levels.

   CB Richard Ellis Services has had particular difficulty integrating the accounting systems of all the businesses that it has acquired. CB Richard Ellis Services has numerous different accounting systems, each of which reports results in a different currency. If we are unable to fully integrate the accounting and other systems of the businesses we own, we may not be able to effectively manage our acquired businesses. Moreover, the integration process itself may be disruptive to CB Richard Ellis Services' business as it requires CB Richard Ellis

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Services to coordinate geographically diverse organizations and implement new accounting and information technology systems.

We are parties to several lawsuits, including lawsuits related to the merger and related transactions, which if determined adversely to us, could result in the imposition of damages against us and could harm our business and financial condition.

   We have been subject to putative class action lawsuits in Delaware and California in connection with the announcement of the merger and related transactions. These actions all alleged that the offering price for shares of CB Richard Ellis Services' common stock was unfair and inadequate and sought injunctive relief or rescission of the merger and related transactions and, in the alternative, money damages. Although parties involved entered into a settlement agreement with respect to the actions that have been filed in Delaware that may lead to a settlement, the Delaware court has not yet approved the settlement agreement. Furthermore, the parties in the California lawsuit have not agreed to a settlement. In addition, we may be subject to other lawsuits in connection with the merger and related transactions that have not yet been filed. In the event that the current lawsuits with respect to the merger and related transactions are not settled or we become subject to additional suits, these lawsuits could result in the imposition of damages against us and our business and financial condition could be harmed.

   In addition, we are the defendant in numerous lawsuits filed in the ordinary course of business. Although we are defending these claims, we cannot be certain that these cases will be resolved in our favor, and our insurance policies may not cover any such losses. Any losses not covered by insurance could adversely impact our business.

We have numerous significant competitors, many of which may have greater financial resources than us.

   We compete across a variety of business disciplines within the commercial real estate industry, including investment management, tenant representation, corporate services, construction and development management, property asset management, agency leasing, valuation and mortgage banking. In general, with respect to each of our business disciplines, we cannot assure you that we will be able to continue to compete effectively, maintain our current fee arrangements or margin levels or not encounter increased competition. Each of the business disciplines in which we compete is highly competitive on an international, national, regional or local level. Although we are one of the largest real estate services firms in the world, our relative competitive position varies significantly across product and service categories and geographic areas. Depending on the product or service, we face competition from other real estate service providers, institutional lenders, insurance companies, investment banking firms, investment managers and accounting firms. Many of our competitors are local or regional firms, which are substantially smaller than us. However, those competitors may be substantially larger on a local or regional basis. We are also subject to competition from other large national and multinational firms.

   In addition to its historical competitors, the advent of the Internet has introduced new ways of providing real estate services, as well as new entrants and competitors in our industry. We cannot currently predict who these competitors will be, nor can it predict what its response to them will be. Our response to competitive pressures could require significant capital resources, changes in its organization or technological changes. If we are not successful in developing a strategy to address the risks and to capture the related opportunities presented by technological changes and the emergence of e-business, our business, financial condition or results of operations could be harmed.

Our international operations subject us to social, political and economic risks of doing business in foreign countries.

   We conduct a substantial portion of our business, and a substantial number of our employees are located, outside of the United States. In the six-month period ended June 30, 2001, CB Richard Ellis Services generated

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

approximately 23% of its revenue from operations outside the United States. The international scope of our operations may lead to volatile financial results and difficulties in managing our businesses. Circumstances and developments related to international operations that could negatively affect our business, financial condition or results of operations include the following factors:

    . difficulties and costs of staffing and managing international operations;

    . currency restrictions, such as those in Brazil, India and Malaysia, which may prevent us from transferring capital and profits to the United States;

    .  changes in regulatory requirements;

    .  potentially adverse tax consequences;

    .  the burden of complying with multiple and potentially conflicting laws;

    . the impact of regional or country-specific business cycles and economic instability;

    . the geographic, time zone, language and cultural differences between personnel in different areas of the world;

    . greater difficulty in collecting accounts receivable in some geographic regions such as Asia Pacific and Europe;

    .  political instability; and

    . foreign ownership restrictions with respect to operations in countries such as Indonesia, India and China.

   We have committed additional resources to expand our worldwide sales and marketing activities, to globalize our service offerings and products in selected markets and to develop local sales and support channels. If we are unable to successfully implement these plans, to maintain adequate long-term strategies that successfully manage the risks associated with our global business or to adequately manage operational fluctuations, our business, financial condition or results of operations could be harmed.

Our revenues and earnings may be adversely affected by foreign currency fluctuations.

   Our revenues from non-U.S. operations have been primarily denominated in the local currency where the associated revenues were earned. During the six-month period ended June 30, 2001, approximately 23% of CB Richard Ellis Services' business was transacted in currencies of foreign countries, primarily the British Pound Sterling, the Canadian Dollar, Euros, the Hong Kong Dollar and the Australian Dollar. We may experience significant negative fluctuations in revenues and earnings because of corresponding fluctuations in foreign currency exchange rates. For example, as a result of exchange rate adjustments, CB Richard Ellis Services' total net income was reduced by approximately $1.1 million during 2000.

   CB Richard Ellis Services has made significant acquisitions of non-U.S. companies since the beginning of 1998, including Hillier Parker May and Rowden, REI, Ltd. and CB Commercial Real Estate of Canada, Inc. We may acquire additional foreign companies in the future as well. As we increase our foreign operations, fluctuations in the value of the U.S. dollar relative to the other currencies in which we may generate earnings could have a material adverse effect on our business, operating results and financial condition. In addition, fluctuations in currencies relative to the U.S. dollar may make it more difficult to perform period-to-period comparisons of our reported results of operations. Due to the constantly changing currency exposures to which we will be subject and the volatility of currency exchange rates, we cannot assure you that we will not experience currency losses in the future, nor can we predict the effect of exchange rate fluctuations upon future operating results.

   Our management may decide to use currency hedging instruments, including foreign currency forward contracts, purchased currency options, where applicable, and borrowings in foreign currency. Economic risks

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

associated with these hedging instruments include fluctuations in inflation rates impacting cash flow relative to paying down debt and changes in the underlying net asset position. These hedging activities may not be effective.

A significant portion of our operations are concentrated in California, and our business could be harmed if an economic downturn occurs in the California real estate market.

   During the six-month period ended June 30, 2001, approximately $107.5 million, or 30%, of CB Richard Ellis Services' $362.7 million in total sales and lease revenue, including revenue from investment property sales, was generated from transactions that originated in the State of California. As a result of the geographic concentration in California of our transaction management business, as well as some of our other businesses, a material downturn in the California commercial real estate market or in the local economies in San Diego, Los Angeles or Orange County could harm our results of operations.

Our results of operations vary significantly among quarters, which makes comparison of our quarterly results difficult.

   CB Richard Ellis Services' operating income and earnings have historically been substantially lower during the first three calendar quarters than in the fourth quarter. The reasons for the concentration of income and earnings in the fourth quarter include a general, industry-wide focus on completing transactions by calendar year end, as well as the constant nature of CB Richard Ellis Services' non-variable expenses throughout the year versus the seasonality of its revenue and its policy of paying bonuses in the first quarter. This has historically resulted in a small operating loss in the first quarter, a small operating profit or loss in the second and third quarters and a larger profit in the fourth quarter, excluding the recognition of investment generated performance fees. As a result, quarter-to-quarter comparisons may be difficult to interpret.

Our co-investment activities subject it to real estate investment risks that could cause fluctuations in its earnings and cash flow.

   An important part of the strategy of our investment management business involves investing our own capital in real estate investments with our clients. As of June 30, 2001, CB Richard Ellis Services had committed an additional $39.8 million to fund future co-investments. Our participation in real estate transactions through co-investment activity could increase fluctuations in its earnings and cash flow. Other risks associated with these activities include:

    .  loss of investments;

    . difficulties associated with international co-investments described in the risk factors above under the headings "Our international operations subject it to social, political and economic risks of doing business in foreign countries" and "Our revenues and earnings may be adversely affected by foreign currency fluctuations"; and

    . potential lack of control over the disposition of any co-investments and the timing of the recognition of gains, losses or potential incentive participation fees.

We have invested in a number of non-core, e-commerce businesses and other Internet-related real estate investments and may never realize a return on these investments.

   We have invested approximately $25.6 million in a number of non-core e-commerce businesses and other Internet-related real estate investments. These investments are highly speculative and may never generate any income. In addition, we may lose all the money we have invested in these businesses. For example in the second quarter, CB Richard Ellis Services wrote off its $2.9 million investment in Eziaz, which has recently declared bankruptcy. CB Richard Ellis Services' write-off of Eziaz, and any other write-offs it may take in the future, will adversely affect our results of operations.

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

We may incur liabilities related to our subsidiaries being general partners of numerous general and limited partnerships.

   We have subsidiaries that are general partners in numerous general and limited partnerships that invest in or manage real estate assets in connection with our co-investments. Any subsidiary that is a general partner is potentially liable to its partners and for the obligations of its partnership, including those obligations related to environmental contamination of properties owned or managed by the partnership. If our exposure as a general partner is not limited, or if our exposure as a general partner expands in the future, any resulting losses may harm our business, financial condition or results of operations. We own our general partnership interests through special-purpose subsidiaries. We believe this structure will limit our exposure to the total amount we have invested in and the amount of notes from, or advances and commitments to, these special-purpose subsidiaries. However, this limited exposure may be expanded in the future based upon, among other things, changes in our operating practices, changes in applicable laws or the application of additional laws to our business.

Our joint venture activities involve unique risks that are often outside of our control and, if realized, could harm our business.

   We have utilized joint ventures for large commercial investments, initiatives in Internet-related technology and local brokerage partnerships. In the future, we may acquire interests in additional limited and general partnerships and other joint ventures formed to own or develop real property or interests in real property. We have acquired and may acquire minority interests in joint ventures, and we may also acquire interests as a passive investor without rights to actively participate in the management of the joint ventures. Investments in joint ventures involve additional risks, including the following:

    . the other participants may become bankrupt or have economic or other business interests or goals which are inconsistent with our interests or goals; and

    . we may not have the right or power to direct the management and policies of the joint ventures, and other participants may take action contrary to our instructions or requests and against our policies and objectives.

   If a joint venture participant acts contrary to our interest, it could harm our business, results of operations and financial condition.

Our success depends upon the retention of our senior management, as well as our ability to attract and retain qualified and experienced employees.

   Our success is highly dependent upon the efforts of our executive officers and key employees. The only members of our senior management who are parties to employment agreements with us are Raymond Wirta, our Chief Executive Officer, and Brett White, our President. If either of Messrs. Wirta or White leaves or his services otherwise become unavailable to us, our business and results of operations may suffer.

   In addition, as a decentralized, global commercial real estate services firm, we rely to a considerable extent on the quality of local management and the reputation of our employees in the various countries in which we operate. If we fail to attract and retain key personnel in the foreign countries in which we operate, particularly in those foreign countries where we have a limited operating history and brand recognition, our growth may be limited, and our business and operating results could suffer.

If we fail to comply with laws and regulations applicable to real estate brokerage and mortgage transactions and other segments of our business, we may incur significant financial penalties.

   Due to the broad geographic scope of our operations and the numerous forms of real estate services we perform, we are subject to numerous federal, state and local laws and regulations specific to the services we perform. For example, our brokerage of real estate sales and leasing transactions requires us to maintain brokerage licenses in each state in which we operate. If we fail to maintain our license or conduct brokerage activities without a license, we may be required to pay fines, return commissions received or have our license suspended. In addition, because the size and scope of real estate sale transactions have increased significantly during the past several years, both the difficulty of ensuring compliance with the numerous state licensing regimes and the possible loss resulting from non-compliance have increased. In the future, the laws and regulations applicable to our business, both in the United States and in foreign countries, also may change in ways that materially increase our costs of compliance.

We may have liabilities in connection with real estate brokerage and property management activities.

   As a licensed real estate broker, we and our licensed employees are subject to statutory due diligence, disclosure and standard-of-care obligations in connection with brokerage transactions. Failure to fulfill these obligations could subject us or our employees to litigation from parties who purchased, sold or leased properties that we brokered or managed. We may become subject to claims by participants in real estate transactions claiming that we did not fulfill our statutory obligations as a broker.

   In addition, in our property management business, we hire and supervise third party contractors to provide construction and engineering services for our properties. While our role generally is limited to that of a supervisor, we may be subjected to claims for construction defects or other similar actions. Adverse outcomes of property management litigation could negatively impact our business, financial condition and results of operations.

                     Risks relating to the exchange notes

Servicing CBRE Holding's and CB Richard Ellis Services' indebtedness requires a significant amount of cash, and CBRE Holding's and CB Richard Ellis Services' ability to generate cash depends on many factors beyond their control.

   CBRE Holding and CB Richard Ellis Services expect to obtain from the operations of CB Richard Ellis Services the cash necessary to make payments on the outstanding notes and the exchange notes, the senior secured credit facilities and the 11 1/4% senior subordinated notes due 2011 of CB Richard Ellis Services and to fund CB Richard Ellis Services' working capital, strategic acquisitions, investments, joint ventures and other general corporate requirements. Our ability to generate cash from our operations is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. As a result, we cannot assure you that our business will generate sufficient cash flow from operations, that we will realize currently anticipated cost savings, revenue growth and operating improvements on schedule or at all, or that future borrowings will be available to us under our revolving credit facility, in each case, in amounts sufficient to enable us to service CB Richard Ellis Services' and CBRE Holding's debt and to fund our other liquidity needs. If CBRE Holding and CB Richard Ellis Services cannot service their debt, they will have to take actions such as reducing or delaying strategic acquisitions, investments and joint ventures, selling assets, restructuring or refinancing their debt or seeking additional equity capital. We cannot assure you that any of these remedies could, if necessary, be effected on commercially reasonable terms, or at all. In addition, the terms of existing or future debt instruments, including CB Richard Ellis Services' new credit agreement, which is guaranteed by CBRE Holding, the indenture for the outstanding notes and the exchange notes and the indenture for the 11 1/4% senior subordinated notes due 2011 of CB Richard Ellis Services may restrict CBRE Holding and CB Richard Ellis Services from adopting any of these alternatives. Therefore, because of these and other factors beyond our control, we may be unable to pay the principal, premium, if any, interest or other amounts on the outstanding notes and the exchanges notes.

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CBRE Holding's only source of cash to pay interest on, and the principal of, the notes is distributions from its subsidiaries, which may be restricted by provisions of their debt.

   CBRE Holding is a holding company. Its only significant assets are and will be the shares of its subsidiaries. It conducts all of its business operations through its subsidiaries. Its only source of cash to pay interest on, and the principal of, the notes is from distributions with respect to its ownership interests in its subsidiaries. These subsidiaries may not be able to generate sufficient additional cash flow to pay dividends or distributions, or otherwise make payments or transfer funds to CBRE Holding, and applicable law and contractual restrictions, including negative covenants contained in the debt instruments of its subsidiaries, may not permit such dividends, distributions or payments. In particular, the senior credit facilities and the indenture governing the 11 1/4% senior subordinated notes due 2011 restricts the ability of CB Richard Ellis Services to pay dividends, distributions or make other payments to CBRE Holding that may be necessary for CBRE Holding to pay cash interest on the notes or additional cash interest payable during a registration default.

   In addition, the claims of holders of notes are subject to the prior payment of all liabilities of CB Richard Ellis Services' subsidiaries, including their liabilities under the senior credit facilities and the 11 1/4% senior subordinated notes due 2011. CBRE Holding cannot assure you that, after providing for all prior claims, there would be sufficient assets available from CB Richard Ellis Services and its subsidiaries to satisfy the claims of holders of the notes. Any right that CBRE Holding would have to receive assets of any of its subsidiaries upon a reorganization or liquidation will effectively be subordinated to claims by that subsidiary's creditors, except to any extent that CBRE Holding is reorganized as a creditor of that subsidiary, in which case any claim of CBRE Holding would effectively be junior to claims of secured creditors of that subsidiary, to the extent of the secured claims.

The notes are structurally junior to indebtedness and other liabilities of CBRE Holding's subsidiaries.

   CBRE Holding's subsidiaries are not guarantors of the notes. You do not have a claim as a creditor against any of CBRE Holding's subsidiaries, and indebtedness and other liabilities, including trade payables, of those subsidiaries are effectively senior to your claims against those subsidiaries. As of June 30, 2001, on a pro forma basis after giving effect to the merger and related transactions, CBRE Holding's subsidiaries would have had $837.3 million of outstanding liabilities, including the senior credit facilities, the 11 1/4% senior subordinated notes due 2011 and trade payables.

If we fail to meet our payment or other obligations under the new credit agreement, the lenders under the credit agreement could foreclose on, and acquire control of, substantially all of our assets.

   In connection with the incurrence of indebtedness under the new credit agreement, upon the closing of the transactions, the lenders under the new credit agreement received a pledge of all of the equity interests of CB Richard Ellis Services and its significant domestic subsidiaries, including CB Richard Ellis, Inc., CBRE Investors, L.L.C. and L.J. Melody & Company, and 65% of the voting stock of CB Richard Ellis Services' foreign subsidiaries that is held directly by it or its domestic subsidiaries. Additionally, these lenders generally have a lien on substantially all of CB Richard Ellis Services' accounts receivables, cash, general intangibles, investment property and future acquired material property. As a result of these pledges and liens, if CB Richard Ellis Services fails to meet its payment or other obligations under the new credit agreement, the lenders under the credit agreement would be entitled to foreclose on substantially all of its assets and liquidate these assets. Under those circumstances, we may not have sufficient funds to pay principal, premium, if any, and interest on the outstanding notes and the exchange notes. As a result, the holders of the outstanding notes and the exchange notes may lose a portion of, or the entire value of, their investment.

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

The indenture governing the notes, the new credit agreement and the indenture governing the 11 1/4% senior subordinated notes due 2011 of CB Richard Ellis Services impose significant operating and financial restrictions on us, and in the event of a default, all of these borrowings would become immediately due and payable.

   The indenture governing the outstanding notes and the exchange notes and the indenture for the 11 1/4% senior subordinated notes due 2011 of CB Richard Ellis Services impose, and the terms of any future debt may impose, operating and other restrictions on CBRE Holding and CB Richard Ellis Services and many of their subsidiaries. These restrictions will affect, and in many respects will limit or prohibit their and their restricted subsidiaries' ability to:

    .  incur or guarantee additional debt;

    .  pay dividends or distributions on capital stock;

    .  repurchase equity interests;

    .  make investments;

    .  create restrictions on the payment of dividends or other amounts to us;

    . sell or otherwise dispose of assets, including capital stock of subsidiaries;

    .  create liens;

    .  enter into transactions with affiliates; and

    .  enter into mergers or consolidations.

   In addition, the new credit agreement includes other and more restrictive covenants and prohibits CB Richard Ellis Services from prepaying most of its other debt while debt under the credit agreement is outstanding. The new credit agreement also requires CB Richard Ellis Services to maintain compliance with specified financial ratios. CB Richard Ellis Services' ability to comply with these ratios may be affected by events beyond its control.

   The restrictions contained in the indentures and the credit agreement could:

    . limit CBRE Holdings' and CB Richard Ellis Services' ability to plan for or react to market conditions or meet capital needs or otherwise restrict their activities or business plans; and

    . adversely affect CBRE Holdings' and CB Richard Ellis Services' ability to finance their operations, strategic acquisitions, investments or alliances or other capital needs or to engage in other business activities that would be in their interest.

   A breach of any of these restrictive covenants or the inability to comply with the required financial ratios could result in a default under the indenture governing the outstanding notes and the exchange notes, the new credit agreement and the indenture governing the 11 1/4% senior subordinated notes due 2011 of CB Richard Ellis Services. If any such default occurs, the lenders under the credit agreement and the holders of the outstanding notes and the exchange notes and CB Richard Ellis Services' 11 1/4% senior subordinated notes due 2011, pursuant to the respective indentures, may elect to declare all outstanding borrowings, together with accrued interest and other fees, to be immediately due and payable. The lenders also have the right in these circumstances to terminate any commitments they have to provide further borrowings. If CB Richard Ellis Services is unable to repay outstanding borrowings when due, the lenders under the credit agreement will have the right to proceed against the collateral granted to them to secure the debt, which includes CB Richard Ellis Services' available cash. If the debt under the credit agreement, the outstanding notes and the exchange notes and the 11 1/4% senior subordinated notes due 2011 of CB Richard Ellis Services were to be accelerated, we cannot assure you that our assets would be sufficient to repay in full the outstanding notes and the exchange notes and our other debt.

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

We may not have the ability to raise the funds necessary to finance a change of control offer.

   Upon the occurrence of certain specific kinds of change of control events described in the section of this prospectus captioned "Description of the Notes--Change of Control," we are required to offer to purchase the outstanding notes and the exchange notes plus accrued and unpaid interest, if any, to the date of purchase. If a change of control were to occur, we cannot assure you that we would have sufficient funds to pay the purchase price of the outstanding notes and the exchange notes, and we expect that we would require third party financing to do so. We cannot assure you that we would be able to obtain this financing on favorable terms, if at all. In the event of a specified kind of change of control, due to specified restrictions in the new credit agreement, we may have to offer to repay all borrowings under the new credit agreement or obtain the consent of our lenders under the new credit agreement to purchase the notes. If we do not obtain such consent or repay such borrowings, we may be prohibited from purchasing outstanding notes and exchange notes. In such case, our failure to purchase tendered notes would constitute a default under the indenture governing the exchange notes, which, in turn, would constitute a default under the new credit agreement. Accordingly, we cannot assure you that we will have the financial ability to purchase outstanding notes and the exchange notes upon the occurrence of a change of control event.

Holders of the notes will be required to include original issue discount in their gross income for U.S. federal income tax purposes.

   The outstanding notes were issued with original issue discount for U.S. federal income tax purposes. Consequently, the holder of an exchange note may have income for tax purposes arising from such original issue discount prior to the actual receipt of cash in respect of such income. See "Certain U.S. Federal Income Tax Consequences."

   Because (1) the yield-to-maturity on the notes equals or exceeds the sum of
(x) the "applicable federal rate," or the "AFR," as determined under Section 1274(d) of the Internal Revenue Code, in effect for the calendar month in which the notes are issued and (y) 5 percentage points, (2) the maturity date of the notes is more than 5 years from the date of issue and (3) the notes have "significant" OID, the notes will be considered "applicable high yield discount obligations." As a result, CBRE Holding will not be allowed to take a deduction for interest, including OID, accrued on the notes for U.S. federal income tax purposes until such time as CBRE Holding actually pays such interest, including OID, in cash or in other property, other than stock or debt of CBRE Holding or a person deemed to be related to CBRE Holding under Section 453(f)(l) of the Internal Revenue Code.

   Moreover, because the yield-to-maturity on the notes exceeds the sum of (x) the AFR and (y) 6 percentage points (such excess is referred to as the disqualified yield), the deduction for interest, including OID, accrued on the notes will be permanently disallowed, regardless of whether CBRE Holding actually pays such interest or OID in cash or in other property, for U.S. federal income tax purposes to the extent such interest or OID is attributable to the disqualified yield on the notes.

   If a bankruptcy case is commenced by or against CBRE Holding under the U.S. Bankruptcy Code after the issuance of the notes, the claim of a holder of any of the notes with respect to the principal amount thereof may be limited to an amount equal to the sum of:

    .  the initial offering price allocable to the notes; and

    . that portion of the original issue discount which is not deemed to constitute "unmatured interest" for purposes of the Bankruptcy Code.

   Any original issue discount that was not amortized as of any such bankruptcy filing would constitute "unmatured interest."

We cannot assure you that an active trading market will develop for the exchange notes.

   We do not intend to apply for a listing of the exchange notes on a securities exchange. There is currently no established market for the exchange notes and we cannot assure you as to:

    .  the liquidity of any market that may develop for the exchange notes;

    .  the ability of holders of exchange notes to sell their exchange notes;
       and

    . the price at which holders of exchange notes will be able to sell their exchange notes.

   Although the initial purchaser of the outstanding notes has advised us that it intends to make a market for the exchange notes, the initial purchaser is not obligated to do so, and may discontinue its market making at any time without notice to the holders of the exchange notes. In addition, market making activity may be limited during the pendency of the exchange offer or the effectiveness of a shelf registration statement. Accordingly, we cannot assure you as to the development or liquidity of any market for the exchange notes. If a market for the exchange notes does develop, prevailing interest rates, the markets for similar securities and other factors could cause the exchange notes to trade at prices lower than their initial market values or reduce the liquidity of the exchange notes.

                          FORWARD-LOOKING STATEMENTS

   This prospectus includes forward-looking statements within the meaning of
Section 27A of the Securities Act of 1933. The words "anticipate," "believe," "could," "estimate," "expect," "intend," "may," "plan," "predict," "project," "will" and similar terms and phrases are used in this prospectus to identify forward-looking statements. Forward-looking statements included in this prospectus include, but are not limited to, statements under the headings "Prospectus Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business" regarding our future financial conditions, prospects, developments and business strategies. These forward-looking statements relate to analyses and other information that are based on forecasts of future results and estimates of amounts not yet determinable and also relate to their future prospects, developments and business strategies. For the forward-looking statements included in this prospectus, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

   These forward-looking statements are made based on management's expectations and beliefs concerning future events affecting us and are subject to uncertainties and factors relating to their operations and business environment, all of which are difficult to predict and many of which are beyond their control, that could cause their actual results to differ materially from those expressed in or implied by these forward-looking statements.

   The following factors are among those that may cause our actual results to differ materially from the forward-looking statements:

    . changes in general economic and business conditions, including those directly and indirectly related to the terrorist attacks in New York City and at the Pentagon on September 11, 2001;

    .  the failure of properties managed by us to perform as anticipated;

    .  competition;

    . changes in social, political and economic conditions in the countries in which we operate;

    .  foreign currency fluctuations;

    . our ability to manage our growth and integrate our decentralized businesses;

    .  our ability to reduce operating expenses;

    . an economic downturn in real estate markets across the world, particularly in California;

    .  acquisitions;

    .  our co-investment activities;

    .  our joint venture activities;

    .  our investments in e-commerce initiatives;

    . our ability to retain senior management and other qualified and experienced employees in the many countries in which they operate;

    . our ability to comply with the laws and regulations applicable to real estate brokerage and mortgage transactions; and

    .  significant litigation.

   All of the forward-looking statements should be considered in light of these factors. We do not undertake any obligation to update the forward-looking statements or risk factors contained in this prospectus to reflect new information, future events or otherwise, except as required by law.

                                USE OF PROCEEDS

   CBRE Holding will not receive any cash proceeds from the issuance of the exchange notes. In consideration for issuing the exchange notes as contemplated in this prospectus, CBRE Holding will receive in exchange a like principal amount of outstanding notes, the terms of which are identical in all material respects to the exchange notes. The outstanding notes surrendered in exchange for the exchange notes will be retired and canceled and cannot be reissued. Accordingly, issuance of the exchange notes will not result in any change in our capitalization.

   CBRE Holding received net proceeds of approximately $62.3 million from the sale of the outstanding notes, after deducting discounts, commissions and other expenses of the offering of the outstanding notes. The net proceeds from the outstanding notes, which were contributed to CB Richard Ellis Services in connection with the merger, together with cash, borrowings under our new credit agreement, the proceeds from the 11 1/4% senior subordinated notes due 2011 of CB Richard Ellis Services and the proceeds from the sale of CBRE Holding common equity were used:

    . to pay the holders of CB Richard Ellis Services' common stock immediately prior to the merger, other than the members of the buying group, consideration of $16.00 per share in the merger;

    . to refinance substantially all of CB Richard Ellis Services' outstanding indebtedness prior to the merger;

    . to pay fees and expenses associated with the merger and related transactions; and

    .  for working capital and other general corporate purposes.

                                CAPITALIZATION

   The following table sets forth the cash and cash equivalents and capitalization as of June 30, 2001 for:

    .  CB Richard Ellis Services and CBRE Holding on an actual basis; and

    . CBRE Holding on a pro forma as adjusted basis to reflect the completion of the merger and related transactions.

                                                                              As of June 30, 2001
                                                                      -----------------------------------
                                                                                                Pro Forma
                                                                               Actual          As Adjusted
                                                                      -----------------------  -----------
                                                                        CB Richard    CBRE        CBRE
                                                                      Ellis Services Holding     Holding
                                                                      -------------- --------  -----------
                                                                       (in thousands, except share data)
Cash and cash equivalents............................................    $ 18,548    $229,499   $ 31,278
                                                                         ========    ========   ========
Current maturities of long-term debt and short-term borrowings.......      13,146          --     62,496
Long-term debt, excluding current portion............................     416,472     225,642    525,956
                                                                         --------    --------   --------
Stockholders' equity:
   Preferred stock, $0.01 par value; 8,000,000 shares authorized; no
     shares issued or outstanding, actual............................          --          --         --
   Class A common stock; $0.01 par value; 75,000,000 shares
     authorized; no shares issued or outstanding, actual;
     1,742,477 shares issued and outstanding, pro forma as
     adjusted........................................................          --          --         17
   Class B common stock; $0.01 par value; 25,000,000 authorized;
     241,885 shares issued and outstanding, actual; June 30, 2001;
     12,649,813 shares issued and outstanding, pro forma as adjusted.          --           2        127
   Common stock, $0.01 par value; 100,000,000 shares authorized;
     20,636,051 shares issued and outstanding, actual................         218          --         --
Additional paid-in capital...........................................     367,685       3,868    243,231
Notes receivable from sale of stock..................................     (11,636)         --         --
Accumulated deficit..................................................     (93,464)       (730)      (730)
Accumulated other comprehensive loss.................................     (19,328)         --         --
Treasury stock, at cost..............................................     (15,844)         --         --
                                                                         --------    --------   --------
   Total stockholders' equity........................................     227,631       3,140    242,645
                                                                         --------    --------   --------
       Total capitalization..........................................    $657,249    $228,782   $831,097
                                                                         ========    ========   ========

                      THE MERGER AND RELATED TRANSACTIONS

The Merger

   The outstanding notes were offered in connection with the proposed merger of CBRE Holding's wholly-owned subsidiary, BLUM CB Corp., with and into CB Richard Ellis Services, which occurred on July 20, 2001. Pursuant to an amended and restated merger agreement, CB Richard Ellis Services' stockholders at the time of the merger, other than the buying group described below who received shares of CBRE Holding Class B common stock instead, received $16.00 in cash for each share of CB Richard Ellis Services common stock that they owned. As a result of the merger, all of CB Richard Ellis Services' outstanding common and preferred stock is owned by CBRE Holding, and CB Richard Ellis Services' common stock was delisted from the New York Stock Exchange.

Equity Financings

   Immediately prior to the merger, pursuant to an amended and restated contribution and voting agreement, each of the following persons, which we refer to together as the "buying group," contributed to CBRE Holding all of the shares of CB Richard Ellis common stock that he or it directly owned:

    . RCBA Strategic Partners, L.P. and Blum Strategic Partners II, L.P., which are affiliates of BLUM Capital Partners, L.P. and Richard Blum and Claus Moller, each of whom became a director of both CBRE Holding and CB Richard Ellis Services in connection with the merger;

    . FS Equity Partners III, L.P. and FS Equity Partners International, L.P., which are affiliates of Freeman Spogli & Co. Incorporated and Bradford Freeman, who became a director of both CBRE Holding and CB Richard Ellis Services in connection with the merger;

    . Raymond Wirta, who became a director and Chief Executive Officer of both CBRE Holding and CB Richard Ellis Services in connection with the merger;

    . Brett White, who became a director and Chairman of the Americas of both CBRE Holding and CB Richard Ellis Services in connection with the merger;

    . The Koll Holding Company, which is controlled by Donald Koll, who was a director of CB Richard Ellis Services prior to the merger; and

    . Frederic Malek, who became a director of both CBRE Holding and CB Richard Ellis Services in connection with the merger.

   Each of these shares was cancelled as a result of the merger. CBRE Holding issued one share of its Class B common stock in exchange for each share of CB Richard Ellis Services common stock contributed to it. This resulted in the issuance to the buying group of an aggregate of 7,967,774 shares of CBRE Holding Class B common stock in exchange for the contributions. Also pursuant to the contribution and voting agreement, immediately prior to the merger, RCBA Strategic Partners, L.P. and Blum Strategic Partners, II, L.P. purchased with cash in the aggregate 4,435,154 shares of CBRE Holding Class B common stock, Raymond Wirta purchased by delivery of a promissory note 5,000 shares of CBRE Holding Class B common stock and California Public Employees' Retirement System, or CalPERS, purchased with cash 625,000 shares of CBRE Holding Class A common stock, in each case for a price of $16.00 per share.

   In connection with the merger, CBRE Holding sold an aggregate of 1,768,791 shares of its Class A common stock and shares underlying stock fund units in CB Richard Ellis Services' deferred compensation plan to CB Richard Ellis Services' employees and independent contractors at a price of $16.00 per share. Also in connection with the merger, CBRE Holding granted 1,508,057 options to acquire shares of its Class A common stock to designated managers of CB Richard Ellis Services. The offering of the shares of Class A common stock and the options to acquire shares of Class A common stock was made pursuant to an effective registration statement under the Securities Act of 1933. Each of the employees who purchased shares of CBRE Holding Class A common stock entered into a subscription agreement that contains restrictions on the transfer of the shares, co-sale and required sale rights applicable in connection with transactions involving the shares and participation rights regarding future equity issuances. Holders of the Class A common stock are generally entitled to one vote per share on all matters submitted to stockholders of CBRE Holding, while holders of the Class B common stock of CBRE Holding generally are entitled to ten votes per share on all matters submitted to stockholders of CBRE Holding. The rights of the Class A and Class B common stock are substantially the same in all other respects.

Debt Financings

   In connection with the merger, CB Richard Ellis Services entered into a new senior secured credit agreement with Credit Suisse First Boston and other lenders to borrow $235.0 million in term loans. This credit agreement also included a $90.0 million revolving credit facility to finance CB Richard Ellis Services' working capital requirements, $10.0 million of which was drawn upon as of September 10, 2001. Also in connection with the merger, CB Richard Ellis Services assumed the $229.0 million in aggregate principal amount of 11 1/4% senior subordinated notes due 2011, which were issued and sold by BLUM CB Corp. for approximately $225.6 million on June 7, 2001. In addition, CBRE Holding issued and sold to DLJ Investment Funding, Inc. and other purchasers 65,000 units, which consisted in the aggregate of $65.0 million in aggregate principal amount of the outstanding notes and 339,820 shares of its Class A common stock, for an aggregate price of $65.0 million. For additional information regarding the indebtedness CBRE Holding and CB Richard Ellis Services incurred and assumed in connection with the merger, you should read the sections of this prospectus titled "Description of the Notes" and "Description of Other Indebtedness."

   The proceeds from the offering by CBRE Holding of the outstanding notes and related shares of CBRE Holding Class A common stock, the offering by BLUM CB Corp. of its 11 1/4% senior subordinated notes due 2011, the offerings to CB Richard Ellis Services' employees and independent contractors of CBRE Holding Class A common stock and the purchase of CBRE Holding Class B and Class A common stock by RCBA Strategic Partners, L.P., Blum Strategic Partners II, L.P., Raymond Wirta and CalPERS, together with CB Richard Ellis Services' borrowings under the new credit agreement, were used (1) to pay the holders of CB Richard Ellis Services common stock immediately prior to the merger, other than the members of the buying group, consideration of $16.00 per share in the merger, (2) to refinance substantially all of CB Richard Ellis Services' former indebtedness, (3) to pay fees and expenses associated with the merger and related transactions and (4) for working capital and other general corporate purposes. For additional information regarding the use of proceeds received in the offering of the outstanding notes, you should read the section of this prospectus titled "Use of Proceeds."

                  UNAUDITED PRO FORMA COMBINED FINANCIAL DATA

   The following unaudited pro forma combined balance sheet and the unaudited pro forma combined statements of operations are based on the historical consolidated financial statements of CBRE Holding and CB Richard Ellis Services, included elsewhere in this prospectus, as adjusted to give effect to the merger and related transactions as if they had occurred as of June 30, 2001 in the unaudited pro forma combined balance sheet and as of January 1, 2000 in the unaudited pro forma combined statements of operations for the year ended December 31, 2000 and the six months ended June 30, 2001.

   The pro forma adjustments are based upon currently available information and upon assumptions that our management believes are reasonable. Prior to the merger and related transactions, RCBA Strategic Partners, L.P. directly owned 2,345,900 shares of outstanding common stock of CB Richard Ellis Services, which represented approximately 11.5% of CB Richard Ellis Services' outstanding common stock prior to the merger and related transactions. A group of investment partnerships and funds, which are related to the general partner of RCBA Strategic Partners, directly owned 1,077,986 shares of outstanding common stock of CB Richard Ellis Services, which represented approximately 5.3% of CB Richard Ellis Services' outstanding common stock prior to the merger and related transactions. Neither RCBA Strategic Partners nor its general partner controls these related investment partnerships and funds. Additionally, other members of the buying group directly owned 4,543,888 shares of outstanding common stock of CB Richard Ellis Services, which represented approximately 22.3% of CB Richard Ellis Services' outstanding common stock prior to the merger and related transactions. Therefore the total combined ownership of RCBA Strategic Partners, the investment partnerships and funds related to the general partner of RCBA Strategic Partners and the other members of the buying group was 7,967,774 shares of outstanding common stock of CB Richard Ellis Services, or approximately 39.1% of the outstanding common stock prior to the merger and related transactions. Accordingly, neither RCBA Strategic Partners, any of the investment partnerships or funds related to the general partner of RCBA Strategic Partners, any member of the buying group nor any combination of them controlled CB Richard Ellis Services prior to the merger and related transactions.

   Prior to the merger and related transactions, RCBA Strategic Partners controlled CBRE Holding through its ownership of 100% of all issued and outstanding common stock of CBRE Holding. In connection with the merger, Blum Strategic Partners II, L.P. acquired shares of the outstanding common stock of CBRE Holding. Blum Strategic Partners II, L.P. is related to the general partner of RCBA Strategic Partners. Neither RCBA Strategic Partners nor its general partner controls Blum Strategic Partners II. RCBA Strategic Partners controls CBRE Holding after completion of the merger and related transactions. Subsequent to the merger and related transactions, RCBA Strategic Partners has the right to:

    .  appoint a majority of the board of directors of CBRE Holding; and

    . directly and indirectly control approximately 76.3% of the voting power of CBRE Holding through the securityholders' agreement entered into with the other members of the buying group and other stockholders of CBRE Holding; the other members of the buying group, except for Blum Strategic Partners II, generally are required to vote their shares of CBRE Holding common stock in a manner consistent with how RCBA Strategic Partners votes on matters that are subject to a vote by the stockholders of CBRE Holding.

   Although the other members of the buying group have rights defined in the securityholders' agreement, management believes that these rights are consistent with the protective rights defined in EITF 96-16 and do not overcome the presumption of RCBA Strategic Partners' control over CBRE Holding.

   After the merger and related transactions, CB Richard Ellis Services became a wholly owned subsidiary of CBRE Holding. The 2,345,900 shares of outstanding common stock of CB Richard Ellis Services owned by RCBA Strategic Partners prior to the merger that were contributed to CBRE Holding have been carried over at RCBA Strategic Partners' book value. The basis of accounting for the shares of CB Richard Ellis Services common stock acquired by CBRE Holding that were not directly owned by RCBA Strategic Partners prior to the merger and related transactions have been accounted for as a purchase transaction by CBRE Holding at a fair value of $16.00 per share. As such, the merger has been accounted for as a step acquisition in accordance with Accounting Principles Bulletin 16--"Accounting for Business Combinations." The acquisition of unvested stock fund units in the CB Richard Ellis Services deferred compensation plan has been accounted for in accordance with FASB Interpretation Number 44 as discussed in note (n) to the accompanying unaudited pro forma combined balance sheet. Management believes the fair value of the acquired common stock and stock fund units is consistent with the merger consideration of $16.00 per share. The adjustments included in the unaudited pro forma financial statements represent the effects of CB Richard Ellis Services' preliminary determination and allocation of the purchase price to the fair value of the assets and liabilities acquired, based upon currently available information. We cannot assure you that the actual effects will not differ significantly from the pro forma adjustments reflected in these unaudited pro forma financial statements.

   The unaudited pro forma financial statements are not necessarily indicative of either future results of operations or results that might have been achieved if the merger and related transactions had been consummated as of the dates indicated. The unaudited pro forma financial statements should be read in conjunction with the historical consolidated financial statements and related notes of CBRE Holding and CB Richard Ellis Services, and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus.

                      CBRE Holding, Inc. and Subsidiaries
                  Unaudited Pro Forma Combined Balance Sheet
                              as of June 30, 2001
                       (in thousands, except share data)

                                                                       As of June 30, 2001
                                                      -----------------------------------------------------
                                                        CB Richard    CBRE     Pro Forma         Pro Forma
                                                      Ellis Services Holding  Adjustments        Combined
                                                      -------------- -------- -----------       -----------
                                                       (Unaudited)            (Unaudited)       (Unaudited)
                       ASSETS
Current assets:
   Cash and cash equivalents.........................    $ 18,548    $229,499  $  90,875 (a)    $   31,278
                                                                                  (2,707)(b)
                                                                                (198,305)(c)
                                                                                 235,000 (d)
                                                                                  40,000 (e)
                                                                                  65,000 (f)
                                                                                (400,000)(g)
                                                                                 (13,850)(h)
                                                                                 (16,081)(i)
                                                                                 (16,701)(j)
   Receivables, less allowance for doubtful accounts
     of $11,993......................................     149,811                                  149,811
   Prepaid expenses..................................       9,693                                    9,693
   Deferred taxes, net...............................      13,023                                   13,023
   Other current assets..............................       9,132       1,045      1,841 (a)(k)     12,018
                                                         --------    --------  ---------        ----------
       Total current assets..........................     200,207     230,544   (214,928)          215,823
                                                         --------    --------  ---------        ----------
Property and equipment, net..........................      77,590                 (7,622)(l)        69,968
Goodwill, net........................................     412,379                131,796 (a)(k)
                                                                                 205,068 (c)
                                                                                   1,542 (g)
                                                                                  13,850 (h)
                                                                                  16,701 (j)
                                                                                  62,102 (j)
                                                                                (227,631)(m)
                                                                                 (33,449)(n)
                                                                                   3,495 (o)       585,853
Other intangible assets, net.........................      42,526                 (7,619)(l)        34,907
Cash surrender value of insurance policies, deferred
  compensation plan..................................      69,508                 (2,344)(a)
                                                                                   6,950 (c)        74,114
Investment in and advances to unconsolidated
  subsidiaries.......................................      43,064                 (6,972)(l)        36,092
Deferred taxes, net..................................      35,305                 24,442 (n)        59,747
Prepaid pension costs................................      24,089                (10,401)(l)        13,688
Other assets.........................................      42,131       7,724
                                                                                   2,041 (a)
                                                                                   4,602 (a)(k)
                                                                                   2,707 (b)
                                                                                  (4,101)(c)
                                                                                  16,081 (i)
                                                                                 (21,943)(l)        49,242
                                                         --------    --------  ---------        ----------
       Total assets..................................    $946,799    $238,268  $ (45,633)       $1,139,434
                                                         ========    ========  =========        ==========

                      CBRE Holding, Inc. and Subsidiaries
                  Unaudited Pro Forma Combined Balance Sheet
                              as of June 30, 2001
                       (in thousands, except share data)

                                                                                   As of June 30, 2001
                                                                   --------------------------------------------------
                                                                     CB Richard    CBRE      Pro Forma      Pro Forma
                                                                   Ellis Services Holding   Adjustments     Combined
                                                                   -------------- --------  -----------    -----------
                                                                    (Unaudited)             (Unaudited)    (Unaudited)
              LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
   Accounts payable and accrued expenses..........................    $ 68,929    $  9,486   $   3,495 (o) $   81,910
   Compensation and employee benefits.............................      64,291                                 64,291
   Accrued bonus and profit sharing...............................      31,049                                 31,049
   Income taxes payable...........................................       6,377                  (9,007)(n)     (2,630)
   Short-term borrowings (t)......................................      12,017                  40,000 (e)     52,017
   Current maturities of long-term debt (t).......................       1,129                   9,350 (d)     10,479
                                                                      --------    --------   ---------     ----------
      Total current liabilities...................................     183,792       9,486      43,838        237,116
Long-term debt:
   8 7/8% senior subordinated notes, net of unamortized discount
     of $1,542 as of June 30, 2001................................     173,458                (173,458)(g)         --
   Revolving credit facility......................................     225,000                (225,000)(g)         --
   11 1/4% senior subordinated notes, net of unamortized discount
     of $3,358 million as of June 30, 2001........................                 225,642    (225,642)(p)
                                                                                               225,642 (p)    225,642
   Senior secured term loans......................................                             225,650 (d)    225,650
   16% Senior Notes, net of unamortized discount of
     $8,350 million as of June 30, 2001 pro forma.................          --          --      65,000 (f)
                                                                                                (8,350)(q)
                                                                                               (65,000)(r)
                                                                                                65,000 (r)     56,650
   Other long-term debt...........................................      18,014                                 18,014
                                                                      --------    --------   ---------     ----------
      Total long-term debt (t)....................................     416,472     225,642    (116,158)       525,956
   Deferred compensation liability................................      87,680                  (2,344)(a)
                                                                                                 9,612 (c)     94,948
Other liabilities.................................................      28,407                   7,545 (l)     35,952
                                                                      --------    --------   ---------     ----------
      Total liabilities...........................................     716,351     235,128     (57,507)       893,972
   Minority interest..............................................       2,817                                  2,817
Stockholders' equity:
   Class A common stock; $0.01 par value; 75,000,000 shares
     authorized; no shares issued or outstanding at June 30,
     2001; 1,742,477 shares issued and outstanding at June 30,
     2001 pro forma...............................................          --          --           5 (q)
                                                                                                    12 (a)         17
   Class B common stock; $0.01 par value; 25,000,000
     authorized; 241,885 shares issued and outstanding at
     June 30, 2001; 12,649,813 shares issued and outstanding at
     June 30, 2001 pro forma......................................          --           2         125 (a)        127
   Common stock, $0.01 par value; 100,000,000 shares
     authorized; 20,636,051 shares issued and outstanding at
     June 30, 2001................................................         218                    (218)(m)         --
   Additional paid-in capital.....................................     367,685       3,868     231,018 (a)         --
                                                                                                 8,345 (q)
                                                                                              (367,685)(m)    243,231
   Notes receivable from sale of stock............................     (11,636)                 11,636 (m)         --
   Accumulated deficit............................................     (93,464)       (730)     93,464 (m)       (730)
   Accumulated other comprehensive loss...........................     (19,328)                 19,328 (m)         --
   Treasury stock at cost, 1,072,155 shares at June 30, 2001......     (15,844)                 15,844 (m)         --
                                                                      --------    --------   ---------     ----------
      Total stockholders' equity (s)..............................     227,631       3,140      11,874        242,645
                                                                      --------    --------   ---------     ----------
          Total liabilities and stockholders' equity..............    $946,799    $238,268   $ (45,633)    $1,139,434
                                                                      ========    ========   =========     ==========

                         Notes to Unaudited Pro Forma
                  Combined Balance Sheet as of June 30, 2001

(a) Consists of cash proceeds from the issuance of an aggregate of 5,679,685 shares of CBRE Holding common stock and stock fund units to RCBA Strategic, Blum Strategic Partners II, CalPERS and employees and independent contractors of CR Richard Ellis Services at $16.00 per share. See note (s) for further detail.

    Of the $231.2 million, $90.9 million was contributed in cash, $131.8 million was a non-cash contribution representing the value of 7,967,774 shares of CB Richard Ellis Services common stock previously owned by members of the buying group and the value of vested stock fund units in the CB Richard Ellis Services deferred compensation plan, $2.0 million was contributed in exchange for recourse notes from employees and $6.9 million was recorded as a deferred compensation asset. The deferred compensation asset represents deferred compensation plan value related to unvested stock fund units held in the CB Richard Ellis Services deferred compensation plan that remained unvested after the merger. See note (k) for further details. Approximately $2.3 million of cash contributions were received from designated managers who elected to purchase new stock fund units in the deferred compensation plan with their vested participant account funds invested in the insurance investment options in the deferred compensation plan prior to the merger. This resulted in a decrease to cash surrender value of insurance policies, deferred compensation plan, with a corresponding decrease in the deferred compensation plan liability.

(b) Represents a loan to The Koll Holding Company, which is an affiliate of Donald Koll, in connection with the merger and related transactions. This loan, which is secured by a pledge of shares of CBRE Holding Class B common stock, replaced existing margin loans with a third party that were secured by shares of CB Richard Ellis Services common stock prior to the merger. The new loan is full-recourse, accrues interest at a rate of LIBOR plus 1.4%, compounds annually, is payable quarterly and has a stated maturity of five years. The new loan will be replaced by a margin loan with a third party when, if ever, CBRE Holding common stock becomes freely tradable on a national securities exchange or an over-the-counter market.

(c) The following reflects the purchase of CB Richard Ellis Services by CBRE Holding which is comprised of the following:

    . 20,393,450 shares of outstanding common stock of CB Richard Ellis Services at $16.00 per share (net of treasury stock), less the 7,967,774 shares of common stock owned by members of the buying group that were contributed to CBRE Holding in exchange for Class B common stock of CBRE Holding.

    . 1,693,924 stock fund units, each consisting of one underlying share of common stock of CB Richard Ellis Services, in the deferred compensation plan at $16.00 per unit, less 812,743 unvested stock fund units that were automatically converted so that the underlying shares became shares of CBRE Holding Class A common stock and 221,516 vested stock fund units that employees elected to convert into stock fund units with underlying CBRE Holding Class A common stock.

    .  2,613,663 options to acquire common stock of CB Richard Ellis Services.

   The entries to record the cash portion of the purchase price is calculated as follows:

                                                               Increase in Cash              Increase in
                                                               Surrender Value                 Deferred
                                        Decrease   Increase in   of Insurance   Decrease in  Compensation
                                        in Cash     Goodwill    Policies, DCP   Other Assets  Liability
                                        ---------  ----------- ---------------- ------------ ------------
                                                        (in thousands, except share data)
Purchase of 12,425,676 share of
  CB Richard Ellis Services common
  stock at $16.00 per share, net of the
  repayment of $13.2 million in
  recourse and non-recourse
  employee loans secured by the
  common stock (1)..................... $(185,578)  $189,679        $   --        $(4,101)      $   --
Purchase of 666,726 vested stock fund
  units, each consisting of one
  underlying share of CB Richard
  Ellis Services common stock, at
  $16.00 per share.....................    (8,006)    10,668         6,950             --        9,612
Purchase of 2,613,663 options to
  acquire common stock of
  CB Richard Ellis Services at the
  greater of intrinsic value or $1.00
  per option...........................    (4,721)     4,721            --             --           --
                                        ---------   --------        ------        -------       ------
   Total............................... $(198,305)  $205,068        $6,950        $(4,101)      $9,612
                                        =========   ========        ======        =======       ======

-----------
   (1) Some members of management and highly compensated employees have historically purchased shares of common stock of CB Richard Ellis Services under various compensation plans at fair market value on the date of grant. These purchases were made under the terms of the 1996 Equity Incentive Plan, the 1999 Equity Incentive Plan and the 1990 Stock Option Plan. Payment for a portion of the purchase price of these shares was made by the employee using either a non-recourse loan secured by the underlying CB Richard Ellis Services common stock issued or a recourse loan secured by the underlying CB Richard Ellis Services common stock issued and the personal assets of the participating employee. Non-recourse loans were recorded as a reduction to equity, while recourse loans were included as other assets in the historical balance sheet of CB Richard Ellis Services. In conjunction with the merger and related transactions, employees owning stock through these plans with such secured loans received $16.00 per share in merger consideration, less the per share equivalent of any unpaid principal, plus accrued but unpaid interest, under such loans as of the date of the merger.

(d) Represents the gross proceeds from CB Richard Ellis Services' borrowing of $235.0 million in senior secured term loans. Current maturities of long-term debt includes $9.4 million in principal payments due on the senior secured term loans. The $235.0 million in senior secured term loans is comprised of two separate facilities. The $50.0 million Tranche A facility bears interest at the 3 month LIBOR plus 3.25%, which was 6.36% as of September 17, 2001. The $50.0 million Tranche A facility will be fully amortized by July 20, 2007 through quarterly principal payments over 6 years. $7.5 million in total annual principal payments will be due quarterly during the first two years of the loan, and $8.75 million in total annual principal payments will be due quarterly during years 3 through 6 of the loan. The $185.0 million Tranche B facility bears interest at 3 month LIBOR plus 3.75%, which was 6.86% as of September 17, 2001. The $185.0 million Tranche B facility requires quarterly payments of principal of approximately $462,500, with the remaining outstanding principal balance of $172.5 million due on July 20, 2008.

(e) Represents the gross proceeds from the draw down on the new $90.0 million revolving credit facility. The $90.0 million revolving credit facility bears interest at 3-month LIBOR plus 3.25%, which was 6.36% as of September 17, 2001 and matures on July 20, 2007. Under the terms of the credit agreement, no amounts can be outstanding under the revolving credit facility for a period of 45 consecutive days commencing on any day chosen by CB Richard Ellis Services in the month of December of each year.

(f) Represents the gross proceeds from our issuance of $65.0 million in 16% senior notes and related Class A common stock. The $65 million in senior notes will be due on July 20, 2011 and bear interest at a fixed rate of 16%.

(g) Represents the repayment of CB Richard Ellis Services' historical debt outstanding as of June 30, 2001, which was comprised of $225.0 million outstanding under CB Richard Ellis Services' former revolving credit facility and $175.0 million outstanding in aggregate principal amount of CB Richard Ellis Services' former 8 7/8% senior subordinated notes, net of unamortized debt discount. The payment of the $1.5 million in unamortized debt discount was recorded as an increase in goodwill.

(h) Represents the payment of $13.9 million of repayment premiums on CB Richard Ellis Services' former 8 7/8% senior subordinated notes, which was recorded as an increase in goodwill.

(i) Represents the payment of $16.1 million in fees and commissions in connection with the $65 million in aggregate principal amount of 16% senior notes issued by CBRE Holding, the borrowing of the $235.0 million senior secured term loans by CB Richard Ellis Services, the $229.0 million in aggregate principal amount of 11 1/4% senior subordinated notes issued by BLUM CB Corp. and the $90.0 million revolving credit facility of CB Richard Ellis Services. Annual aggregate maturity of total long term debt, excluding the revolving credit facility, at June 30, 2001 on an unaudited pro forma basis is as follows: 2001 - $17.4 million; 2002 - $12.1 million; 2003 - $10.5 million; 2004 - $10.6 million; 2005 - $10.6 million;
    thereafter - $487.2 million.

(j) Represents estimated transaction fees and related costs incurred in connection with the acquisition of CB Richard Ellis Services by CBRE Holding, excluding $29.9 million in financing costs included in notes (h) and (i) above.

(k) Immediately prior to the merger, participants held approximately 880,681 vested stock fund units and 812,743 unvested stock fund units in the CB Richard Ellis Services Deferred Compensation Plan. Each stock fund unit entitled the participant to receive one share of CB Richard Ellis Services common stock upon distribution from his or her deferred compensation plan participant account. In connection with the merger and related transactions, a change in control occurred in accordance with the terms of the deferred compensation plan for approximately 342,593 unvested stock fund units associated with the 1999 company matching contribution, and these stock fund units became fully vested upon completion of the merger.

    In connection with the merger, the deferred compensation plan was amended so that each stock fund unit thereafter represented the right to receive one share of the Class A common stock of CBRE Holding in accordance with the terms and conditions set forth in the deferred compensation plan. Each participant in the deferred compensation plan who was a U.S. employee or an independent contractor in specified states and had stock fund units that were vested and credited to his or her account as of the merger was required, prior to the merger, to make one of the following elections with respect to the vested stock fund units: (1) convert the value of his or her vested stock fund units, based upon the a value of $16.00 per stock unit, into any of the insurance mutual fund or interest index fund alternatives provided under the deferred compensation plan, or (2) continue to hold the vested stock fund units in his or her account under the deferred compensation plan. As a result of the amendment of the deferred compensation plan, any vested stock fund units held by other employees and independent contractors and all stock fund units that were unvested prior to the merger were automatically converted into the right to receive one share of Class A common stock of CBRE Holding. Of the 880,681 vested stock fund units outstanding prior to the merger, employees elected to receive the value of $16.00 per unit for 666,726 stock fund units, which they invested in the insurance index funds and the Interest Index Fund II options under the deferred compensation plan, and elected to hold 221,516 vested stock fund units in the deferred compensation plan. All stock fund units that were unvested prior to the merger remained as stock fund units in the deferred compensation plan. After the merger, there were approximately 470,150 unvested stock fund units in the CB Richard Ellis Services deferred compensation plan. A portion of these unvested stock fund units have been accounted for as a deferred compensation asset included in other current assets and other assets in the accompanying unaudited pro forma combined balance sheet. The deferred compensation asset will be amortized as compensation expense over the remaining vesting period for such stock fund units. Vested stock fund units, including those that vested due to the change in control, have been included in goodwill in the accompanying unaudited pro forma combined balance sheet. The above accounting treatment is in accordance with Financial Interpretation Number 44 "Accounting for Certain Transactions Involving Stock Compensation." In connection with the merger and related transactions, all stock fund units, whether vested or unvested, were valued at $16.00 per share.

(l) Represents adjustments to reflect the identifiable assets and liabilities of CB Richard Ellis Services acquired at their estimated current fair value, which resulted in the following adjustments:

                                                               (in thousands)
                                                               --------------
   Property and equipment, net................................    $ (7,622)
   Goodwill, net..............................................      62,102
   Other intangible assets, net...............................      (7,619)
   Investment in and advances to unconsolidated subsidiaries..      (6,972)
   Prepaid pension costs......................................     (10,401)
   Other assets...............................................     (21,943)
   Other liabilities..........................................      (7,545)
                                                                  --------
                                                                  $     --
                                                                  ========

   The amount of equity interest carried over for RCBA Strategic Partners, L.P. was calculated as the original cost basis of 2,345,900 shares of CB Richard Ellis Services common stock purchased by RCBA Strategic Partners, or approximately $11.54 per share, adjusted for its share of diluted earnings per share of approximately $1.62 from the date RCBA Strategic Partners acquired such shares through the merger date.

   Following are the calculations of (1) the purchase price of the acquisition of CB Richard Ellis Services, (2) the allocation of that purchase price to the assets and liabilities of CB Richard Ellis Services, and (3) the calculation of goodwill of CB Richard Ellis Services after consummation of the merger.

   Calculation of the purchase price of CB Richard Ellis Services:

                                                           Shares of CB Richard Ellis Services
                                                          -------------------------------------
                                                             RCBA
                                                           Strategic
Stockholder:                                               Partners      Other        Total
------------                                              ----------- ------------ ------------
Total Shares and Stock Fund Units........................   2,345,900   19,740,974   22,086,874
                                                          =========== ============ ============
Value Per Share.......................................... $     13.16 $      16.00 $         --
                                                          =========== ============ ============
Fair Value............................................... $30,878,298 $315,855,578 $346,733,876
Fair Value of 255,477.3 warrants to acquire common stock
  of CBRE Holding exchanged for warrants to acquire
  CB Richard Ellis Services common stock at $30 per share
  valued at $3.85 per warrant............................          --      983,588      983,588
Purchase of 2,613,669 options to acquire common stock of
  CB Richard Ellis Services..............................          --    4,721,452    4,721,452
                                                          ----------- ------------ ------------
Total Purchase Price..................................... $30,878,298 $321,560,618 $352,438,916
                                                          =========== ============ ============

   Allocation of the purchase price to the assets and liabilities of CB Richard Ellis Services:

                                                       Fair Value
                                                     --------------
                                                     (in thousands)
Assets:
   Property and Equipment...........................   $  69,968
   Other Intangible Assets..........................      34,907
   Other Assets.....................................      20,188
   Investments in and Advances to Unconsolidated
     Subsidiaries...................................      36,092
   Non Current Deferred Taxes, net..................      59,747
   Prepaid Pension Costs............................      13,688
   All Other Assets.................................     269,715
                                                       ---------
   Total Assets.....................................     504,305
Liabilities:
   Income Taxes Payable.............................      (2,630)
   Other Long Term Liabilities......................      35,952
   All Other Liabilities............................     681,567
                                                       ---------
   Total Liabilities................................     714,889
Minority Interest...................................       2,817
                                                       ---------
   Net Liabilities in Excess of Identifiable Assets.   $(213,401)
                                                       =========

   Calculation of CB Richard Ellis Services Goodwill:

   Total Purchase Price........................................... $352,439
      Plus:
          Fair Value of Liabilities in Excess of Assets...........  213,401
          Repayment of Loans Included as a Reduction of
            CB Richard Ellis Services Equity......................   (9,132)
          Extinguishment Costs related to CB Richard Ellis
            Services Existing Debt................................   15,392
          Deal Costs..............................................   16,701
          Severance and Facilities Closure Reserves...............    3,495
      Less:
          Fair Value of Unvested Stock Fund Units Recorded as
            Deferred Compensation Asset...........................   (6,443)
                                                                   --------
   Total Goodwill................................................. $585,853
                                                                   ========

(m) Represents the elimination of the historical equity of CB Richard Ellis Services, which resulted in the following adjustments:

                                                                   Amount
                                                               --------------
                                                               (in thousands)
   Goodwill, net..............................................   $(227,631)
   Common stock...............................................         218
   Additional paid-in capital.................................     367,685
   Notes receivable from sale of stock........................     (11,636)
   Accumulated deficit........................................     (93,464)
   Accumulated other comprehensive loss.......................     (19,328)
   Treasury stock at cost.....................................     (15,844)
                                                                 ---------
                                                                 $      --
                                                                 =========

(n) Represents adjustments to reflect the tax effect of the pro forma adjustments included in notes (f), (g), (i) and (j), which resulted in the following adjustments:

                                                                   Amount
                                                               --------------
                                                               (in thousands)
   Goodwill, net..............................................    $(33,449)
   Deferred taxes, net........................................      24,442
   Income taxes payable.......................................       9,007
                                                                  --------
                                                                  $     --
                                                                  ========

(o) Represents an adjustment to accrue as a component of the purchase price estimated costs associated with severance for CB Richard Ellis Services employees designated for termination and CB Richard Ellis Services facilities designated for closure.

(p) Represents the exchange of 11 1/4% senior subordinated notes being offered by CB Richard Ellis Services pursuant to a separate prospectus for the existing 11 1/4% senior subordinated notes initially issued by BLUM CB Corp, a wholly owned subsidiary of CBRE Holding, which were assumed by CB Richard Ellis in connection with the merger. The existing senior subordinated notes bear interest at a fixed rate of 11 1/4% and are due on June 15, 2001. The existing senior subordinated notes were issued at a $3.4 million discount, which is being amortized over the 10 year life of the notes to yield level amortization. The exchange notes being offered pursuant to a separate offering are identical in all material respects to the existing senior subordinated notes except:

    .  the exchange notes have been registered under the Securities Act;

    . the exchange notes are not entitled to certain registration rights which are applicable to the existing senior subordinated notes under a registration rights agreement; and

    .  certain contingent interest rate provisions are no longer applicable.

(q) Represents the issuance of 521,847 shares of CBRE Holding Class A common stock at $0.01 per share, with a fair value of $16.00 per share, in conjunction with the issuance of the $65.0 million in aggregate principal amount of our 16% senior notes.

(r) Represents the exchange of the exchange notes being offered pursuant to this prospectus for the outstanding notes. The exchange notes being offered pursuant to this offering are identical in all material respects to the outstanding notes except:

    .  the exchange notes have been registered under the Securities Act;

    . the exchange notes are not entitled to certain registration rights which are applicable to the outstanding notes under the registration rights agreement; and certain contingent interest rate provisions are no longer applicable.

(s) The following table reflects the actual results from the merger and related transactions. The pro forma combined equity of CBRE Holding is calculated as follows:

                                                               Class of Basis  Number of   Pro Forma
                                                                Common   Per    Shares/    Combined
                                                                Stock   Share  Warrants     Equity
                                                               -------- ------ ---------- ------------
Description of Shareholder
--------------------------
Stock Issued in Conjunction with the Voting and
  Contribution Agreement:
Stock issued in exchange for contribution of common stock of
  CB Richard Ellis Services owned directly by RCBA
  Strategic Partners, L.P.(1).................................    B     $13.16  2,345,900 $ 30,878,298
Stock issued in exchange for contribution of common stock of
  CB Richard Ellis Services acquired by RCBA Strategic
  Partners at $16.00 per share from entities related to the
  general partner of RCBA Strategic Partners..................    B      16.00  1,077,986   17,247,776
Stock issued in exchange for contribution of common stock of
  CB Richard Ellis Services owned by other members of the
  buying group................................................    B      16.00  4,543,888   72,702,208
Stock issued to RCBA Strategic Partners and Blum Strategic
  Partners II, L.P. in exchange for cash......................    B      16.00  4,677,039   74,832,624
Stock issued to CalPERS in exchange for cash..................    A      16.00    625,000   10,000,000
Issuance of 255,477.3 warrants to FS Equity Partners III, L.P.
  and FS Equity Partners International, L.P. in exchange for formerly outstanding warrants to acquire common stock of
  CB Richard Ellis Services...................................    B       3.85         --      983,588
                                                                               ---------- ------------
   Subtotal--buying group and CalPERS.........................                 13,269,813  206,644,494

Other Stock and Stock Fund Units Issued in Connection
  with the Merger and Related Transactions:
Stock underlying existing stock fund units in the CB Richard
  Ellis Services deferred compensation plan...................    A      16.00  1,026,698   16,427,168
Stock underlying stock fund units in the deferred compensation plan in exchange for amounts transferred from the insurance
  index fund..................................................    A      16.00    146,472    2,343,552
Stock issued to CB Richard Ellis Services' employees and
  independent contractors for direct ownership in exchange for
  cash, assignment of net merger proceeds and recourse notes..    A      16.00    425,240    6,803,840
Stock issued for cash proceeds from the merger and held in the
  CB Richard Ellis 401(k) plan for direct ownership...........    A      16.00    175,390    2,806,240
                                                                               ---------- ------------
   Subtotal--CB Richard Ellis Services' employees and
     independent contractors..................................                  1,773,800   28,380,800
Stock issued to DLJ Investment Funding, Inc. and the other
  purchasers of CBRE Holding units consisting of CBRE
  Holding's 16% senior notes and Class A common stock.........    A      16.00    521,847    8,349,552
                                                                               ---------- ------------
   Subtotal--stockholders other than buying group and
     CalPERS..................................................                  2,295,647   36,730,352
                                                                               ---------- ------------
      Total stockholders equity...............................                 15,565,460 $243,374,846
                                                                               ========== ============

      -----
   (1) Basis per share for RCBA Strategic Partners is comprised of its average per share purchase price of CB Richard Ellis Services common stock of $11.54, plus an average of $1.33 per share in earnings from the date the shares were acquired through the merger date.

(t) Net debt, defined as total debt outstanding less cash and cash equivalents, increased by $150.0 million to $557.1 million in the pro forma combined balance sheet as of June 30, 2001 from $411.1 million as actually reported by CB Richard Ellis Services and CBRE Holding as of June 30, 2001.

                      CBRE Holding, Inc. and Subsidiaries
             Unaudited Pro Forma Combined Statement of Operations
                     for the Year Ended December 31, 2000
                (in thousands, except share and per share data)

                                                                      Year Ended December 31, 2000
                                                         ----------------------------------------------------
                                                           CB Richard      CBRE      Pro Forma     Pro Forma
                                                         Ellis Services   Holding   Adjustments    Combined
                                                         -------------- ----------- -----------   -----------
                                                                        (Unaudited) (Unaudited)   (Unaudited)
Revenue:
   Leases...............................................  $   539,419    $     --    $     --     $   539,419
   Sales................................................      389,745                                 389,745
   Property and facilities management fees..............      110,654                                 110,654
   Consulting and referral fees.........................       78,714                                  78,714
   Appraisal fees.......................................       75,055                                  75,055
   Loan origination and servicing fees..................       58,190                                  58,190
   Investment management fees...........................       42,475                                  42,475
   Other................................................       29,352                                  29,352
                                                          -----------    --------    --------     -----------
       Total revenue....................................    1,323,604                               1,323,604

Costs and Expenses:
   Commissions, fees and other incentives...............      634,639                                 634,639
   Operating, administrative, and other.................      538,481                   2,439 (a)     540,920
   Depreciation and amortization........................       43,199                 (23,992)(b)
                                                                                       28,020 (a)
                                                                                         (162)(c)      47,065
                                                          -----------    --------    --------     -----------
Operating income........................................      107,285                  (6,305)        100,980
Interest income.........................................        2,554                                   2,554
Interest expense........................................       41,700                  28,694 (d)      70,394
                                                          -----------    --------    --------     -----------
Income before provision for income tax..................       68,139                 (34,999)         33,140
Provision for income taxes..............................       34,751                  (9,980)(e)      24,771
                                                          -----------    --------    --------     -----------
Net income..............................................  $    33,388    $     --    $(25,019)    $     8,369
                                                          ===========    ========    ========     ===========
Net income applicable to common stockholders............  $    33,388                             $     8,369
                                                          ===========                             ===========
Basic earnings per share................................  $      1.60                             $      0.55
                                                          ===========                             ===========
Weighted average shares outstanding for basic earnings
  per share.............................................   20,931,111                              15,277,829(f)
                                                          ===========                             ===========
Diluted earnings per share..............................  $      1.58                             $      0.55
                                                          ===========                             ===========
Weighted average shares outstanding for diluted earnings
  per share.............................................   21,097,240                              15,277,829(f)
                                                          ===========                             ===========

         Notes to Unaudited Pro Forma Combined Statement of Operations
                     for the Year Ended December 31, 2000

(a) Reflects amortization of the estimated fair value of CB Richard Ellis Services' goodwill over 30 years and of identifiable intangible and other assets over 3 to 10 years. The pro forma financial statements do not reflect the impact of SFAS No. 142, "Goodwill and Other Intangible Assets". Under SFAS 142, goodwill will no longer be subject to amortization over its estimated useful life.

(b) Represents the reversal of CB Richard Ellis Services' historical amortization related to goodwill and other intangible assets.

(c) Represents the net adjustment to CB Richard Ellis Services' depreciation expense resulting from fair value adjustments to property and equipment, which are non-cash charges resulting from purchase accounting entries.

(d) The increase in pro forma interest expense as a result of the merger and related transactions is summarized as follows:

                                                                 (in thousands)
                                                                 --------------
Interest on Tranche A senior secured term loan at 9.81%.........    $  4,905
Interest on Tranche B senior secured term loan at 10.31%........      19,074
Interest on 11 1/4% senior subordinated notes...................      25,763
Interest on the revolving credit facility at 9.81%..............         579
Interest on existing other borrowings (including capital leases)       6,334
Interest on 16% senior notes....................................      10,400
                                                                    --------
Cash interest expense...........................................      67,055

Amortization of debt issuance costs:
   ($4.8 million over a 6-year amortization period).............         753
   ($6.4 million over a 7-year amortization period).............         913
   ($23.0 million over a 10-year amortization period)...........       1,673
                                                                    --------
                                                                      70,394
Less: historical cash interest expense..........................     (39,404)
Less: historical amortization of debt issuance costs............      (2,296)
                                                                    --------
Net increase....................................................    $ 28,694
                                                                    ========

    The Tranche A senior secured term loan bears interest at an annual rate of 3-month LIBOR plus 3.25%, the Tranche B senior secured term loan bears interest at annual rate of 3-month LIBOR plus 3.75% and the revolving credit facility bears interest on amounts borrowed at an annual rate of 3-month LIBOR plus 3.25%. LIBOR is based on the average 3-month LIBOR for fiscal year 2000 of 6.56% for purposes of computing pro forma combined interest expense. As of September 17, 2001, the 3-month LIBOR was 3.11%. At a rate of 3.11%, the cash component of pro forma combined interest expense would have been approximately $58.7 million for the year ended December 31, 2000, which would have represented a decrease of $8.3 million from pro forma interest expense included in the accompanying unaudited pro forma combined statement of operations. Each 1.0% change in the 3-month LIBOR would have increased or decreased pro forma combined interest expense by $2.4 million for the year ended December 31, 2000.

(e) Represents the tax effect of pro forma adjustments included in notes (a) through (d) above at a combined federal and state statutory tax rate of 38.5%, excluding certain items that are permanently non-deductible for tax purposes.

(f) Reflects the pro forma number of weighted average shares giving effect to the CBRE Holding common stock and stock fund units issued in connection with CBRE Holding's purchase of CB Richard Ellis Services and the offerings by CBRE Holding to employees and independent contractors of CB Richard Ellis Services for purposes of computing basic earnings per share.

   The warrants issued to FS Equity Partners III, L.P. and FS Equity Partners International, L.P. in connection with the contribution and voting agreement and the options granted to designated managers and non-management employees in connection with the offerings are anti-dilutive and have been excluded from the calculation of dilutive earnings per share. The weighted average number of shares outstanding is calculated as follows:

   Weighted average shares (including vested stock fund units) outstanding for basic earnings per share:
      Expected shares to be issued...................................................... 15,277,829
                                                                                         ==========
   Weighted average shares (including vested stock fund units) outstanding for dilutive earnings per share:
      Expected shares to be issued...................................................... 15,277,829
   Dilutive effect of unvested shares underlying stock fund units in the deferred
     compensation plan..................................................................        ---
                                                                                         ----------
   Weighted average shares outstanding for diluted earnings per share................... 15,277,829
                                                                                         ==========

                      CBRE Holding, Inc. and Subsidiaries
             Unaudited Pro Forma Combined Statement of Operations
                    for the Six Months Ended June 30, 2001
                (in thousands, except share and per share data)

                                                                   Six Months Ended June 30, 2001
                                                        -------------------------------------------------
                                                          CB Richard    CBRE     Pro Forma     Pro Forma
                                                        Ellis Services Holding  Adjustments    Combined
                                                        -------------- -------  -----------   -----------
                                                         (Unaudited)            (Unaudited)   (Unaudited)
Revenue:
 Leases................................................  $   216,146   $    --   $     --     $   216,146
 Sales.................................................      146,536                              146,536
 Property and facilities management fees...............       56,373                               56,373
 Consulting and referral fees..........................       34,337                               34,337
 Appraisal fees........................................       38,545                               38,545
 Loan origination and servicing fees...................       30,936                               30,936
 Investment management fees............................       20,254                               20,254
 Other.................................................       14,220                               14,220
                                                         -----------   -------   --------     -----------
   Total revenues......................................      557,347                              557,347
Costs and Expenses:
 Commissions, fees and other incentives................      259,203                              259,203
 Operating, administrative and other...................      263,614                   20 (a)     263,634
 Depreciation and amortization.........................       23,142              (11,741)(b)
                                                                                   13,917 (a)
                                                                                   (1,681)(c)      23,637
Merger-related and other nonrecurring charges..........        5,608                                5,608
                                                         -----------   -------   --------     -----------
Operating income.......................................        5,780                 (515)          5,265
Interest income........................................        1,492       580       (580)(d)       1,492
Interest expense.......................................       18,413     1,775     12,854 (e)      33,042
                                                         -----------   -------   --------     -----------
Loss before benefit for income tax.....................      (11,141)   (1,195)   (13,949)        (26,285)
Benefit for income taxes...............................       (6,774)     (465)    (3,156)(f)     (10,395)
                                                         -----------   -------   --------     -----------
Net loss...............................................  $    (4,367)  $  (730)  $(10,793)    $   (15,890)
                                                         ===========   =======   ========     ===========
Net loss applicable to common stockholders.............  $    (4,367)  $  (730)               $   (15,890)
                                                         ===========   =======                ===========
Basic loss per share...................................  $     (0.20)  $(16.48)               $     (1.04)
                                                         ===========   =======                ===========
Weighted average shares outstandingfor basic loss per
 share.................................................   21,318,949    44,323                 15,335,355(g)
                                                         ===========   =======                ===========
Diluted loss per share.................................  $     (0.20)  $(16.48)               $     (1.04)
                                                         ===========   =======                ===========
Weighted average shares outstandingfor diluted loss per
  share................................................   21,318,949    44,323                 15,335,355(g)
                                                         ===========   =======                ===========

         NOTES TO UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS
                    FOR THE SIX MONTHS ENDED JUNE 30, 2001

(a) Reflects amortization of the estimated fair value of CB Richard Ellis Services' goodwill over 30 years and of identifiable intangible and other assets over 3 to 10 years. The pro forma financial statements do not reflect the impact of SFAS No. 142, "Goodwill and Other Intangible Assets". Under SFAS 142, goodwill will no longer be subject to amortization over its estimated useful life.

(b) Represents the reversal of CB Richard Ellis Services' historical amortization related to goodwill and other intangible assets.

(c) Represents the net adjustment to CB Richard Ellis Services' depreciation expense resulting from fair value adjustments to property and equipment, which are non-cash charges resulting from purchase accounting entries.

(d) Represents the reversal of historical interest income earned by CBRE Holding on the net proceeds from the 11 1/4% senior subordinated notes held in escrow from June 7, 2001 through July 20, 2001, which was the date of the merger. The net proceeds held in escrow were released to CB Richard Ellis Services upon consummation of the merger.

(e) The increase to pro forma interest expense as a result of the merger and related transactions is summarized as follows:

                                                                      (in thousands)
                                                                      --------------
Interest on Tranche A senior secured term loan at 7.95%..............    $  1,988
Interest on Tranche B senior secured term loan at 8.45%..............       7,817
Interest on 11 1/4% senior subordinated notes issued by BLUM CB Corp.      12,881
Interest on the revolving credit facility at 7.95%...................         914
Interest on 16% senior notes.........................................       5,200
Interest on other existing borrowings (including capital leases).....       2,540
                                                                         --------
Cash interest expense................................................      31,340
Amortization of debt issuance costs:
($4.8 million over a 6-year amortization period).....................         377
($6.4 million over a 7-year amortization period).....................         456
($23.0 million over a 10-year amortization period)...................         869
                                                                         --------
                                                                           33,042
Less: historical cash interest expense...............................     (17,251)
Less: holding interest expense.......................................      (1,775)
Less: historical amortization of debt issuance costs.................      (1,162)
                                                                         --------
Net increase.........................................................    $ 12,854
                                                                         ========

   The Tranche A senior secured term loan bears interest at an annual rate of 3-month LIBOR plus margin of 3.25%, the Tranche B senior secured term loan bears interest at an annual rate of 3-month LIBOR plus margin of 3.75% and the revolving credit facility bears interest at an annual rate of 3-month LIBOR plus 3.25% on amounts borrowed. LIBOR is based on the average 3-month LIBOR for the six months ended June 30, 2001 of 4.70% for purposes of computing pro forma interest expense. As of September 17, 2001, the 3-month LIBOR was 3.11%. At a rate of 3.11%, the cash component of pro forma combined interest expense would have been approximately $29.3 million for the three months ended June 30, 2001, which would be a decrease of $2.1 million. Each 1.0% change in the 3-month LIBOR would have had the impact of increasing or decreasing pro forma combined interest expense by $1.3 million for the three months ended June 30, 2001.

(f) Represents the tax effect of pro forma adjustments included in notes (a) through (d) above at a combined federal and state statutory tax rate of 38.5%, excluding certain items that are permanently non-deductible for tax purposes.

(g) Reflects the pro forma number of weighted average shares giving effect to the CBRE Holding common stock and stock fund units issued in connection with CBRE Holding's purchase of CB Richard Ellis Services and the offerings by CBRE Holding to employees and independent contractors of CB Richard Ellis Services for purposes of computing basic earnings per share. The warrants issued to FS Equity Partners III, L.P. and FS Equity Partners International, L.P. in connection with the contribution and voting agreement and the options granted to designated managers and non-management employees in connection with the offerings are anti-dilutive and have been excluded from the calculation of dilutive earnings per share. The weighted average number of shares outstanding is calculated as follows:

   Weighted average shares (including vested stock fund units) outstanding for basic earnings per share:
      Expected shares to be issued................................................... 15,335,355
                                                                                      ==========
   Weighted average shares (including vested stock fund units) outstanding for dilutive earnings per share:
      Expected shares to be issued................................................... 15,335,355
   Dilutive effect of unvested shares underlying stock fund units in the deferred
     compensation plan...............................................................         --
                                                                                      ----------
   Weighted average shares outstanding for diluted earnings per share................ 15,335,355
                                                                                      ==========

                SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

   The following table sets forth selected historical consolidated financial information of CB Richard Ellis Services for each of the five years in the period ended December 31, 2000 and for the six-month periods ended June 30, 2000 and June 30, 2001 and of CBRE Holding, Inc. for the period from February 20, 2001 (inception) to June 30, 2001. The statement of operations data of CB Richard Ellis Services for the six-month periods ended June 30, 2000 and June 30, 2001 and the balance sheet data of CB Richard Ellis Services as of June 30, 2001 were derived from the unaudited consolidated financial statements of CB Richard Ellis Services included elsewhere in this prospectus. The statement of operations data of CB Richard Ellis Services for each of the three years in the period ended December 31, 2000 and the balance sheet data of CB Richard Ellis Services as of December 31, 1999 and 2000 were derived from the audited consolidated financial statements of CB Richard Ellis Services included elsewhere in this prospectus. The statement of operations data of CB Richard Ellis Services for the two years ended December 31, 1996 and 1997 and the balance sheet data of CB Richard Ellis Services as of December 31, 1996, 1997 and 1998 were derived from audited consolidated financial statements of CB Richard Ellis Services that are not included in this prospectus. The statement of operations data of CBRE Holding for the period from February 20, 2001 (inception) to June 30, 2001 and the balance sheet data of CBRE Holding as of June 30, 2001 were derived from the audited consolidated financial statements of CBRE Holding included elsewhere in this prospectus. This table should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the financial statements and related notes included elsewhere in this prospectus. CB Richard Ellis Services' and CBRE Holding's historical results are not necessarily indicative of our future results.

                                                                                                                     CBRE
                                                                CB Richard Ellis Services                          Holding
                                         ----------------------------------------------------------------------  ------------
                                                                                                                 February 20,
                                                                                              Six Months Ended       2001
                                                       Year Ended December 31,                    June 30,       (inception)
                                         --------------------------------------------------- ------------------  to June 30,
                                           1996      1997      1998       1999       2000      2000     2001         2001
                                         --------  -------- ---------- ---------- ---------- -------- ---------  ------------
                                                                            (in thousands)
Statement of Operations Data(a):
Revenue:
  Leases................................ $227,623  $274,816 $  371,300 $  448,091 $  539,419 $240,204 $ 216,146    $    --
  Sales.................................  233,444   281,332    357,718    394,718    389,745  159,954   146,536         --
  Property and facilities management
   fees.................................   20,579    39,208     86,379    110,111    110,654   50,925    56,373         --
  Consulting and referral fees..........   28,882    45,776     72,586     73,569     78,714   35,829    34,337         --
  Appraisal fees........................   16,733    22,460     48,082     71,050     75,055   35,366    38,545         --
  Loan origination and servicing fees...   17,368    27,120     39,402     45,940     58,190   23,040    30,936         --
  Investment management fees............   30,540    27,566     33,145     28,929     42,475   17,155    20,254         --
  Other.................................    7,899    11,946     25,891     40,631     29,352   16,330    14,220         --
                                         --------  -------- ---------- ---------- ---------- -------- ---------    -------
   Total revenue........................  583,068   730,224  1,034,503  1,213,039  1,323,604  578,803   557,347         --
Commissions, fees and other incentives..  292,266   364,403    458,463    559,289    634,639  267,815   259,203         --
Operating, administrative and other.....  228,799   275,749    448,794    536,381    538,481  257,904   263,614         --
Depreciation and amortization...........   13,574    18,060     32,185     40,470     43,199   21,300    23,142         --
Merger-related and other nonrecurring
 charges................................       --    12,924     16,585         --         --       --     5,608         --
                                         --------  -------- ---------- ---------- ---------- -------- ---------    -------
Operating income........................   48,429    59,088     78,476     76,899    107,285   31,784     5,780         --
Interest income.........................    1,503     2,598      3,054      1,930      2,554      581     1,492        580
Interest expense........................   24,123    15,780     31,047     39,368     41,700   20,670    18,413      1,775
                                         --------  -------- ---------- ---------- ---------- -------- ---------    -------
Income (loss) before provision (benefit)
 for income tax.........................   25,809    45,906     50,483     39,461     68,139   11,695   (11,141)    (1,195)
Provision (benefit) for income tax......  (44,740)   20,558     25,926     16,179     34,751    6,198    (6,774)      (465)
Extraordinary items, net................       --       951         --         --         --       --        --         --
                                         --------  -------- ---------- ---------- ---------- -------- ---------    -------
Net income (loss)....................... $ 70,549  $ 24,397 $   24,557 $   23,282 $   33,388 $  5,497 $ (4,367)    $ (730)
                                         ========  ======== ========== ========== ========== ======== =========    =======

                                                  (footnotes on following pages)

                                                                                                     CBRE
                                                CB Richard Ellis Services                          Holding
                         ----------------------------------------------------------------------  ------------
                                                                                                 February 20,
                                                                              Six Months Ended       2001
                                      Year Ended December 31,                     June 30,       (inception)
                         -------------------------------------------------  -------------------  to June 30,
                           1996      1997      1998       1999      2000      2000      2001         2001
                         --------  --------  ---------  --------  --------  --------  ---------  ------------
                                            (in thousands, except ratios and percentages)
Other Financial Data:
Cash flow from operating
 activities............. $ 65,694  $ 80,835  $  76,614  $ 74,011  $ 84,112  $(51,017) $(107,254)   $     --
Cash flow from investing
 activities.............  (10,906)  (18,018)  (223,520)  (26,767)  (35,722)  (12,117)   (10,568)         --
Cash flow from financing
 activities.............  (28,505)  (64,964)   119,438   (37,721)  (53,523)   55,338    116,917     229,499
EBITDA, excluding
 merger-related and
 other nonrecurring
 charges(b).............   62,003    90,072    127,246   117,369   150,484    53,084     34,530          --
EBITDA, excluding
 merger-related and
 other nonrecurring
 charges, margin........     10.6%     12.3%      12.3%      9.7%     11.4%      9.2%       6.2%         --
Capital expenditures....    3,002     9,927     29,715    35,130    26,921    11,451     14,628          --
Acquisition of business
 including net assets
 acquired, intangibles
 and goodwill...........    8,625    (3,216)   189,895     8,931     3,442       669      1,123          --
Ratio of earnings to
 fixed charges(c).......     1.75      2.33       2.17      1.79      2.15      1.44       0.61        0.33

                                                                                  CBRE
                                       CB Richard Ellis Services                Holding
                         ------------------------------------------------------ --------
                                                                        As of
                                      As of December 31,               June 30,  As of
                         --------------------------------------------- -------- June 30,
                           1996      1997     1998     1999     2000     2001     2001
                         --------  -------- -------- -------- -------- -------- --------
                                                 (in thousands)
Balance Sheet Data:
Cash and cash
 equivalents............ $ 49,328  $ 47,181 $ 19,551 $ 27,844 $ 20,854 $ 18,548 $229,499
Receivables, less
 allowance for doubtful
 accounts...............   40,927    77,358  131,512  168,276  176,908  149,811       --
Goodwill, net of
 accumulated
 amortization...........   65,362   196,358  445,124  445,010  423,975  412,379       --
Other intangible assets,
 net of accumulated
 amortization...........   10,521    43,026   63,913   57,524   46,432   42,526       --
Total assets............  278,944   500,100  856,892  929,483  963,105  946,799  238,268
Total long-term debt
 (including current
 portion)...............  166,353   152,607  388,896  364,637  314,164  429,618  225,642
Total stockholders'
 equity (deficit).......   (1,515)  157,771  190,842  209,737  235,339  227,631    3,140

--------
(a) The CB Richard Ellis Services results include the activities of the following acquired businesses since their respective dates of acquisition:
    L.J. Melody and Company--July 1, 1996, Koll Real Estate Services--August 28, 1997, REI Ltd.--April 17, 1998, and CB Hillier Parker Limited--July 7, 1998. For the year ended December 31, 1996, net income includes a tax benefit of $55.9 million due to a reduction in CB Richard Ellis Services' deferred tax asset valuation allowance.

(b) EBITDA, excluding merger-related and other nonrecurring charges, represents earnings before interest expense, income taxes, depreciation and amortization and nonrecurring charges. Nonrecurring charges consisted of $12.9 million in 1997 relating to CB Richard Ellis Services' acquisition of Koll Real Estate Services, $16.6 million in 1998 relating to its acquisitions of REI, Ltd. and Hillier Parker May and Rowden and $5.9 million for the six months ended June 30, 2001 consisting of the write-down of an investment, severance payments, and expenses incurred in connection with CBRE Holding's acquisition of CB Richard Ellis Services. Our management believes that the presentation of EBITDA, excluding merger-related and other nonrecurring charges, will enhance a reader's understanding of our operating performance and ability to service debt as it provides a measure of cash generated, subject to the payment of interest and income taxes, that we can use to service debt and for other required or discretionary purposes. EBITDA, excluding merger-related and other nonrecurring charges, should not be considered as an alternative to (1) operating income determined in accordance with GAAP or (2) operating cash flow determined in accordance with GAAP. This calculation of EBITDA, excluding merger-related and other nonrecurring charges, may not be comparable to similarly titled measures reported by other companies.

   EBITDA, excluding merger-related and other nonrecurring charges, is calculated as follows:

                                                                                            CBRE
                                             CB Richard Ellis Services                    Holding
                            ----------------------------------------------------------- ------------
                                                                                        February 20,
                                                                       Six Months Ended     2001
                                     Year Ended December 31,               June 30,     (inception)
                            ------------------------------------------ ---------------- to June 30,
                             1996    1997     1998     1999     2000     2000    2001       2001
                            ------- ------- -------- -------- -------- -------  ------- ------------
                                                         (in thousands)
Operating Income........... $48,429 $59,088 $ 78,476 $ 76,899 $107,285 $31,784  $ 5,780     $ --
Add:
  Depreciation and
   amortization............  13,574  18,060   32,185   40,470   43,199  21,300   23,142       --
  Merger-related and other
   nonrecurring charges....      --  12,924   16,585       --       --      --    5,608       --
                            ------- ------- -------- -------- -------- -------  -------     ----
EBITDA, excluding merger-
 related and other
 nonrecurring charges...... $62,003 $90,072 $127,246 $117,369 $150,484 $53,084  $34,530     $ --
                            ======= ======= ======== ======== ======== =======  =======     ====

(c) Represents a deficiency of $11.1 million for CB Richard Ellis Services for the six months ended June 30, 2001 and a deficiency of $1.2 million for CBRE Holding for the period from February 20, 2001 (inception) to June 30, 2001.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

   This prospectus contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in forward-looking statements for many reasons, including the risks described in "Risk Factors" and elsewhere in this prospectus. You should read the following discussion with the sections of the prospectus titled "Unaudited Pro Forma Combined Financial Data," "Selected Historical Consolidated Financial Data" and our financial statements and related notes included elsewhere in this prospectus.

Basis of Presentation

   CBRE Holding itself does not conduct any business or have any operations and was formed to be the parent holding company of CB Richard Ellis Services. Accordingly, the business and operations of CBRE Holding and its subsidiaries is the same as that conducted by CB Richard Ellis Services and its subsidiaries.

Results of Operations

CBRE Holding

   The following table sets forth items derived from CBRE Holding's consolidated financial statements for the period from February 20, 2001 (inception) to June 30, 2001:

                                                             Period from
                                                             February 20,
                                                                 2001
                                                            (inception) to
                                                            June 30, 2001
                                                            --------------
Interest income............................................  $   579,845
Interest expense...........................................    1,775,175
Loss before benefit for income tax.........................   (1,195,330)
Benefit for income tax.....................................     (464,983)
Net loss...................................................     (730,347)
Basic loss per share.......................................       (16.48)
Weighted average shares outstanding for basic loss per
  share....................................................       44,323
Diluted loss per share.....................................  $    (16.48)
Weighted average shares outstanding for diluted loss per
  share....................................................       44,323

   CBRE Holding reported a consolidated net loss of $0.7 million, or $16.48 diluted loss per share for the period from February 20, 2001 (inception) to June 30, 2001 primarily due to interest expense on the $229 million in aggregate principal 11 1/4% senior subordinated notes due 2011 issued by BLUM CB Corp. Consolidated interest income of $0.6 million represents primarily interest earned on the $229.5 million in net proceeds from the issuance of the $229 million in aggregate principal 11 1/4% senior subordinated notes and $3.9 million in common stock held in escrow from June 7, 2001 to June 30, 2001. Consolidated interest expense of $1.8 million consists of interest on the $229 million in aggregate principal 11 1/4% senior subordinated notes from June 7, 2001 to June 30, 2001.

   The income tax benefit on a consolidated basis was $0.5 million for the period from February 20, 2001 to June 30, 2001. The benefit was the result of the pre-tax loss.

CB Richard Ellis Services

   The following table sets forth items derived from CB Richard Ellis Services' consolidated statements of operations for the years ended December 31, 1998, 1999 and 2000 and the six months ended June 30, 2000 and 2001:

                                                        Year Ended December 31,                    Six Months Ended June 30,
                                         ----------------------------------------------------  -------------------------------
                                               1998              1999              2000             2000             2001
                                         ----------------  ----------------  ----------------  --------------  ---------------
                                                                                                          (unaudited)
                                                                         (dollars in thousands)
Revenue:
   Leases............................... $  371,300  35.9% $  448,091  36.9% $  539,419  40.8% $240,204  41.5% $216,146   38.8%
   Sales................................    357,718  34.6     394,718  32.5     389,745  29.4   159,954  27.6   146,536   26.3
   Property and facilities management
    fees................................     86,379   8.4     110,111   9.1     110,654   8.4    50,925   8.8    56,373   10.1
   Consulting and referral fees.........     72,586   7.0      73,569   6.1      78,714   5.9    35,829   6.2    34,337    6.2
   Appraisal fees.......................     48,082   4.6      71,050   5.9      75,055   5.7    35,366   6.1    38,545    6.9
   Loan origination and servicing fees..     39,402   3.8      45,940   3.8      58,190   4.4    23,040   4.0    30,936    5.5
   Investment management fees...........     33,145   3.2      28,929   2.4      42,475   3.2    17,155   3.0    20,254    3.6
   Other................................     25,891   2.5      40,631   3.3      29,352   2.2    16,330   2.8    14,220    2.6
                                         ---------- -----  ---------- -----  ---------- -----  -------- -----  --------  -----
   Total revenue........................  1,034,503 100.0   1,213,039 100.0   1,323,604 100.0   578,803 100.0   557,347  100.0
Costs and expenses:
   Commissions, fees and other
    incentives..........................    458,463  44.3     559,289  46.1     634,639  47.9   267,815  46.3   259,203   46.5
   Operating, administrative and other..    448,794  43.4     536,381  44.2     538,481  40.7   257,904  44.5   263,614   47.3
   Depreciation and amortization........     32,185   3.1      40,470   3.4      43,199   3.3    21,300   3.7    23,142    4.2
   Merger-related and other
    nonrecurring charges................     16,585   1.6          --    --          -- --           --    --     5,608    1.0
                                         ---------- -----  ---------- -----  ---------- -----  -------- -----  --------  -----
Operating income........................     78,476   7.6      76,899   6.3     107,285   8.1    31,784   5.5     5,780    1.0
Interest income.........................      3,054   0.3       1,930   0.2       2,554   0.2       581   0.1     1,492    0.3
Interest expense........................     31,047   3.0      39,368   3.2      41,700   3.2    20,670   3.6    18,413    3.3
                                         ---------- -----  ---------- -----  ---------- -----  -------- -----  --------  -----
Income (loss) before provision
 (benefit) for income tax...............     50,483   4.9      39,461   3.3      68,139   5.1    11,695   2.0   (11,141)  (2.0)
Provision (benefit) for income tax......     25,926   2.5      16,179   1.4      34,751   2.6     6,198   1.1    (6,774)  (1.2)
                                         ---------- -----  ---------- -----  ---------- -----  -------- -----  --------  -----
Net income (loss)....................... $   24,557   2.4% $   23,282   1.9% $   33,388   2.5% $  5,497   0.9% $ (4,367)  (0.8)%
                                         ========== =====  ========== =====  ========== =====  ======== =====  ========  =====
EBITDA, excluding merger-related and
 other nonrecurring charges(1).......... $  127,246  12.3% $  117,369   9.7% $  150,484  11.4% $ 53,084   9.2% $ 34,530    6.2%
                                         ========== =====  ========== =====  ========== =====  ======== =====  ========  =====

--------
(1) EBITDA, excluding merger-related and other nonrecurring charges, (a) for the year ended December 31, 1998 is calculated as the sum of operating income of $78.5 million, plus merger-related and other nonrecurring charges of $16.6 million and depreciation and amortization of $32.2 million and (b) for the six months ended June 30, 2001 is calculated as the sum of operating income of $5.8 million, plus merger-related and other nonrecurring charges of $5.6 million and depreciation and amortization of $23.1 million.

  Six Months Ended June 30, 2001 Compared to Six Months Ended June 30, 2000

   CB Richard Ellis Services reported consolidated net loss of $4.4 million, or $0.20 diluted loss per share for the six months ended June 30, 2001 on revenues of $557.3 million compared to consolidated net income of $5.5 million, or $0.26 diluted earnings per share, on revenues of $578.8 million for the six months ended June 30, 2000.

   Revenues on a consolidated basis decreased by $21.5 million or 3.7% for the current year, mainly due to decreased lease revenue of $24.1 million. Sales revenue also declined by $13.4 million during the current year. The lower revenues are primarily attributable to CB Richard Ellis Services' North American operation. However, the European and Asian operations also experienced lower sale and lease revenues. These decreases were slightly offset by a $7.9 million increase in loan origination and servicing fees, as well as a $5.4 million increase in property and facilities management fees.

   Commissions, fees and other incentives on a consolidated basis totaled $259.2 million, a decrease of $8.6 million or 3.2% from prior year. This decrease is primarily due to the lower sales and lease revenues within the North American operation. The decline in revenues also resulted in lower variable commission expense within this division as compared to prior year. These declines were slightly offset by higher insurance and benefit costs for producers in the United States, which is included as a component of commission expense. In addition, producer compensation within the international operations is typically fixed in nature compared to the North American operations and did not decrease as a result of the lower revenues. As a result, commission as a percentage of revenue remained fairly constant at 46.5% for the current year, up slightly from 46.3% for prior year.

   Operating, administrative and other on a consolidated basis was $263.6 million, an increase of $5.7 million or 2.2%, compared to the six months ended June 30, 2000. The increase is attributable to increased compensation expense of $1.8 million related to CB Richard Ellis Services' deferred compensation plan as well as lower earnings from unconsolidated subsidiaries during the current year. These increases were slightly offset by lower bonus incentives due to the lower results.

   Merger-related and other nonrecurring charges were $5.6 million for the six months ended June 30, 2001, with no charges incurred in the prior year. This included merger-related costs of $1.3 million, the write-off of an e-business investment of $2.9 million, as well as severance costs of $1.4 million related to CB Richard Ellis Services' cost reduction program instituted in May 2001.

   Consolidated interest expense was $18.4 million, a decrease of $2.3 million or 10.9% in the current year. This decrease was primarily a result of the revolving credit facility being renewed at lower average borrowing rates during the current year as compared to the prior year. In addition, CB Richard Ellis Services had lower average borrowing levels during the current year due to the pay-down of the revolving credit facility during December 2000.

   The income tax benefit on a consolidated basis was $6.8 million for the six months ended June 30, 2001, as compared to a provision for income tax of $6.2 million for the six months ended June 30, 2000. The current year benefit was a result of the year-to-date pre-tax loss. The effective tax rate was 60.8% for the six months ended June 30, 2001 as compared to 53.0% for the six months ended June 30, 2000. CB Richard Ellis Services calculates its effective tax rate based on an estimate of its annual earnings for the entire year.

   EBITDA, excluding merger-related and other nonrecurring charges, was $34.5 million for the six months ended June 30, 2001, as compared to $53.1 for the six months ended June 30, 2000, with EBITDA, excluding merger-related and other nonrecurring charges, as a percentage of revenue decreasing from 9.2% for the six months ended June 30, 2000 to 6.2% for the six months ended June 30, 2001. There were no merger-related or other nonrecurring charges for the six months ended June 30, 2000. EBITDA, excluding merger-related and other nonrecurring charges, represents earnings before net interest expense, income taxes, depreciation and amortization of intangible assets and also excludes merger-related and other nonrecurring charges. Management believes that the presentation of EBITDA, excluding merger-related and other nonrecurring charges, will enhance a reader's understanding of our operating performance and ability to service debt as it provides a measure of cash generated, subject to the payment of interest and income taxes, that we can use to service our debt and for other required or discretionary purposes. Additionally, many of CB Richard Ellis Services' debt covenants are based upon EBITDA. EBITDA, excluding merger-related and other nonrecurring charges, should not be considered as an alternative to (a) operating income determined in accordance with GAAP or (b) operating cash flow determined in accordance with GAAP. This calculation of EBITDA, excluding merger-related and other nonrecurring charges, may not be comparable to similarly titled measures reported by other companies.

  Year Ended December 31, 2000 Compared to Year Ended December 31, 1999

   CB Richard Ellis Services reported consolidated net income of $33.4 million for the year ended December 31, 2000, on revenues of $1,323.6 million, compared to consolidated net income of $23.3 million on revenues of $1,213.0 million for the year ended December 31, 1999. The 2000 results include a $4.7 million nonrecurring pre-tax gain from CB Richard Ellis Services' sale of select non-strategic assets. The 1999 results include nonrecurring pre-tax gains from the sale of five non-strategic offices and a risk management operation totaling $8.7 million, as well as one time charges of approximately $10.2 million, the majority of which were severance costs related to CB Richard Ellis Services' reduction in workforce.

   Revenue on a consolidated basis increased by $110.6 million or 9.1% during the year ended December 31, 2000, compared to the year ended December 31, 1999. The real estate market in the United States remained healthy in 2000, with relatively low interest and vacancy rates. As a result, lease revenue increased by $91.3 million or 20.4% during 2000. Investment management fees increased by $13.5 million or 46.8% and loan origination and servicing fees were higher by $12.3 million or 26.7%. In addition, other revenue decreased by $11.3 million primarily due to the contribution of an engineering services group into a separately owned joint venture, as well as the loss of revenue due to the sale of assets previously included in the management services segment.

   Commissions, fees and other incentives on a consolidated basis totaled $634.6 million, an increase of $75.4 million or 13.5% for the year ended December 31, 2000, compared to the year ended December 31, 1999. Lease commissions increased significantly due to higher lease revenue. In addition, the overall revenue growth resulted in higher variable commission expense as compared to the prior year. Variable commissions increase as a percentage of revenue as select earnings levels are met. During 2000, a greater number of high level producers earned a larger proportion of total revenue. This contributed to an increase in commissions as a percentage of revenue from 46.1% to 47.9% for 2000.

   Operating, administrative and other on a consolidated basis was $538.5 million, an increase of $2.1 million or 0.4% for the year ended December 31, 2000, compared to the prior year. This increase is due to higher bonus incentives and profit share driven by the improved current year results, offset by lower salary requirements in North America. As a percentage of revenue, operating, administrative and other was 40.7% for the year ended December 31, 2000, compared to 44.2% for the year ended December 31, 1999. The decreased percentage is due to CB Richard Ellis Services' focus on higher margin lines of business, as well as an improvement in its operational efficiency through cost containment measures.

   Consolidated interest expense was $41.7 million, an increase of $2.3 million or 5.9% for the year ended December 31, 2000, as compared to the year ended December 31, 1999. The increase resulted from higher interest rates for the revolving credit facility, offset in part by lower average borrowing levels during 2000. Overall, CB Richard Ellis Services reduced its outstanding long-term debt by $50.5 million or 13.8% as compared to December 31, 1999, helping to minimize the impact of the increased interest rates during 2000.

   Provision for income tax on a consolidated basis was $34.8 million for the year ended December 31, 2000, as compared to the provision for income tax of $16.2 million for the year ended December 31, 1999. The increase is mainly due to higher pre-tax income and a lower release of valuation allowance during the current year. The effective tax rate was 51.0% for the current year as compared to 41.0% for the prior year. The increase in the effective tax rate is primarily due to a decrease in the release of valuation allowances from $6.3 million to $3.0 million in 2000. Valuation allowances over the past two years have been released as it has become more likely than not that CB Richard Ellis Services would realize additional deferred tax assets.

   EBITDA, excluding merger-related and other nonrecurring charges was $150.5 million for the year ended December 31, 2000, as compared to $117.4 million for the year ended December 31, 1999, with EBITDA, excluding merger-related and other nonrecurring charges as a percentage of revenue increasing from 9.7% to 11.4% for 2000. There were no merger-related or other nonrecurring charges in 1999 and 2000.

  Year Ended December 31, 1999 Compared to Year Ended December 31, 1998

   CB Richard Ellis Services reported a consolidated net income of $23.3 million for the year ended December 31, 1999, on revenue of $1,213.0 million compared to a consolidated net income of $24.6 million on revenue of $1,034.5 million for the year ended December 31, 1998. However, including the $32.3 million deemed dividend resulting from the accounting treatment of the preferred stock repurchase, the 1998 net loss applicable to common stockholders was $7.7 million. The 1999 result includes nonrecurring gains of $8.7 million from the sale of five non-strategic offices and a risk management operation and one-time charges of approximately $10.2 million, the majority of which were severance costs related to our reduction in workforce.

   Revenue on a consolidated basis was $1,213.0 million, an increase of $178.5 million or 17.3% for the year ended December 31, 1999, compared to the year ended December 31, 1998. The overall increase related to the continued improvement in commercial real estate markets across the United States as reflected in increased lease transactions, as well as the full contribution from REI, Hillier Parker and various other 1998 acquisitions. Additionally, CB Richard Ellis Services continued to benefit from its global market presence by leveraging our ability to deliver comprehensive real estate services into new businesses.

   Commissions, fees and other incentives on a consolidated basis were $559.3 million, an increase of $100.8 million or 22.0% for the year ended December 31, 1999, compared to the year ended December 31, 1998. The increase in these costs is attributable to an increase in revenue and includes the impact of a new commission-based program, which enables sales professionals to earn additional commission over a particular revenue threshold. The increase is also due to the full year contribution from REI and Hillier Parker and various other 1998 acquisitions.

   Operating, administrative and other on a consolidated basis was $536.4 million, an increase of $87.6 million or 19.5% for the year ended December 31, 1999, compared to the year ended December 31, 1998. As a percentage of revenue, operating, administrative and other increased slightly to 44.2% for the year ended December 31, 1999, compared to 43.4% for the year ended December 31, 1998. The increase is due primarily to the acquisitions of REI and Hillier Parker.

   Consolidated interest expense was $39.4 million, an increase of $8.3 million or 26.8% for the year ended December 31, 1999, as compared to the year ended December 31, 1998. The increase resulted from the renewal of select senior term loans at a higher borrowing rate as well as higher borrowing levels during 1999.

   Provision for income tax on a consolidated basis was $16.2 million for the year ended December 31, 1999, as compared to the provision for income tax of $25.9 million for the year ended December 31, 1998. The decrease is primarily due to the decrease in income before provision for income tax. In addition, CB Richard Ellis Services released $6.3 million in valuation allowances as it became evident that it was more likely than not that CB Richard Ellis Services would realize additional deferred tax assets, resulting in a decrease in its effective tax rate. In early 1998, CB Richard Ellis Services repurchased its outstanding preferred stock which triggered a limitation on the annual amount of net operating losses it can use to offset future U.S. taxable income. This limitation does not affect the way taxes are reported for financial reporting purposes, but it does affect the timing of the actual amount of taxes paid on an annual basis.

   EBITDA, excluding merger-related and other nonrecurring charges was $117.4 million for the year ended December 31, 1999, as compared to $127.2 million for the year ended December 31, 1998. EBITDA excludes the merger-related charges of $16.6 million in 1998 relating to CB Richard Ellis Services' acquisitions of REI, Ltd. and Hillier Parker May and Rowden.

CB Richard Ellis Services Segment Operations

   CB Richard Ellis Services provides integrated real estate services through three global business segments: transaction management, financial services and management services. The factors for determining the reportable segments were based on (1) the type of service and client and (2) the way the chief operating decision-makers organize segments internally for making operating decisions and assessing performance. The transaction management segment consists of sales, leasing and consulting services in connection with commercial real estate, transaction management and advisory services for large corporate clients and investment property services, including brokerage services for commercial real estate property marketed for sale to institutional and private investors. The financial services segment consists of commercial loan origination and servicing through CB Richard Ellis Services wholly-owned subsidiary, L.J. Melody, investment management services through CB Richard Ellis Services wholly-owned subsidiary, CBRE Investors, and valuation and appraisal services. Management services provides facilities, property and construction management services. Results for the six months ended June 30, 2001 for the financial services segment includes a $5.6 million nonrecurring pre-tax gain from the sale of mortgage fund management contracts. For the six months ended June 30, 2000, the management services segment results included a $4.7 million nonrecurring pre-tax gain from the sale of certain non-strategic assets. The 2000 results for the financial services segment include a $5.3 million pre-tax gain from the sale of loan servicing rights. The 1999 results include a nonrecurring pre-tax gain from the sale of five non-strategic offices and a risk management operation totaling $8.7 million. In July 1999, we changed our segment reporting from four segments to three segments. Prior periods have been restated to conform to the new segmentation. The following table summarizes CB Richard Ellis Services' revenue, operating income, EBITDA, excluding merger-related and other nonrecurring charges and EBITDA margin by operating segment for the years ended December 31, 1998, 1999 and 2000, and for the six months ended June 30, 2000 and June 30, 2001:

                                                      Year Ended December 31,                 Six Months Ended June 30,
                                          ----------------------------------------------  -------------------------------
                                               1998            1999            2000            2000             2001
                                          --------------  --------------  --------------  --------------  ---------------
                                                                                                     (unaudited)
                                                                       (dollars in thousands)
Transaction Management
Revenue:
  Leases................................. $352,811  46.2% $426,108  48.4% $510,287  53.7% $227,225  55.3% $203,804   55.0%
  Sales..................................  330,206  43.3   383,726  43.5   378,486  39.8   154,701  37.7   140,718   38.0
  Other consulting and referral fees (1).   79,934  10.5    71,095   8.1    61,479   6.5    28,627   7.0    25,797    7.0
                                          -------- -----  -------- -----  -------- -----  -------- -----  --------  -----
    Total revenue........................  762,951 100.0   880,929 100.0   950,252 100.0   410,553 100.0%  370,319  100.0%
Costs and expenses:
  Commissions, fees and other
   incentives............................  405,393  53.1   477,057  54.2   542,248  57.1   226,759  55.2   211,330   57.0
  Operating, administrative and other....  262,604  34.4   314,814  35.7   303,357  31.9   150,831  36.8   148,743   40.2
  Depreciation and amortization..........   13,722   1.8    20,676   2.3    21,342   2.2     9,988   2.4    11,030    3.0
  Merger-related and other nonrecurring
   charges...............................       --    --        --    --        --    --        --    --     1,827    0.5
                                          -------- -----  -------- -----  -------- -----  -------- -----  --------  -----
Operating income (2)..................... $ 81,232  10.7% $ 68,382   7.8% $ 83,305   8.8% $ 22,975   5.6% $ (2,611)  (0.7)%
                                          ======== =====  ======== =====  ======== =====  ======== =====  ========  =====
EBITDA, excluding merger-related and
 other nonrecurring changes.............. $ 94,954  12.5% $ 89,058  10.1% $104,647  11.0% $ 32,963   8.0% $ 10,246    2.8%
                                          ======== =====  ======== =====  ======== =====  ======== =====  ========  =====
Financial Services
Revenue:
  Appraisal fees......................... $ 48,090  33.1% $ 69,007  38.9% $ 72,861  34.0% $ 34,618  38.1% $ 37,779   33.4%
  Loan origination and servicing fees....   39,402  27.1    45,938  25.9    58,188  27.2    23,037  25.3    30,936   27.4
  Investment management fees.............   32,591  22.4    27,323  15.4    40,433  18.9    15,758  17.3    19,236   17.0
  Other (1)..............................   25,167  17.4    35,059  19.8    42,622  19.9    17,487  19.3    25,079   22.2
                                          -------- -----  -------- -----  -------- -----  -------- -----  --------  -----
    Total revenue........................  142,250 100.0   177,327 100.0   214,104 100.0    90,900 100.0%  113,030  100.0%
Costs and expenses:
  Commissions, fees and other
   incentives............................   41,491  28.6    59,294  33.5    65,058  30.4    28,397  31.3    34,777   30.8
  Operating, administrative and other....   85,885  59.1   100,201  56.5   119,333  55.7    51,095  56.2    60,552   53.6
  Depreciation and amortization..........   11,025   7.6    10,719   6.0    12,001   5.6     6,025   6.6     6,462    5.7
  Merger-related and other nonrecurring
   charges...............................       --    --        --    --        --    --        --    --     3,303    2.9
                                          -------- -----  -------- -----  -------- -----  -------- -----  --------  -----
Operating income (2)..................... $  6,849   4.7% $  7,113   4.0% $ 17,712   8.3% $  5,383   5.9% $  7,936    7.0%
                                          ======== =====  ======== =====  ======== =====  ======== =====  ========  =====
EBITDA, excluding merger-related and
 other nonrecurring changes.............. $ 17,874  12.3% $ 17,832  10.1% $ 29,713  13.9% $ 11,408  12.6% $ 17,701   15.7%
                                          ======== =====  ======== =====  ======== =====  ======== =====  ========  =====
Management Services
Revenue:
  Property management fees............... $ 67,300  53.3% $ 79,994  51.7% $ 83,251  52.3% $ 39,622  51.2% $ 39,908   53.9%
  Facilities management fees.............   17,219  13.6    25,597  16.5    23,069  14.5     9,830  12.7    14,538   19.7
  Other (1)..............................   41,783  33.1    49,192  31.8    52,928  33.2    27,898  36.1    19,552   26.4
                                          -------- -----  -------- -----  -------- -----  -------- -----  --------  -----
    Total revenue........................  126,302 100.0   154,783 100.0   159,248 100.0    77,350 100.0%   73,998  100.0%
Costs and expenses:
  Commissions, fees and other
   incentives............................   11,579   9.2    22,938  14.8    27,333  17.2    12,659  16.4    13,096   17.7
  Operating, administrative and other....  100,305  79.4   121,366  78.4   115,791  72.7    55,978  72.4    54,319   73.4
  Depreciation and amortization..........    7,438   5.9     9,075   5.9     9,856   6.2     5,287   6.8     5,650    7.6
  Merger-related and other nonrecurring
   charges...............................       --    --        --    --        --    --        --    --       478    0.7
                                          -------- -----  -------- -----  -------- -----  -------- -----  --------  -----
Operating income (2)..................... $  6,980   5.5% $  1,404   0.9% $  6,268   3.9% $  3,426   4.4%      455    0.6%
                                          ======== =====  ======== =====  ======== =====  ======== =====  ========  =====
EBITDA, excluding merger-related and
 other nonrecurring changes.............. $ 14,418  11.4% $ 10,479   6.8% $ 16,124  10.1% $  8,713  11.3% $  6,583    8.9%
                                          ======== =====  ======== =====  ======== =====  ======== =====  ========  =====
Merger-related and other nonrecurring
 charges................................. $ 16,585        $     --        $     --        $     --        $     --
                                          ========        ========        ========        ========        ========
Total operating income................... $ 78,476        $ 76,899        $107,285        $ 31,784        $  5,780
                                          ========        ========        ========        ========        ========
Total EBITDA, excluding merger-
 related and other nonrecurring
 charges (3)............................. $127,246        $117,369        $150,484        $ 53,084        $ 34,530
                                          ========        ========        ========        ========        ========

                                                   (footnotes on following page)

--------
(1) Revenue is allocated by material line of business specific to each segment. "Other" includes types of revenue that have not been broken out separately due to their immaterial balances and/or nonrecurring nature within each segment. Certain revenue types disclosed on the consolidated statements of operations may not be derived directly from amounts shown in this table.

(2) Segment operating income excludes merger-related and other nonrecurring charges.

(3) EBITDA, excluding merger-related and other nonrecurring charges, (a) for the year ended December 31, 1998 is calculated as the sum of operating income of $78.5 million, merger-related and other nonrecurring charges of $16.6 million and depreciation and amortization of $32.2 million and (b) for the six months ended June 30, 2001 is calculated as the sum of operating income of $5.8 million, merger-related and other nonrecurring charges of $5.6 million and depreciation and amortization of $23.1 million.

   Six Months Ended June 30, 2001 Compared to Six Months Ended June 30, 2000

     Transaction Management

   Revenue decreased by $40.2 million or 9.8% for the six months ended June 30, 2001, compared to the six months ended June 30, 2000. The decrease was primarily due to a $23.4 million decrease in lease revenues and a $14.0 million decline in sales revenues. The lower revenues are mainly attributable to the North American operations. Sales and lease revenues also decreased in the European operations. Commissions, fees and other incentives decreased by $15.4 million or 6.8% for the six months ended June 30, 2001, compared to the six months ended June 30, 2000, primarily due to the lower lease and sales revenues within North America. The decline in revenues also resulted in lower variable commission expense within this division as compared to prior year. These declines were offset by higher insurance and benefit costs for producers in the U.S., which is included as a component of commissions expense. In addition, producer compensation within the international operations is typically fixed in nature and does not decrease as a result of lower revenues. These factors contributed to an increase in commissions as a percentage of revenues from 55.2% to 57.1% for the current year. Operating, administrative, and other decreased by $2.1 million or 1.4% as a result of lower bonus incentives. Depreciation and amortization increased by $1.0 million or 10.4% in the current year, primarily as a result of additional investments in computer hardware and software.

     Financial Services

   Revenue increased by $22.1 million or 24.3% for the six months ended June 30, 2001, compared to the six months ended June 30, 2000. Loan origination and servicing fees increased by $7.9 million. Excluding any acquisitions, loan origination fees increased by $6.2 million or 33.0%, while loan servicing fees were up slightly compared to prior year. Investment management fees increased by $3.5 million due to higher average assets under management, as well as increased incentive fees resulting from a greater number of sold properties. Appraisal fees increased by 9.1% compared to prior year. Other revenues increased by $7.6 million due to the gain on the sale of mortgage fund management contracts and the gain on sale of loans servicing rights during the current year. Commissions, fees and other incentives increased by $6.4 million or 22.5% for the six months ended June 30, 2001, compared to the six months ended June 30, 2000. This increase is mainly due to the increase in loan and appraisal commissions. In addition, producer costs increased in the mortgage banking operations in order to handle the higher business volume. Operating, administrative, and other increased by $9.5 million or 18.5% for the six months ended June 30, 2001, compared to the six months ended June 30, 2000. This is due to the start-up of the investment management operations in Asia during 2000. The mortgage banking line of business had higher bonus and long-term incentive costs attributable to the more favorable current year results.

     Management Services

   Revenue decreased by $3.4 million or 4.3% for the six months ended June 30, 2001, compared to the six months ended June 30, 2000. Other revenues decreased by $8.3 million primarily due to the gain on the sale of

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certain non-strategic assets in the prior year. Operating, administrative, and other decreased by $1.7 million or 3.0% for the six months ended June 30, 2001 compared to the six months ended June 30, 2000. The decrease is primarily due to lower personnel requirements, mainly in North America.

   Year Ended December 31, 2000 Compared to Year Ended December 31, 1999

     Transaction Management

   Revenue increased by $69.3 million or 7.9% for the year ended December 31, 2000, compared to the year ended December 31, 1999. This increase was primarily due to higher lease revenue in North America as a result of a greater number of total transactions executed during 2000, as well as a larger dollar average per transaction. Europe reported increased lease revenues primarily due to strong performances in France and the United Kingdom, as well as expanded operations in The Netherlands and Spain. Increased lease revenue in Asia Pacific was due to a better overall economy in China, as well as improved financial performance in Australia. Sales revenue decreased slightly from the prior year, primarily due to higher interest rates and a weak currency in Australia. Commissions, fees and other incentives increased by $65.2 million or 13.7% for the year ended December 31, 2000, compared to the year ended December 31, 1999, primarily due to an increase in lease revenue. In addition, the overall revenue growth resulted in a higher variable commission expense compared to the prior year. Commissions are directly correlated to revenue in the transaction management segment. During 1999, CB Richard Ellis Services' commission program was amended to increase the percentage of revenue a producer can earn as commission as the producer meets certain revenue targets. Under the new program, when a producer achieves a revenue target, the percentage of commission increases on a retroactive basis. This motivates producers to reach higher revenue targets. During 2000, a greater number of producers generated a larger proportion of revenue at the higher revenue targets. This contributed to an increase in commissions as a percentage of revenue from 54.2% to 57.1% for 2000. Operating, administrative and other decreased by $11.5 million or 3.6% for the year ended December 31, 2000, compared to the year ended December 31, 1999. This decrease is mainly related to lower personnel requirements in North America due to cost containment measures, as well as higher equity income from unconsolidated subsidiaries during 2000. This is slightly offset by increased bonus incentives and profit share due to the more favorable results.

     Financial Services

   Revenue increased by $36.8 million or 20.7% for the year ended December 31, 2000, compared to the year ended December 31, 1999. Investment management fees grew by 48.0% due to a higher volume of managed assets, as well as increased incentive fees from several properties in North America and Asia Pacific. Loan origination and servicing fees increased by $12.3 million, of which $3.7 million is attributable to the acquisitions of Boston Mortgage Capital Corporation in late 2000 and Eberhardt Company in late 1999. In addition, excluding any acquisitions, loan production fees increased by $5.9 million or 18.4% over prior year, while loan servicing fees increased by $2.6 million or 21.7%. Other revenue increased due to the acquisition of several small consulting companies in late 1999 and early 2000. Commissions, fees and other incentives increased by $5.8 million or 9.7% for the year ended December 31, 2000, compared to the year ended December 31, 1999, due primarily to higher loan commissions. Operating, administrative and other increased by $19.1 million or 19.1% for the year ended December 31, 2000, compared to the year ended December 31, 1999, mainly due to increased personnel requirements as a result of expanded investment management operations in North America and Asia Pacific and higher bonus incentives and profit share attributable to the more favorable current year results. In addition, earnings from unconsolidated subsidiaries decreased for 2000 as compared to the same period in the prior year. The 2000 results for the financial services segment include a $5.3 million pre-tax gain from the sale of loan servicing rights.

     Management Services

   Revenue increased by $4.5 million or 2.9% for the year ended December 31, 2000, compared to the year ended December 31, 1999, due to higher lease and sales revenue. In addition, property management fees

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increased primarily due to higher square footage managed in India and
Australia. This was slightly offset by lower facilities management fees due to the loss of a major client at the beginning of 2000. Commissions, fees and other incentives increased by $4.4 million or 19.2% for the year ended December 31, 2000, compared to the year ended December 31, 1999, attributable mainly to the higher sales and lease commissions. Operating, administrative and other decreased $5.6 million or 4.6% for the year ended December 31, 2000, compared to the year ended December 31, 1999. The decline is mainly due to lower personnel requirements due to cost containment measures and higher equity income in unconsolidated subsidiaries in North America. As a percentage of revenue, operating expenses decreased from 78.4% during 1999 to 72.7% during 2000. The 2000 results include a $4.7 million pre-tax gain from the sale of certain non-strategic assets.

   Year Ended December 31, 1999 Compared to Year Ended December 31, 1998

     Transaction Management

   Revenue increased by $118.0 million or 15.5% for the year ended December 31, 1999, compared to the year ended December 31, 1998, mainly due to the continued improvement of the real estate market, mainly in brokerage leasing services and the full year contribution of REI, Hillier Parker and the various other 1998 acquisitions. Commissions, fees and other incentives increased by $71.7 million or 17.7% for the year ended December 31, 1999, compared to the year ended December 31, 1998, primarily due to the increase in revenue. This also includes the impact of a new commission-based program which enables sales professionals to earn additional commission over a particular revenue threshold, as well as the full year contribution from REI, Hillier Parker and the various other 1998 acquisitions. Operating, administrative and other increased by $52.2 million or 19.9% for the year ended December 31, 1999, compared to the year ended December 31, 1998, primarily due to the full year inclusion of REI, Hillier Parker, and the various other 1998 acquisitions. Depreciation and amortization increased by $7.0 million or 50.7% for the year ended December 31, 1999, as compared to the year ended December 31, 1998, primarily as a result of additional investments in computer hardware and software to support the increase in new business.

     Financial Services

   Revenue increased by $32.1 million or 22.1% for the year ended December 31, 1999, compared to the year ended December 31, 1998. The increase in revenue is primarily due to the full year contribution of REI, Hillier Parker and the various other 1998 acquisitions, resulting in increased appraisal and valuation fees. Commissions, fees and other incentives increased by $17.8 million or 42.9% for the year ended December 31, 1999, compared to the year ended December 31, 1998. The increase is primarily a result of the revenue increase. Operating, administrative and other increased by $14.3 million or 16.7% for the year ended December 31, 1999, compared to the year ended December 31, 1998, mainly as a result of the integration of REI, Hillier Parker and the various other 1998 acquisitions.

     Management Services

   Revenue increased by $28.5 million or 22.5% for the year ended December 31, 1999, compared to the year ended December 31, 1998, primarily due to growth in the facilities management businesses, as well as the full contribution of REI, Hillier Parker and the various other 1998 acquisitions. Commissions, fees and other incentives increased by $11.4 million or 98.1% for the year ended December 31, 1999, compared to the year ended December 31, 1998, due to the higher revenues as a result of the REI, Hillier Parker acquisitions and the various other 1998 acquisitions. Operating, administrative and other increased $21.1 million or 21.0% for the year ended December 31, 1999, compared to the year ended December 31, 1998, primarily related to the acquisitions of REI and Hillier Parker and the investment in infrastructure to expand the business. Depreciation and amortization increased by $1.6 million or 22.0% for the year ended December 31, 1999, as compared to the year ended December 31, 1998, primarily as a result of the acquisitions of REI, Hillier Parker and the various other 1998 acquisitions.

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Quarterly Financial Information

   A significant portion of CB Richard Ellis Services' revenue is seasonal. Historically, this seasonality has caused its revenue, operating income, net income and cash flow from operating activities to be substantially lower in the first three calendar quarters and higher in the fourth calendar quarter. The concentration of earnings and cash flow in the fourth quarter is due to an industry wide focus on completing transactions at year-end while incurring constant, non-variable expenses throughout the year. This has historically resulted in a small operating loss in the first quarter, a small operating profit or loss in the second and third quarters, and a larger profit in the fourth quarter.

   The following table presents CB Richard Ellis Services' revenue, gross profit, operating income and EBITDA by operating segment for each of the nine quarters in the period from January 1, 1999 through June 30, 2001. The information for each of these quarters is unaudited and has been prepared on the same basis as CB Richard Ellis Services' audited consolidated financial statements appearing elsewhere in this prospectus. In the opinion of management, all necessary adjustments, consisting only of normal recurring adjustments, have been included to present fairly the unaudited quarterly results when read in conjunction with our audited consolidated financial statements and related notes appearing elsewhere in this prospectus.

                                                                     Quarter Ended
                            ----------------------------------------------------------------------------------------------
                            Mar. 31,  June 30, Sept. 30, Dec. 31, Mar. 31, June 30,  Sept. 30, Dec. 31, Mar. 31,  June 30,
                              1999      1999     1999      1999     2000     2000      2000      2000     2001      2001
                            --------  -------- --------- -------- -------- --------  --------- -------- --------  --------
                                                                (dollars in thousands)
Revenue
Transaction management..... $159,135  $198,171 $225,099  $298,524 $178,459 $230,222  $232,695  $308,876 $179,981  $190,338
Financial services.........   37,945    41,802   42,923    54,657   41,397   51,375    56,139    65,193   55,919    57,111
Management services........   36,121    37,194   38,996    42,472   41,063   36,287    37,687    44,211   36,598    37,400
                            --------  -------- --------  -------- -------- --------  --------  -------- --------  --------
Total revenue.............. $233,201  $277,167 $307,018  $395,653 $260,919 $317,884  $326,521  $418,280 $272,498  $284,849
                            ========  ======== ========  ======== ======== ========  ========  ======== ========  ========
Year to year revenue growth
 percentage................    33.1%      8.6%    12.1%     19.8%    11.9%    14.7%      6.4%      5.7%     4.4%    (10.4%)
Operating Income (Loss)
Transaction management..... $  2,337  $ 13,776 $ 20,826  $ 31,443 $  4,631 $ 18,344  $ 17,261  $ 43,069 $ (4,130) $  1,519
Financial services.........    2,955     1,753     (344)    2,749      805    4,578     6,590     5,739    6,849     1,087
Management services........     (216)    1,051     (436)    1,005    3,803     (377)    1,033     1,809     (394)      849
                            --------  -------- --------  -------- -------- --------  --------  -------- --------  --------
Total operating income..... $  5,076  $ 16,580 $ 20,046  $ 35,197 $  9,239 $ 22,545  $ 24,884  $ 50,617 $  2,325  $  3,455
                            ========  ======== ========  ======== ======== ========  ========  ======== ========  ========
Operating margin
 percentage................     2.2%      6.0%     6.5%      8.9%     3.5%     7.1%      7.6%     12.1%     0.9%      1.2%
EBITDA, excluding
 merger-related and
 other nonrecurring
 charges
Transaction management..... $  6,951  $ 19,139 $ 26,595  $ 36,373 $  9,582 $ 23,381  $ 23,213  $ 48,471 $  2,017  $  8,229
Financial services.........    5,725     4,771    1,766     5,570    3,785    7,623     9,513     8,792   10,095     7,606
Management services........    2,394     2,638    1,686     3,761    6,441    2,272     2,992     4,419    1,909     4,674
                            --------  -------- --------  -------- -------- --------  --------  -------- --------  --------
Total EBITDA, excluding
 merger-related and other
 nonrecurring charges...... $ 15,070  $ 26,548 $ 30,047  $ 45,704 $ 19,808 $ 33,276  $ 35,718  $ 61,682 $ 14,021  $ 20,509
                            ========  ======== ========  ======== ======== ========  ========  ======== ========  ========
EBITDA margin
 percentage................     6.5%      9.6%     9.8%     11.6%     7.6%    10.5%     10.9%     14.7%     5.1%      7.2%

Liquidity and Capital Resources

   Cash Flows of CBRE Holding. Net cash provided by financing activities was $229.5 million for the period from February 20, 2001 (inception) to June 30, 2001, due to the net proceeds from the issuance by BLUM CB Corp. of the $229.0 million aggregate principal amount of 11 1/4% senior subordinated notes and the issuance by CBRE Holding of 241,885 shares of common stock to RCBA Strategic Partners.

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

   Cash Flows of CB Richard Ellis Services. Net cash used in operating activities for the six months ended June 30, 2001 was $107.3 million, compared to $51.0 million for the six months ended June 30, 2000, mainly due to increased payments for the 2000 bonus and profit sharing, made in the current year. This increase was due to the better financial results for 2000 as compared to 1999. In addition, CB Richard Ellis Services had less cash from operations due to a net loss in the current year compared to net earnings in the prior year. CB Richard Ellis Services' operating cash flow increased by $10.1 million in 2000 over the year ended 1999, primarily due to higher net income adjusted for non-cash items. In addition, receivables increased at a lower rate during 2000, due to a greater emphasis on receivable collections.

   CB Richard Ellis Services utilized $10.6 million for investing activities for the six months ended June 30, 2001, compared to $12.1 million for the six months ended June 30, 2000. During the year ended December 31, 2000, CB Richard Ellis Services utilized $35.7 million for investing activities, an increase of $9.0 million over the prior year. This increase was primarily due to its $21.0 million investment in several technology companies as part of our overall e-business strategy. CB Richard Ellis Services' e-investment strategy is designed to improve internal business operations with resulting cost savings through paperwork reduction, to improve service delivery to clients and to create value in growth businesses that will flow back to the company. In addition, as of June 30, 2001, CB Richard Ellis Services had committed an additional $39.8 million to fund future co-investments. Its participation in real estate transactions through co-investment activity could increase fluctuations in its earnings and cash flow.

   During the year ended December 31, 2000, CB Richard Ellis Services received $17.5 million in proceeds primarily from the sale of select assets within the management services segment, the sale of loan servicing rights and the receipt of proceeds in 2000 from the 1999 sale of a risk management operation. This was slightly lower than the 1999 proceeds of $19.4 million received. This included $7.4 million received from the sale of inventoried property, plus $12.1 million primarily received from the sale of the headquarters building in downtown Los Angeles, California, and a small office building in Phoenix, Arizona.

   In addition, capital expenditures increased by $3.2 million from the six months ended June 30, 2000 compared to the six months ended June 30, 2001. However, capital expenditures decreased from $35.1 million for the year ended December 31, 1999, to $26.9 million in the year ended December 31, 2000. Capital expenditures for 1998 totaled $29.7 million. Expenditures in 2000 mainly related to the purchase of computer hardware and software. Higher purchases in 1999 as compared to 2000 and 1998 related to our efforts to prepare for year 2000 computer hardware and software systems issues. CB Richard Ellis Services expects to have capital expenditures ranging from $20 to $25 million in 2001.

   Net cash provided by financing activities was $116.9 million for the six months ended June 30, 2001, compared to $55.3 million for the six months ended June 30, 2000, and was mainly attributable to an increased balance in CB Richard Ellis Services' prior revolving credit facility, used primarily to fund the payment of bonus and profit sharing, as well as working capital. Net cash used in financing activities was $53.5 million for the year ended December 31, 2000, compared to $37.7 million for the year ended December 31, 1999, and was mainly attributable to the repayment of debt. From time to time, CB Richard Ellis Services has purchased stock on the open market to fulfill its obligations under stock option, deferred compensation and other similar stock-based compensation plans. For the year ended December 31, 2000, CB Richard Ellis Services repurchased 185,800 shares of its common stock for $2.0 million in order to minimize the dilutive effect of its obligation to issue stock under its deferred compensation plan. During 1999, CB Richard Ellis Services repurchased a total of 397,450 shares of its common stock for $5.0 million to minimize the dilution from the grant of options and stock purchase rights. The 1999 stock repurchase program was completed on January 5, 2000. As a result of the merger and the related adjustments to the deferred compensation plan, neither CBRE Holding nor CB Richard Ellis Services currently has any plans to make future purchases of shares of its common stock to fulfill obligations under the employee compensation plans.

   Recent Developments. During the first quarter of 2001, the U.S. economy in general and certain local and regional U.S. economies in particular continued to experience economic softness. Many businesses, including

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CB Richard Ellis Services' customers, have implemented staff reductions and delayed or curtailed their plans and commitments with respect to their commercial real estate needs. Additionally, lease rates in various regions, particularly those with a concentration in the telecommunication and technology industries, began to decline.

   CB Richard Ellis Services' first quarter results reflected a strong January followed by a slowdown in its U.S. sales activities beginning in February and a slowdown in U.S. lease activities beginning in March, as well as lower than expected revenues in Europe and Asia Pacific. This weakness in sales and lease activities continued into the second and third quarters of 2001. On October 22, 2001, CB Richard Ellis Services announced its preliminary unaudited results of operations for the eight months ended August 31, 2001. For this period, CB Richard Ellis Services' revenues were approximately $743.6 million, commissions, fees and other incentives were approximately $352.1 million and operating, administrative and other expenses were approximately $343.3 million. These results of operations for the eight months ended August 31, 2001 as compared to the eight months ended August 31, 2000 indicate that revenues have declined by approximately 6.6%, commissions, fees and other incentives have declined by approximately 5.5% and operating, administrative and other expenses declined by approximately 1.3%. While the decline in revenue has been partially offset by declines in commission and operating expenses, CB Richard Ellis Services has experienced a decline in operating income, cash flow and profitability during the first eight months of 2001, relative to the same period of 2000.

   In addition, on September 11, 2001, a terrorist attack resulted in the destruction of the World Trade Center Towers in New York City and significant damage to surrounding buildings and property in lower Manhattan. Due to this attack and a separate attack on the Pentagon in northern Virginia, as well as the possibility of related acts of terror and/or an outbreak of hostilities, we expect a further deterioration of the U.S. economy and commercial real estate market conditions, which could further adversely affect our transaction management segment and our other business segments.

   Cost Reduction Programs. Following CB Richard Ellis Services' last major cost reduction program in 1999, it has continued to evaluate its operating expenses relative to the performance of our company. In response to the continued weakness described above, CB Richard Ellis Services formulated a new cost reduction program in May 2001 to reduce operating expenses. This program was implemented with work force reductions that began in June 2001 and have continued into the third quarter of 2001. This program is expected to reduce budgeted expenses between approximately $35 to $40 million for 2001, excluding one-time severance costs. Expense reductions are occurring in three areas with the following estimate cost reductions for 2001:

    . a reduction in work force combined with a hiring freeze, which are expected to yield a savings of approximately $8 to $10 million;

    . a reduction in the bonuses for senior managers worldwide, which is expected to yield a savings of approximately $20 million; and

    . a reduction in other operating and back office expenses, which is expected to yield a savings of approximately $7 to $10 million.

   In addition, in the second quarter, CB Richard Ellis Services wrote off our $2.9 million investment in Eziaz, which has recently declared bankruptcy.

   CB Richard Ellis has continued to refine and supplement its cost reduction initiatives during the third quarter of 2001. Through August 31, 2001, CB Richard Ellis Services had achieved a greater level of cost savings up to that date than had initially been anticipated. In addition, CB Richard Ellis Services remains confident that it will meet or exceed its cost reduction targets outlined in its cost savings program for the remainder of the year.

   Merger and Related Transactions. Effective July 20, 2001, BLUM CB Corp., which was a wholly owned subsidiary of CBRE Holding, merged with and into CB Richard Ellis Services, which survived the merger as a wholly owned subsidiary of CBRE Holding. The merger was approved by CB Richard Ellis Services' stockholders on July 18, 2001.

   In connection with the merger, CB Richard Ellis Services entered into a $325.0 million senior secured credit agreement with Credit Suisse First Boston, or CSFB, and other lenders and borrowed $235.0 million in term

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loans under this agreement, which were comprised of a $50.0 million Tranche A term facility and a $185.0 million Tranche B term facility. The credit agreement also includes a $90.0 million revolving line of credit, $10.0 million of which was drawn upon September 10, 2001. Borrowings under the senior secured credit facilities bear interest at varying rates based, at CB Richard Ellis Services' option, on either LIBOR plus 3.25% or the alternate base rate plus 2.25%, in the case of the Tranche A facility and the revolving line of credit, and LIBOR plus 3.75% or the alternate base rate plus 2.75%, in the case of the Tranche B facility. The alternate base rate is the higher of (1) CSFB's prime rate or (2) the Federal Funds Effective Rate plus one-half of one percent. After delivery of CB Richard Ellis Services' consolidated financial statements for the year ending December 31, 2001, the amount added to the LIBOR or the alternate base rate under the Tranche A and revolving line of credit will vary, from 2.50% to 3.25% for the LIBOR and from 1.50% to 2.25% for the alternate base rate, as determined by reference to CB Richard Ellis Services' ratio of total debt less available cash to EBITDA. EBITDA represents earnings before net interest expense, income taxes, depreciation and amortization and merger-related and other nonrecurring charges.

   Also in connection with the merger, CB Richard Ellis Services assumed $229.0 million in aggregate principal amount of 11 1/4% senior subordinated notes due 2011, which were issued and sold by BLUM CB Corp. for approximately $225.6 million on June 7, 2001. The net proceeds from the sale of the 11 1/4% senior subordinated notes by BLUM CB Corp. were held in an escrow account and were released to CB Richard Ellis Services upon completion of the merger. Also on July 20, 2001, CBRE Holding and many subsidiaries of CB Richard Ellis Services guaranteed the 11 1/4% senior subordinated notes.

   Also in connection with the merger, CBRE Holding issued and sold to DLJ Investment Funding, Inc. and other purchasers 65,000 units, which consisted in the aggregate of $65.0 million in aggregate principal amount of its 16% senior notes due 2011 and 339,820 shares of its Class A common stock, for an aggregate price of $65.0 million. Interest on the senior notes will accrue at a rate of 16% per year and be payable quarterly in cash in arrears. Until June 29, 2006, interest in excess of 12% may be paid in kind, and at any time, interest may be paid in kind to the extent that CB Richard Ellis Services' ability to pay cash dividends to CBRE Holding is restricted by the terms of the senior secured credit agreement. The 16% senior notes are redeemable in whole or in part at 116.0% percent of the principal amount, plus accrued and unpaid interest during 2001 and at declining prices thereafter. The 16% senior notes are effectively subordinated to all current and future indebtedness of CB Richard Ellis Services and its wholly owned subsidiaries.

   In total, CBRE Holding and CB Richard Ellis Services incurred or assumed an aggregate of $569.0 million of indebtedness to consummate the merger and related transactions.

   Also in connection with the merger, RCBA Strategic Partners, L.P. and its affiliate, Blum Strategic Partners, II, L.P., purchased with cash 4,435,154 shares of CBRE Holding Class B common stock, Raymond Wirta purchased by delivery of a promissory note 5,000 shares of CBRE Holding Class B common stock and California Public Employees' Retirement System purchased with cash 625,000 shares of CBRE Holding Class A common stock, in each of these cases for cash price of $16.00 per share. In addition, CBRE Holding offered shares of its Class A common stock to employees and independent contractors of CB Richard Ellis Services. CBRE Holding also sold an aggregate of 1,768,791 shares of its Class A common stock and shares underlying stock fund units in CB Richard Ellis Services' deferred compensation plan to CB Richard Ellis Services' employees and independent contractors at a price of $16.00 per share.

   Using a portion of the proceeds from the sale of the 11 1/4% senior subordinated notes and the 16% senior notes, the borrowings under the new credit facility and the proceeds from the sale of CBRE Holding Class B common stock and CBRE Holding Class A common stock, CB Richard Ellis Services repaid substantially all of its long-term indebtedness that was outstanding immediately prior to the merger. This repaid indebtedness included all amounts outstanding under its prior credit agreement and its formerly outstanding
8 7/8% Senior Subordinated Notes.

   Also using a portion of the proceeds described above, CB Richard Ellis Services paid $16.00 in cash per share of CB Richard Ellis Services common stock and vested stock fund units in CB Richard Ellis Services'

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Deferred Compensation Plan, that was outstanding at the time of the merger, other than those shares held by members of the buying group, as well as cash to holders of options to acquire shares of CB Richard Ellis Services common stock that agreed to have their options cancelled in exchange for a cash payment. The aggregate amount of cash due to holders of CB Richard Ellis Services common stock and options in connection with the merger was approximately $201.0 million.

   Financing Operations and Future Obligations. We expect to finance our operations, non-acquisition related capital expenditures, employee compensation plan obligations and long-term indebtedness repayment obligations described below primarily with internally generated cash flow and borrowings under the new revolving credit facility. We expect to fund our future acquisitions, if any, that require cash with internally generated cash flow, but any such acquisitions may require new sources of capital such as the issuance of additional debt or equity. We anticipate that our existing sources of liquidity, including cash flow from operations, will be sufficient to meet our anticipated non-acquisition cash requirements for the foreseeable future and in any event for at least the next twelve months.

   During the year 2002, we estimate that our non-operations capital expenditures will be no greater than $20 million and that we will fund approximately $20 million of co-investments in connection with our real estate investment management business. We anticipate that our existing sources of liquidity, including cash flow from operations, will be sufficient to fund these capital expenditures and co-investments.

   Restrictions in Documents Governing Long-Term Indebtedness. The terms of the documents governing our current long-term indebtedness impose significant restrictions on the operation of our businesses, including our financing activities. The new credit agreement contains numerous restrictive covenants that, among other things, limit the ability to incur or repay other indebtedness, make advances or loans to subsidiaries and other entities, make capital expenditures, incur liens securing indebtedness, enter into mergers or effect other fundamental corporate transactions, sell assets or declare dividends. In addition, CB Richard Ellis Services will be required to meet financial ratios relating to its adjusted net worth, level of indebtedness, fixed charges and interest coverage. The indenture for the 11 1/4% senior subordinated notes and the indenture for the 16% senior notes also include limitations on our ability to incur or repay indebtedness, make advances or loans to subsidiaries and other entities, incur liens securing indebtedness, enter into mergers or effect other fundamental corporate transactions, sell assets or declare dividends. In addition, if either CBRE Holding or CB Richard Ellis Services were to engage in a change of control transaction, as defined in the indentures for the 11 1/4% senior subordinated notes and the indenture for the 16% senior notes, CB Richard Ellis Services would be required to make an offer to purchase all of the 11 1/4% senior subordinated notes and CBRE Holding would be required to make an offer to purchase all of its outstanding 16% senior notes, in each case at a price equal to 101% of the outstanding principal amounts, together with any accrued and unpaid interest.

   Limitations on Dividends to CBRE Holding. CBRE Holding is a holding company. Its only significant assets are and will be the shares of its subsidiaries. It conducts all of its business operations through its subsidiaries. Its only source of cash to pay interest on, and the principal of, the 16% senior notes is from distributions with respect to its ownership interests in its subsidiaries. These subsidiaries may not be able to generate sufficient additional cash flow to pay dividends or distributions, or otherwise make payments or transfer funds to CBRE Holding, and applicable law and contractual restrictions, including negative covenants contained in the debt instruments of its subsidiaries, may not permit such dividends, distributions or payments. In particular, the senior credit facilities and the indenture governing the 11 1/4% senior subordinated notes due 2011 of CB Richard Ellis Services restrict the ability of CB Richard Ellis Services to pay dividends, distributions or make other payments to CBRE Holding that may be necessary for CBRE Holding to pay cash interest on the 16% senior notes.

   Seasonal Working Capital Requirements. Our working capital borrowing requirements are very seasonal because our cash flow from operating activities has historically been substantially lower in the first three calendar quarters than in the fourth calendar quarter. The seasonal variation in operating cash flow and working capital

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

borrowing requirements results in part from a focus at year-end on completing sales and lease transactions that is consistent with the real estate industry and in part from the timing of the payment of cash bonuses to sales professionals and managers. While compensation expenses are accrued throughout the year, a substantial portion of the actual cash payments are made in the first quarter of the following fiscal year. As a result, working capital borrowing requirements are highest in the first two quarters of the fiscal year and have historically decreased beginning in the third quarter. In addition, CB Richard Ellis Services' new $90.0 million revolving credit facility requires that it have no outstanding borrowings under the facility during a period of 45 days commencing on any day chosen by it in the month of December of each year.

   Deferred Compensation Plan Obligations. CB Richard Ellis Services has obligations under its deferred compensation plan that will require future cash expenditures. Under the deferred compensation plan, each participant may defer a portion of his or her compensation for distribution generally either after his or her employment with CB Richard Ellis Services ends or on a future date at least three years after the deferral election date.

   The investment alternatives available to participants under the plan currently include, among others, two interest index fund alternatives and an insurance fund alternative. Under the first interest index fund alternative, all such allocations are credited with interest at the rate payable by CB Richard Ellis Services under its principal credit agreement. New deferrals are no longer permitted into that fund. Under the second interest index fund alternative, which began accepting new deferrals prior to the merger, all deferrals are credited with interest at 11 1/4% per year for five years, or until distributed if earlier, and thereafter at a rate no lower than the rate CB Richard Ellis Services pays under its principal credit agreement. Under the insurance fund alternative, the participant can elect to have gain or loss on deferrals measured by one or more of approximately 30 mutual funds. Historically, CB Richard Ellis Services has elected to transfer to a rabbi trust the full amount of deferrals into the insurance fund alternative and then hedge its obligations to the participants under the insurance fund alternative by actually buying a contract of insurance within which it has premiums invested in the mutual funds which participants have elected to measure the value of their deferred compensation.

   We expect to fund the after-tax cost of these future distributions under the two interest index alternatives with internally generated cash flow and borrowings under the new revolving credit facility. With respect to existing deferrals under the insurance fund alternative, we expect future distributions to be satisfied by the contracts of insurance that we have purchased. However, in the future, to the extent we do not fully fund our obligations under the insurance fund alternative with an insurance contract and transfers into the rabbi trust, we would need to fund future distributions with internally generated cash flow and borrowings under the new credit facility.

   Because a substantial majority of the deferrals under the deferred compensation plan have a distribution date based upon the end of the relevant participant's employment with CB Richard Ellis Services, we have an on-going obligation to make distributions to these participants as they leave our employment. Because the level of employee departures is not predictable, the timing of these obligations is also not predictable. Accordingly, CB Richard Ellis Services may face significant unexpected cash funding obligations in the future under its deferred compensation plan if a larger number of its employees leave its employment than it expects.

   401(k) Plan Obligations. CB Richard Ellis Services may be required to make future cash expenditures as a result of legal requirements applicable to its 401(k) plan. Under the 401(k) plan, generally upon a participant's termination of employment with CB Richard Ellis Services, including as a result of retirement, the participant may elect to receive the cash value of his or her investments in the plan. Accordingly, if a participant owns shares of CBRE Holding Class A common stock that are held in the plan and becomes entitled to receive a distribution under the plan, the participant may require the plan trustee to sell those shares and distribute the cash proceeds. However, there currently is no market for CBRE Holding Class A common stock, so CB Richard Ellis Services currently would be obligated under applicable law to purchase the shares at fair market value so the required cash distribution could occur.

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

   Repayment of Long-Term Indebtedness. The $65.0 million principal amount of the 16% senior notes of CBRE Holding will become due and payable on July 20, 2011. The $229.0 million principal amount of 11 1/4% senior subordinated notes will become due and payable on June 15, 2011. Any amounts outstanding under the revolving line of credit under the new credit facility will be due and payable on July 20, 2007, and in addition, no amounts can be outstanding under that facility for a period of 45 consecutive days commencing on any day in the month of December of each year. The principal amount of the $235.0 million of term loans under the new credit agreement will become due and payable on the following schedule:

        Year                                                Amount Due
        ----                                              --------------
        2001............................................. $  4.7 million
        2002.............................................    9.3 million
        2003.............................................   10.0 million
        2004.............................................   10.6 million
        2005.............................................   10.6 million
        2006.............................................   10.6 million
        2007.............................................    6.2 million
        2008.............................................  173.0 million

Recent Acquisitions

   During 2000, CB Richard Ellis Services acquired five companies with an aggregate purchase price of $3.4 million in cash and $0.7 million in notes, plus additional payments over the next five years based on acquisition earnout agreements. These payments will supplement the purchase price and be recorded as additional goodwill. The most significant acquisition in 2000 was the purchase of Boston Mortgage Capital Corporation through L.J. Melody for $2.1 million plus supplemental payments based on an acquisition earnout agreement. Boston Mortgage provides further mortgage banking penetration into the northeast. It services approximately $1.8 billion in loans covering roughly 175 commercial properties throughout New England, New York and New Jersey.

   During 1999, CB Richard Ellis Services acquired four companies with an aggregate purchase price of approximately $13.8 million. The two significant acquisitions were Eberhardt Company, which was acquired in September 1999 through L.J. Melody for approximately $7.0 million, and Profi Nordic, which was acquired in the first quarter of 1999 through CBRE Profi Acquisition Corp., formerly Koll Tender III, for approximately $5.5 million.

   In 1998, CB Richard Ellis Services made several large acquisitions. In April 1998, it purchased all of the outstanding shares of REI, an international commercial real estate services firm operating under the name Richard Ellis in major commercial real estate markets worldwide, excluding the United Kingdom. The acquisition was accounted for as a purchase. The purchase price has largely been allocated to goodwill, which is amortized on a straight line basis over an estimated useful life of 30 years. The purchase price for REI was approximately $104.8 million of which approximately $53.3 million was paid in cash and notes and approximately $51.5 million was paid in shares of CB Richard Ellis Services' common stock. In addition, CB Richard Ellis Services assumed approximately $14.4 million of long-term debt and minority interest. CB Richard Ellis Services incurred a one-time charge of $3.8 million associated with the integration of REI's operations and systems into its own.

   CB Richard Ellis Services also acquired the business of Hillier Parker in July 1998. This was a commercial property services partnership operating in the United Kingdom. The acquisition was accounted for as a purchase. The purchase price for Hillier Parker included approximately $63.6 million in cash and $7.1 million in shares of our common stock. In addition, CB Richard Ellis Services assumed a contingent payout plan for key Hillier Parker employees with a potential payout over three years of approximately $13.9 million and assumed various annuity obligations of approximately $15.0 million. The purchase price has largely been allocated to goodwill which is amortized on a straight line bases over its estimated useful life of 30 years.

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

   In September of 1998, CB Richard Ellis Services purchased the approximately 73.0% interest that it did not already own in CB Commercial Real Estate Group of Canada, Inc., now CB Richard Ellis Limited. CB Richard Ellis Services acquired the remaining interest for approximately $14.3 million in cash. The acquisition was accounted for as a purchase. The purchase price has been largely allocated to intangibles and goodwill which are amortized on a straight line basis over their estimated useful lives ranging up to 30 years.

   In October 1998, CB Richard Ellis Services purchased the remaining ownership interests that we did not already own in the Richard Ellis Australia and New Zealand businesses. The cost for the remaining interest was $20.0 million in cash. Virtually all of the revenue of these locations is derived from brokerage and appraisal services. The acquisition was accounted for as a purchase. The purchase price has largely been allocated to intangibles and goodwill which are amortized on a straight line basis over their estimated useful lives ranging up to 30 years.

   CB Richard Ellis Services also made various smaller acquisitions throughout 1998.

Net Operating Loss

   CB Richard Ellis Services had U.S. federal income tax net operating losses, or NOLs, of approximately $16.3 million at both June 30, 2001 and December 31, 2000.

   CB Richard Ellis Services' ability to utilize NOLs has been limited by
Section 382 of the Internal Revenue Code because in previous years it experienced an ownership change within the meaning of Section 382. CB Richard Ellis Services anticipates that the remaining $16.3 million of NOLs will be utilized before they expire.

Recent Accounting Pronouncements

   In September 2000, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities. SFAS 140 revises the standards for accounting for securitizations and other transfers of financial assets and collateral established by SFAS 125. In addition, this statement is effective for recognition and reclassification of collateral and for disclosures relating to securitization transactions and collateral for fiscal years ending after December 15, 2000. CB Richard Ellis Services does not perform these types of transactions. This statement is effective for all transfers and servicing of financial assets and extinguishments of liabilities occurring after March 31, 2001. The adoption of SFAS 140 did not have a material impact on CB Richard Ellis Services' results of operations and financial position.

   In July 2001, the FASB issued SFAS No. 141, "Business Combinations", which supersedes APB Opinion No. 16, "Business Combinations" and SFAS No. 38, "Accounting for Pre-acquisition Contingencies of Purchased Enterprises." SFAS No. 141 eliminates the pooling-of-interests method of accounting for business combinations and requires all business combinations to be accounted for by a single method--the purchase method. This statement is effective for all business combinations completed after June 30, 2001. Accordingly, we will account for the merger using the purchase method. CB Richard Ellis Services is in the process of determining the impact of the adoption of this statement on its results of operations and financial position.

   In July 2001, the FASB also issued SFAS No. 142, "Goodwill and Other Intangibles Assets", which supersedes APB Opinion No. 17, "Intangible Assets". Under SFAS 142, goodwill is no longer subject to amortization over its estimated useful life. Rather, goodwill will be subject to at least an annual assessment for impairment applying a fair-value based test. Additionally, an acquired intangible asset should be separately recognized if the benefit of the intangible asset is obtained through contractual or other legal rights, or if the intangible asset can be sold, transferred, licensed, rented, or exchanged, regardless of the acquirer's intent to do so. This statement is effective for fiscal years beginning after December 15, 2001, although early application is

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

permitted for entities with fiscal years beginning after March 15, 2001. CB Richard Ellis Services is in the process of determining the impact of the adoption of this statement on its results of operations and financial position.

Quantitative and Qualitative Disclosures About Our Market Risk

   Our exposure to market risk consists of foreign currency exchange rate fluctuations related to its international operations and changes in interest rates on most of its debt obligations.

   During the six months ended June 30, 2001, approximately 23% of CB Richard Ellis Services business was transacted in local currencies of foreign countries. In the past, CB Richard Ellis Services has attempted to manage, and in the future it expects to continue to manage, this exposure primarily by balancing monetary assets and liabilities and maintaining cash positions only at levels necessary for operating purposes in those countries. While CB Richard Ellis Services international results of operations as measured in dollars are subject to foreign exchange rate fluctuations, it does not consider the related risk to be material to its financial condition or results of operations. In the past, CB Richard Ellis Services has routinely monitored, and in the future it expects to continue to monitor, its transaction exposure to currency rate changes and it has entered, and expects to continue to enter, into currency forward and option contracts to limit the exposure, as appropriate. Gains and losses on contracts are deferred until the transaction being hedged is finalized. As of June 30, 2001, CB Richard Ellis Services had no outstanding contracts. CB Richard Ellis Services does not engage in any speculative activities.

   After the merger, much of our long-term debt will bear variable interest rates. Consistent with past practices we will utilize sensitivity analysis to assess the potential effect of its variable rate debt. If interest rates were to increase by 1% per year, the net impact would be a decrease of approximately $2.86 million on our annual pre-tax income and cash flow. Our fixed and variable long-term debt as of June 30, 2001, including the effects of CBRE Holdings' 16% senior notes, CB Richard Ellis Services' 11 1/4% senior subordinated notes and the senior secured credit facilities, are as follows:

                                                                         Sterling
                                               LIBOR    LIBOR    EONIA    LIBOR
                                               Plus     Plus     Plus     Minus
Year of Maturity                   Fixed Rate  3.25%    3.75%    1.75%     1.5%    Total
----------------                   ---------- -------  --------  ------  -------- --------
                                                    (dollars in thousands)
2001..............................  $  2,908  $43,750  $    925  $9,830           $ 57,413
2002..............................     1,249    7,500     1,850           $1,500    12,099
2003..............................       520    8,125     1,850                     10,495
2004..............................        18    8,750     1,850                     10,618
2005..............................        18    8,750     1,850                     10,618
Thereafter........................   297,409   13,125   176,675                    487,209
                                    --------  -------  --------  ------   ------  --------
   Total..........................  $302,122  $90,000  $185,000  $9,830   $1,500  $588,452
                                    ========  =======  ========  ======   ======  ========
   Weighted average interest rate.     12.82%    7.09%     7.59%   6.47%     4.4%     10.2%
                                    ========  =======  ========  ======   ======  ========

   Estimated fair values for our liabilities are not presented because they either are based on variable rates that approximate terms that we could obtain currently from other sources or they are liabilities that were entered into in connection with the merger which have recently negotiated rates that we believe represent the fair value of the related liabilities.

                                   BUSINESS

   We are the largest global commercial real estate services firm in terms of revenue offering a full range of services to commercial real estate occupiers, owners, lenders and investors. Through our 250 offices, we provide, under the CB Richard Ellis brand name and the CB Hillier Parker brand name in the United Kingdom, services on a local, national and international basis across approximately 100 markets in 44 countries. During 2000, CB Richard Ellis Services advised on approximately 25,000 lease transactions involving aggregate rents, under the terms of leases facilitated, of approximately $26.0 billion and approximately 7,500 sales transactions with transaction values totaling approximately $26.0 billion. Also during 2000, CB Richard Ellis Services managed approximately 516 million square feet of property, provided investment management services for $10.0 billion of assets, originated nearly $7.2 billion in loans, serviced $16.7 billion in loans, engaged in approximately 32,000 valuation/appraisal and advisory assignments and serviced approximately 1,400 subscribers with proprietary research. In addition, at June 30, 2001 CB Richard Ellis Services employed approximately 9,600 employees.

   History. CB Richard Ellis Services was founded in 1906. It was formerly known as CB Commercial Real Estate Services Group, Inc., or CB Commercial, a holding company, organized on March 9, 1989 under the laws of the State of Delaware to acquire Coldwell Banker Commercial Group, Inc. This acquisition occurred on April 19, 1989. On November 25, 1996, CB Commercial completed an initial public offering of 4,347,000 shares of common stock. Prior to this public offering, CB Commercial was a reporting company as a result of an offering to employees under the Securities Act. On May 19, 1998, CB Commercial changed its name to CB Richard Ellis Services, Inc. On July 20, 2001, BLUM CB Corp., a wholly owned subsidiary of CBRE Holding, Inc., merged with and into CB Richard Ellis Services, with CB Richard Ellis Services surviving the merger as a wholly owned subsidiary of CBRE Holding. After the merger and related transactions, CBRE Holding became a public reporting company under the Securities Exchange Act of 1934 and CB Richard Ellis Services continued to be a public reporting company.

   As part of its growth strategy, CB Richard Ellis Services has undertaken various strategic acquisitions. In 1995, CB Richard Ellis Services purchased Westmark Realty Advisors, L.L.C., which has been renamed CB Richard Ellis Investors, L.L.C., or CBRE Investors. CBRE Investors is a management and advisory business with approximately $10.0 billion of assets under management. In 1996, CB Richard Ellis Services acquired L.J. Melody & Company, or L.J. Melody, a nationally known mortgage banking firm. Then in 1997, CB Richard Ellis Services acquired Koll Real Estate Services, or Koll, a real estate services company primarily providing property management services, corporate and facilities management services and asset and portfolio management services. The following year, CB Richard Ellis Services purchased all of the outstanding stock of REI Limited, or REI, which owned and operated the internationally known real estate services firm of Richard Ellis in all the major commercial real estate locations in the world, other than the United Kingdom. REI's principal operations were in The Netherlands, France, Spain, Brazil, Australia, Hong Kong, including Taiwan, the People's Republic of China, and Singapore. In 1998, CB Richard Ellis Services also acquired the business of Hillier Parker May and Rowden, now known as CB Hillier Parker Limited, or Hillier Parker, a commercial property services partnership operating in the United Kingdom. That same year, CB Richard Ellis Services purchased the approximately 73.0% interest that it did not already own in CB Commercial Real Estate Group of Canada, Inc. In 1998, CB Richard Ellis Services acquired the remaining ownership interests in Richard Ellis Australia and New Zealand.

   Nature of Operations. CB Richard Ellis Services is a holding company that conducts operations primarily through approximately 75 direct and indirect operating subsidiaries. In the United States, CB Richard Ellis Services operates through CB Richard Ellis, Inc. and L.J. Melody; in the United Kingdom, it operates through Hillier Parker; and in Canada, it operates through CB Richard Ellis Limited. CBRE Investors and its foreign affiliates conduct business in the United States, Europe and Asia Pacific. CB Richard Ellis Services operates through various subsidiaries in approximately 44 countries and pursuant to cooperation agreements in several additional countries. For the quarter ended June 30, 2001, approximately 76% of our revenue was from the United States and 24% from the rest of the world.

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

   CB Richard Ellis Services' operations are reported through three geographic divisions:

    . The Americas, which consists of the United States, Canada, Mexico and operations located in Central and South America. CB Richard Ellis Services also refers to the operations in Mexico, Central and South America as the Latin America operations.

    . EMEA, which is an acronym for Europe, the Middle East and Africa. This operating group became part of CB Richard Ellis Services through a series of acquisitions, most significantly Hillier Parker and REI.

    . Asia Pacific, which consists of operations in Asia, Australia and New Zealand. These operations were acquired in part through the REI acquisition and in total through subsequent acquisitions.

   A significant portion of CB Richard Ellis Services' revenue is seasonal. Historically, this seasonality has caused revenue, operating income, net income and cash flow from operating activities to be lower in the first two calendar quarters and higher in the third and fourth calendar quarters of each year. The concentration of earnings and cash flow in the fourth quarter is due to an industry wide focus of completing transactions by year-end, while incurring constant, non-variable expenses throughout the year. This has historically resulted in lower profits or a loss in the first quarter, with profits growing in each subsequent quarter.

Business Segments

   In July 1999, CB Richard Ellis Services undertook a reorganization to streamline its U.S. operations, which resulted in a change in its segment reporting from four to three segments. CB Richard Ellis Services has eight primary lines of business which are aggregated, reported and managed through these three segments: transaction management, financial services and management services. The transaction management segment is the largest generator of revenue and operating income and includes brokerage services, corporate services and investment property activities. Total revenues generated by the transaction management segment relating to the leasing of commercial real estate were approximately $227.2 million and $203.8 million for the six months ended June 30, 2000 and 2001, respectively. Total revenues generated by the transaction management segment relating to the sales of commercial real estate were approximately $154.7 million and $140.7 million for the six months ended June 30, 2000 and 2001, respectively. Total revenues generated by the transaction management segment relating to the leasing of commercial real estate were approximately $510.3 million for the year ended December 31, 2000, $426.1 million for the year ended December 31, 1999 and $352.8 million for the year ended December 31, 1998. Total revenues generated by the transaction management segment relating to the sales of commercial real estate were approximately $378.5 million for the year ended December 31, 2000, $383.2 million for the year ended December 31, 1999 and $330.2 million for the year ended December 31, 1998. The financial services segment provides commercial mortgage, valuation, investment management and consulting and research services. The management services segment provides facility management services to corporate real estate users and property management and related services to owners.

  Transaction Management

   Under transaction management, CB Richard Ellis Services operates the following lines of business:

   Brokerage Services. The brokerage services line of business provides sales, leasing and consulting services relating to commercial real estate. Brokerage services is the largest business unit in terms of revenue, earnings and cash flow. This business is built upon relationships that CB Richard Ellis Services' employees establish with customers and because of this, it strives to retain top revenue producers through an attractive compensation program that motivates the sales force to achieve higher revenue production. Therefore, the most significant cost is commission expense, which can be as high as approximately 70% of the revenue generated by brokerage services. CB Richard Ellis Services is the largest competitor in the commercial brokerage business in terms of revenue and it believes that its brand provides it with a competitive operating advantage. As of June 30, 2001, CB Richard Ellis Services employed approximately 2,220 individuals in its brokerage services line in offices located in most of the largest metropolitan areas in the United States and approximately 1,300 individuals in the rest of the world.


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

      Operations. CB Richard Ellis Services maintains a decentralized approach to transaction management other than investment properties by bringing significant local knowledge and expertise to each assignment. Each local office draws upon the broad range of support services provided by the other business groups around the world, including an international network of market research, client relationships and transaction referrals which it believes provide it with significant economies of scale over local, national and international competitors. While day-to-day operations are decentralized, most accounting and financial functions are centralized.

      Compensation. Under a typical brokerage services agreement, brokerage services is entitled to receive sale or lease commissions. Sale commissions, which are calculated as a percentage of sales price, are generally earned by this business line at the close of escrow. Internationally, sales commissions are earned upon completion of work with no existing contingencies. Sale commissions in the United States typically range from approximately 1% to 6% with the rate of commission declining as the price of the property increases. In the case of large investment properties of over $20.0 million, the commission is generally not more than 2%, declining to 0.5% for properties greater than $75.0 million. In the United Kingdom, commissions of 0.5% for a sale to 0.75% for a purchase are typical. Lease commissions in the United States and Canada, typically calculated either as a percentage of the minimum rent payable during the term of the lease or based upon the square footage of the leased premises, are generally earned by brokerage services at the commencement of a lease, which typically occurs on the tenant move-in date unless significant future contingencies exist. In cases where a third-party brokerage firm is not involved, lease commissions earned by brokerage services for a new lease typically range between 2% and 6% of minimum rent payable under the lease depending upon the value of the lease. In the United Kingdom, the leasing commission is typically 10% of the first year's rent. For renewal of an existing lease, these fees are generally 50% of a new lease commission. In sales and leases where a third-party broker is involved, brokerage services must typically share at least 50% of the commission with the third-party broker. For 2000, in the United States, Canada and much of Australia, brokerage sales professionals received a 40% to 60% share of commissions before costs and expenses. In most other parts of the world, brokerage professionals receive a salary and a bonus, profit-share or a small commission, which in the aggregate approximate a 45% share of commissions earned by this business line.

   Investment Properties. The investment properties line of business provides brokerage services for commercial real estate property marketed for sale to institutional and private investors.

      Operations and Compensation. At June 30, 2001, this line of business employed approximately 500 individuals in offices located in the United States and about 240 individuals in the rest of the world. Compensation for this operation is similar to the brokerage line of business.

   Corporate Services. The corporate services line of business focuses on building relationships with large corporate clients. The objective is to establish long-term relationships with clients that could benefit from utilizing corporate services broad suite of services and/or global presence. These clients are offered the opportunity to be relieved of the burden of managing their commercial real estate activities at a lower cost than they could achieve by managing it themselves. During 2000, the facilities management unit began operating under the same leadership as corporate services. See the section below titled "Management Services" for a description.

      Operations. At June 30, 2001, this line of business employed approximately 415 individuals within the United States and approximately 85 individuals in the rest of the world. Corporate services include research and consulting, structured finance, project management, lease administration and transaction management. These services can be delivered on a bundled or unbundled basis involving other lines of business in a single market or in multiple markets around the globe. A typical corporate services agreement includes a stated term of at least one year and normally contains provisions for extension of the agreement.

      Compensation. A typical corporate services agreement gives CB Richard Ellis Services the right to execute some or all of the client's future sales and leasing transactions and to receive other fees on a

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

   negotiated basis. The commission rate with respect to these transactions frequently reflects a discount for the captive nature and large volume of the business. This business line is developing worldwide pricing to maximize integrated service delivery.

   All of these business lines provide sales brokerage and leasing and real estate consulting services. Additionally, these business lines are motivated to cross-sell products and services from other business segments.

  Financial Services

   The financial services business segment is focused on providing commercial mortgage, valuation, investment advisory and research and consulting services. CB Richard Ellis Services believes that these business lines are complementary to the core businesses in the transaction management segment, offering reliable returns. A description of the principal lines of business in the financial services segment are as follows:

   Mortgage Banking. The commercial mortgage business line provides commercial loan origination and loan servicing through CB Richard Ellis Services' wholly-owned subsidiary, L.J. Melody. The commercial mortgage business focuses on the origination of commercial mortgages without incurring principal risk. As part of its activities, L.J. Melody has established correspondent and conduit arrangements with investment banking firms, national banks, credit companies, insurance companies, pension funds and government agencies.

   Under these arrangements, L.J. Melody originates mortgages into conduit programs where it makes limited representations and warranties based upon representations made by the borrower or another party. In some situations, L.J. Melody originates mortgages in its name and immediately sells them into a conduit program, referred to as "table funding," without principal risk. Mortgages originated for conduits may or may not have servicing rights. L.J. Melody originates mortgages in its name, without principal risk. It also services loans for Federal Home Loan Mortgage Corporation, Freddie Mac and Federal National Mortgage Association, Fannie Mae. L.J. Melody is also a major mortgage originator for insurance companies and pension funds having the right, as correspondent, to originate loans in their names and subsequently services the mortgage loans it originates. At June 30, 2001, L.J. Melody serviced mortgage loan portfolios of approximately $17.3 billion.

      Operations. At June 30, 2001, L.J. Melody employed approximately 280 people located in 32 offices in the United States. L.J. Melody has no material mortgage banking operations outside of the United States. Its mortgage loan originations take place throughout the United States with support from L.J. Melody's headquarters in Houston, Texas. The mortgage loan servicing is handled primarily from the Houston, Texas headquarters with support from regional offices in Atlanta, Georgia; Minneapolis, Minnesota; Seattle, Washington; Boston, Massachusetts and Los Angeles, California.

      Compensation. L.J. Melody typically receives origination fees, ranging from 0.5% for large insurance company and pension fund mortgage loans to 1.0% for most conduit and agency mortgage loans. In situations where L.J. Melody services the mortgage loans it originates, L.J. Melody also receives a servicing fee between 0.03% and 0.25%, calculated as a percentage of the outstanding mortgage loan balance. These servicing agreements generally contain an evergreen provision that provides that the agreement remains in effect for an indefinite period, but enables the lender to terminate the agreement upon 30 days prior written notice, which L.J. Melody believes to be a customary industry termination provision. During 2000, a majority of the mortgage loan origination revenue was from agreements which entitled L.J. Melody to both originate and service mortgage loans. L.J. Melody also originates mortgage loans on behalf of conduits and insurance companies for whom it does not perform servicing. Its client relationships have historically been long-term. L.J. Melody pays its mortgage banking professionals a combination of salary, commissions and incentive-based bonuses, which typically average approximately 50% of loan origination fees earned.

   Investment Management. The investment management line of business provides investment management and advisory services through CB Richard Ellis Services' wholly-owned affiliate CBRE Investors. It focuses on pension plans, investment funds, insurance companies and other organizations seeking to generate returns

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

through investment in real estate related assets. CBRE Investors is often requested to "co-invest" with its clients for a percentage of the total fund. These co-investments generally range from 2 to 10% of the fund.

      Operations. Operationally, each investment strategy is executed by a dedicated team with the requisite skill sets. At the present time there are seven dedicated teams. In the United States, they are: (1) Fiduciary Services, which uses low risk/return strategies, (2) Strategic Partners, which is a value-added fund, (3) Corporate Partners, which uses corporate real estate strategies, and (4) Global Innovation Partners, which uses technology driven real estate and entry level strategies. Internationally, they are: (1) CB Hillier Parker Investors (UK), which uses low risk/return strategies, (2) CBRE Investors Asia, which is a value-added fund, and (3) CBRE Investors Europe, which is a value-added fund. Each team's compensation is driven largely by the investment performance of its particular strategy/team. This organizational structure is designed to align the interests of team members with those of its investor clients/partners, determine accountability and make performance the priority.

      Dedicated teams share resources such as accounting, financial controls, information technology, investor services and research. In addition to the research within CB Richard Ellis Services' platform, which focuses primarily on market conditions and forecasts, CBRE Investors has an in-house team of research professionals that focuses on investment strategy and underwriting. At June 30, 2001, CBRE Investors and its foreign affiliates had approximately 125 employees located in the Los Angeles headquarters and in the regional office in Boston and approximately 35 employees internationally.

      We believe that this business line provides strategic benefits to all of the lines of business by providing brokerage opportunities for assets under management and by being a natural fit for the full range of services that it offers, including mortgage lending, appraisal and property management.

      A key validation of this business occurred during the fourth quarter of 2000 when CBRE Investors was awarded the assignment to manage the California Public Education Retirement Systems, or CalPERS, $500 million Global Innovation Partners Fund in which CB Richard Ellis Services will be making a co-investment of approximately $25.0 million. Under the program, the fund will make investments in real estate and real estate-related entities and capitalize on opportunities created from the convergence of the technology and real estate industries. We anticipate that we may benefit from the opportunity in several ways, including fees, return on our co-investment, return on a carried interest and significant cross-selling of services in relation to this program.

      Compensation. Investment management fees can have up to three components. In chronological order, they are: (1) acquisition fees, (2) annual portfolio management fees and (3) incentive fees or profit sharing. Each fund or account will have two or three of these components. Fees are typically higher for sponsoring funds or joint ventures than managing separate accounts. Acquisition and annual portfolio management fees usually range between 0.5 and 1.0% of the purchase price in the United States and Asia Pacific. In the United Kingdom, annual fees on separate accounts are typically 0.05 to 0.1% of asset value. Incentive fees usually range between 10 and 20% of profit in excess of an agreed upon threshold return. With respect to CBRE Investors' new funds in the United States and all international investments, CB Richard Ellis Services also derives fees for ancillary services including purchase and sale brokerage, mortgage origination, property management and leasing brokerage.

   Valuation and Appraisal Services. The valuation line of business provides valuation and appraisal services and market research. These services include market value appraisals, litigation support, discounted cash flow analysis and feasibility and fairness opinions.

      Operations. The valuation business is one of the largest in its industry in the United States. Additional valuation services are provided internationally. At June 30, 2001, this business line had approximately 180 employees on staff in the United States and approximately 360 internationally. During 2000, it developed proprietary technology for preparing and delivering valuation reports to its clients. We believe that this technology provides the valuation business line with competitive advantages over our rivals.

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      Compensation. The valuation business line earns most of its fees on a fixed-fee basis. Some consulting revenue is earned on an hourly basis.

   Real Estate Market Research. CB Richard Ellis Services provides real estate market research services worldwide through CB Richard Ellis/Torto Wheaton Research and CB Hillier Parker. CB Richard Ellis Services research services include data collection and interpretation, econometric forecasting and portfolio risk analysis. Its publications and products provide real estate data for more than 70 of the largest metropolitan statistical areas in the United States and are sold on a subscription basis to many of the largest portfolio managers, insurance companies and pension funds. At June 30, 2001, this business line had approximately 200 researchers in the United States and internationally.

  Management Services

   The management services segment provides property, facility and construction management services, through two lines of business:

   Property Management/Asset Services. The asset services line of business provides value-added asset and related services for income-producing properties owned primarily by institutional investors and, at June 30, 2001, managed approximately 190 million square feet of commercial space in the United States and approximately 210 million square feet in the rest of the world. Asset services include maintenance, marketing and leasing services for investor-owned properties, including office, industrial, retail and multi-family residential properties. Additionally, asset services provides construction management services, which relate primarily to tenant improvements. Asset services works closely with its clients to implement their specific goals and objectives, focusing on the enhancement of property values through maximization of cash flow. Asset services markets its services primarily to long-term institutional owners of large commercial real estate assets. An asset services agreement puts CB Richard Ellis Services in a position to provide other services for the owner including refinancing, appraisal and lease and sales brokerage services.

      Operations. At June 30, 2001, asset services employed approximately 1,000 individuals in the United States and approximately 760 individuals internationally, part of whose compensation is reimbursed by the client. Most asset services are performed by management teams located on-site or in the vicinity of the properties they manage. This provides property owners and tenants with immediate and easily accessible service, enhancing client awareness of manager accountability. All personnel are trained and are encouraged to continue their education through both internally-sponsored and outside training. CB Richard Ellis Services provides each local office with centralized corporate resources including investments in computer software and hardware. Asset services personnel generally utilize state-of-the-art computer systems for accounting, marketing and maintenance management.

      Compensation. Under a typical property management agreement, CB Richard Ellis Services receives a monthly managerial fee and reimbursement for the cost of wages for on-site employees. Payments for reimbursed expenses are netted against those expenses and not included in revenue.

   Facilities Management. The facilities management line of business, now under the same leadership as corporate services, specializes in the administration, management and maintenance of properties that are occupied by large corporations and institutions, including corporate headquarters, regional offices, administrative offices and manufacturing and distribution facilities, as well as tenant representation, capital asset disposition, project management, strategic real estate consulting and other ancillary services for corporate clients. At June 30, 2001, facilities management had approximately 120 million square feet under management in the United States and it also manages approximately 28 million square feet internationally. We expect the facilities management business both inside and outside of the United States to continue growing in 2001.

      Operations. At June 30, 2001, the facilities management business line employed approximately 1,030 individuals in facilities management services business in the United States and approximately 125 individuals internationally, most of whose compensation is reimbursed by the client. The facilities

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   management operations in the United States are organized into three geographic regions in the Eastern, Western and Central areas, with each geographic region comprised of consulting, corporate services and team management professionals who provide corporate service clients with a broad array of financial, real estate, technological and general business skills. Facilities management teams are also in place internationally. In addition to providing a full range of corporate services in a contractual relationship, the facilities management group will respond to client requests generated by CB Richard Ellis Services' other business lines for significant, single-assignment acquisition, disposition and consulting assignments that may lead to long-term relationships.

      Compensation. Under a typical facilities management agreement, CB Richard Ellis Services is entitled to receive management fees and reimbursement for its costs including costs of wages of on-site employees, capital expenditures, field office rent, supplies and utilities that are directly attributable to management of the facility. Payments for reimbursed expenses are netted against those expenses and not included in revenue. Under particular facilities management agreements, it may also be entitled to an additional incentive fee which is paid if it meets select performance criteria, for example, a reduction in the cost of operating the facility, which is established in advance with the client.

Competitive Strengths

   We believe our strong position within the real estate services industry is based on our global brand recognition, broad service offerings, ability to scale these offerings and geographic reach.

    . Global Brand Name. We are the largest commercial real estate services provider in the world and, together with our predecessors, have been in existence for 95 years. We are a global firm operating in 44 countries across six continents through 250 offices. We believe we are one of the leading commercial real estate services firms in most major U.S. markets and in many other important real estate markets around the world. CB Richard Ellis is the brand name under which we operate in all of our markets, except in the United Kingdom, where we operate under the brand name CB Hillier Parker.

    . Geographic Reach. We possess in-depth knowledge of local and regional markets and can provide a full range of real estate services in most major markets across the globe. Our geographical coverage enables us to better serve our multinational clients and manage funds for institutional investors on a global basis.

    . Full Service Provider. We provide a full range of real estate services to meet the needs of our clients. These services include commercial real estate brokerage services, investment properties, corporate services, mortgage banking, investment management, valuation and appraisal services, real estate market research, property management/asset services and facilities management. We believe our combination of significant local market presence and diversified line of business platforms differentiates us from our competitors and provides us with a competitive advantage.

    . High End Commercial Brokerage Focus. Our expertise, breadth of services and strong client relationships enable us to derive a large proportion of our commercial brokerage revenues from large, high end transactions. For example, during 1999, CB Richard Ellis Services derived more than half of its sales commissions in the United States and more than one-third of its lease commissions in the United States from transactions exceeding $5.0 million in deal size.

    . Recurring Revenue from Prior Transactions. We believe we are well positioned to generate recurring revenues through the turnover of leases and properties for which we have previously acted as transaction manager. Our many years of strong local market presence have allowed us to develop significant repeat client relationships which are responsible for a large part of its business. CB Richard Ellis Services estimates that during 2000 approximately 68% of its landlord listing assignments were with clients with whom it had done business previously.


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    .  Strong Relationships with Established Customers. We have long-standing relationships with a number of the major real estate investors, including Equity Residential Trust, Lend Lease, MetLife and RREEF. Our broad national and international presence has enabled us to develop extensive relationships with many leading corporations, including Ford Motor Company, GE Capital, JP Morgan Chase, Kodak, Lucent Technologies and Washington Mutual.

    . Experienced Senior Management with Significant Equity Stake. We are led by an experienced management team. Our Chief Executive Officer, Raymond Wirta, has 33 years of experience in the real estate industry with CB Richard Ellis Services, Bank of America, Koll Management Services and Koll Real Estate Services. Raymond Wirta beneficially owns approximately 4.5% of the outstanding common stock of CBRE Holding. In addition, our other employees acquired a total of approximately 4.3% of the CBRE Holding common stock in connection with the merger and related transactions.

   Despite these competitive advantages, CB Richard Ellis Services also experiences competitive disadvantages in the commercial real estate industry. These disadvantages include:

    . Higher Leverage. CB Richard Ellis Services incurred substantial additional indebtedness in connection with the merger transactions, and its debt service obligations could limit its flexibility in planning for, or reacting to, changes in its business and in the real estate services industry generally and therefore could place it at a competitive disadvantage compared to those of its competitors that are less leveraged.

    . Brokerage Competition in Smaller Markets. CB Richard Ellis Services' competitors in smaller markets are often able to act more quickly in response to local trends due to their size and lack of centralized control. In addition, because these competitors also do not have to support corporate overhead, these businesses are often able to pay larger percentage commissions to their real estate brokerage employees, which gives them a competitive advantage in attracting and retaining employees that CB Richard Ellis Services may not be able to match.

    . Support of Numerous Business Segments. Due to the significant number of business segments in which CB Richard Ellis Services conducts business and the geographic breadth within these segments, it is less able to focus its resources on any particular segment, which may place it at a competitive disadvantage to those of its competitors who have less diverse operations.

   L.J. Melody competes in the United States with a large number of mortgage banking firms and institutional lenders, as well as regional and national investment banking firms and insurance companies, in providing its mortgage banking services. Appraisal and valuation services are provided by other international, national, local and regional appraisal firms and some international, national and regional accounting firms. CBRE Investors has numerous competitors including other fund managers, investment banks and commercial banks.

   CB Richard Ellis Services' management services business competes for the right to manage properties controlled by third parties. The competitor may be the owner of the property, who is trying to decide on the efficiency of outsourcing, or another management services company. Increasing competition in recent years has resulting in having to provide additional services at lower rates, thereby eroding margins. However, management services enjoys synergies with CB Richard Ellis Services' other lines of business, especially those within the transaction management segment.

Our Strategy

   CB Richard Ellis Services' strategy is to be the world's leading real estate services firm offering unparalleled breadth and quality of services across the globe. To implement our strategy, it intends to:

    . Increase International Revenues. CB Richard Ellis Services aims to continue to grow its international business by further penetrating the local markets where it currently operates and by leveraging its global platform to meet the global needs of its clients. Its focus will be on the large commercial real estate markets of Europe and Asia Pacific.

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    .  Capitalize on Increased Corporate Outsourcing to Increase Market Share.
       CB Richard Ellis Services plans to use its global presence and breadth of services to gain market share. It believes that major corporations are increasingly outsourcing their real estate activities and that it is one of the few companies with the geographic reach and service offering to handle these large and complex outsourcing opportunities. CB Richard Ellis Services believes corporate outsourcing will contribute significantly to its revenue growth in future years.

    . Promote Further Cross-Selling and Cross-Utilization of our Services across the Globe. CB Richard Ellis Services intends to further cross-sell and cross-utilize its services through education and incentive programs that encourage individuals in one business unit to market the services of other business units to their clients.

    . Build Local Market Share. We intend to build upon our strong local presences to generate more business from our existing customers and to develop new relationships with growing companies that have increasing real estate service needs.

    . Grow our Investment Management Business. We intend to continue to grow our assets under management from the $10.0 billion managed by CBRE Investors as of December 31, 2000, which represents a 49% increase over the assets under management by CBRE Investors on December 31, 1998. In funds where we are the general partner, we will typically co-invest 2%-10% if required to do so by our clients. Historically, CB Richard Ellis Services has generated significant revenues through the provision of services on an arm's-length basis to funds managed by CBRE Investors and expects to continue this in the future.

    . Expand our Use of Internet-Based Technology. We intend to utilize Internet-based technology to improve the delivery systems in all of our businesses to create internal operating efficiencies, especially in smaller transactions.

Employees

   At June 30, 2001, CB Richard Ellis Services had approximately 9,600 employees located in 44 countries. The breakdown of employees by segment is as follows:

Transaction Management    3,135 employees in the United States.
                          1,630 employees internationally.

Financial Services

 Mortgage banking         280 mortgage banking employees.
 Investment management    160 employees in the United States and internationally.
 Valuation and appraisals 540 employees.
 Global research and
   consulting             200 employees in the United States and internationally.

Management Services

 Property management      1,000 employees in the United States and 760 employees internationally.
 Facilities management    1,155 employees in the United States and internationally.

Other

 Administrative support
   and other              740 employees in the United States and internationally.

   We believe that relations with our employees are good.


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

Facilities

   We lease the following offices:

                                                 Sales  Corporate
        Location                                Offices  Offices  Total
        --------                                ------- --------- -----
        North America..........................   170       4      174
        Latin America..........................     4      --        4
        Europe, Middle East and Africa.........    42       1       43
        Asia Pacific...........................    28       1       29
                                                  ---      --      ---
           Total...............................   244       6      250
                                                  ===      ==      ===

   CB Richard Ellis Services' total rental expense under noncancelable operating leases, less proceeds received from sublease rentals for the year ended December 31, 2000 was approximately $54.9 million and for the six-month period ended June 30, 2001 was approximately $30.6 million.

   We do not own any offices, which is consistent with our strategy to lease instead of own. In general, these offices are fully utilized. There is adequate alternative office space available at acceptable rental rates to meet our needs, although rental rates in some markets may negatively affect its profits in those markets.

Legal Proceedings

   We are party to a number of pending or threatened lawsuits arising out of, or incident to, our ordinary course of business. Currently, we are the defendant in several lawsuits filed by employees. These suits include claims of wrongful termination, failure to promote or other similar claims resulting from alleged gender discrimination or age discrimination. Management believes that any liability imposed on us that may result from disposition of these lawsuits or other lawsuits arising out of our ordinary course of business will not have a material effect on our consolidated financial position or results of operations.

   In connection with the announcement of the merger and related transactions, each of CBRE Holding, CB Richard Ellis Services and BLUM CB Corp. have been subject to putative class action lawsuits. Between November 12 and December 6, 2000, five putative class actions were filed in the Court of Chancery of the State of Delaware in and for New Castle County by various stockholders against CB Richard Ellis Services, its directors and the buying group and their affiliates. A similar action was also filed on November 17, 2000, in the Superior Court of the State of California in and for the County of Los Angeles. These actions all alleged that BLUM CB Corp.'s offering price was unfair and inadequate and sought injunctive relief or rescission of the merger and related transactions and, in the alternative, money damages.

   The five Delaware actions were subsequently consolidated and a lead counsel appointed. As of October 2, 2001, the parties to the Delaware litigation entered into a settlement agreement that was filed with the appropriate court in Delaware. However, the Delaware court has not yet approved the settlement. Furthermore, the parties involved in the California lawsuit have not agreed to a settlement. In the event that these lawsuits are not settled, the lawsuits could result in damages against us and our business and financial condition could be harmed.

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                                  MANAGEMENT

Executive Officers and Directors

   The following table sets forth information about the directors and executive officers of CBRE Holding and CB Richard Ellis Services, as of September 18, 2001.

Name                   Age Position
----                   --- --------
Raymond Wirta......... 57  Chief Executive Officer of CBRE Holding and CB Richard Ellis Services and
                             a Director of CBRE Holding and CB Richard Ellis Services

Brett White........... 41  President of CBRE Holding and CB Richard Ellis Services and a Director of
                             CBRE Holding and CB Richard Ellis Services

James Leonetti........ 42  Chief Financial Officer of CBRE Holding and CB Richard Ellis Services

Walter Stafford....... 61  Senior Executive VP, Secretary and General Counsel of CBRE Holding and
                             CB Richard Ellis Services

Richard Blum.......... 66  Chairman of the Board of CBRE Holding and CB Richard Ellis Services

Jeffrey Cozad......... 36  Director of CBRE Holding and CB Richard Ellis Services

Catherine Delcoco..... 44  Director of CBRE Holding and CB Richard Ellis Services

Bradford Freeman...... 59  Director of CBRE Holding and CB Richard Ellis Services

Frederic Malek........ 64  Director of CBRE Holding and CB Richard Ellis Services

Claus Moller.......... 38  Director of CBRE Holding and CB Richard Ellis Services

Gary Wilson........... 61  Director of CBRE Holding and CB Richard Ellis Services

   Raymond Wirta has been CB Richard Ellis Services' Chief Executive Officer since May 1999 and a CB Richard Ellis Services director since August 1997. He has been the Chief Executive Officer of CBRE Holding since July 2001 and a CBRE Holding director since September 2001. He served as CB Richard Ellis Services' Chief Operating Officer from May 1998 to May 1999. Mr. Wirta was Chief Executive Officer and a Director of Koll Real Estate Services from November 1994 to August 1997. Prior to that, Mr. Wirta held various management positions with Koll Management Services, Inc. since 1981. Mr. Wirta was a member of the board of directors and served as Chief Executive Officer from June 1992 to November 1996 of Koll Real Estate Group, Inc., which filed for Chapter 11 bankruptcy protection on July 14, 1997 with a reorganization plan pre-approved by its bondholders. Mr. Wirta holds a B.A. degree from California State University, Long Beach and an M.B.A. degree in International Management from Golden Gate University.

   Brett White has been a director of CB Richard Ellis Services since July 2001 and its President since September 2001. He was CB Richard Ellis Services' Chairman of the Americas from May 1999 to September 2001 and was President of Brokerage Services from August 1997 to May 1999. He has been a director of CBRE Holding and its President since September 2001. Previously, he was Executive Vice President from March 1994 to July 1997, and Managing Officer of CB Richard Ellis Services' Newport Beach, California office from 1992 to March 1994. Mr. White received his B.A. degree from the University of California, Santa Barbara which he attended from 1979 through 1984.

   James Leonetti has been CB Richard Ellis Services' Chief Financial Officer since September 2000. He has been the Chief Financial Officer of CBRE Holding since September 2001. Mr. Leonetti spent five years as an Assistant Controller with Far West Financial and eight years with California Federal Bank, most recently as its Senior Vice President and Controller. In 1997, when CalFed was sold to First Nationwide, Mr. Leonetti became Chief Financial Officer of Long Beach Mortgage Company, where he remained until mid-2000 after the sale of the company to Washington Mutual. Mr. Leonetti holds a B.S. degree in business administration from the University of Southern California.

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

   Walter Stafford has served as CB Richard Ellis Services' Senior Executive Vice President and General Counsel since July 1995 and Secretary since May 1998. He has been the Senior Executive Vice President and General Counsel of CBRE Holding since September 2001. Mr. Stafford was a partner at the law firm Pillsbury Madison & Sutro LLP from November 1988 to June 1995 and from January 1973 to March 1982. From March 1982 to November 1988, he was Executive Vice President and General Counsel at Diasonics, Inc., a medical device manufacturer, and from 1982 to 1994, he was a director of that company. Mr. Stafford holds a B.A. degree from the University of California, Berkeley and a J.D. degree from Boalt Hall, University of California at Berkeley.

   Richard Blum has been the Chairman of the Board of CB Richard Ellis Services since September 2001 a director of CB Richard Ellis Services since 1993. He has been the Chairman of the Board of CBRE Holding since September 2001 and a director of CBRE Holding since July 2001. He is the Chairman and President of BLUM Capital Partners, L.P., a merchant banking firm he founded in 1975. Mr. Blum is a member of the board of directors of Northwest Airlines Corporation, Glenborough Realty, URS Corporation and Playtex Products, Inc. Mr. Blum also serves as Vice Chairman of URS Corporation. Mr. Blum holds a B.A. degree from the University of California, Berkeley, a graduate degree from the University of Vienna and an M.B.A. from the University of California, Berkeley.

   Jeffrey Cozad has been a director of CBRE Holding and CB Richard Ellis Services since September 2001. Mr. Cozad has been a Partner of BLUM Capital Partners, L.P. since 2000. Prior to joining BLUM Capital Partners, Mr. Cozad was a Managing Director of Security Capital Group Incorporated, a global real estate research, investment and operating management company. Mr. Cozad holds a B.A. degree from Depauw University and an M.B.A. degree from The University of Chicago Graduate School of Business.

   Catherine Delcoco has been a director of CBRE Holding and CB Richard Ellis Services since September 2001. Ms. Delcoco is a Senior Vice President in CB Richard Ellis' Corporate Group. Ms. Delcoco holds a bachelor's degree from the University of Maryland.

   Bradford Freeman has been a director of CB Richard Ellis Services since August 1997. He has been a director of CBRE Holding since July 2001. Mr. Freeman was a Director of Koll Real Estate Services and Koll Management Services, Inc. from November 1994 to August 1997. Mr. Freeman is a founding principal of Freeman Spogli & Co. Incorporated, a private investment company, and its affiliated investment partnerships or companies, founded in 1983. Mr. Freeman is also a member of the board of directors of RDO Equipment Company, an agricultural and industrial equipment distributor. Mr. Freeman holds a B.A. from Stanford University and an M.B.A. from Harvard Business School.

   Frederick Malek has been a director of CBRE Holding and CB Richard Ellis Services since September 2001. He previously served as a director of CB Richard Ellis Services from 1989 to July 2001 and served as Co-Chairman of the Board of Directors of CB Richard Ellis Services from April 1989 to November 1996. He has served as Chairman of Thayer Capital Partners, a merchant banking firm he founded, since 1993. He was President of Marriott Hotels and Resorts from 1981 through 1988 and was Executive Vice President of Marriott Corp. from 1978 through 1988. He was Senior Advisor to the Carlyle Group, L.P., a merchant banking firm, from November 1988 through December 1991. From September 1989 through June 1990, he was President of Northwest Airlines and, from June 1990 through December 1991, he served as Vice Chairman of Northwest Airlines. From December 1991 through November 1992, Mr. Malek served as Campaign Manager for the 1992 Bush/Quayle presidential campaign. He also serves on the Board of Directors of American Management Systems, Inc.; Automatic Data Processing Corp.; FPL Group, Inc.; Manor Care, Inc.; Northwest Airlines Corporation; Paine Webber Funds; Sega Systems, Inc. and Global Vacation Group, and Aegis Communications Co., Inc. Mr. Malek holds a B.S. degree from the United States Military Academy at West Point and an M.B.A. degree from the Harvard University Graduate School of Business.

   Claus Moller has been a director of CBRE Holding since February 2001 and a director of CB Richard Ellis Services since July 2001. Mr. Moller has been a Managing Partner of BLUM Capital Partners, L.P. since 1999.

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

Prior to joining BLUM Capital, Mr. Moller was a Managing Director at AEA Investors, a New York based private equity investment firm. Prior to joining AEA, Mr. Moller was an investment banking associate at Morgan Stanley in New York. Mr. Moller currently serves as a director for Smarte Carte Inc. Mr. Moller has a cand. oecon. degree from Aarhus University, Denmark and an M.B.A. from Harvard Business School.

   Gary Wilson has been a director of CBRE Holding and CB Richard Ellis Services since September 2001. He previously served as a director of CB Richard Ellis Services from 1989 to July 2001. Since April 1997, Mr. Wilson has been Chairman of Northwest Airlines Corporation, for which he served as Co-Chairman from January 1991 to April 1997. From 1985 until January 1990, Mr. Wilson was an Executive Vice President, Chief Financial Officer and Director for The Walt Disney Company and remains a Director of The Walt Disney Company. Mr. Wilson also serves on the Board of Directors of On Command Corporation and Veritas Holdings GmbH. From 1974 until 1985, he was Executive Vice President and Chief Financial Officer of Marriott Corporation. Mr. Wilson holds a B.A. degree from Duke University and an M.B.A. degree from the Wharton Graduate School of Business and Commerce at the University of Pennsylvania.

Board Composition

   Pursuant to a securityholders' agreement entered into in connection with the merger, prior to an underwritten initial public offering following which CBRE Holding's common stock is listed on a national securities exchange or the Nasdaq National Market, each holder of CBRE Holding's Class B common stock agreed to vote all of its or his shares of voting capital stock to elect the following representatives to CBRE Holding's board of directors:

    . three directors designated by RCBA Strategic Partners, L.P. and one director designated by Blum Strategic Partners II, L.P. unless at any time there ceases to be a real estate brokerage employee as a director of CBRE Holding's board, in which case two directors may be designated by RCBA Strategic Partners and one director may be designated by Blum Strategic Partners II;

    . one director designated by FS Equity Partners III, L.P. and FS Equity Partners International, L.P., acting together;

    .  Raymond Wirta;

    .  Brett White; and

    . one director who is a real estate brokerage employee of CB Richard Ellis Services.

   In addition, RCBA Strategic Partners has the right at any time to require that CBRE Holding's board of directors be increased by one to three directors and that the resulting vacancies be filled by a person designated by RCBA Strategic Partners. In September 2001, RCBA Strategic Partners exercised this right, expanded the CBRE Holding board of directors by one and designated who would fill the vacancy. The Class B common stock subject to the securityholders' agreement will represent a majority of the votes entitled to be cast for the election of CBRE Holding's directors and will therefore have the power to elect the designees described above to CBRE Holding's board of directors. Pursuant to the securityholders' agreement, CBRE Holding has agreed to cause CB Richard Ellis Services' board of directors to be comprised of the same persons as CBRE Holding's board of directors.

   FS Equity Partners III and FS Equity Partners International, acting together, are entitled to have two non-voting observers, DLJ Investment Funding, Inc. is entitled to one non-voting observer and California Public Employees' Retirement System, or CalPERS, is entitled to have one non-voting observer at all meetings of CBRE Holding's board of directors as long as FS Equity Partners III and FS Equity Partners International, together, own at least 7.5% of CBRE Holding's outstanding common stock, DLJ Investment Funding and its affiliates own 1.0% of CBRE Holding's common stock and a majority of the 16% senior notes issued by CBRE Holding and CalPERS owns any of CBRE Holding's outstanding common stock, respectively. CBRE Holding's board of directors are elected by its stockholders annually for one-year terms.

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

   The executive officers of CB Richard Ellis Services and the executive officers of CBRE Holding are appointed by the board of directors of CBRE Holding and serve at the discretion of CBRE Holding's board until their successors have been duly elected and qualified. There are no family relationships among any of CBRE Holding's or CB Richard Ellis Services' directors or executive officers.

Board Committees

   The following describes the purpose and membership of each of the board committees that have been formed by both CBRE Holding and CB Richard Ellis
Services:

    . Executive: The members of the executive committees are Raymond Wirta, Claus Moller and Brett White. The purpose of these committees is to manage and direct the day-to-day business and affairs of the companies, subject to the direction and control of the boards of directors and applicable law.

    . Audit: The members of the audit committee are Claus Moller, Jeffrey Cozad and Frederic Malek. The purpose of these committees is to assist the boards of directors in fulfilling its fiduciary responsibilities relating to accounting policies and auditing and reporting practices and to ensure the independence of the companies' public accountants, the integrity of management and the adequacy of public disclosure.

    . Compensation: The members of the compensation committee are Claus Moller, Frederic Malek and Bradford Freeman. The purpose of these committees is to determine the compensation of various senior executives of the companies, to authorize the adoption and implementation of various types of benefit and compensation programs and to consider and make recommendations to the boards of directors regarding compensation matters.

    . Acquisition/Investment Committee: The members of the acquisition/investment committee are Richard Blum, Bradford Freeman, Frederic Malek and Gary Wilson. The purpose of these committees is to evaluate and approve acquisitions and investments recommended by the management of the companies and their subsidiaries.

   Pursuant to the terms of the securityholders' agreement, prior to an underwritten initial public offering following which CBRE Holding's common stock is listed on a national securities exchange or the Nasdaq National Market, each of RCBA Strategic Partners and Blum Strategic Partners II, together, and FS Equity Partners III, L.P. and FS Equity Partners International, L.P., together, is entitled to designate one member on any committee of the board of directors of CBRE Holding and CB Richard Ellis Services.

Compensation Committee Interlocks and Insider Participation

   The members of the compensation committees of both CBRE Holding and CB Richard Ellis Services are identified in the caption immediately above titled "Board Committees." None of the executive officers of CBRE Holding or CB Richard Ellis Services serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on CBRE Holding's or CB Richard Ellis Services' board of directors or compensation committee, other than those executive officers and directors serving in these capacities for both CBRE Holding and CB Richard Ellis Services.

Director Compensation

   CBRE Holding and CB Richard Ellis Services reimburse their non-employee directors for all out-of-pocket expenses incurred in the performance of their duties as directors. CBRE Holding and CB Richard Ellis Services do not pay fees to directors for attendance at meetings or for their services as members of the board of directors.

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

Executive Compensation

                          Summary Compensation Table

       The following table indicates information concerning compensation of CB Richard Ellis Services' Chief Executive Officer and its most highly compensated executive officers, other than the Chief Executive Officer, whose salary and bonus exceeded $100,000 for the year ended December 31, 2000. All information set forth in this table reflects compensation earned by these individuals for services with CB Richard Ellis Services for the years ended December 31, 2000, 1999 and 1998. These executive officers are referred to as the "named executive officers" elsewhere in this prospectus.

                                              Annual Compensation                       Long Term Compensation
                                   ----------------------------------------- ---------------------------------------------
                                                                                              Securities
                                                                               Restricted     Underlying
                                                                               CB Richard     CB Richard
                                                                Other        Ellis Services Ellis Services
                                                                Annual           Stock          Stock         All Other
Name and Principal Position        Year  Salary  Bonus(1) Compensation(2)(3)   Awards(3)       Options     Compensation(4)
---------------------------        ---- -------- -------- ------------------ -------------- -------------- ---------------
Raymond Wirta..................... 2000 $500,000 $972,000      $ 20,251          30,000         35,000          $ --
  Chief Executive Officer          1999  412,523  300,000        12,000              --             --            --
                                   1998  384,387  395,920        12,000              --         80,000(5)         --

James Didion...................... 2000  506,308       --        12,000              --             --            --
  Chairman of the Board            1999  496,795       --       131,718              --             --           860
                                   1998  500,000  657,218       131,718              --             --            --

Brett White....................... 2000  375,000  714,601        49,692          20,000         20,000            --
  Chairman of the Americas         1999  331,846  225,000        45,342              --         52,000           860
                                   1998  281,250  318,908        45,342          25,000         48,000            --

James Leonetti.................... 2000   72,115   82,500            --              --         25,000            --
  Senior Executive Vice President  1999       --       --            --              --             --            --
  and Chief Financial Officer      1998       --       --            --              --             --            --

Walter Stafford................... 2000  300,000  244,375        58,406              --         10,000            --
  Senior Executive President,      1999  298,077  120,000        58,406              --         20,000           860
  Secretary and General Counsel    1998  300,000  257,550        58,001              --             --            --

--------
(1) Bonus for each year is paid pursuant to the Annual Management Bonus Plan in the first quarter of the following year. The bonus shown for 2000 was paid in March of 2001.

(2) With respect to Other Annual Compensation paid in 1998, 1999 and 2000, the amounts listed for everyone except Mr. Leonetti include a $12,000 automobile allowance. For Messrs. Wirta, Didion, Stafford and White, the amounts also include interest accrued and forgiven under the promissory notes delivered by them pursuant to CB Richard Ellis Services' 1996 Equity Incentive Plan, or EIP.

(3) Pursuant to the 1996 EIP, Messrs. Didion and Stafford purchased respectively in 1996, 175,027 and 48,640 shares of common stock of CB Richard Ellis Services for a purchase price of $10 per share, the appraised value of the common stock at the time of such purchase, which were paid by delivery of full recourse promissory notes. Pursuant to the 1996 EIP, Mr. White purchased 25,000 shares of common stock of CB Richard Ellis Services in 1998 for a purchase price of $38.50 and 20,000 shares of common stock of CB Richard Ellis Services in 2000 for a purchase price of $12.875. Pursuant to the 1996 EIP, Mr. Wirta purchased 30,000 shares of common stock of CB Richard Ellis Services in 2000 at a purchase price of $12.875. All of these purchases were paid for by the delivery of full recourse promissory notes. The Didion and Stafford notes bear interest at a rate of 6.84% per annum, the White notes bear interest at rates of 5.94% and 7.4%, respectively, and Mr. Wirta's note bears interest at a rate of 7.4%. All such interest for any year is forgiven if the executive's performance produces a high enough level of bonus, such that approximately $7,500 in interest is forgiven for each $10,000 bonus. A first amendment to Mr. White's 1998 Promissory Note provides that the portion of the then outstanding principal in excess of the fair market value of the shares will be forgiven in the event that Mr. White is an employee of CB Richard Ellis Services or its

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

    subsidiaries on November 16, 2002 and the fair market value of a share of common stock of CB Richard Ellis Services is less than $38.50 on November 16, 2002. In the event of any such principal forgiveness, CB Richard Ellis Services will pay to Mr. White an amount equal to any federal, state or local income tax liability resulting from such principal forgiveness. The aggregate number and value of such shares held by the individuals named above as of December 31, 2000, net to the purchase price of such shares was as follows: Mr. Didion--175,027 ($809,500); Mr. Stafford--48,640
    ($224,965); Mr. White--45,000 (negative $561,875); and Mr. Wirta--30,000
    ($52,500). The shares vest at the rate of 5 percent per quarter, commencing December 31, 1995 in the case of Messrs. Didion and Stafford, March 31, 1998 and September 30, 2000 in the case of Mr. White and at September 30, 2000 in the case of Mr. Wirta. As a result of bonuses paid in 1999, 2000 and in 2001, all interest on Mr. Stafford's and Mr. White's promissory notes for 1998, 1999 and 2000 was forgiven. As a result of a bonus paid in 1999, all interest on Mr. Didion's promissory note for 1998 was forgiven. As a result of the decision of the Compensation Committee in February of 2000, Mr. Didion's interest for 1999 was also forgiven. Interest on Mr. Didion's promissory note was not forgiven in 2000. As a result of a bonus paid in 2001, all interest on Mr. Wirta's note for 2000 was forgiven.

(4) Consists of each individual's allocable share of profit sharing contributions made by CB Richard Ellis Services to its Capital Accumulation Plan, a qualified profit sharing 401(k) plan.

(5) In each of 1997 and 1998, Mr. Wirta received an option to purchase 100,000 shares of common stock of CB Richard Ellis Services for a total of 200,000 shares, pursuant to an option agreement which was amended on December 15, 1998. Pursuant to the amendment, the options were repriced to $20 and the number of shares of common stock of CB Richard Ellis Services underlying each option was reduced by 20% from 100,000 to 80,000 shares for a total of 160,000 shares.

Option Grants in Last Fiscal Year

   The following table provides information concerning grants of options to purchase shares of common stock of CB Richard Ellis Services made during the year ended December 31, 2000, to CB Richard Ellis Services' named executive officers.

   In the fiscal year ended December 31, 2000, options to purchase up to an aggregate of 487,710 shares of common stock of CB Richard Ellis Services were granted to employees, directors and independent contractors. Most of these options were granted under CB Richard Ellis Services' various stock option plans at exercise prices equal to the fair market value of common stock of CB Richard Ellis Services on the date of grant, as determined in good faith by the board of directors. All options have a term of ten years. Generally, these options vest 20% per year over 5 years beginning August 31, 2001. These assumed rates of appreciation comply with the rules of the SEC and do not represent CB Richard Ellis Services' estimate of future stock price. Actual gains, if any, on stock option exercises will be dependent on the future performance of the underlying common stock.

                CB Richard Ellis Services Option Grants in 2000

                                                                  Potential Realizable
                                                                    Value at Assumed
                    Number of   Percent of                       Annual Rates of Stock
                    Securities Total Options Exercise            Price Appreciation for
                    Underlying  Granted to    Price                   Option Term
                     Options   Employees in    Per    Expiration ----------------------
Name                 Granted       2000       Share      Date        5%         10%
----                ---------- ------------- -------- ----------  --------    --------
Raymond Wirta......   35,000        7.2%     $12.875   8/31/10   $283,395    $718,200
James Didion.......       --         --           --        --         --          --
Brett White........   20,000        4.1       12.875   8/31/10    161,940     410,400
James Leonetti.....   25,000        5.1       12.875   8/31/10    202,425     513,000
Walter Stafford....   10,000        2.1       12.875   8/31/10     80,970     205,200

   CB Richard Ellis Services has agreed to pay James Leonetti $2.375 in cash for each option he exercises which has the effect of reducing his exercise price per share to $10.50.

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

Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values

   The following table describes for the named executive officers the exercisable and unexercisable options for shares of common stock of CB Richard Ellis Services held by them as of December 31, 2000. There were no option exercises by named executive officers in the last fiscal year. The "Value of Unexercised In-the-Money Options at Fiscal Year End" is based on the deemed value of CB Richard Ellis Services common stock as of December 31, 2000, less the per share exercise price, multiplied by the number of shares issued upon exercise of the option.

            Fiscal Year End CB Richard Ellis Services Option Values

                      Number of Securities
                           Underlying           Value of Unexercised
                       Unexercised Options      In-The-Money Options
                      at December 31, 2000      at December 31, 2000
                    ------------------------- -------------------------
Name                Exercisable Unexercisable Exercisable Unexercisable
----                ----------- ------------- ----------- -------------
Raymond Wirta......    32,000      163,000      $   --       $61,250
James Didion.......   200,000           --          --            --
Brett White........    29,600       90,400       3,900        50,600
James Leonetti.....        --       25,000          --        43,750
Walter Stafford....     4,000       26,000       1,500        23,500

Cancellation of Options in the Merger

   At the effective time of the merger, each holder of an option to purchase shares of common stock of CB Richard Ellis Services outstanding under any of CB Richard Ellis Services' stock option or compensation plans or arrangements, whether or not vested, had the right to have the option cancelled and in exchange CB Richard Ellis Services paid to each holder that elected to have his or her options cancelled an amount per share that was subject to the option, equal to the greater of (A) the amount by which $16.00 exceeded the exercise price of the option, if any, and (B) $1.00, reduced in each case by applicable tax withholding.

   Each holder of an option that did not elect to receive the consideration described in the previous paragraph continued to hold his or her options to acquire common stock of CB Richard Ellis Services after the merger. However, after the merger, CB Richard Ellis Services became a wholly-owned subsidiary of CBRE Holding and the common stock of CB Richard Ellis Services was delisted from the New York Stock Exchange. Accordingly, if any of these holders exercise their options after the merger, the shares of common stock of CB Richard Ellis Services that the holders will receive will be difficult, if not impossible, to sell.

Incentive Plans

  CB Richard Ellis Services' Deferred Compensation Plan

   CB Richard Ellis Services' deferred compensation plan permits a select group of management employees, as well as highly compensated employees, to elect immediately prior to the beginning of each calendar year to defer receipt of some or all of their compensation for the next year until a future distribution date and have it credited to one or more of several funds in the deferred compensation plan. From time to time CB Richard Ellis Services has also granted deferred compensation awards in connection with its incentive programs. The three funds in which deferred compensation amounts may be credited are:

    . The Insurance Fund. A participant may elect to have his or her deferred compensation allocated to the Insurance Fund. Within the Insurance Fund, the employee can elect to have gain or loss on deferrals measured by one or more of approximately 30 mutual funds. CB Richard Ellis Services hedges its obligations to the participants under the Insurance Fund by actually buying a contract of insurance

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

       within which it has premiums invested in the mutual funds which participants have elected to measure the value of their deferred compensation. Historically, CB Richard Ellis Services has held the insurance contract in a Rabbi Trust. The participants have no interest in or claim to the Rabbi Trust, the insurance contract or the mutual funds within the insurance contract; they are general unsecured creditors of CB Richard Ellis Services. The insurance contract and the Rabbi Trust are assets of CB Richard Ellis Services available to its general creditors, including the deferred compensation plan participants, in the event of the bankruptcy or insolvency of CB Richard Ellis Services. While in the past CB Richard Ellis Services has elected to deposit in the Rabbi Trust the full amount of deferrals into the Insurance Fund, CB Richard Ellis Services is not obligated to do so in the future, and CB Richard Ellis Services anticipates that any future funding will be limited so that it maintains cash equal to the incremental tax it must pay because deferred compensation plan allocations are not deductible of tax purposes.

    . The Stock Fund. A participant may elect to have his or her deferrals allocated to CB Richard Ellis Services' stock fund, except that after the effective date of the merger such allocations may only be made with CB Richard Ellis Services' consent. Each stock fund unit has a value equal to one share of CBRE Holding Class A common stock.

    . Interest Index Fund. From the deferred compensation plan's inception in 1994 until May of 1999, participants could elect to have their deferrals allocated to an Interest Index Fund, which CB Richard Ellis Services refers to as "Interest Index Fund I." All these allocations are credited with interest at the rate payable by CB Richard Ellis Services under CB Richard Ellis Services' principal credit agreement. Effective June 1, 2001 a new Interest Index Fund, which CB Richard Ellis Services refers to as "Interest Index Fund II," was established. All deferrals allocated to Interest Index Fund II will be credited with interest at 11 1/4% per year for five years or until distributed if earlier, and after that time at a rate no lower than the rate CB Richard Ellis Services pays under its principal credit agreement. The deferrals to Interest Index Fund II will not be funded with a Rabbi Trust or otherwise. Interest Index Fund II will only accept up to $20 million in deferrals, other than pursuant to the 2000 Company Match Program. A participant may elect to move allocations from the Insurance Fund--but not the Stock Fund or Interest Index Fund I--into Interest Index Fund II. After five years CB Richard Ellis Services reserves the right to terminate Interest Index Fund II. In that event a participant's account balance in Interest Fund II either will be distributed in cash to the participant or invested in the Insurance Fund: If a participant's account balance in Interest Index Fund II is to be invested in the Insurance Fund, CB Richard Ellis Services will transfer cash equal to the account balance into the Rabbi Trust for the Insurance Fund. The choice between a cash distribution and a new investment in the Insurance Fund is that of the participant, but the choice must be made prior to January 1, 2002. If a participant does not make a choice prior to January 1, 2000, he or she will be deemed to have elected a cash distribution.

   Distributions. The deferred compensation plan permits participants to elect in-service distributions, which may not begin less than three years following the election, and post-employment distributions. These distributions may be (a) in the form of a lump sum payment on a date selected by the participant or (b) in a series of quarterly installment payments, or annual installment payments in the case of stock fund units. Stock fund units are distributed only in the form of shares of CBRE Holding Class A common stock. Separate distribution elections are permitted with respect to the deferrals for each year. There is limited flexibility to change distribution elections once made. A participant may elect to receive a distribution of his or her vested accounts at any time subject to a charge equal to 10% of the amount to be distributed, or 7.5% of the amount to be distributed from the Interest Index Fund II.

  CB Richard Ellis Services' Capital Accumulation Plan

   CB Richard Ellis Services maintains the Capital Accumulation Plan, which is a tax qualified retirement plan that CB Richard Ellis Services generally refers to as the 401(k) plan. Generally, an employee of CB Richard Ellis Services is eligible to participate in the plan if the employee is at least 21 years old.

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

   The plan provides for participant contributions as well as discretionary employer contributions. A participant is allowed to contribute to the plan from 1% to 15%, in whole percentages, of his or her compensation, subject to limits imposed by the U.S. Internal Revenue Code. Each year, CB Richard Ellis Services determines an amount of employer contributions, if any, it will contribute to the plan, which CB Richard Ellis Services refers to as "CB Richard Ellis Services' contributions," based on the performance and profitability of CB Richard Ellis Services' consolidated U.S. operations. CB Richard Ellis Services' contributions for a year are allocated to participants who are actively employed on the last day of the plan year in proportion to each participant's pre-tax contributions for that year, up to 5% of the participant's compensation.

   In connection with the merger, each share of common stock of CB Richard Ellis Services formerly held by the Capital Accumulation Plan and credited to participant accounts was exchanged for $16.00 in cash, and the plan was amended to eliminate common stock of CB Richard Ellis Services as an investment option within the plan. The cash received for the shares of CB Richard Ellis Services' common stock was available for reinvestment in one or more of the investment alternatives contained within the plan in accordance with the terms of the plan, including CBRE Holding Class A common stock under a new plan investment alternative. All of CB Richard Ellis Services' active U.S. employees participating in the plan at the time of the merger were offered the opportunity to direct the trustee of the 401(k) plan to purchase for allocation to their account balance shares of CBRE Holding Class A common stock. After the merger, participants are no longer entitled to purchase additional shares of CBRE Holding Class A common stock for allocation to their account balance.

   A participant may elect to receive a distribution in a single lump sum payment of his or her Capital Accumulation Plan account balance following termination of the participant's employment with CB Richard Ellis Services. However, if the participant has an account balance in CBRE Holding Class A common stock fund, the participant may receive all or a portion of his or her balance in that fund either in shares or in cash.

Employment Agreements

   Raymond Wirta and Brett White. In connection with the merger and related transactions, Raymond Wirta and Brett White entered into three-year employment agreements with CB Richard Ellis Services, which agreements became effective on the closing of the merger. Following the three-year term, it is expected that the employment agreements will be automatically extended for successive twelve-month periods if notice is not received by either party within 120 days prior to the expiration of the initial term or any renewal term.

   Raymond Wirta became a member of CBRE Holding's board of directors and its Chief Executive Officer following the merger and continued to hold the identical positions with CB Richard Ellis Services. Pursuant to the employment agreement, he will receive an annual base salary of $519,000 and will be eligible for an annual bonus of up to 200% of his target bonus based upon the achievement of performance goals established by CBRE Holding's board of directors.

   Brett White became a member of CBRE Holding's board of directors and its Chairman of the Americas following the merger and continued to hold the identical positions with CB Richard Ellis Services. Pursuant to the employment agreement, he will receive an annual base salary of $395,000 and will be eligible for an annual bonus of up to 200% of his target bonus based upon the achievement of performance goals established by CBRE Holding's board of directors.

   At the time of the merger, CBRE Holding granted Mr. Wirta 176,153 options and granted Mr. White 141,782 options, each having the same terms as the options granted to other designated managers at the time of the merger. Pursuant to their employment agreements, all unvested options held by Messrs. Wirta and White will automatically vest if there is a change of control, as defined in these agreements, of CBRE Holding prior to termination of that executive's employment with CB Richard Ellis Services.

   Each employment agreement provides that the executive's employment by CB Richard Ellis Services may be terminated by either party at any time. If during the term of the agreement CB Richard Ellis Services

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

terminates the executive's employment without cause or the executive terminates his employment for good reason, the executive is entitled to the following severance payments and benefits:

    . any earned or accrued but unpaid salary, bonus, business expenses and employee benefits;

    . continued payment of base salary and average annual bonus based on the previous two fiscal years for a period of two years following the termination of employment; and

    . continued coverage under CB Richard Ellis Services' medical plans on the same basis as its active executives until the earlier of the second anniversary of the termination of employment and the date the executive becomes eligible for comparable coverage under any future employer's medical plan.

   If during the term of the agreement the executive's employment is terminated due to his death or disability, the executive is entitled to the following severance payments:

    . any earned or accrued but unpaid salary, bonus, business expenses and employee benefits; and

    . a pro rata portion of any annual bonus that the executive would have been entitled to receive in the year of termination, payable at the time the bonus would otherwise have been paid.

   Each employment agreement also contains a customary provision regarding confidentiality, a non-solicitation provision applicable for a period of two years following the executive's termination of employment for any reason and a noncompetition provision applicable for a period of two years following the executive's termination of employment with CB Richard Ellis Services without cause or by the executive with good reason.

   James Didion. In 1999, CB Richard Ellis Services and James Didion entered into an amended and restated ten-year employment agreement which provides for an annual salary of $500,000 with no incentive compensation or bonus anticipated. The agreement provides that he will act as a senior advisor to CB Richard Ellis Services during the term of his employment. For as long as he is employed, CB Richard Ellis Services will provide medical and other benefits generally made available to senior officers and an office, a secretary and clerical help. The amended agreement is terminable by CB Richard Ellis Services for cause. Cause includes conviction of a felony, fraud and willful and substantial failure to render services; provided, in the latter case, that Mr. Didion is given notice of his failure to render service and does not remedy such failure. If the agreement is terminated without cause or in the event of his death or total disability, he, or his estate, will continue to be entitled to the salary and will be fully vested in any unvested stock options or stock purchase rights. Following the merger, Mr. Didion ceased to serve as CB Richard Ellis Services' Chairman or as a member of the board of directors. Mr. Didion has agreed, for the duration of his ten-year employment agreement, not to engage in any business within the United States that competes with CB Richard Ellis Services' business or the business of any of CB Richard Ellis Services' affiliates.

Limitation of Liability and Indemnification

   Each of CBRE Holding's and CB Richard Ellis Services' respective restated certificates of incorporation includes a provision that eliminates the personal liability of their directors for monetary damages for breach of fiduciary duty as a director, except to the extent such limitation is not permitted under the Delaware General Corporation Law.

   CBRE Holding's and CB Richard Ellis Services' respective restated certificates of incorporation and bylaws further provide for the indemnification of their directors and officers to the fullest extent permitted by Section 145 of the Delaware General Corporation Law, including circumstances in which indemnification is otherwise discretionary. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to their directors, officers and controlling persons under the foregoing provisions, or otherwise, they have been advised that in the opinion of the SEC this indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In addition, CB Richard Ellis Services maintains and CBRE Holding may in the future obtain directors' and officers' liability insurance.

                          RELATED PARTY TRANSACTIONS

   Since January 1, 1998, there has not been, nor is there currently proposed, any transaction or series of similar transactions to which CB Richard Ellis Services or CBRE Holding both prior to and as of the merger was, or is, or will be a party in which the amount involved exceeds $60,000 and in which any director, executive officer or holder of more than 5% of common stock, or an immediate family member of any of the foregoing, had or will have a direct or indirect interest other than compensation arrangements, which are described under the section of the offering circular titled "Management," and the transactions described below.

Participation of Directors, Officers and Principal Stockholders in the Merger and Related Transactions

   On February 23, 2001, BLUM CB Corp., CBRE Holding and CB Richard Ellis Services entered into an agreement and plan of merger pursuant to which CB Richard Ellis Services became the direct, wholly-owned subsidiary of CBRE Holding. The merger agreement was amended and restated on April 24, 2001 and on May 31, 2001. Both CBRE Holding and BLUM CB Corp. were formed by RCBA Strategic Partners, L.P. to effect the transactions contemplated by the merger agreement. As a result of the merger and the related transactions described in the section of this prospectus titled "The Merger and Related Transactions,"
RCBA Strategic Partners, L.P. is entitled to designate a majority of the board of directors of CBRE Holding and CB Richard Ellis Services. Richard Blum and Claus Moller, each of whom is a director of CBRE Holding and CB Richard Ellis Services, are managing members of the general partners of RCBA Strategic Partners, L.P. and Blum Strategic Partners II, L.P. Jeffrey Cozad, who is a director of CBRE Holding and CB Richard Ellis Services, is a member of the general partners of RCBA Strategic Partners, L.P. and Blum Strategic Partners II, L.P. Also as a result of the merger and related transactions, FS Equity Partners III, L.P. acquired beneficial ownership of more than 5% of the Class B common stock of CBRE Holding. Bradford Freeman, who is a director of CBRE Holding and CB Richard Ellis Services, is an affiliate of FS Equity Partners III, L.P. and its affiliate FS Equity Partners International, L.P.

  Contribution and Voting Agreement

   In connection with the execution of the merger agreement on February 23, 2001, CBRE Holding and BLUM CB Corp. entered into a contribution and voting agreement and the following other parties, each of which held shares of CB Richard Ellis Services' common stock prior to the merger and which are referred to together throughout this prospectus as the "buying group":

    . RCBA Strategic Partners, L.P. and Blum Strategic Partners II, L.P., which are affiliates of BLUM Capital Partners, L.P. and Richard Blum and Claus Moller, each of whom became a director of both CBRE Holding and CB Richard Ellis Services in connection with the merger;

    . FS Equity Partners III, L.P. and FS Equity Partners International, L.P., which are affiliates of Freeman Spogli & Co. Incorporated and Bradford Freeman, who became a director of both CBRE Holding and CB Richard Ellis Services in connection with the merger;

    . Raymond Wirta, who became a director of CBRE Holding and CB Richard Ellis Services and the Chief Executive Officer of CBRE Holding and CB Richard Ellis Services in connection with the merger;

    . Brett White, who became a director of CBRE Holding and CB Richard Ellis Services and the President of CBRE Holding and CB Richard Ellis Services in connection with the merger;

    . The Koll Holding Company, which is controlled by Donald Koll, who was a director of CB Richard Ellis Services prior to the merger; and

    . Frederic Malek, who became a director of both CBRE Holding and CB Richard Ellis Services in connection with the merger.

   Pursuant to this agreement, which was amended and restated on May 31, 2001 and amended on July 19, 2001, each of the members of the buying group contributed to CBRE Holding all of the shares of common stock of CB Richard Ellis Services that he or it directly owned. Each of these shares contributed to CBRE Holding were cancelled as a result of the merger, and neither CBRE Holding nor BLUM CB Corp. received any consideration for those shares of common stock of CB Richard Ellis Services. CBRE Holding issued one share of its Class B common stock in exchange for each share of common stock of CB Richard Ellis Services contributed to it. This resulted in the issuance to the buying group of an aggregate of 7,967,774 shares of CBRE Holding Class B common stock in exchange for these contributions. In addition, pursuant to the contribution and voting agreement, RCBA Strategic Partners and Blum Strategic Partners II purchased with cash 4,435,154 shares of CBRE Holding Class B common stock, Raymond Wirta purchased by delivery of a promissory note 5,000 shares of CBRE Holding Class B common stock and California Public Employees' Retirement System, or CalPERS, purchased with cash 625,000 shares of CBRE Holding Class A common stock, in each case for a price of $16.00 per share.

  Treatment of CB Richard Ellis Services Common Stock, Options and Warrants in the Merger

   Common Stock and Options. Pursuant to the merger agreement, CB Richard Ellis Services' stockholders at the time of the merger, other than the buying group described above who received shares of CBRE Holding Class B common stock instead, received $16.00 in cash for each share of CB Richard Ellis Services common stock that they owned. Also, pursuant to the merger agreement, each person that held options to acquire CB Richard Ellis Services common stock was entitled to receive in connection with the merger an amount in cash for each option they owned equal to the greater of (A) the amount by which $16.00 exceeded the exercise price of the option, if any, and (B) $1.00, reduced in each case by applicable tax withholding.

   Accordingly, the members of the buying group, persons affiliated with members of the buying group and individuals who are directors and executive officers of CBRE Holding and CB Richard Ellis Services received the following amounts in connection with the merger for options they formerly held, reduced in each case by applicable tax withholding:

    . Raymond Wirta received $269,375 for options to purchase an aggregate of 195,000 shares of common stock of CB Richard Ellis Services;

    . Brett White received $201,750 for options to purchase an aggregate of 120,000 shares of common stock of CB Richard Ellis Services;

    . Richard Blum received $62,268 for options to purchase an aggregate of 18,872 shares of common stock of CB Richard Ellis Services;

    . James Leonetti received $78,125 for options to purchase an aggregate of 25,000 shares of common stock of CB Richard Ellis Services;

    . Walter Stafford received $1,030,368 for 64,398 shares of common stock of CB Richard Ellis Services, which amount was reduced to repay the loan from CB Richard Ellis Services to purchase the shares, and $58,750 for options to purchase an aggregate of 30,000 shares of common stock of CB Richard Ellis Services;

    . Donald Koll received $366,315 for options to purchase an aggregate of 317,480 shares of common stock of CB Richard Ellis Services; and

    . Frederic Malek received $159,737 for options to purchase an aggregate of 15,777 shares of common stock of CB Richard Ellis Services.

   Warrants. Under the contribution and voting agreement, warrants beneficially owned by Donald Koll and The Koll Holding Company to purchase 84,988 shares of common stock of CB Richard Ellis Services were each converted at the time of the merger into the right to receive $1.00. Mr. Wirta had the right to acquire up to 55,936 of these warrants under the terms of an option agreement among himself, Mr. Koll, The Koll Holding Company and Koll Real Estate Services. Also pursuant to the contribution and voting agreement, upon the consummation of the merger, CBRE Holding issued to FS Equity Partners III, L.P. and FS Equity Partners International, L.P. warrants to purchase an aggregate of 255,477.3 shares of CBRE Holding Class B common stock.

Securityholders' Agreement

   In connection with the closing of the merger, the members of the buying group, together with CalPERS, DLJ Investment Funding, Inc. and Credit Suisse First Boston Corporation entered into a securityholders' agreement. This agreement defines various rights of the parties to the agreement related to their ownership and governance of CBRE Holding, including voting of the shares of CBRE Holding common stock, a right of first offer for potential sales of some of their shares, co-sale and required sale rights applicable in connection with transactions involving CBRE Holding shares, participation rights regarding future issuances of CBRE Holding's shares of common stock and registration rights.

   Governance. Each of the members of the buying group agreed to vote each of the shares of CBRE Holding's Class B common stock it or he beneficially owns to elect to CBRE Holding's board of directors individuals designated by various members of the buying group. A majority of the directors of CBRE Holding generally may be designated by RCBA Strategic Partners at any time. Pursuant to the securityholders' agreement, the board of directors of CB Richard Ellis Services will be comprised of the same members as CBRE Holding's board of directors. Accordingly, CBRE Holding's and CB Richard Ellis Services' board of directors generally is controlled by RCBA Strategic Partners after the merger. In addition, FS Equity Partners III, L.P. and FS Equity Partners International L.P., together, generally may designate one of CBRE Holding's directors and Raymond Wirta and Brett White also are designated as directors. The securityholders' agreement also provides that CBRE Holding is prohibited from taking certain actions without the consent of the director nominated by FS Equity Partners III, L.P. and FS Equity Partners International, L.P., including incurring certain indebtedness, consummating certain acquisitions or dispositions or issuing stock or options to its employees, subject to certain exceptions.

   Subject to exceptions, each of the members of the buying group agreed to vote the shares of CBRE Holding common stock it or he beneficially owns on matters to be decided by CBRE Holding stockholders in the same manner as RCBA Strategic Partners votes the shares of CBRE Holding Class B common stock that it beneficially owns. As a result, on most matters to be decided by CBRE Holding stockholders, RCBA Strategic Partners is able to control the outcome.

   Also pursuant to the securityholders' agreement, FS Equity Partners III and FS Equity Partners International, together, are entitled to have two non-voting observers, DLJ Investment Funding is entitled to one non-voting observer and CalPERS is entitled to have one non-voting observer at all meetings of CBRE Holding's board of directors as long as, respectively, Freeman Spogli owns at least 7.5% of CBRE Holding's outstanding common stock, DLJ Investment Funding and its affiliates own 1.0% of CBRE Holding's outstanding common stock and a majority of the 16% senior notes issued by CBRE Holding and CalPERS owns any of CBRE Holding's outstanding common stock.

   Registration Rights. Pursuant to the securityholders' agreement, CBRE Holding has agreed, at the request of RCBA Strategic Partners and Blum Strategic Partners II, FS Equity Partners III and FS Equity Partners International or DLJ Investment Funding to initiate the registration under the Securities Act of shares held by that party. In addition, CBRE Holding has also agreed that each member of the buying group, as well as DLJ Investment Funding, has limited "piggyback" registration rights on specified types of registration statements that CBRE Holding files. These piggyback registration rights generally will not apply until after CBRE Holding has completed, if ever, an underwritten initial public offering of shares of its common stock after which these shares are listed on a national securities exchange or on the Nasdaq National Market. Piggyback rights will not apply to an underwritten initial public offering unless registrable securities of RCBA Strategic Partners and Blum Strategic Partners II are sold in that offering.

Loans to The Koll Holding Company and Raymond Wirta

   In connection with the merger and related transactions, CBRE Holding extended a loan of approximately $2.7 million to The Koll Holding Company, which is controlled by Donald Koll, to replace its former margin loans with a third party that were secured by shares of CB Richard Ellis Services common stock. The new loan is full-recourse, accrues interest at LIBOR plus 1.4%, compounds annually, is payable quarterly, and has a stated maturity of five years. This new loan will be replaced by a margin loan from a third party when, if ever, CBRE Holding common stock becomes freely tradable on a national securities exchange or an over-the-counter market.

   In the event, however, that CBRE Holding common stock is not freely tradable as described above by June 2004, then CBRE Holding has agreed to loan Raymond Wirta up to $3.0 million on a full-recourse basis to enable him to exercise an existing option to acquire shares held by The Koll Holding Company, if Raymond Wirta is employed by CBRE Holding at the time of exercise or was terminated without cause or resigned for good reason. This loan will become repayable upon the earliest to occur of: (1) 90 days following termination of his employment, other than by CBRE Holding without cause or by him for good reason, (2) seven months following the date CBRE Holding's common stock becomes freely tradable as described above and (3) the receipt of proceeds from the sale of the pledged shares as described below. This loan will bear interest at the prime rate in effect on the date of the loan, compounded annually, and will be repayable to the extent of any net proceeds received by him upon the sale of any shares of CBRE Holding common stock. Raymond Wirta will pledge the shares received upon exercise of the option as security for the loan.

   In connection with Raymond Wirta's obligation to purchase 5,000 shares of CBRE Holding Class B common stock for $16.00 per share pursuant to the contribution and voting agreement, Raymond Wirta delivered to CBRE Holding an $80,000 promissory note, which bears interest at 10% per year and is payable upon the same date as the loan described in the immediately preceding paragraph above.

Participation in the Offerings of CBRE Holding Class A Common Stock and Options to Acquire Class A Common Stock

   General. In connection with the merger and related transactions, CBRE Holding sold to CB Richard Ellis Services' employees and independent contractors 1,768,791 shares of CBRE Holding Class A common stock for a price of $16.00 per share, including shares owned directly, shares held in CB Richard Ellis Services' 401(k) plan and shares underlying vested stock fund units in CB Richard Ellis Services' deferred compensation plan. In addition, in connection with the offering of shares of CBRE Holding Class A common stock to designated managers of CB Richard Ellis Services, CBRE Holding also granted to eligible designated managers an aggregate of 1,508,057 options to acquire shares of CBRE Holding Class A common stock.

   Purchase of Stock and Grants of Stock Options. In connection with the offering of shares for direct ownership, each designated manager was entitled to receive a grant of options to purchase shares of CBRE Holding Class A common stock if he or she subscribed for at least the percentage of 625,000 shares allocated to the designated manager by CBRE Holding's board of directors. The number of shares that a designated manager was required to subscribe for in order to receive a grant of options was reduced by the number of deferred compensation plan stock fund units acquired by the designated manager at the closing of the employee offerings by the transfer of account balances then allocated to the deferred compensation plan insurance fund. The aggregate number of options available for grant to the designated managers equaled approximately 10% of the number of fully diluted shares of CBRE Holding Class A common stock and Class B common stock outstanding at the time of the merger, including all shares issuable upon exercise of outstanding options and warrants. The options issued to designated managers have an exercise price of $16.00 per share and have a term of 10 years. Twenty percent of the options vest on each of the first five anniversaries of the merger and all unvested options vest if there is a change in control of CBRE Holding. The number of shares that were purchased by each executive officer were as follows:

    .  Raymond Wirta--64,063 shares;

    .  Brett White--26,563 shares; and

    .  James Leonetti--6,250 shares.

   As a result, the executive officer received the following grants of options:

    .  Raymond Wirta--176,153 stock options;

    .  Brett White--141,782 stock options; and

    .  James Leonetti--17,186 stock options.

   Full-Recourse Note. In connection with the offering of shares of CBRE Holding common stock for direct ownership, under specified circumstances, each designated manager was allowed to deliver to CBRE Holding a full-recourse note as payment for a portion of the offering price for shares that he or she purchased. The maximum amount of the full-recourse note that could be delivered by a designated manager was be reduced by the amount, if any, of the manager's deferred compensation plan account balance then allocated to the insurance fund that he or she transferred to stock fund units. Unless CBRE Holding's board of directors determined otherwise, each designated manager was able to use a full-recourse note if the designated manager subscribed for at least the percentage of the 625,000 shares that was allocated to the designated manager by CBRE Holding's board of directors.

   Accordingly, based upon each of their participation in the employee offerings, the amount of the full-recourse notes that each of the executive officers delivered to CBRE Holding as payment for a portion of the shares he purchased in the offering of shares for direct ownership was the following:

    .  Raymond Wirta--$512,504;

    .  Brett White--$210,000; and

    .  James Leonetti--$23,000.

   Each of these executive officers pledged as security for his full-recourse note a number of shares having an offering price equal to 200% of the amount of the note.

   Deferred Compensation Plan. CB Richard Ellis Services' designated managers had the right to transfer into stock fund units an aggregate of up to $2.6 million of deferred compensation plan account balances that were then allocated to the insurance fund under the deferred compensation plan. Pursuant to this right, Brett White transferred $400,000 from his deferred compensation plan account balance that was allocated to the insurance fund at the time of the merger into 25,000 stock fund units.

Retention Bonuses

   In connection with the merger and related transactions, CBRE Holding awarded cash retention bonuses to the designated managers employed by CB Richard Ellis Services at the time of the merger in order to provide an incentive and a reward for the designated managers' continued service up to and including the merger. The aggregate amount of the retention bonuses was approximately $1.6 million. The following executive officers were among the designated managers that received cash retention bonuses in excess of $60,000: Raymond Wirta--$164,000 and Brett White--$132,000.

Forgiveness of Loans

   Pursuant to CB Richard Ellis Services' Equity Incentive Plan, a restricted stock purchase plan, shares of CB Richard Ellis Services' common stock were purchased in 1998 and 2000 by some of its executive officers and directors for a purchase price equal to the fair market value, which was paid by delivery of full-recourse promissory notes. The notes bear interest at the minimum federal rate, which may be forgiven if the executive's performance results in the award of a bonus, with approximately $7,500 in interest forgiven for each $10,000 bonus. The aggregate number, purchase price, interest rate, value and net value of the shares of CB Richard Ellis Services common stock held by the individuals named below as of June 30, 2001, were as follows:

                    Number of   Aggregate    Interest Aggregate Value
Name                 Shares   Purchase Price   Rate      of Shares    Net Value
----                --------- -------------- -------- --------------- ---------
Brett White........  25,000      $962,500      5.94%     $365,625     $(596,875)
Brett White........  20,000       257,500      7.40       292,500        35,000
Raymond Wirta......  30,000       386,250      7.40       438,750        52,500

   The shares vest at the rate of 5% per quarter commencing on the purchase date. As a result of bonuses paid in 2001, all interest on Brett White's and Raymond Wirta's promissory notes for 2000 were forgiven. In 1998, Brett White purchased 25,000 shares of common stock at a purchase price of $38.50 per share and in 2000, he purchased 20,000 shares of common stock for $12.875 per share, which were each paid for by the delivery of promissory notes. The notes bear interest at a rate of 5.94% and 7.4% per annum, respectively, which may be forgiven as previously described. As of December 31, 2000, Brett White held 45,000 shares which, net of the purchase price, had a negative value. The shares are subject to a right of repurchase by CB Richard Ellis Services, which right terminates with respect to 5% of the total number of shares each quarter commencing March 31, 1998, as to the 25,000 shares and September 30, 2000, as to the 20,000 shares. A first amendment to the 1998 Promissory Note provides that the portion of the then outstanding principal in excess of the fair market value of the shares will be forgiven in the event that Brett White is an employee of CB Richard Ellis Services on November 16, 2002, and the fair market value of a share of CBRE Holding's Class A and Class B common stock is less than $38.50 on November 16, 2002. In the event of any principal forgiveness, CBRE Holding will pay to Brett White an amount equal to any federal, state or local income tax liability resulting from the principal forgiveness. In August 2000, CB Richard Ellis Services loaned Brett White $75,000, which he repaid in March 2001 with interest at 9% per year.

Employment Agreements

   In connection with the merger transactions, CB Richard Ellis Services entered into three-year employment agreements with Raymond Wirta and Brett White. For more information concerning the terms of these employment agreements, see "Management--Employment Agreements."

Transaction Fees

   Under the terms of the contribution and voting agreement, in connection with advisory services related to the merger, the general partner of RCBA Strategic Partners, L.P. received from CBRE Holding a transaction fee of $3.0 million and Freeman Spogli & Co. Incorporated or its designee received a transaction fee of $2.0 million upon closing of the merger. The advisory services provided included, among other things, transaction and structuring analysis, financing analysis and the arrangement and negotiation of debt and equity financing. Each of Richard Blum, Jeffrey Cozad and Claus Moller, who are members of CBRE Holding's board of directors after the merger, owns a beneficial interest in the general partner of RCBA Strategic Partners and therefore has an interest in the transaction fee paid to this entity. Bradford Freeman, who is one of CBRE Holding's directors after the merger, owns a beneficial interest in Freeman Spogli & Co. Incorporated and therefore has an interest in the transaction fee paid to Freeman Spogli & Co. Incorporated or its designee.

Debt Financing Fees

   In connection with the merger and the related financings, Credit Suisse First Boston and its affiliates, including DLJ Investment Funding, Inc., received customary fees and reimbursement of expenses with respect to the closing of the new senior secured credit facilities, the offering and initial purchase of the 11 1/4% senior subordinated notes of CB Richard Ellis Services, the offering and initial purchase of the 65,000 units that included the outstanding notes and shares of Holding Class A common stock and the tender offer and consent solicitation by CB Richard Ellis Services with respect to its former 8 7/8% senior subordinated notes due 2006.

                            PRINCIPAL STOCKHOLDERS

   The table below sets forth information regarding the estimated beneficial ownership of the shares of CBRE Holding Class A common stock and CBRE Holding Class B common stock as of September 21, 2001. The table sets forth the number of shares beneficially owned, and the percentage ownership, for:

    . each person that beneficially owns 5% or more of CBRE Holding's Class A common stock or CBRE Holding's Class B common stock;

    .  each of CBRE Holding's directors;

    .  the named executive officers; and

    .  all of the directors and executive officers of CBRE Holding as a group.

   Information with respect to beneficial ownership has been furnished by each director, executive officer or 5% stockholder, as the case may be. Except as otherwise noted below, the address for each person listed on the table is c/o CB Richard Ellis Services, Inc., 355 South Grand Avenue, Suite 3295, Los Angeles, California 90071.

   Beneficial ownership is determined in accordance with the rules of the SEC, which generally attributes beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities. In computing the number of shares beneficially owned by a person and the percent of ownership of that person, shares subject to options or warrants held by that person that were exercisable as of September 21, 2001 or will become exercisable within 60 days after such date are deemed outstanding, while the shares are not deemed outstanding for purposes of computing percent ownership of any other person. Unless otherwise indicated, the persons or entities identified in this table have sole voting and investment power with respect to all shares shown as beneficially owned by them, subject to applicable community property laws.

                                                       Number of Shares             Percentage of Shares
                                                      Beneficially Owned             Beneficially Owned
                                                ------------------------------- ---------------------------
                                                Class A  Class B   Both Classes Class A Class B Both Classes
                                                Common   Common     of Common   Common  Common   of Common
           Name of Beneficial Owner              Stock    Stock       Stock      Stock   Stock     Stock
           ------------------------             ------- ---------- ------------ ------- ------- ------------
5% Stockholders:
RCBA Strategic Partners, L.P...................
Blum Strategic Partners II, L.P. (1)(2)........      --  8,100,925   8,100,925    -- %   64.0%      56.3%
FS Equity Partners III, L.P....................
FS Equity Partners International, L.P. (1)(3)..      --  3,402,463   3,402,463     --    26.9       23.6
Donald Koll (1)(4).............................      --    656,052     656,052     --     5.2        4.6
Credit Suisse First Boston (5)................. 490,479         --     490,479   28.1      --        3.4
Directors and Named Executive Officers:
Richard Blum (1)(2)............................      --  8,100,925   8,100,925     --    64.0       56.3
Jeffrey Cozad (1)(2)...........................      --  8,100,925   8,100,925     --    64.0       56.3
James Didion...................................  20,000         --      20,000    1.1      --          *
Catherine Delcoco..............................      --         --          --     --      --         --
Bradford Freeman (1)(3)........................      --  3,402,463   3,402,463     --    26.9       23.6
James Leonetti.................................   6,250         --       6,250      *      --          *
Frederic Malek (1)(6)..........................      --    397,873     397,873     --     3.1        2.8
Claus Moller (1)(2)............................      --  8,100,925   8,100,925     --    64.0       56.3
Walter Stafford................................      --         --          --     --      --         --
Brett White (1)(7).............................  26,563     57,500      84,063    1.5       *          *
Gary Wilson....................................      --         --          --     --      --         --
Raymond Wirta (1)(8)...........................  64,063    556,590     620,653    3.7     4.4        4.3
All directors and executive officers as a group
  (includes 12 persons)........................ 116,876 12,515,351  12,632,227    6.7    98.9       87.8

                                                  (footnotes on following pages)

--------
 *  Less than 1%

(1) As a result of the securityholders' agreement to which this party or its affiliate is a party, this party, together with the other holders of Class B common stock, may be deemed to constitute a group within the meaning of
    Section 13(d)(3) of the Securities Exchange Act of 1934. Accordingly, each of the members of this group may be deemed to beneficially own 12,649,813 shares of CBRE Holding Class B common stock, which represents 100% of the CBRE Holding Class B common stock and approximately 91.2% of all outstanding shares of CBRE Holding common stock.

(2) Consists of 5,223,418 shares of Class B common stock owned by RCBA Strategic Partners, L.P. and 2,877,507 shares of Class B common stock owned by Blum Strategic Partners II, L.P. The sole general partner of RCBA Strategic Partners, L.P. is RCBA GP, L.L.C., and the sole general partner of Blum Strategic Partners II, L.P. is Blum Strategic GP II, L.L.C. Richard Blum and Claus Moller, each of whom is a director of CBRE Holding and CB Richard Ellis Services, are managing members of RCBA GP, L.L.C. and Blum Strategic GP II, L.L.C Jeffrey Cozad, who is a director of CBRE Holding and CB Richard Ellis Services, is a member of RCBA GP, L.L.C. and Blum Strategic GP II, L.L.C. Except as to any pecuniary interest, each of Messrs. Blum, Cozad and Moller disclaims beneficial interest of all of these shares. The business address of RCBA Strategic Partners, L.P., Blum Strategic Partners II, L.P., RCBA G.P. L.L.C., Blum Strategic GP II, L.L.C., Richard Blum, Jeffrey Cozad and Claus Moller is 909 Montgomery Street, Suite 400, San Francisco, California 94133. RCBA Strategic Partners, L.P. and Blum Strategic Partners II, L.P. have sole dispositive power over 8,100,925 of the indicated shares. As a result of the securityholders' agreement, RCBA Strategic Partners, L.P. and Blum Strategic Partners II, L.P. have shared voting power over 8,100,925 of the indicated shares.

(3) Includes 3,278,447 shares of CBRE Holding Class B common stock held by FS Equity Partners III, L.P. and 124,016 shares of CBRE Holding Class B common stock to be held by FS Equity Partners International, L.P. As general partner of FS Capital Partners, L.P., which is general partner of FSEP III, FS Holdings, Inc. has power to vote and dispose of the shares owned by FSEP
    III. As general partner of FS&Co. International, L.P., which is the general partner of FSEP International, FS International Holdings Limited has the power to vote and dispose of the shares owned by FSEP International. Bradford Freeman, who is a director of CBRE Holding and CB Richard Ellis Services, Ronald Spogli, Frederick Simmons, William Wardlaw, John Roth and Charles Rullman, Jr. are the directors, officers and shareholders of FS Holdings and FS International Holdings, and may be deemed to be the beneficial owners of the shares of CBRE Holding Class B common stock, and rights to acquire common stock, owned by FSEP III and FSEP International. The business address of FSEP III, FS Capital Partners, L.P. and FS Holdings and their directors, officers and beneficial owners is 11100 Santa Monica Boulevard, Suite 1900, Los Angeles, California 90025. The business address of FSEP International, FS&Co. International and FS International Holdings is c/o Paget-Brown & Company, Ltd., West Winds Building, Third Floor, Grand Cayman, Cayman Islands, British West Indies. As a result of the securityholders' agreement, FS Equity Partners III, L.P. and FS Equity Partners International, L.P. have shared voting power and shared dispositive power over 3,402,463 of the indicated shares.

(4) Consists of 656,052 shares of CBRE Holding Class B common stock owned by The Koll Holding Company. Mr. Koll is the sole trustee of the Donald M. Koll Separate Property Trust, which wholly owns The Koll Company, which wholly owns The Koll Holding Company. Raymond Wirta, who is the Chief Executive Officer and a director of CBRE Holding and CB Richard Ellis Services, holds an option granted by The Koll Holding Company to acquire up to 521,590 of these shares. As a result of the securityholders' agreement, Mr. Koll has shared voting power and share dispositive power over 656,052 of the indicated shares.

(5) Credit Suisse First Boston, or CSFB, reports beneficial ownership on behalf of itself and its subsidiaries, to the extent that they constitute part of the Credit Suisse First Boston business unit, or the CSFB business unit. The CSFB business unit is engaged in the corporate and investment banking, trading, including equity, fixed income and foreign exchange, private equity investment and derivatives businesses on a worldwide basis. CSFB and its subsidiaries engage in other separately managed activities, most of which constitute the independently operated Credit Suisse Asset Management business unit; the Credit Suisse Asset

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    Management business unit provides asset management and investment advisory services to institutional investors worldwide. The indicated shares are held by one or more indirect subsidiaries of the CSFB business unit. The business address of CSFB and the CSFB business unit is 11 Madison Avenue, New York, New York 10010.

    The ultimate parent company of CSFB is Credit Suisse Group, or CSG, a corporation formed under the laws of Switzerland. The principal business of CSG is acting as a holding company for a global financial services group with five distinct specialized business units that are independently operated. In addition to the two business units referred to above, CSG and its consolidated subsidiaries, other than CSFB and its subsidiaries, are comprised of (a) the Credit Suisse Private Bank business unit that engages in the global private banking business, (b) the Credit Suisse business unit that engages in the Swiss domestic banking business and (c) the Winterthur business unit that engages in the global insurance business. CSG's business address is Paradeplatz 8, Postfach 1, CH-8070, Zurich, Switzerland.

    CSG, for purposes of federal securities laws, may be deemed ultimately to control the Bank, and the CSFB business unit. CSG, its executive officers and directors, and its direct and indirect subsidiaries, including all of the business units except the CSFB business unit, may beneficially own securities issued by CBRE Holding or related derivative securities, and any such securities are not publicly reported by CSG. Due to the separate management and independent operation of its business units, CSG disclaims beneficial ownership of any such securities beneficially owned by its direct and indirect subsidiaries, including the CSFB business unit. The CSFB business unit disclaims beneficial ownership of any such securities beneficially owned by CSG and any of CSG's and CSFB's other business units.

    The CSFB business unit disclaims beneficial ownership of securities held directly by any entity described in this footnote or otherwise in this prospectus except with respect to the CSFB business unit's proportionate interest in or ownership of such entity.

(6) Includes 98,000 shares owned by a trust for which Mr. Malek is the trustee. As a result of the securityholders' agreement, Mr. Malek has shared voting power and shared dispositive power over 397,873 of the indicated shares.

(7) As a result of the securityholders' agreement, Mr. White has shared voting power and shared dispositive power over 84,063 of the indicated shares.

(8) Includes 521,590 shares owned by The Koll Holding Company that Mr. Wirta has the right to acquire under an option granted by The Koll Holding Company to Mr. Wirta. As a result of the securityholders' agreement, Mr. Wirta has shared voting power and shared dispositive power over 620,653 of the indicated shares.

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                              THE EXCHANGE OFFER

Purpose and Effect of the Exchange Offer

   We have entered into a registration rights agreement with the initial purchaser of the outstanding notes in which we agreed, under some circumstances, to file a registration statement relating to an offer to exchange the outstanding notes for exchange notes. We also agreed to use our reasonable best efforts to cause the exchange offer registration statement to become effective under the Securities Act within 180 days after the closing date of the merger and keep the exchange offer registration statement effective for not less than 30 days after the date notice of the registered exchange offer is mailed to the holders. The exchange notes will have terms substantially identical to the outstanding notes, except that the exchange notes will not contain terms with respect to transfer restrictions, registration rights and liquidated damages for failure to observe certain obligations in the registration rights agreement. The outstanding notes were issued on July 20, 2001.

   Under the circumstances set forth below, we will use our reasonable best efforts to cause the SEC to declare effective a shelf registration statement with respect to the resale of the outstanding notes and keep the statement effective for up to two years after the effective date of the shelf registration statement. These circumstances include:

    . because of any change in law or applicable interpretations of those laws by the staff of the SEC do not permit us to effect the exchange offer as contemplated by the registration rights agreement;

    . if any outstanding notes validly tendered in the exchange offer are not exchanged for exchange notes within 220 days after the closing date of the merger;

    . if any initial purchaser of the outstanding notes so requests, but only with respect to any outstanding notes not eligible to be exchanged for exchange notes in the exchange offer; or

    . if any holder of the outstanding notes notifies us that it is not permitted to participate in the exchange offer or would not receive fully tradeable exchange notes in the exchange offer and so requests a shelf registration statement.

   If we fail to comply with certain obligations under the registration rights agreement, we will be required to pay additional interest to holders of the outstanding notes.

   Each holder of outstanding notes that wishes to exchange outstanding notes for transferable exchange notes in the exchange offer will be required to make the following representations:

    . any exchange notes will be acquired in the ordinary course of its business;

    . the holder will have no arrangements or understanding with any person to participate in the distribution of the outstanding notes or the exchange notes within the meaning of the Securities Act;

    . the holder is not an "affiliate," as defined in Rule 405 of the Securities Act, of ours or if it is an affiliate, that it will comply with applicable registration and prospectus delivery requirements of the Securities Act to the extent applicable;

    . if the holder is not a broker-dealer, that it is not engaged in, and does not intend to engage in, the distribution of the exchange notes; and

    . if the holder is a broker-dealer, that it will receive exchange notes for its own account in exchange for outstanding notes that were acquired as a result of market-making activities or other trading activities and that it will be required to acknowledge that it will deliver a prospectus in connection with any resale of the exchange notes. See "Plan of Distribution."


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

Resale of Exchange Notes

   Based on interpretations of the SEC staff set forth in no-action letters issued to unrelated third parties, we believe that exchange notes issued under the exchange offer in exchange for outstanding notes may be offered for resale, resold and otherwise transferred by any exchange note holder without compliance with the registration and prospectus delivery provisions of the Securities Act, if:

    . the holder is not an "affiliate" of ours within the meaning of Rule 405 under the Securities Act;

    . the exchange notes are acquired in the ordinary course of the holder's business; and

    . the holder does not intend to participate in the distribution of the exchange notes.

   Any holder who tenders in the exchange offer with the intention of participating in any manner in a distribution of the exchange notes:

    . cannot rely on the position of the staff of the SEC enunciated in Exxon Capital Holdings Corporation or similar interpretive letters; and

    . must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction.

   This prospectus may be used for an offer to resell, for the resale or for other retransfer of exchange notes only as specifically set forth in this prospectus. With regard to broker-dealers, only broker-dealers that acquired the outstanding notes as a result of market-making activities or other trading activities may participate in the exchange offer. Each broker-dealer that receives exchange notes for its own account in exchange for outstanding notes, where the outstanding notes were acquired by the broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of the exchange notes. Please read the section captioned "Plan of Distribution" for more details regarding the transfer of exchange notes.

Terms of the Exchange Offer

   Upon the terms and subject to the conditions set forth in this prospectus and in the accompanying letter of transmittal, we will accept for exchange any outstanding notes properly tendered and not withdrawn prior to the expiration date. We will issue $1,000 principal amount of exchange notes in exchange for each $1,000 principal amount of outstanding notes surrendered under the exchange offer. Outstanding notes may be tendered only in integral multiples of $1,000.

   The form and terms of the exchange notes will be substantially identical to the form and terms of the outstanding notes except the exchange notes will be registered under the Securities Act, will not bear legends restricting their transfer and will not provide for any liquidated damages upon our failure to fulfill our obligations under the registration rights agreement to file, and cause to be effective, a registration statement. The exchange notes will evidence the same debt as the outstanding notes. The exchange notes will be issued under and entitled to the benefits of the same indenture that authorized the issuance of the outstanding notes.

   The exchange offer is not conditioned upon any minimum aggregate principal amount of outstanding notes being tendered for exchange.

   As of the date of this prospectus, $65.0 million aggregate principal amount of the outstanding notes are outstanding. This prospectus and a letter of transmittal are being sent to all registered holders of outstanding notes. There will be no fixed record date for determining registered holders of outstanding notes entitled to participate in the exchange offer.


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

   We intend to conduct the exchange offer in accordance with the provisions of the exchange offer and registration rights agreement, the applicable requirements of the Securities Act and the Securities Exchange Act of 1934 and the rules and regulations of the SEC. Outstanding notes that are not tendered for exchange in the exchange offer will remain outstanding and continue to accrue interest and will be entitled to the rights and benefits the holders have under the indenture relating to the outstanding notes, except for any rights under the registration rights agreement that by their terms terminate upon the consummation of the exchange offer.

   We will be deemed to have accepted for exchange properly tendered outstanding notes when we have given oral or written notice of the acceptance to the exchange agent. The exchange agent will act as agent for the tendering holders for the purposes of receiving the exchange notes from us and delivering exchange notes to the holders. Under the terms of the registration rights agreement, we reserve the right to amend or terminate the exchange offer, and not to accept for exchange any outstanding notes not previously accepted for exchange, upon the occurrence of any of the conditions specified below under the caption "--Certain Conditions to the Exchange Offer."

   Holders who tender outstanding notes in the exchange offer will not be required to pay brokerage commissions or fees or, subject to the instructions in the letter of transmittal, transfer taxes with respect to the exchange of outstanding notes. We will pay all charges and expenses, other than certain applicable taxes described below, in connection with the exchange offer. It is important that you read the section labeled "--Fees and Expenses" below for more details regarding fees and expenses incurred in the exchange offer.

Expiration Date; Extensions; Amendments

   The exchange offer will expire at 5:00 p.m., New York City time on November 21, 2001, unless in our sole discretion we extend it.

   In order to extend the exchange offer, we will notify the exchange agent orally or in writing of any extension. We will notify the registered holders of outstanding notes of the extension no later than 9:00 a.m., New York City time, on the business day after the previously scheduled expiration date.

   We reserve the right, in our sole discretion:

    .  to delay accepting for exchange any outstanding notes;

    . to extend the exchange offer or to terminate the exchange offer and to refuse to accept outstanding notes not previously accepted if any of the conditions set forth below under "--Certain Conditions to the Exchange Offer" have not been satisfied, by giving oral or written notice of the delay, extension or termination to the exchange agent; or

    . under the terms of the registration rights agreement, to amend the terms of the exchange offer in any manner.

   Any delay in acceptance, extension, termination, or amendment will be followed as promptly as practicable by oral or written notice to the registered holders of outstanding notes. If we amend the exchange offer in a manner that we determine constitutes a material change, we will promptly disclose the amendment in a manner reasonably calculated to inform the holder of outstanding notes of the amendment.

   Without limiting the manner in which we may choose to make public announcements of any delay in acceptance, extension, termination or amendment of the exchange offer, we will have no obligation to publish, advertise, or otherwise communicate any public announcement, other than by making a timely release to a financial news service.


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

Certain Conditions to the Exchange Offer

   Despite any other term of the exchange offer, we will not be required to accept for exchange, or exchange any exchange notes for, any outstanding notes, and we may terminate the exchange offer as provided in this prospectus before accepting any outstanding notes for exchange if in our reasonable judgment:

    . the exchange notes to be received will not be tradable by the holder, without restriction under the Securities Act, the Securities Exchange Act and without material restrictions under the blue sky or securities laws of substantially all of the states of the United States;

    . the exchange offer, or the making of any exchange by a holder of outstanding notes, would violate applicable law or any applicable interpretation of the staff of the SEC; or

    . any action or proceeding has been instituted or threatened in any court or by or before any governmental agency with respect to the exchange offer that, in our judgment, would reasonably be expected to impair our ability to proceed with the exchange offer.

   In addition, we will not be obligated to accept for exchange the outstanding notes of any holder that has not made to us:

    . the representations described under "--Purpose and Effect of the Exchange Offer," "--Procedures for Tendering" and "Plan of
       Distribution"; and

    . such other representations as may be reasonably necessary under applicable SEC rules, regulations or interpretations to make available to it an appropriate form for registration of the exchange notes under the Securities Act.

   We expressly reserve the right, at any time or at various times, to extend the period of time during which the exchange offer is open. Consequently, we may delay acceptance of any outstanding notes by giving oral or written notice of the extension to their holders. During any such extensions, all notes previously tendered will remain subject to the exchange offer, and we may accept them for exchange. We will return any outstanding notes that we do not accept for exchange for any reason without expense to their tendering holder as promptly as practicable after the expiration or termination of the exchange offer.

   We expressly reserve the right to amend or terminate the exchange offer, and to reject for exchange any outstanding notes not previously accepted for exchange, upon the occurrence of any of the conditions of the exchange offer specified above. We will give oral or written notice of any extension, amendment, nonacceptance, or termination to the holders of the outstanding notes as promptly as practicable.

   Those conditions are for our sole benefit and we may assert them regardless of the circumstances that may give rise to them or waive them in whole or in part at any or at various times in our sole discretion. If we fail at any time to exercise any of the foregoing rights, this failure will not constitute a waiver of this right. Each right will be deemed an ongoing right that we may assert at any time or at various times.

   In addition, we will not accept for exchange any outstanding notes tendered, and will not issue exchange notes in exchange for any outstanding notes, if at the time any stop order will be threatened or in effect with respect to the registration statement of which this prospectus constitutes a part or the qualification of the indenture under the Trust Indenture Act.

Procedures for Tendering

   Only a holder of outstanding notes may tender the outstanding notes in the exchange offer. To tender in the exchange offer, a holder must:

    . complete, sign and date the accompanying letter of transmittal, or a facsimile of the letter of transmittal; have the signature on the letter of transmittal guaranteed if the letter of transmittal so

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

       requires; and mail or deliver the letter of transmittal or facsimile to the exchange agent prior to the expiration date; or

    . comply with DTC's Automated Tender Offer Program procedures described below.

   In addition, either:

    . the exchange agent must receive the outstanding notes along with the accompanying letter of transmittal;

    . the exchange agent must receive, prior to the expiration date, a timely confirmation of book-entry transfer of the outstanding notes into the exchange agent's account at DTC according to the procedures for book-entry transfer described below or a properly transmitted agent's message; or

    . the holder must comply with the guaranteed delivery procedures described below.

   To be tendered effectively, the exchange agent must receive any physical delivery of a letter of transmittal and other required documents at the address set forth below under "--Exchange Agent" prior to the expiration date.

   The tender by a holder that is not withdrawn prior to the expiration date will constitute an agreement between the holder and us in accordance with the terms and subject to the conditions set forth in this prospectus and in the accompanying letter of transmittal.

   The method of delivery of outstanding notes, the letter of transmittal and all other required documents to the exchange agent is at the holder's election and risk. Rather than mail these items, we recommend that holders use an overnight or hand delivery service. In all cases, holders should allow sufficient time to assure delivery to the exchange agent before the expiration date. Holders should not send the letter of transmittal or outstanding notes to us. Holders may request their respective brokers, dealers, commercial banks, trust companies or other nominees to effect the above transactions for them.

   Any beneficial owner whose outstanding notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and who wishes to tender should contact the registered holder promptly and instruct it to tender on the owner's behalf. If the beneficial owner wishes to tender on its own behalf, it must, prior to completing and executing the accompanying letter of transmittal and delivering its outstanding notes either:

    . make appropriate arrangements to register ownership of the outstanding notes in such owner's name; or

    . obtain a properly completed bond power from the registered holder of outstanding notes.

   The transfer of registered ownership may take considerable time and may not be completed prior to the expiration date.

   Signatures on a letter of transmittal or a notice of withdrawal described below must be guaranteed by a member firm of a registered national securities exchange or of the National Association of Securities Dealers, Inc., a commercial bank or trust company having an office or correspondent in the United States or another "eligible institution" within the meaning of Rule 17Ad-15 under the Exchange Act, unless the outstanding notes are tendered:

    . by a registered holder who has not completed the box entitled "Special Issuance Instructions" or "Special Delivery Instructions" on the accompanying letter of transmittal; or

    .  for the account of an eligible institution.

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

   If the accompanying letter of transmittal is signed by a person other than the registered holder of any outstanding notes listed on the outstanding notes, the outstanding notes must be endorsed or accompanied by a properly completed bond power. The bond power must be signed by the registered holder as the registered holder's name appears on the outstanding notes and an eligible institution must guarantee the signature on the bond power.

   If the accompanying letter of transmittal or any outstanding notes or bond powers are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, these persons should so indicate when signing. Unless waived by us, they should also submit evidence satisfactory to us of their authority to deliver the accompanying letter of transmittal.

   The exchange agent and DTC have confirmed that any financial institution that is a participant in DTC's system may use DTC's Automated Tender Offer program to tender. Participants in the program may, instead of physically completing and signing the accompanying letter of transmittal and delivering it to the exchange agent, transmit their acceptance of the exchange offer electronically. They may do so by causing DTC to transfer the outstanding notes to the exchange agent in accordance with its procedures for transfer. DTC will then send an agent's message to the exchange agent. The term "agent's message" means a message transmitted by DTC, received by the exchange agent and forming part of the book-entry confirmation, to the effect that:

    . DTC has received an express acknowledgment from a participant in its Automated Tender Offer Program that is tendering outstanding notes that are the subject of the book-entry confirmation;

    . the participant has received and agrees to be bound by the terms of the accompanying letter of transmittal, or, in the case of an agent's message relating to guaranteed delivery, that the participant has received and agrees to be bound by the applicable notice of guaranteed delivery; and

    .  the agreement may be enforced against that participant.

   We will determine in our sole discretion all outstanding questions as to the validity, form, eligibility, including time of receipt, acceptance of tendered outstanding notes and withdrawal of tendered outstanding notes. Our determination will be final and binding. We reserve the absolute right to reject any outstanding notes not properly tendered or any outstanding notes the acceptance of which would, in the opinion of our counsel, be unlawful. We also reserve the right to waive any defects, irregularities or conditions of tender as to particular outstanding notes. Our interpretation of the terms and conditions of the exchange offer, including the instructions in the accompanying letter of transmittal, will be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of outstanding notes must be cured within such time as we will determine. Although we intend to notify holders of defects or irregularities with respect to tenders of outstanding notes, neither we, the exchange agent nor any other person will incur any liability for failure to give the notification. Tenders of outstanding notes will not be deemed made until any defects or irregularities have been cured or waived. Any outstanding notes received by the exchange agent that are not properly tendered and as to which the defects or irregularities have not been cured or waived will be returned to the exchange agent without cost to the tendering holder, unless otherwise provided in the letter of transmittal, as soon as practicable following the expiration date.

   In all cases, we will issue exchange notes for outstanding notes that we have accepted for exchange under the exchange offer only after the exchange agent timely receives:

    . outstanding notes or a timely book-entry confirmation of the outstanding notes into the exchange agent's account at DTC; and

    . a properly completed and duly executed letter of transmittal and all other required documents or a properly transmitted agent's message.

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

   By signing the accompanying letter of transmittal or authorizing the transmission of the agent's message, each tendering holder of outstanding notes will represent or be deemed to have represented to us that, among other things:

    . any exchange notes that the holder receives will be acquired in the ordinary course of its business;

    . the holder has no arrangement or understanding with any person or entity to participate in the distribution of the exchange notes;

    . if the holder is not a broker-dealer, that is not engaged in and does not intend to engage in the distribution of the exchange notes;

    . if the holder is a broker-dealer that will receive exchange notes for its own account in exchange for outstanding notes that were acquired as a result of market-making activities or other trading activities, that it will deliver a prospectus, as required by law, in connection with any resale of any exchange notes. See "Plan of Distribution"; and

    . the holder is not an "affiliate," as defined in Rule 405 of the Securities Act, of ours or, if the holder is an affiliate, it will comply with any applicable registration and prospectus delivery requirements of the Securities Act.

Book-Entry Transfer

   The exchange agent will make a request to establish an account with respect to the outstanding notes at DTC for purposes of the exchange offer promptly after the date of this prospectus. Any financial institution participating in DTC's system may make book-entry delivery of outstanding notes by causing DTC to transfer the outstanding notes into the exchange agent's account at DTC in accordance with DTC's procedures for transfer. Holders of outstanding notes who are unable to deliver confirmation of the book-entry tender of their outstanding notes into the exchange agent's account at DTC or all other documents required by the letter of transmittal to the exchange agent on or prior to the expiration date must tender their outstanding notes according to the guaranteed delivery procedures described below.

Guaranteed Delivery Procedures

   Holders wishing to tender their outstanding notes but whose outstanding notes are not immediately available or who cannot deliver their outstanding notes, the accompanying letter of transmittal or any other required documents to the exchange agent or comply with the applicable procedures under DTC's Automated Tender Offer Program prior to the expiration date may tender if:

    .  the tender is made through an eligible institution;

    . prior to the expiration date, the exchange agent receives from the eligible institution either a properly completed and duly executed notice of guaranteed delivery, by facsimile transmission, mail or hand delivery, or a properly transmitted agent's message and notice of guaranteed delivery:

       1. setting forth the name and address of the holder, the registered number(s) of the outstanding notes and the principal amount of outstanding notes tendered;

       2. stating that the tender is being made thereby; and

       3. guaranteeing that, within three New York Stock Exchange trading days after the expiration date, the accompanying letter of transmittal, or facsimile thereof, together with the outstanding notes or a book-entry confirmation, and any other documents required by the accompanying letter of transmittal will be deposited by the eligible institution with the exchange agent; and

    . the exchange agent receives the properly completed and executed letter of transmittal, or facsimile thereof, as well as all tendered outstanding notes in proper form for transfer or a book-entry

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

       confirmation, and all other documents required by the accompanying letter of transmittal, within three New York Stock Exchange trading days after the expiration date.

   Upon request to the exchange agent, a notice of guaranteed delivery will be sent to holders who wish to tender their outstanding notes according to the guaranteed delivery procedures set forth above.

Withdrawal of Tenders

   Except as otherwise provided in this prospectus, holders of outstanding notes may withdraw their tenders at any time prior to the expiration date.

   For a withdrawal to be effective:

    . the exchange agent must receive a written notice of withdrawal, which notice may be by telegram, telex, facsimile transmission or letter of withdrawal at one of the addresses set forth below under "--Exchange Agent", or

    . holders must comply with the appropriate procedures of DTC's Automated Tender Offer Program system.

   Any notice of withdrawal must:

    . specify the name of the person who tendered the outstanding notes to be withdrawn;

    . identify the outstanding notes to be withdrawn, including the principal amount of the outstanding notes; and

    . where certificates for outstanding notes have been transmitted, specify the name in which the outstanding notes were registered, if different from that of the withdrawing holder.

   If certificates for outstanding notes have been delivered or otherwise identified to the exchange agent, then, prior to the release of the certificates, the withdrawing holder must also submit:

    .  the serial numbers of the particular certificates to be withdrawn; and

    . a signed notice of withdrawal with signatures guaranteed by an eligible institution unless the holder is an eligible institution.

   If outstanding notes have been tendered pursuant to the procedure for book-entry transfer described above, any notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawn outstanding notes and otherwise comply with the procedures of that facility. We will determine all questions as to the validity, form and eligibility, including time of receipt, of the notices, and our determination will be final and binding on all parties. We will deem any outstanding notes so withdrawn not to have been validly tendered for exchange for purposes of the exchange offer. Any outstanding notes that have been tendered for exchange but that are not exchanged for any reason will be returned to their holder without cost to the holder, or, in the case of outstanding notes tendered by book-entry transfer into the exchange agent's account at DTC according to the procedures described above, the outstanding notes will be credited to an account maintained with DTC for outstanding notes, as soon as practicable after withdrawal, rejection of tender or termination of the exchange offer. Properly withdrawn, outstanding notes may be retendered by following one of the procedures described under "--Procedures for Tendering" above at any time on or prior to the expiration date.

Exchange Agent

   State Street Bank and Trust Company of California, N.A. has been appointed as exchange agent for the exchange offer. You should direct questions and requests for assistance, requests for additional copies of this prospectus or for the letter of transmittal and requests for the notice of guaranteed delivery to the exchange agent as follows:

       By Registered, Certified Mail,          By Facsimile Transmission
         Overnight Courier or Hand:        (for Eligible Institutions only):
   c/o State Street Bank and Trust Company          (617) 662-1452
            2 Avenue de Lafayette                  Attn: Ralph Jones
      Corporate Trust Window, 5th Floor
            Boston, MA 02111-1724              To Confirm by Telephone:
              Attn: Ralph Jones                     (617) 662-1548
                                                   Attn: Ralph Jones

   Delivery of the letter of transmittal to an address other than as set forth above or transmission via facsimile other than as set forth above does not constitute a valid delivery of the letter of transmittal.

Fees and Expenses

   We will bear the expenses of soliciting tenders. The principal solicitation is being made by mail; however, we may make additional solicitations by telephone or in person by our officers and regular employees and those of our affiliates.

   We have not retained any dealer-manager in connection with the exchange offer and will not make any payments to broker-dealers or others soliciting acceptance of the exchange offer. We will, however, pay the exchange agent reasonable and customary fees for its services and reimburse it for its related reasonable out-of-pocket expenses.

   We will pay the cash expenses to be incurred in connection with the exchange offer. The expenses are estimated in the aggregate to be approximately $450,000. They include:

    .  SEC registration fees;

    .  fees and expenses of the exchange agent and, trustee;

    .  accounting and legal fees and printing costs; and

    .  related fees and expenses.

Transfer Taxes

   We will pay all transfer taxes, if any, applicable to the exchange of outstanding notes under the exchange offer. The tendering holder, however, will be required to pay any transfer taxes, whether imposed on the registered holder or any other person, if:

    . certificates representing outstanding notes for principal amounts not tendered or accepted for exchange are to be delivered to, or are to be issued in the name of, any person other than the registered holder of outstanding notes tendered;

    . tendered outstanding notes are registered in the name of any person other than the person signing the letter of transmittal; or

    . a transfer tax is imposed for any reason other than the exchange of outstanding notes under the exchange offer.

   If satisfactory evidence of payment of the taxes is not submitted with the letter of transmittal, the amount of the transfer taxes will be billed to that tendering holder.

   Holders who tender their outstanding notes for exchange will not be required to pay any transfer taxes. However, holders who instruct us to register exchange notes in the name of, or request that outstanding notes not tendered or not accepted in the exchange offer be returned to, a person other than the registered tendering holder will be required to pay any applicable transfer tax.

Consequences of Failure to Exchange

   Holders of outstanding notes who do not exchange their outstanding notes for exchange notes under the exchange offer will remain subject to the restrictions on transfer of the outstanding notes:

    . as set forth in the legend printed on the outstanding notes as a consequence of the issuance of the outstanding notes under the exemption from, or in transactions not subject to, the registration requirements of the Securities Act and applicable state securities laws; and

    . otherwise as set forth in the offering circular distributed in connection with the private offering of the outstanding notes.

   In general, you may not offer or sell the outstanding notes unless they are registered under the Securities Act, or if the offer or sale is exempt from registration under the Securities Act and applicable state securities laws. Except as required by the registration rights agreement, we do not intend to register resales of the outstanding notes under the Securities Act. Based on interpretations of the SEC staff, exchange notes issued under the exchange offer may be offered for resale, resold or otherwise transferred by their holders, other than any holder that is our "affiliate" within the meaning of Rule 405 under the Securities Act, without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that the holders acquired the exchange notes in the ordinary course of the holders' business and the holders have no arrangement or understanding with respect to the distribution of the exchange notes to be acquired in the exchange offer. Any holder who tenders in the exchange offer for the purpose of participating in a distribution of the exchange notes:

    .  cannot rely on the applicable interpretations of the SEC; and

    . must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction.

Accounting Treatment

   We will record the exchange notes in our accounting records at the same carrying value as the outstanding notes, which is the aggregate principal amount, as reflected in our accounting records on the date of exchange. Accordingly, we will not recognize any gain or loss for accounting purposes in connection with the exchange offer. We will record the expenses of the exchange offer as incurred. The expenses of the exchange after will be deferred and amortized over the term of the related notes.

Other

   Participation in the exchange offer is voluntary, and you should carefully consider whether to accept. You are urged to consult your financial and tax advisors in making your own decision on what action to take.

   We may in the future seek to acquire untendered outstanding notes in open market or privately negotiated transactions, through subsequent exchange offers or otherwise. We have no present plans to acquire any outstanding notes that are not tendered in the exchange offer or to file a registration statement to permit resales of any untendered outstanding notes.

                           DESCRIPTION OF THE NOTES

   CBRE Holding, Inc. (the "Company") issued the Notes under an Indenture (the "Indenture") between itself and State Street Bank and Trust Company of California, N.A., as trustee (the "Trustee"). For purposes of this section only, the words "we", "us", "our" and "Company" refer to the Company, and do not refer to any of its subsidiaries. Certain terms used in this description are defined under the subheading "--Certain Definitions". The terms of the Notes include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939 (the "Trust Indenture Act").

   The following description is only a summary of the material provisions of the Indenture and the Notes Registration Rights Agreement. We urge you to read the Indenture and the Notes Registration Rights Agreement because they, not this description, define your rights as holders of these Notes. You may request copies of these agreements at our address set forth under the heading "Where You Can Find More Information".

Brief Description of the Notes

   These Notes:

    . are unsecured senior obligations of the Company ranking pari passu in right of payment with all other existing and future unsubordinated debt of the Company;

    . are senior in right of payment to any existing and future Subordinated Obligations of the Company; and

    . are subject to registration with the SEC pursuant to the Notes Registration Rights Agreement.

Principal, Maturity and Interest

   The Company issued the Notes initially with a maximum aggregate principal amount of $65.0 million. The Notes mature on July 20, 2011. Subject to our compliance with the covenant described under the subheading "--Certain Covenants--Limitation on Indebtedness", we are permitted to issue more Notes under the Indenture in an unlimited aggregate principal amount (the "Additional Notes"). The Notes and the Additional Notes, if any, are treated as a single class for all purposes of the Indenture, including waivers, amendments, redemptions and offers to purchase. Unless the context otherwise requires, for all purposes of the Indenture and this "Description of the Notes", references to the Notes include any Additional Notes actually issued.

   Interest on these Notes accrues at the rate of 16% per annum and is payable quarterly in arrears on January 20, April 20, July 20 and October 20, commencing on October 20, 2001; provided, however, that (i) until the fifth anniversary of the issuance of the Notes, interest in excess of 12% per annum may, at the option of the Company, be PIK Interest and (ii) to the extent CB Richard's ability to pay cash dividends to the Company is at such time restricted by the terms of the Credit Agreement in effect on the Issue Date or as thereafter amended, modified or any replacement facility or Refinancing Indebtedness; provided, however, that the terms of such Credit Agreement as amended, or modified, or such replacement facility or Refinancing Indebtedness are no more restrictive with respect to the payment of cash dividends to the Company than the terms of the Credit Agreement on the Issue Date, interest on the Notes may, at the option of the Company, be paid in the form of PIK Interest. We will make each interest payment to the holders of record of these Notes on the immediately preceding January 5, April 5, July 5 and October 5.

   Interest on these Notes accrues from the date of original issuance or, if interest has already been paid, from the date it was most recently paid. Interest is computed on the basis of a 360-day year comprised of twelve 30-day months.

   Additional interest may accrue on the Notes in certain circumstances pursuant to the Notes Registration Rights Agreement.

Optional Redemption

   On and after July 20, 2001, we will be entitled at our option to redeem all or a portion of these Notes upon not less than 30 nor more than 60 days' notice, at the redemption prices (expressed in percentages of principal amount on the redemption date), plus accrued interest to the redemption date (subject to the right of Holders of record on the relevant record date to receive interest due on the related interest payment date), if redeemed during the 12-month period commencing on July 20 of the years set forth below:

                                                       Redemption
               Period                                    Price
               ------                                  ----------
               2001...................................   116.0%
               2002...................................   112.8
               2003...................................   109.6
               2004...................................   106.4
               2005...................................   103.2
               2006 and thereafter....................   100.0

Selection and Notice of Redemption

   If we are redeeming less than all the Notes at any time, the Trustee will select Notes on a pro rata basis, by lot or by such other method as the Trustee in its sole discretion shall deem to be fair and appropriate.

   We will cause notices of redemption to be mailed by first-class mail at least 30 but not more than 60 days before the redemption date to each holder of Notes to be redeemed at its registered address.

   If any Note is to be redeemed in part only, the notice of redemption that relates to that Note will state the portion of the principal amount thereof to be redeemed. We will issue a new Note in a principal amount equal to the unredeemed portion of the original Note in the name of the holder thereof upon cancellation of the original Note. Notes called for redemption become due on the date fixed for redemption. On and after the redemption date, interest ceases to accrue on Notes or portions of them called for redemption.

No Sinking Fund; Open Market Purchases

   We are not required to make any sinking fund payments with respect to the Notes. We may at any time and from time to time purchase Notes in the open market or otherwise.

Same-Day Payment

   The Indenture requires us to make payments in respect of Notes (including principal, premium and interest) by wire transfer of immediately available funds to the U.S. dollar accounts with banks in the U.S. specified by the holders thereof or, if no such account is specified, by mailing a check to each such holder's registered address.

Registered Exchange Offer; Registration Rights

   We have agreed pursuant to the Notes Registration Rights Agreement that we will, subject to certain exceptions,

   (1) within 90 days after the Issue Date, file a registration statement (the "Exchange Offer Registration Statement") with the SEC with respect to a registered offer (the "Registered Exchange Offer") to exchange the Notes for new notes of the Company (the "Exchange Notes") having terms substantially identical in all material respects to the Notes (except that the Exchange Notes will not contain terms with respect to transfer restrictions);

   (2) use our reasonable best efforts to cause the Exchange Offer Registration Statement to be declared effective under the Securities Act within 180 days after the Issue Date;

   (3) as soon as practicable after the effectiveness of the Exchange Offer Registration Statement (the "Effectiveness Date"), offer the Exchange Notes in exchange for surrender of the Notes; and

   (4) keep the Registered Exchange Offer open for not less than 20 Business Days (or longer if required by applicable law) after the date notice of the Registered Exchange Offer is mailed to the holders of the Notes.

   For each Note tendered to us pursuant to the Registered Exchange Offer, we will issue to the holder of such Note an Exchange Note having a principal amount equal to that of the surrendered Note. Interest on each Exchange Note will accrue from the last interest payment date on which interest was paid on the Note surrendered in exchange therefor, or, if no interest has been paid on such Note, from the date of its original issue.

   Under existing SEC interpretations, the Exchange Notes will be freely transferable by holders other than our affiliates after the Registered Exchange Offer without further registration under the Securities Act if the holder of the Exchange Notes represents to us in the Registered Exchange Offer that it is acquiring the Exchange Notes in the ordinary course of its business, that it has no arrangement or understanding with any person to participate in the distribution of the Exchange Notes and that it is not an affiliate of the Company, as such terms are interpreted by the SEC; provided, however, that broker-dealers ("Participating Broker-Dealers") receiving Exchange Notes in the Registered Exchange Offer will have a prospectus delivery requirement with respect to resales of such Exchange Notes. The SEC has taken the position that Participating Broker-Dealers may fulfill their prospectus delivery requirements with respect to Exchange Notes (other than a resale of an unsold allotment from the original sale of the Notes) with the prospectus contained in the Exchange Offer Registration Statement.

   Under the Notes Registration Rights Agreement, the Company is required to allow Participating Broker-Dealers and other persons, if any, with similar prospectus delivery requirements to use the prospectus contained in the Exchange Offer Registration Statement in connection with the resale of such Exchange Notes for 180 days following the effective date of such Exchange Offer Registration Statement (or such shorter period during which Participating Broker-Dealers are required by law to deliver such prospectus).

   A holder of Notes (other than certain specified holders) who wishes to exchange such Notes for Exchange Notes in the Registered Exchange Offer will be required to represent that any Exchange Notes to be received by it will be acquired in the ordinary course of its business and that at the time of the commencement of the Registered Exchange Offer it has no arrangement or understanding with any person to participate in the distribution (within the meaning of the Securities Act) of the Exchange Notes and that it is not an "affiliate" of the Company, as defined in Rule 405 of the Securities Act, or if it is an affiliate, that it will comply with the registration and prospectus delivery requirements of the Securities Act to the extent applicable.

   In the event that:

   (1) applicable interpretations of the staff of the SEC do not permit us to effect such a Registered Exchange Offer; or

   (2) for any other reason we do not consummate the Registered Exchange Offer within 220 days of the Issue Date; or

   (3) an Initial Purchaser shall notify us following consummation of the Registered Exchange Offer that Notes held by it are not eligible to be exchanged for Exchange Notes in the Registered Exchange Offer; or

   (4) certain holders are prohibited by law or SEC policy from participating in the Registered Exchange Offer or may not resell the Exchange Notes acquired by them in the Registered Exchange Offer to the public without delivering a prospectus, then, we will, subject to certain exceptions,

   (A) as promptly as practicable, file a shelf registration statement (the "Shelf Registration Statement") with the SEC covering resales of the Notes or the Exchange Notes, as the case may be;

   (B) (i) in the case of clause (1) above, use our reasonable best efforts to cause the Shelf Registration Statement to be declared effective under the Securities Act on or prior to the 180th day after the Issue Date and (ii) in the case of clause (2), (3) or (4) above, use our reasonable best efforts to cause the Shelf Registration Statement to be declared effective under the Securities Act on or prior to the 90th day after the date on which the Shelf Registration Statement is required to be filed; and

   (C) use our reasonable best efforts to keep the Shelf Registration Statement effective, subject to certain exceptions, until the earliest of (i) the time when the Notes covered by the Shelf Registration Statement can be sold pursuant to Rule 144 without any limitations under clauses (c),
       (e), (f) and (h) of Rule 144, (ii) two years from the effective date of the Shelf Registration Statement and (iii) the date on which all Notes registered thereunder are disposed of in accordance therewith.

   We will, in the event a Shelf Registration Statement is filed, among other things, provide to each holder for whom such Shelf Registration Statement was filed copies of the prospectus which is a part of the Shelf Registration Statement, notify each such holder when the Shelf Registration Statement has become effective and take certain other actions as are required to permit unrestricted resales of the Notes or the Exchange Notes, as the case may be. A holder selling such Notes or Exchange Notes pursuant to the Shelf Registration Statement generally would be required to be named as a selling security holder in the related prospectus and to deliver a prospectus to purchasers, will be subject to certain of the civil liability provisions under the Securities Act in connection with such sales and will be bound by the provisions of the Notes Registration Rights Agreement that are applicable to such holder (including certain indemnification obligations).

   We will pay additional interest on the applicable Notes and Exchange Notes, subject to certain exceptions,

   (1) if the Company fails to file an Exchange Offer Registration Statement with the SEC on or prior to the 90th day after the Issue Date,

   (2) if the Exchange Offer Registration Statement is not declared effective by the SEC on or prior to the 180th day after the Issue Date or, if obligated to file a Shelf Registration Statement because applicable interpretation of the SEC staff do not permit us to effect a Registered Exchange Offer, a Shelf Registration Statement is not declared effective by the SEC on or prior to the 180th day after the Issue Date,

   (3) if the Exchange Offer is not consummated on or before the 40th day after the Exchange Offer Registration Statement is declared effective,

   (4) if obligated to file the Shelf Registration Statement, the Company fails to file the Shelf Registration Statement with the SEC on or prior to the 90th day after the date (the "Shelf Filing Date") on which the obligation to file a Shelf Registration Statement arises,

   (5) if obligated to file a Shelf Registration Statement for any reason other than the fact that applicable interpretations of the SEC staff do not permit us to effect a Registered Exchange Offer, the Shelf Registration Statement is not declared effective on or prior to the 90th day after the Shelf Filing Date, or

   (6) after the Exchange Offer Registration Statement or the Shelf Registration Statement, as the case may be, is declared effective, such Registration Statement thereafter ceases to be effective or usable (subject to certain exceptions) (each such event referred to in the preceding clauses (1) through (6) a "Registration Default");

from and including the date on which any such Registration Default shall occur to but excluding the date on which all Registration Defaults have been cured. Additional Interest may, at the option of the Company, be paid in the form of PIK Interest.

   The rate of the additional interest will be 0.50% per annum for the first 90-day period immediately following the occurrence of a Registration Default, and such rate will increase by an additional 0.50% per annum with respect to each subsequent 90-day period until all Registration Defaults have been cured, up to a maximum additional interest rate of 2.0% per annum. We will pay such additional interest on regular interest payment dates. Such additional interest will be in addition to any other interest payable from time to time with respect to the Notes and the Exchange Notes.

   All references in the Indenture, in any context, to any interest or other amount payable on or with respect to the Notes shall be deemed to include any additional interest pursuant to the Notes Registration Rights Agreement.

   If we effect the Registered Exchange Offer, we will be entitled to close the Registered Exchange Offer 20 Business Days after the commencement thereof provided that we have accepted all Notes theretofore validly tendered in accordance with the terms of the Registered Exchange Offer.

Change of Control

   Upon the occurrence of any of the following events (each a "Change of Control"), each noteholder shall have the right to require that the Company purchase such noteholder's Notes at a purchase price in cash equal to 101% of the principal amount thereof on the date of purchase plus accrued and unpaid interest, if any, to the date of purchase (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date):

   (1) prior to the first underwritten public offering of common stock of the Company or, in the case of clause (ii) below only, such earlier time as DLJ Investment Funding, Inc. and its Affiliates cease to own of record and beneficially, directly or indirectly, at least 50% of the principal amount of Notes owned by DLJ Investment Funding, Inc. and its Affiliates on the Closing Date, (i) the Permitted Holders cease to (A) be the "beneficial owner" (as defined in Rules 13d-3 and 13d-5 under the Exchange Act), directly or indirectly, of at least 35% in the aggregate of the total voting power of the Voting Stock of the Company, whether as a result of issuance of securities of the Company, any merger, consolidation, liquidation or dissolution of the Company, or any direct or indirect transfer of securities by the Company or otherwise or (B) have the right or ability by voting power, contract or otherwise to elect or designate for election a majority of the Board of Directors or
       (ii) RCBA ceases to own of record and beneficially, directly or indirectly, a number of shares of common stock of the Company equal to at least 50% of the total number of shares of common stock of the Company owned of record by RCBA as of the Closing Date, adjusted for stock splits and stock dividends (for purposes of this clause (1) and clause (2) below, the Permitted Holders shall be deemed to beneficially own any Voting Stock of a Person (the "specified person") held by any other Person (the "parent entity") so long as the Permitted Holders beneficially own (as so defined), directly or indirectly, in the aggregate a majority of the voting power of the Voting Stock of such parent entity);

   (2) any "person" (as such term is used in Sections 13(d) and 14(d) of the Exchange Act), other than one or more Permitted Holders, is or becomes the beneficial owner (as defined in clause (1) above, except that for purposes of this clause (2) such person shall be deemed to have "beneficial ownership" of all shares that any such person has the right to acquire, whether such right is exercisable immediately or only after the passage of time, and except that any Person that is deemed to have beneficial ownership of shares solely as the result of being part of a group pursuant to Rule 13d-5(b)(1) shall be deemed not to have beneficial ownership of any shares held by a Permitted Holder forming a part of such group), directly or indirectly, of more than 35% of the total voting power of the Voting Stock of the Company; provided, however, that the Permitted Holders beneficially own (as defined in clause (1) above, except that in the event the Permitted Holders are part of a group pursuant to Rule 13d-5(b)(1), the Permitted Holders shall be deemed not to have beneficial ownership of any shares held by persons other than Permitted Holders forming a part of such group), directly or indirectly, in the aggregate a lesser percentage of the total voting power of the Voting Stock of the Company than such other person and do not have the right or ability by voting power, contract or otherwise to elect or designate for election a majority of the Board of Directors (for the purposes of this clause (2), such other person shall be deemed to beneficially own any Voting Stock of a specified person held by a parent entity, if such other person is the beneficial owner (as defined in this clause (2)), directly or indirectly, of more than 35% of the voting power of the Voting Stock of such parent entity and the Permitted Holders beneficially own (as defined in clause (1) above), directly or indirectly, in the aggregate a lesser percentage of the voting power of the Voting Stock of such parent entity and do not have the right or ability by voting power, contract or otherwise to elect or designate for election a majority of the board of directors of such parent entity);

   (3) individuals who on the Issue Date constituted the Board of Directors (together with any new directors whose election by such Board of Directors or whose nomination for election by the shareholders of the Company was approved by a vote of a majority of the directors of the Company then still in office who were either directors on the Issue Date or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of the Board of Directors then in office;

   (4) the adoption of a plan relating to the liquidation or dissolution of the Company or CB Richard;

   (5) the merger or consolidation of the Company with or into another Person or the merger of another Person with or into the Company, or the sale of all or substantially all the assets of the Company (determined on a consolidated basis) to another Person (other than, in all such cases, a Person that is controlled by the Permitted Holders), other than a transaction following which (A) in the case of a merger or consolidation transaction, holders of securities that represented 100% of the Voting Stock of the Company immediately prior to such transaction (or other securities into which such securities are converted as part of such merger or consolidation transaction) own directly or indirectly at least a majority of the voting power of the Voting Stock of the surviving Person in such merger or consolidation transaction immediately after such transaction and in substantially the same proportion as before the transaction and (B) in the case of a sale of assets transaction, the transferee Person becomes the obligor in respect of the Notes and a Subsidiary of the transferor of such assets; or

   (6) the Company ceases to be the beneficial owner, directly, of 100% of the outstanding Capital Stock of CB Richard other than shares of Capital Stock of CB Richard issuable upon exercise of employee stock options outstanding on the Issue Date.

   Within 30 days following any Change of Control, unless we have exercised our option to redeem all the Notes as described under "--Optional Redemption", we will mail a notice to each noteholder with a copy to the Trustee (the "Change of Control Offer") stating:

   (1) that a Change of Control has occurred and that such noteholder has the right to require us to purchase such noteholder's Notes at a purchase price in cash equal to 101% of the principal amount thereof on the date of purchase, plus accrued and unpaid interest, if any, to the date of purchase (subject to the right of noteholders of record on the relevant record date to receive interest on the relevant interest payment date);

   (2) the circumstances and relevant facts regarding such Change of Control (including information with respect to pro forma historical income, cash flow and capitalization, in each case after giving effect to such Change of Control);

   (3) the purchase date (which shall be no earlier than 30 days nor later than 60 days from the date such notice is mailed); and

   (4) the instructions, as determined by us, consistent with the covenant described hereunder, that a noteholder must follow in order to have its Notes purchased.

   If the terms of the Credit Agreement prohibit the Company from making a Change of Control Offer or from purchasing the Notes pursuant thereto, prior to the mailing of the notice to noteholders described in the preceding paragraph, but in any event within 30 days following any Change of Control, the Company covenants to:

   (1) repay in full all indebtedness outstanding under the Credit Agreement or offer to repay in full all such indebtedness and repay the indebtedness of each lender who has accepted such offer; or

   (2) obtain the requisite consent under the Credit Agreement to permit the purchase of the Notes as described above.

   The Company must first comply with the covenant described above before it will be required to purchase Notes in the event of a Change of Control; provided, however, that the Company's failure to comply with the covenant described in the preceding sentence or to make a Change of Control Offer because of any such failure shall constitute a default in clause (4) under "--Defaults" below (and not under clause (2) thereof). As a result of the foregoing, a holder of the Notes may not be able to compel the Company to purchase the notes unless the Company is able at the time to refinance all indebtedness outstanding under the Credit Agreement or obtain requisite consents under the Credit Agreement.

   We will not be required to make a Change of Control Offer following a Change of Control if a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the Indenture applicable to a Change of Control Offer made by us and purchases all Notes validly tendered and not withdrawn under such Change of Control Offer or if the Company has exercised its option to redeem all the Notes pursuant to the provisions described under "--Optional Redemption".

   We will comply, to the extent applicable, with the requirements of Section 14(e) of the Exchange Act and any other securities laws or regulations in connection with the purchase of Notes as a result of a Change of Control. To the extent that the provisions of any securities laws or regulations conflict with the provisions of the covenant described hereunder, we will comply with the applicable securities laws and regulations and shall not be deemed to have breached our obligations under the covenant described hereunder by virtue of our compliance with such securities laws or regulations.

   The Change of Control purchase feature of the Notes may in certain circumstances make more difficult or discourage a sale or takeover of the Company and, thus, the removal of incumbent management. The Change of Control purchase feature is a result of negotiations between the Company and the Initial Purchaser. We have no present intention to engage in a transaction involving a Change of Control, although it is possible that we could decide to do so in the future. Subject to the limitations discussed below, we could, in the future, enter into certain transactions, including acquisitions, refinancings or other recapitalizations, that would not constitute a Change of Control under the Indenture, but that could increase the amount of indebtedness outstanding at such time or otherwise affect our capital structure or credit ratings. Restrictions on our ability to Incur additional Indebtedness are contained in the covenant described under "--Certain Covenants--Limitation on Indebtedness", which limitations may terminate as described under the first paragraph of "--Certain Covenants" below. Such restrictions can only be waived with the consent of the holders of a majority in principal amount of the Notes then outstanding. Except for the limitations contained in such covenant, however, the Indenture will not contain any covenants or provisions that may afford holders of the Notes protection in the event of a highly leveraged transaction.

   The Credit Agreement restricts the ability of CB Richard to pay dividends and make other distributions to us, and also provides that the occurrence of certain change of control events with respect to the Company would constitute a default thereunder. In the event a Change of Control occurs at a time when CB Richard is prohibited from paying dividends and making other distributions to us, we may seek the consent of the lenders to the purchase of Notes or may attempt to refinance the borrowings that contain such prohibition. If we do not obtain such a consent or repay such borrowings, we will be unable to obtain the funds necessary to purchase the Notes. In such case, our failure to offer to purchase Notes would constitute a Default under the Indenture, which would,

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in turn, constitute a default under the Credit Agreement. See "Risk
Factors--CBRE Holding may not have the ability to raise the funds necessary to finance a change of control offer."

   Future indebtedness that we may incur may contain prohibitions on the occurrence of certain events that would constitute a Change of Control or require the purchase of such indebtedness upon a Change of Control. Moreover, the exercise by the holders of their right to require us to purchase the Notes could cause a default under such indebtedness, even if the Change of Control itself does not, due to the financial effect of such purchase on us. Finally, our ability to pay cash to the holders of Notes following the occurrence of a Change of Control may be limited by our then existing financial resources. There can be no assurance that sufficient funds will be available when necessary to make any required purchases.

   The provisions under the Indenture relative to our obligation to make an offer to purchase the Notes as a result of a Change of Control may be waived or modified with the written consent of the holders of a majority in principal amount of the Notes.

Certain Covenants

   Set forth below are certain covenants contained in the Indenture. Following the first day that (a) the ratings assigned to the Notes by both of the Rating Agencies are Investment Grade Ratings and (b) no Default has occurred and is continuing under the Indenture (and notwithstanding that the Company may later cease to have an Investment Grade Rating from either or both Rating Agencies or default under the Indenture), the Company and its Restricted Subsidiaries will not be subject to the provisions of the Indenture described below under "Limitation of Indebtedness", "Limitation on Liens", "Limitation on Restricted Payments", "Limitation on Restrictions on Distributions from Restricted Subsidiaries", "Limitation on Sales of Assets and Subsidiary Stock", "Limitation on Affiliate Transactions", "Limitation on the Sale or Issuance of Capital Stock of Restricted Subsidiaries", "Conduct of Business" and clause (3) of the first paragraph under "Merger and Consolidation".

  Limitation on Indebtedness

   (a) The Company will not, and will not permit any Restricted Subsidiary to, Incur, directly or indirectly, any Indebtedness; provided, however, that the Company and its Restricted Subsidiaries will be entitled to Incur Indebtedness if, on the date of such Incurrence and after giving effect thereto no Default has occurred and is continuing and the Consolidated Coverage Ratio exceeds 2.25 to 1 if such Indebtedness is Incurred prior to June 1, 2003, or 2.5 to 1 if such Indebtedness is Incurred thereafter.

   (b) Notwithstanding the foregoing paragraph (a), the Company and the Restricted Subsidiaries will be entitled to Incur any or all of the following
Indebtedness:

   (1) Indebtedness Incurred pursuant to any Revolving Credit Facility; provided, however, that, immediately after giving effect to any such Incurrence, the aggregate principal amount of all Indebtedness Incurred under this clause (1) and then outstanding does not exceed the greater of (A) $100.0 million less the sum of all principal payments with respect to such Indebtedness pursuant to paragraph (a)(3)(A) of the covenant described under "Limitation on Sales of Assets and Subsidiary Stock" and (B) 80% of the book value of the accounts receivable of CB Richard and its Restricted Subsidiaries;

   (2) Indebtedness Incurred pursuant to any Term Loan Facility; provided, however, that, after giving effect to any such Incurrence, the aggregate principal amount of all Indebtedness Incurred under this clause (2) and then outstanding does not exceed $225.0 million less the aggregate sum of all principal payments actually made from time to time after the Issue Date with respect to such Indebtedness (other than principal payments made from any Refinancings thereof);

   (3) Indebtedness owed to and held by the Company or a Restricted Subsidiary; provided, however, that (A) any subsequent issuance or transfer of any Capital Stock which results in any such Restricted

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       Subsidiary ceasing to be a Restricted Subsidiary or any subsequent transfer of such Indebtedness (other than to the Company or a Restricted Subsidiary) shall be deemed, in each case, to constitute the Incurrence of such Indebtedness by the obligor thereon and (B) if the Company is the obligor on such Indebtedness, such Indebtedness is expressly subordinated to the prior payment in full in cash of all obligations with respect to the Notes;

   (4) the Notes and the Exchange Notes (other than any Additional Notes (except Additional Notes issued as PIK Interest in accordance with the terms of the Indenture));

   (5) Indebtedness of the Company and its Restricted Subsidiaries outstanding on the Issue Date (after giving effect to the Transactions) (other than Indebtedness described in clause (1), (2), (3) or (4) of this covenant);

   (6) Indebtedness of a Restricted Subsidiary Incurred and outstanding on or prior to the date on which such Subsidiary was acquired by the Company or any of its Restricted Subsidiaries (other than Indebtedness Incurred in connection with, or to provide all or any portion of the funds or credit support utilized to consummate, the transaction or series of related transactions pursuant to which such Subsidiary became a Subsidiary or was acquired by the Company or any of its Restricted Subsidiaries); provided, however, at the time of such acquisition and after giving effect thereto, the aggregate principal amount of all Indebtedness Incurred pursuant to this clause (6) and then outstanding does not exceed $10.0 million;

   (7) Refinancing Indebtedness in respect of Indebtedness Incurred pursuant to paragraph (a) or pursuant to clause (4), (5) or (6) or this clause (7); provided, however, that to the extent such Refinancing Indebtedness directly or indirectly Refinances Indebtedness of a Subsidiary Incurred pursuant to clause (6), such Refinancing Indebtedness shall be Incurred only by such Subsidiary;

   (8) Hedging Obligations entered into in the ordinary course of business and not for the purpose of speculation;

   (9) obligations in respect of letters of credit, performance, bid and surety bonds, completion guarantees, payment obligations in connection with self-insurance or similar requirements provided by the Company or any Restricted Subsidiary in the ordinary course of business;

  (10) Indebtedness arising from the honoring by a bank or other financial institution of a check, draft or similar instrument drawn against insufficient funds in the ordinary course of business; provided, however, that such Indebtedness is extinguished within five Business Days of its Incurrence;

  (11) any Guarantee by the Company or a Restricted Subsidiary of Indebtedness or other obligations of the Company or any of its Restricted Subsidiaries so long as the Incurrence of such Indebtedness by the Company or such Restricted Subsidiary is permitted under the terms of the Indenture (other than Indebtedness Incurred pursuant to clause (6) above);

  (12) Indebtedness arising from agreements providing for indemnification, adjustment of purchase price or similar obligations, in each case, Incurred or assumed in connection with the acquisition or disposition of any business, assets or a Subsidiary; provided, however, that (A) such Indebtedness is not reflected on the balance sheet of the Company or any Restricted Subsidiary (contingent obligations referred to in a footnote or footnotes to financial statements and not otherwise reflected on the balance sheet will not be deemed to be reflected on such balance sheet for purposes of this clause (A)) and (B) in the case of a disposition, the maximum liability in respect of such Indebtedness shall at no time exceed the gross proceeds including non-cash proceeds (the fair market value of such non-cash proceeds being determined at the time received and without giving effect to any subsequent changes in value) actually received by the Company or such Restricted Subsidiary in connection with such disposition;

  (13) Melody Permitted Indebtedness;

  (14) Purchase Money Indebtedness Incurred to finance the acquisition by the Company or any Restricted Subsidiary of any fixed or capital assets in the ordinary course of business in an aggregate principal

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       amount which, when taken together with all other Indebtedness Incurred pursuant to this clause (14) and then outstanding, does not exceed $10.0 million;

  (15) Indebtedness of Foreign Restricted Subsidiaries in an aggregate principal amount which, when taken together with all other Indebtedness of Foreign Restricted Subsidiaries Incurred pursuant to this clause (15) and then outstanding, does not exceed $15.0 million; and

  (16) Indebtedness of the Company or any Restricted Subsidiary in an aggregate principal amount which, when taken together with all other Indebtedness of the Company and the Restricted Subsidiaries outstanding on the date of such Incurrence (other than Indebtedness permitted by clauses (1) through (15) above or paragraph (a)), does not exceed $30.0 million.

   (c) Notwithstanding the foregoing, (i) the Company will not Incur any Indebtedness pursuant to the foregoing paragraph (b) if the proceeds thereof are used, directly or indirectly, to Refinance any Subordinated Obligations of the Company unless such Indebtedness shall be subordinated to the Notes to at least the same extent as such Subordinated Obligations and (ii) no Restricted Subsidiary will Incur any Indebtedness pursuant to the foregoing paragraph (b) if the proceeds thereof are used, directly or indirectly, to Refinance Indebtedness of the Company.

   (d) For purposes of determining compliance with this covenant, (1) in the event that an item of Indebtedness meets the criteria of more than one of the types of Indebtedness described above, the Company, in its sole discretion, will classify such item of Indebtedness at the time of Incurrence and only be required to include the amount and type of such Indebtedness in one of the above clauses (provided that any Indebtedness originally classified as Incurred pursuant to clause (b)(16) above may later be reclassified as having been Incurred pursuant to paragraph (a) above to the extent that such reclassified Indebtedness could be Incurred pursuant to paragraph (a) above at the time of such reclassification) and (2) the Company will be entitled to divide and classify an item of Indebtedness in more than one of the types of Indebtedness described above.

   (e) For purposes of determining compliance with any U.S. dollar restriction on the Incurrence of Indebtedness where the Indebtedness Incurred is denominated in a different currency, the amount of such Indebtedness will be the U.S. Dollar Equivalent determined on the date of the Incurrence of such Indebtedness, provided, however, that if any such Indebtedness denominated in a different currency is subject to a Currency Agreement with respect to U.S. dollars covering all principal, premium, if any, and interest payable on such Indebtedness, the amount of such Indebtedness expressed in U.S. dollars will be as provided in such Currency Agreement. The principal amount of any Refinancing Indebtedness Incurred in the same currency as the Indebtedness being Refinanced will be the U.S. Dollar Equivalent of the Indebtedness Refinanced, except to the extent that (1) such U.S. Dollar Equivalent was determined based on a Currency Agreement, in which case the Refinancing Indebtedness will be determined in accordance with the preceding sentence, and (2) the principal amount of the Refinancing Indebtedness exceeds the principal amount of the Indebtedness being Refinanced, in which case the U.S. Dollar Equivalent of such excess will be determined on the date such Refinancing Indebtedness is Incurred.

  Limitation on Liens

   The Company will not create, incur, assume or suffer to exist any Liens of any kind against or upon any property or assets of the Company or any of its Restricted Subsidiaries whether owned on the Issue Date or acquired after the Issue Date, or any proceeds therefrom, in each case, created or acquired to secure Indebtedness of the Company, unless, except in the case of Liens securing Indebtedness that is subordinate or junior in right of payment to the Notes which shall not be permitted, the Notes are equally and ratably secured, except for:

   (a) Liens existing as of the Issue Date to the extent and in the manner such Liens are in effect as of the Issue Date;

   (b) Liens securing the Notes and Liens securing Indebtedness guarantees of Indebtedness under the Credit Agreement;

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   (c) Liens of the Company or a Restricted Subsidiary of the Company on assets of any Subsidiary of the Company;

   (d) Liens securing Refinancing Indebtedness which is incurred to Refinance Indebtedness which has been secured by a Lien permitted under this Indenture and which has been incurred in accordance with the provisions of this Indenture; provided that such Liens (i) are no less favorable to the Holders and are no more favorable to the lienholders with respect to such Liens than the Liens in respect of the Indebtedness being Refinanced and (ii) do not extend to or cover any property or assets of the Company or any of its Subsidiaries not securing the Indebtedness so Refinanced; and

   (e) Permitted Liens.

  Limitation on Restricted Payments

   (a) The Company will not, and will not permit any Restricted Subsidiary, directly or indirectly, to make a Restricted Payment if at the time the Company or such Restricted Subsidiary makes such Restricted Payment:

   (1) a Default shall have occurred and be continuing (or would result therefrom);

   (2) the Company is not entitled to Incur an additional $1.00 of Indebtedness pursuant to paragraph (a) of the covenant described under "--Limitation on Indebtedness"; or

   (3) the aggregate amount of such Restricted Payment and all other Restricted Payments since the Issue Date would exceed the sum of (without duplication):

      (A) 50% of the Consolidated Net Income accrued during the period (treated as one accounting period) from the Issue Date to the end of the most recent fiscal quarter ended for which internal financial statements are available prior to the date of such Restricted Payment (or, in case such Consolidated Net Income shall be a deficit, minus 100% of such deficit); plus

      (B) 100% of the aggregate Net Cash Proceeds received by the Company from the issuance or sale of its Capital Stock (other than Disqualified Stock) subsequent to the Issue Date (other than an issuance or sale to a Subsidiary of the Company and other than an issuance or sale to an employee stock ownership plan or to a trust established by the Company or any of its Subsidiaries for the benefit of their employees) and 100% of any cash capital contribution received by the Company from its shareholders subsequent to the Issue Date; plus

      (C) the amount by which Indebtedness of the Company is reduced on the Company's or CB Richard's balance sheet upon the conversion or exchange (other than by a Subsidiary of the Company) subsequent to the Issue Date of any Indebtedness of the Company or CB Richard's convertible or exchangeable for Capital Stock (other than Disqualified Stock) of the Company or CB Richard's (less the amount of any cash, or the fair value of any other property, distributed by the Company or CB Richard's upon such conversion or exchange); plus

      (D) an amount equal to the sum of (x) the net reduction in the Investments (other than Permitted Investments) made by the Company or any Restricted Subsidiary in any Person resulting from repurchases, repayments or redemptions of such Investments by such Person, proceeds realized on the sale of such Investment and proceeds representing the return of capital (excluding dividends and distributions), in each case received by the Company or any Restricted Subsidiary, and (y) to the extent such Person is an Unrestricted Subsidiary, the portion (proportionate to the Company's equity interest in such Subsidiary) of the fair market value of the net assets of such Unrestricted Subsidiary at the time such Unrestricted Subsidiary is designated a Restricted Subsidiary; provided, however, that the foregoing sum shall not exceed, in the case of any such Person or Unrestricted Subsidiary, the amount of Investments (excluding Permitted Investments) previously made (and treated as a Restricted Payment) by the Company or any Restricted Subsidiary in such Person or Unrestricted Subsidiary.

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   (b) The preceding provisions will not prohibit:

   (1) any Restricted Payment made out of the Net Cash Proceeds of the substantially concurrent sale of, or made by exchange for, Capital Stock of the Company (other than Disqualified Stock and other than Capital Stock issued or sold to a Subsidiary of the Company or an employee stock ownership plan or to a trust established by the Company or any of its Subsidiaries for the benefit of their employees) or a substantially concurrent cash capital contribution received by the Company from its shareholders; provided, however, that (A) such Restricted Payment shall be excluded in the calculation of the amount of Restricted Payments and
       (B) the Net Cash Proceeds from such sale or such cash capital contribution (to the extent so used for such Restricted Payment) shall be excluded from the calculation of amounts under clause (3)(B) of paragraph (a) above;

   (2) any purchase, repurchase, redemption, defeasance or other acquisition or retirement for value of Subordinated Obligations of the Company or a Restricted Subsidiary made by exchange for, or out of the proceeds of the substantially concurrent sale of, Indebtedness which is permitted to be Incurred pursuant to the covenant described under "--Limitation on Indebtedness"; provided, however, that such purchase, repurchase, redemption, defeasance or other acquisition or retirement for value shall be excluded in the calculation of the amount of Restricted Payments;

   (3) dividends paid within 60 days after the date of declaration thereof if at such date of declaration such dividend would have complied with this covenant; provided, however, that such dividend shall be included in the calculation of the amount of Restricted Payments;

   (4) repurchases of Capital Stock of the Company required under CB Richard's 401(k) plan as it existed as of the Issue Date; provided, however, that such repurchases shall be excluded from the calculation of the amount of Restricted Payments;

   (5) so long as, in the case of clause (I) below, no Default has occurred and is continuing, the repurchase or other acquisition of shares of Capital Stock of the Company or any of the Company's Subsidiaries from employees (including substantially full-time independent contractors), former employees, directors, former directors or consultants of the Company or any of its Subsidiaries (or permitted transferees of such employees, former employees, directors, former directors or consultants): (I) pursuant to the terms of the agreements (including employment agreements) or plans (or amendments thereto) approved by the Board of Directors under which such individuals purchase or sell or are granted the option to purchase or sell, shares of such Capital Stock; provided, however, that the aggregate amount of such repurchases and other acquisitions shall not exceed the sum of (A) $5.0 million, (B) the Net Cash Proceeds from the sale of Capital Stock to members of management, consultants or directors of the Company and its Subsidiaries that occurs after the Issue Date (to the extent the Net Cash Proceeds from the sale of such Capital Stock have not otherwise been applied to the payment of Restricted Payments by virtue of clause (3)(B) of paragraph (a) above) and (C) the cash proceeds of any "key man" life insurance policies that are used to make such repurchases or (II) in connection with the cancellation of Indebtedness owed to the Company or any of its Restricted Subsidiaries, the proceeds of such Indebtedness was used to purchase shares of Capital Stock of the Company; provided further, however, that (x) such repurchases and other acquisitions shall be excluded in the calculation of the amount of Restricted Payments and (y) the Net Cash Proceeds from such sale shall be excluded from the calculation of amounts under clause (3)(B) of paragraph (a) above;

   (6) Investments made by Melody in connection with the Melody Loan Arbitrage Facility or the Melody Mortgage Warehousing Facility; provided, however, that such Investments shall be excluded in the calculation of the amount of Restricted Payments;

   (7) payments required pursuant to the terms of the Merger Agreement to consummate the Merger; provided, however, that such payments shall be excluded in the calculation of the amount of Restricted Payments;

   (8) Restricted Payments in an aggregate amount which, when taken together with all Restricted Payments made pursuant to this clause (8) which have not been repaid, does not exceed $20.0 million; provided,

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       however, that (A) at the time of such Restricted Payments, no Default shall have occurred and be continuing (or result therefrom) and (B) such Restricted Payments shall be excluded in the calculation of the amount of Restricted Payments.

  Limitation on Restrictions on Distributions from Restricted Subsidiaries

   The Company will not, and will not permit any Restricted Subsidiary to, create or otherwise cause or permit to exist or become effective any consensual encumbrance or restriction on the ability of any Restricted Subsidiary to (a) pay dividends or make any other distributions on its Capital Stock to the Company or a Restricted Subsidiary or pay any Indebtedness owed to the Company,
(b) make any loans or advances to the Company or (c) transfer any of its property or assets to the Company, except:

(1) with respect to clauses (a), (b) and (c),

      (A) any encumbrance or restriction pursuant to an agreement of CB Richard or any of its Subsidiaries in effect at or entered into on the Issue Date;

      (B) any encumbrance or restriction contained in the terms of any Indebtedness Incurred pursuant to clause (b)(15) of the covenant described under "--Limitation on Indebtedness" or any agreement pursuant to which such Indebtedness was issued if (x) either (i) the encumbrance or restriction applies only in the event of and during the continuance of a payment default or a default with respect to a financial covenant contained in such Indebtedness or agreement or
          (ii) the Company determines at the time any such Indebtedness is Incurred (and at the time of any modification of the terms of any such encumbrance or restriction) that any such encumbrance or restriction will not materially affect the Company's ability to make principal or interest payments on the Notes and (y) the encumbrance or restriction is not materially more disadvantageous to the holders of the Notes than is customary in comparable financings or agreements (as determined by the Board of Directors in good faith);

      (C) any encumbrance or restriction with respect to a Restricted Subsidiary pursuant to an agreement relating to any Indebtedness Incurred by such Restricted Subsidiary on or prior to the date on which such Restricted Subsidiary was acquired by the Company or any of its Restricted Subsidiaries (other than Indebtedness Incurred as consideration in, or to provide all or any portion of the funds or credit support utilized to consummate, the transaction or series of related transactions pursuant to which such Restricted Subsidiary became a Restricted Subsidiary or was acquired by the Company) or any of its Restricted Subsidiaries and outstanding on such date;

      (D) any encumbrance or restriction pursuant to an agreement effecting a Refinancing of Indebtedness Incurred pursuant to an agreement referred to in clause (A), (B) or (C) of clause (1) of this covenant or this clause (D) or contained in any amendment to an agreement referred to in clause (A), (B) or (C) of clause (1) of this covenant or this clause (D); provided, however, that the encumbrances and restrictions with respect to such Restricted Subsidiary contained in any such refinancing agreement or amendment are no less favorable to the noteholders than encumbrances and restrictions with respect to such Restricted Subsidiary contained in such predecessor agreements; and

      (E) any encumbrance or restriction pursuant to applicable law; and

(2) with respect to clause (c) only,

      (A) any such encumbrance or restriction consisting of customary nonassignment provisions in leases governing leasehold interests to the extent such provisions restrict the transfer of the lease or the property leased thereunder;

      (B) restrictions contained in security agreements or mortgages securing Indebtedness of a Restricted Subsidiary to the extent such restrictions restrict the transfer of the property subject to such security agreements or mortgages;

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      (C) restrictions on the transfer of assets subject to any Lien permitted under the Indenture imposed by the holder of such Lien; and

      (D) any restriction with respect to a Restricted Subsidiary imposed pursuant to an agreement entered into for the sale or disposition of all or substantially all the Capital Stock or assets of such Restricted Subsidiary pending the closing of such sale or disposition.

  Limitation on Sales of Assets and Subsidiary Stock

   (a) The Company will not, and will not permit any Restricted Subsidiary to, directly or indirectly, consummate any Asset Disposition unless:

   (1) the Company or such Restricted Subsidiary receives consideration at the time of such Asset Disposition at least equal to the fair market value (including as to the value of all non-cash consideration), as determined in good faith by the Board of Directors, of the shares and assets subject to such Asset Disposition;

   (2) at least 80% of the consideration thereof received by the Company or such Restricted Subsidiary is in the form of cash or cash equivalents; and

   (3) an amount equal to 100% of the Net Available Cash from such Asset Disposition is applied by the Company (or such Restricted Subsidiary, as the case may be)

      (A) first, to the extent the Company elects (or is required by the terms of any Indebtedness), to prepay, repay, redeem or purchase Indebtedness (other than any Disqualified Stock) of CB Richard or any Wholly Owned Subsidiary (in each case other than Indebtedness owed to the Company or an Affiliate of the Company) within fifteen months from the later of the date of such Asset Disposition or the receipt of such Net Available Cash;

      (B) second, to the extent of the balance of such Net Available Cash after application in accordance with clause (A), to the extent the Company elects, to acquire Additional Assets within one year from the later of the date of such Asset Disposition or the receipt of such Net Available Cash; and

      (C) third, to the extent of the balance of such Net Available Cash after application in accordance with clauses (A) and (B), to make an offer to the holders of the Notes (and to holders of other unsubordinated Indebtedness of the Company designated by the Company) to purchase Notes (and such other unsubordinated Indebtedness of the Company) pursuant to and subject to the conditions contained in the Indenture;

       provided, however, that in connection with any prepayment, repayment or purchase of Indebtedness pursuant to clause (A) or (C) above, the Company or such Restricted Subsidiary shall permanently retire such Indebtedness and shall cause the related loan commitment (if any) to be permanently reduced in an amount equal to the principal amount so prepaid, repaid or purchased.

   Notwithstanding the foregoing provisions of this covenant, the Company and the Restricted Subsidiaries will not be required to apply any Net Available Cash in accordance with this covenant except to the extent that the aggregate Net Available Cash from all Asset Dispositions which is not applied in accordance with this covenant exceeds $10.0 million. Pending application of Net Available Cash pursuant to this covenant, such Net Available Cash shall be invested in Temporary Cash Investments or applied to temporarily reduce revolving credit indebtedness.

   For the purposes of this covenant, the following are deemed to be cash or cash equivalents:

   (1) the assumption of Indebtedness of the Company or any Restricted Subsidiary and the release of the Company or such Restricted Subsidiary from all liability on such Indebtedness in connection with such Asset Disposition; and

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   (2) securities received by the Company or any Restricted Subsidiary from the transferee that are promptly converted by the Company or such Restricted Subsidiary into cash.

   (b) In the event of an Asset Disposition that requires the purchase of Notes (and other unsubordinated Indebtedness of the Company) pursuant to clause
(a)(3)(C) above, the Company will purchase Notes tendered pursuant to an offer by the Company for the Notes (and such other unsubordinated Indebtedness of the Company) at a purchase price of 100% of their principal amount (or, in the event such other unsubordinated Indebtedness of the Company was issued with significant original issue discount, 100% of the accreted value thereof) without premium, plus accrued but unpaid interest (or, in respect of such other unsubordinated Indebtedness of the Company, such lesser price, if any, as may be provided for by the terms of such unsubordinated Indebtedness of the Company) in accordance with the procedures (including prorating in the event of oversubscription) set forth in the Indenture. If the aggregate purchase price of the securities tendered exceeds the Net Available Cash allotted to their purchase, the Company will select the securities to be purchased on a pro rata basis but in round denominations. The Company shall not be required to make such an offer to purchase Notes (and other unsubordinated Indebtedness of the Company) pursuant to this covenant if the Net Available Cash available therefor is less than $10.0 million (which lesser amount shall be carried forward for purposes of determining whether such an offer is required with respect to the Net Available Cash from any subsequent Asset Disposition).

   (c) The Company will comply, to the extent applicable, with the requirements of Section 14(e) of the Exchange Act and any other securities laws or regulations in connection with the purchase of Notes pursuant to this covenant. To the extent that the provisions of any securities laws or regulations conflict with provisions of this covenant, the Company will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under this clause by virtue of its compliance with such securities laws or regulations.

  Limitation on Affiliate Transactions

   (a) The Company will not, and will not permit any Restricted Subsidiary to, enter into or permit to exist any transaction (including the purchase, sale, lease or exchange of any property, employee compensation arrangements or the rendering of any service) with, or for the benefit of, any Affiliate of the Company (an "Affiliate Transaction") unless:

   (1) the terms of the Affiliate Transaction are no less favorable to the Company or such Restricted Subsidiary than those that could be obtained at the time of the Affiliate Transaction in arm's-length dealings with a Person who is not an Affiliate;

   (2) if such Affiliate Transaction involves an amount in excess of $2.5 million, the terms of the Affiliate Transaction are set forth in writing and a majority of the directors of the Company disinterested with respect to such Affiliate Transaction have determined in good faith that the criteria set forth in clause (1) are satisfied and have approved the relevant Affiliate Transaction as evidenced by a resolution of the Board of Directors; and

   (3) if such Affiliate Transaction involves an amount in excess of $10.0 million, the Board of Directors shall also have received a written opinion from an Independent Qualified Party to the effect that such Affiliate Transaction is fair, from a financial standpoint, to the Company and its Restricted Subsidiaries or is not less favorable to the Company and its Restricted Subsidiaries than could reasonably be expected to be obtained at the time in an arm's-length transaction with a Person who was not an Affiliate.

   (b) The provisions of the preceding paragraph (a) will not prohibit:

   (1) any Investment (other than a Permitted Investment) or other Restricted Payment, in each case permitted to be made pursuant to the covenant described under "--Limitation on Restricted Payments";

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   (2) any issuance of securities, or other payments, awards or grants in cash, securities or otherwise pursuant to, or the funding of, employment arrangements, stock options and stock ownership plans approved by the Board of Directors;

   (3) loans or advances to employees or consultants in the ordinary course of business of the Company or its Restricted Subsidiaries, but in any event not to exceed $3.0 million in the aggregate outstanding at any one time;

   (4) the payment of reasonable fees and compensation to, or the provision of employee benefit arrangements and indemnity for the benefit of, directors, officers, employees and consultants of the Company and its Restricted Subsidiaries in the ordinary course of business;

   (5) any transaction between or among the Company, any Restricted Subsidiary or joint venture or similar entity which would constitute an Affiliate Transaction solely because the Company or a Restricted Subsidiary owns an equity interest in or otherwise controls such Restricted Subsidiary, joint venture or similar entity;

   (6) the issuance or sale of any Capital Stock (other than Disqualified Stock) of the Company;

   (7) the existence of, or the performance by the Company or any of its Restricted Subsidiaries of its obligations under the terms of any stockholders agreement (including any registration rights agreement or purchase agreement related thereto) or warrant agreement to which it is a party as of the Issue Date and any similar agreements which it may enter into thereafter; provided, however, that the existence of, or the performance by the Company or any of its Restricted Subsidiaries of obligations under any future amendment to any such existing agreement or under any similar agreement entered into after the Issue Date shall only be permitted by this clause (7) to the extent that the terms of any such amendment or new agreement are not otherwise disadvantageous to the noteholders in any material respect;

   (8) the payment of fees and other expenses to be paid by the Company or any of its Subsidiaries in connection with the Merger;

   (9) any agreement as in effect on the Issue Date and described in this offering circular or any renewals, extensions or amendments of any such agreement (so long as such renewals, extensions or amendments are not less favorable to the Company or the Restricted Subsidiaries) and the transactions evidenced thereby; and

  (10) transactions with customers, clients, suppliers or purchasers or sellers of goods or services in each case in the ordinary course of business and otherwise in compliance with the terms of the applicable Indenture which are fair to the Company or its Restricted Subsidiaries, in the reasonable determination of the Board of Directors of the Company or the senior management thereof, or are on terms at least as favorable as might reasonably have been obtained at such time from an unaffiliated party.

  Limitation on the Sale or Issuance of Capital Stock of Restricted
  Subsidiaries

   The Company:

   (1) will not, and will not permit any Restricted Subsidiary to, sell, lease, transfer or otherwise dispose of any Capital Stock of any Restricted Subsidiary to any Person (other than the Company, CB Richard or a Wholly Owned Subsidiary), and

   (2) will not permit any Restricted Subsidiary to issue any of its Capital Stock (other than, if necessary, shares of its Capital Stock constituting directors' or other legally required qualifying shares) to any Person (other than to the Company, CB Richard or a Wholly Owned Subsidiary),

   unless

      (A) immediately after giving effect to such issuance, sale or other disposition, neither the Company nor any of its Subsidiaries owns any Capital Stock of such Restricted Subsidiary; or

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      (B) immediately after giving effect to such issuance, sale or other disposition, such Restricted Subsidiary would no longer constitute a Restricted Subsidiary and any Investment in such Person (other than in the case of an Exempt Subsidiary) remaining after giving effect thereto is treated as a new Investment by the Company and such Investment would be permitted to be made under the covenant described under "--Limitation on Restricted Payments" if made on the date of such issuance, sale or other disposition.

  Merger and Consolidation

   The Company will not consolidate with or merge with or into, or convey, transfer or lease, in one transaction or a series of transactions, directly or indirectly, all or substantially all its assets to, any Person, unless:

   (1) the resulting, surviving or transferee Person (the "Successor Company") shall be a Person organized and existing under the laws of the United States of America, any State thereof or the District of Columbia and the Successor Company (if not the Company) shall expressly assume, by an indenture supplemental thereto, executed and delivered to the Trustee, in form reasonably satisfactory to the Trustee, all the obligations of the Company under the Notes and the Indenture;

   (2) immediately after giving pro forma effect to such transaction (and treating any Indebtedness which becomes an obligation of the Successor Company or any Subsidiary as a result of such transaction as having been Incurred by such Successor Company or such Subsidiary at the time of such transaction), no Default shall have occurred and be continuing;

   (3) immediately after giving pro forma effect to such transaction, the Successor Company would be able to Incur an additional $1.00 of Indebtedness pursuant to paragraph (a) of the covenant described under "--Limitation on Indebtedness"; and

   (4) the Company shall have delivered to the Trustee an Officers' Certificate and an Opinion of Counsel, each stating that such consolidation, merger or transfer and such supplemental indenture (if any) comply with the Indenture;

provided, however, that clause (3) will not be applicable to (A) a Restricted Subsidiary consolidating with, merging into or transferring all or part of its properties and assets to the Company or (B) the Company merging with an Affiliate of the Company solely for the purpose and with the sole effect of reincorporating the Company in another jurisdiction.

   The Successor Company will be the successor to the Company and shall succeed to, and be substituted for, and may exercise every right and power of, the Company under the Indenture, and the predecessor Company, except in the case of a lease, shall be released from the obligation to pay the principal of and interest on the Notes.

  Conduct of Business

   The Company will not, and will not permit its Restricted Subsidiaries to, engage in any business which is not a Related Business.

  SEC Reports

   Notwithstanding that the Company may not be subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act, the Company will file with the SEC and provide the Trustee and noteholders within 15 days after it files them with the SEC with such annual reports and such information, documents and other reports as are specified in Sections 13 and 15(d) of the Exchange Act and applicable to a U.S. corporation subject to such Sections, such information, documents and other reports to be so filed with the SEC at the times specified for the

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filings of such information, documents and reports under such Sections;
provided, however, that the Company shall not be so obligated to file such reports with the SEC if the SEC does not permit such filing, in which event the Company will make available such information to the Trustee and noteholders within 15 days after the time the Company would be required to file such information with the SEC if it were subject to Section 13 or 15(d) of the Exchange Act.

   In addition, the Company will furnish to the holders of the Notes and to prospective investors, upon the requests of such holders, any information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act so long as the Notes are not freely transferable under the Securities Act.

Defaults

   Each of the following is an Event of Default:

   (1) a default in the payment of interest on the Notes when due, continued for 30 days;

   (2) a default in the payment of principal of any Note when due at its Stated Maturity, upon redemption, upon required purchase, upon declaration of acceleration or otherwise;

   (3) the failure by the Company to comply with its obligations under "--Certain Covenants--Merger and Consolidation" above;

   (4) the failure by the Company to comply for 30 days after notice with any of its obligations in the covenants described above under "Change of Control" (other than a failure to purchase Notes) or under "--Certain Covenants" under "--Limitation on Indebtedness", "Limitation on Liens", "--Limitation on Restricted Payments", "--Limitation on Restrictions on Distributions from Restricted Subsidiaries", "--Limitation on Sales of Assets and Subsidiary Stock" (other than a failure to purchase Notes), "--Limitation on Affiliate Transactions", "--Limitation on the Sale or Issuance of Capital Stock of Restricted Subsidiaries", "--SEC Reports" or "Conduct of Business";

   (5) the failure by the Company to comply for 60 days after notice with its other agreements contained in the Indenture;

   (6) Indebtedness of the Company or any Significant Subsidiary is not paid within any applicable grace period after final maturity or is accelerated by the holders thereof because of a default and the total amount of such Indebtedness unpaid or accelerated exceeds $10.0 million (the "cross acceleration provision");

   (7) certain events of bankruptcy, insolvency or reorganization of the Company or any Significant Subsidiary (the "bankruptcy provisions"); or

   (8) any judgment or decree for the payment of money (other than judgments which are covered by enforceable insurance policies issued by solvent carriers) in excess of $10.0 million is entered against the Company or any Significant Subsidiary, remains outstanding for a period of 60 consecutive days following such judgment and is not discharged, waived or stayed within 10 days after notice (the "judgment default provision").

However, a default under clauses (4), (5) and (8) will not constitute an Event of Default until the Trustee or the holders of 25% in principal amount of the outstanding Notes notify the Company of the default and the Company does not cure such default within the time specified after receipt of such notice.

   If an Event of Default occurs and is continuing, the Trustee or the holders of at least 25% in principal amount of the outstanding Notes may declare the principal of and accrued but unpaid interest on all the Notes to be due and payable; provided, however, that so long as any Bank Indebtedness remains outstanding, no such acceleration shall be effective until the earlier of (1) five Business Days after the giving of written notice to the Company and the administrative agent (or similar agent if there is no administrative agent) under the Credit

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Agreement and (2) the day on which any Bank Indebtedness is accelerated. Upon such a declaration, such principal and interest shall be due and payable immediately. If an Event of Default relating to certain events of bankruptcy, insolvency or reorganization of the Company occurs and is continuing, the principal of and interest on all the Notes will ipso facto become and be immediately due and payable without any declaration or other act on the part of the Trustee or any holders of the Notes. Under certain circumstances, the holders of a majority in principal amount of the outstanding Notes may rescind any such acceleration with respect to the Notes and its consequences.

   Subject to the provisions of the Indenture relating to the duties of the Trustee, in case an Event of Default occurs and is continuing, the Trustee will be under no obligation to exercise any of the rights or powers under the Indenture at the request or direction of any of the holders of the Notes unless such holders have offered to the Trustee reasonable indemnity or security against any loss, liability or expense. Except to enforce the right to receive payment of principal, premium (if any) or interest when due, no holder of a Note may pursue any remedy with respect to the Indenture or the Notes unless:

   (1) such holder has previously given the Trustee notice that an Event of Default is continuing;

   (2) holders of at least 25% in principal amount of the outstanding Notes have requested the Trustee to pursue the remedy;

   (3) such holders have offered the Trustee reasonable security or indemnity against any loss, liability or expense;

   (4) the Trustee has not complied with such request within 60 days after the receipt thereof and the offer of security or indemnity; and

   (5) holders of a majority in principal amount of the outstanding Notes have not given the Trustee a direction inconsistent with such request within such 60-day period.

   Subject to certain restrictions, the holders of a majority in principal amount of the outstanding Notes are given the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or of exercising any trust or power conferred on the Trustee. The Trustee, however, may refuse to follow any direction that conflicts with law or the Indenture or that the Trustee determines is unduly prejudicial to the rights of any other holder of a Note or that would involve the Trustee in personal liability.

   If a Default occurs, is continuing and is known to the Trustee, the Trustee must mail to each holder of the Notes notice of the Default within 90 days after it occurs. Except in the case of a Default in the payment of principal of or interest on any Note, the Trustee may withhold notice if and so long as a committee of its trust officers determines that withholding notice is not opposed to the interest of the holders of the Notes. In addition, we are required to deliver to the Trustee, within 120 days after the end of each fiscal year, a certificate indicating whether the signers thereof know of any Default that occurred during the previous year. We are required to deliver to the Trustee, within 30 days after the occurrence thereof, written notice of any event which would constitute certain Defaults, their status and what action we are taking or propose to take in respect thereof.

Amendments and Waivers

   Subject to certain exceptions, the Indenture may be amended with the consent of the holders of a majority in principal amount of the Notes then outstanding (including consents obtained in connection with a tender offer or exchange for the Notes) and any past default or compliance with any provisions may also be waived with the consent of the holders of a majority in principal amount of the Notes then outstanding. However, without the consent of each holder of an outstanding Note affected thereby, an amendment or waiver may not, among other things:

   (1) reduce the amount of Notes whose holders must consent to an amendment;

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   (2) reduce the rate of or extend the time for payment of interest on any
       Note;

   (3) reduce the principal of or extend the Stated Maturity of any Note;

   (4) reduce the amount payable upon the redemption of any Note or change the time at which any Note may be redeemed as described under "--Optional Redemption" above;

   (5) make any Note payable in money other than that stated in the Note;

   (6) impair the right of any holder of the Notes to receive payment of principal of and interest on such holder's Notes on or after the due dates therefor or to institute suit for the enforcement of any payment on or with respect to such holder's Notes;

   (7) make any change in the amendment provisions which require each holder's consent or in the waiver provisions; or

   (8) make any change in the ranking or priority of any Note that would adversely affect the noteholders.

   Notwithstanding the preceding, without the consent of any holder of the Notes, the Company and Trustee may amend the Indenture:

   (1) to cure any ambiguity, omission, defect or inconsistency;

   (2) to provide for the assumption by a successor corporation of the obligations of the Company under the Indenture;

   (3) to provide for uncertificated Notes in addition to or in place of certificated Notes (provided that the uncertificated Notes are issued in registered form for purposes of Section 163(f) of the Code, or in a manner such that the uncertificated Notes are described in Section 163(f)(2)(B) of the Code);

   (4) to add guarantees with respect to the Notes or to secure the Notes;

   (5) to add to the covenants of the Company or any Restricted Subsidiary for the benefit of the holders of the Notes or to surrender any right or power conferred upon the Company or any Restricted Subsidiary;

   (6) to make any change that does not adversely affect the rights of any holder of the Notes; or

   (7) to comply with any requirement of the SEC in connection with the qualification of the Indenture under the Trust Indenture Act.

   The consent of the holders of the Notes is not necessary under the Indenture to approve the particular form of any proposed amendment. It is sufficient if such consent approves the substance of the proposed amendment.

   After an amendment under the Indenture becomes effective, we are required to mail to holders of the Notes a notice briefly describing such amendment. However, the failure to give such notice to all holders of the Notes, or any defect therein, will not impair or affect the validity of the amendment.

Transfer

   The Notes were issued in registered form and are transferable only upon the surrender of the Notes being transferred for registration of transfer. We may require payment of a sum sufficient to cover any tax, assessment or other governmental charge payable in connection with certain transfers and exchanges.

Defeasance

   At any time, we may terminate all our obligations under the Notes and the Indenture ("legal defeasance"), except for certain obligations, including those respecting the defeasance trust and obligations to register the transfer or exchange of the Notes, to replace mutilated, destroyed, lost or stolen Notes and to maintain a registrar and paying agent in respect of the Notes.

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   In addition, at any time we may terminate our obligations under "--Change of
Control" and under the covenants described under "--Certain Covenants" (other than the covenant described under "--Merger and Consolidation"), the operation of the cross acceleration provision, the bankruptcy provisions with respect to Significant Subsidiaries and the judgment default provision described under "--Defaults" above and the limitations contained in clause (3) under "--Certain Covenants--Merger and Consolidation" above ("covenant defeasance").

   We may exercise our legal defeasance option notwithstanding our prior exercise of our covenant defeasance option. If we exercise our legal defeasance option, payment of the Notes and the Guaranties may not be accelerated because of an Event of Default with respect thereto. If we exercise our covenant defeasance option, payment of the Notes may not be accelerated because of an Event of Default specified in clause (4), (6), (7) (with respect only to Significant Subsidiaries) or (8) under "--Defaults" above or because of the failure of the Company to comply with clause (3) under "--Certain Covenants--Merger and Consolidation" above.

   In order to exercise either of our defeasance options, we must irrevocably deposit in trust (the "defeasance trust") with the Trustee money or U.S. Government Obligations for the payment of principal and interest on the Notes to redemption or maturity, as the case may be, and must comply with certain other conditions, including delivery to the Trustee of an Opinion of Counsel to the effect that holders of the Notes will not recognize income, gain or loss for Federal income tax purposes as a result of such deposit and defeasance and will be subject to Federal income tax on the same amounts and in the same manner and at the same times as would have been the case if such deposit and defeasance had not occurred (and, in the case of legal defeasance only, such Opinion of Counsel must be based on a ruling of the Internal Revenue Service or other change in applicable Federal income tax law).

Concerning the Trustee

   State Street Bank and Trust Company of California, N.A. is the Trustee under the Indenture. We appointed State Street Bank and Trust Company of California, N.A. as Registrar and Paying Agent with regard to the Notes.

   The Indenture contains certain limitations on the rights of the Trustee, should it become a creditor of the Company, to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The Trustee is permitted to engage in other transactions; provided, however, if it acquires any conflicting interest it must either eliminate such conflict within 90 days, apply to the SEC for permission to continue or resign.

   The holders of a majority in principal amount of the outstanding Notes have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the Trustee, subject to certain exceptions. If an Event of Default occurs (and is not cured), the Trustee is required, in the exercise of its power, to use the degree of care of a prudent man in the conduct of his own affairs. Subject to such provisions, the Trustee is under no obligation to exercise any of its rights or powers under the Indenture at the request of any holder of Notes, unless such holder shall have offered to the Trustee security and indemnity satisfactory to it against any loss, liability or expense and then only to the extent required by the terms of the Indenture.

No Personal Liability of Directors, Officers, Employees and Stockholders

   No director, officer, employee, incorporator or stockholder of the Company has or will have any liability for any obligations of the Company under the Notes or the Indenture or for any claim based on, in respect of, or by reason of such obligations or their creation. Each holder of the Notes by accepting a Note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the Notes. Such waiver and release may not be effective to waive liabilities under the U.S. federal securities laws, and it is the view of the SEC that such a waiver is against public policy.

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Governing Law

   The Indenture and the Notes are governed by, and construed in accordance with, the laws of the State of New York.

Certain Definitions

   "Acquired Indebtedness" means Indebtedness of a Person or any of its Subsidiaries (a) existing at the time such Person becomes a Restricted Subsidiary of the Company or at the time it merges or consolidates with the Company or any of its Restricted Subsidiaries or (b) assumed in connection with the acquisition of assets from such Person and, in each case, not incurred by such Person in connection with, or in anticipation or contemplation of, such Person becoming a Restricted Subsidiary of the Company or such acquisition, merger or consolidation.

   "Additional Assets" means:

   (1) any property or other assets (other than Indebtedness and Capital Stock) used in a Related Business;

   (2) the Capital Stock of a Person that becomes a Restricted Subsidiary as a result of the acquisition of such Capital Stock by the Company or another Restricted Subsidiary; or

   (3) Capital Stock constituting a minority interest in any Person that at such time is a Restricted Subsidiary;

provided, however, that any such Restricted Subsidiary described in clause (2) or (3) above is primarily engaged in a Related Business.

   "Affiliate" of any specified Person means any other Person, directly or indirectly, controlling or controlled by or under direct or indirect common control with such specified Person. For the purposes of this definition, "control" when used with respect to any Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms "controlling" and "controlled" have meanings correlative to the foregoing. For purposes of the covenants described under "--Certain Covenants--Limitation on Restricted Payments", "--Certain Covenants --Limitation on Affiliate Transactions" and "--Certain Covenants--Limitation on Sales of Assets and Subsidiary Stock" only, "Affiliate" shall also mean any beneficial owner of Capital Stock representing 10% or more of the total voting power of the Voting Stock (on a fully diluted basis) of the Company or of rights or warrants to purchase such Capital Stock (whether or not currently exercisable) and any Person who would be an Affiliate of any such beneficial owner pursuant to the first sentence hereof.

   "Asset Disposition" means any sale, lease, transfer or other disposition (or series of related sales, leases, transfers or dispositions) by the Company or any Restricted Subsidiary, including any disposition by means of a merger, consolidation or similar transaction (each referred to for the purposes of this definition as a "disposition"), of:

   (1) any shares of Capital Stock of a Restricted Subsidiary (other than directors' qualifying shares or shares required by applicable law to be held by a Person other than the Company or a Restricted Subsidiary);

   (2) all or substantially all the assets of any division or line of business of the Company or any Restricted Subsidiary; or

   (3) any other assets of the Company or any Restricted Subsidiary outside of the ordinary course of business of the Company or such Restricted Subsidiary

(other than, in the case of clauses (1), (2) and (3) above,

      (A) a disposition by a Restricted Subsidiary to the Company or by the Company or a Restricted Subsidiary to a Restricted Subsidiary;

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      (B) for purposes of the covenant described under "--Certain
          Covenants--Limitation on Sales of Assets and Subsidiary Stock" only, a disposition that constitutes a Restricted Payment permitted by the covenant described under "--Certain Covenants--Limitation on Restricted Payments" or a Permitted Investment;

      (C) the sale by Melody of assets purchased and/or funded pursuant to the Melody Mortgage Warehousing Facility or the Melody Loan Arbitrage Facility;

      (D) any sale of Capital Stock in, or Indebtedness or other securities of, an Unrestricted Subsidiary;

      (E) a disposition of Temporary Cash Investments in the ordinary course of business;

      (F) the disposition of property or assets that are obsolete, damaged or worn out;

      (G) the lease or sublease of office space in the ordinary course of business;

      (H) sales by Melody of debt servicing rights not in excess of $5.0 million in the aggregate; and

      (I) a disposition of assets with a fair market value of less than $750,000 (a "de minimis disposition"), so long as the sum of such de minimis disposition plus all other de minimis dispositions previously made in the same calendar year does not exceed $3.0 million in the aggregate);

provided, however, that a disposition of all or substantially all the assets of the Company and its Restricted Subsidiaries taken as a whole will be governed by the provisions of the Indenture described above under the caption "--Change of Control" and/or the provisions described above under the caption "--Merger and Consolidation" and not by the provisions described above under the caption "--Limitation on Sales of Assets and Subsidiary Stock" covenant.

   "Attributable Debt" in respect of a Sale/Leaseback Transaction means, as at the time of determination, the present value (discounted at the interest rate borne by the Notes, compounded annually) of the total obligations of the lessee for rental payments during the remaining term of the lease included in such Sale/Leaseback Transaction (including any period for which such lease has been extended); provided, however, that if such Sale/Leaseback Transaction results in a Capital Lease Obligation, the amount of Indebtedness represented thereby will be determined in accordance with the definition of "Capital Lease Obligation".

   "Average Life" means, as of the date of determination, with respect to any Indebtedness, the quotient obtained by dividing:

   (1) the sum of the products of the number of years from the date of determination to the dates of each successive scheduled principal payment of or redemption or similar payment with respect to such Indebtedness multiplied by the amount of such payment by

   (2) the sum of all such payments.

   "Bank Indebtedness" means all Obligations pursuant to the Credit Agreement.

   "Board of Directors" means the Board of Directors of the Company or any committee thereof duly authorized to act on behalf of such Board.

   "Business Day" means each day other than a Saturday, Sunday or a day on which commercial banking institutions are authorized or required by law to close in New York City.

   "Capital Lease Obligation" means an obligation that is required to be classified and accounted for as a capital lease for financial reporting purposes in accordance with GAAP, and the amount of Indebtedness represented by such obligation shall be the capitalized amount of such obligation determined in accordance with GAAP; and the Stated Maturity thereof shall be the date of the last payment of rent or any other amount due under such lease prior to the first date upon which such lease may be terminated by the lessee without payment of a penalty.

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   "Capital Stock" of any Person means any and all shares, interests, rights to purchase, warrants, options, participations or other equivalents of or interests in (however designated) equity of such Person, including any Preferred Stock, but excluding any debt securities convertible into such equity.

   "Cash Equity Contributions" shall mean (a) the contribution to the Company of not less than $98,800,000 in cash in the form of equity (it being understood that (i) any contribution to the Company by RCBA of shares of common equity of CB Richard in excess of 2,345,900 shares will be considered a cash contribution by RCBA in an amount equal to $16.00 multiplied by the number of shares constituting such excess and a contribution of such amount from the Company to CB Richard and (ii) the transfer by designated managers of an aggregate of up to $2.6 million of deferred compensation plan account balances (currently reflected as cash surrender value of insurance policies, deferred compensation plan in the financial statements of CB Richard to stock fund units shall be deemed to be a cash contribution to the Company of the amount of such transfer and a contribution of such amount from the Company to CB Richard to the extent
(x) accounted for as equity of CB Richard and (y) such transfer of an account balance results in a transfer to CB Richard of cash from the trust relating to such deferred compensation plan) and (b) the contribution by the Company of the amount so received, together with the net proceeds from its sale of the Notes, to CB Richard as equity in exchange for Capital Stock (other than Disqualified Stock) of CB Richard.

   "Cash Interest" means cash interest payable on the Notes.

   "CB Richard" means CB Richard Ellis Services, Inc.

   "Code" means the Internal Revenue Code of 1986, as amended.

   "Consolidated Coverage Ratio" as of any date of determination means the ratio of (x) the aggregate amount of EBITDA for the period of the most recent four consecutive fiscal quarters for which internal financial statements are available ending prior to the date of such determination to (y) Consolidated Interest Expense for such four fiscal quarters; provided, however, that:

   (1) if the Company or any Restricted Subsidiary has Incurred any Indebtedness since the beginning of such period that remains outstanding or if the transaction giving rise to the need to calculate the Consolidated Coverage Ratio is an Incurrence of Indebtedness, or both, EBITDA and Consolidated Interest Expense for such period shall be calculated after giving effect on a pro forma basis to such Indebtedness as if such Indebtedness had been Incurred on the first day of such period;

   (2) if the Company or any Restricted Subsidiary has repaid, repurchased, defeased or otherwise discharged any Indebtedness since the beginning of such period or if any Indebtedness is to be repaid, repurchased, defeased or otherwise discharged (in each case other than Indebtedness Incurred under any revolving credit facility unless such Indebtedness has been permanently repaid and has not been replaced) on the date of the transaction giving rise to the need to calculate the Consolidated Coverage Ratio, EBITDA and Consolidated Interest Expense for such period shall be calculated on a pro forma basis as if such discharge had occurred on the first day of such period and as if the Company or such Restricted Subsidiary has not earned the interest income actually earned during such period in respect of cash or Temporary Cash Investments used to repay, repurchase, defease or otherwise discharge such Indebtedness;

   (3) if since the beginning of such period the Company or any Restricted Subsidiary shall have made any Asset Disposition, EBITDA for such period shall be reduced by an amount equal to EBITDA (if positive) directly attributable to the assets which are the subject of such Asset Disposition for such period, or increased by an amount equal to EBITDA (if negative), directly attributable thereto for such period and Consolidated Interest Expense for such period shall be reduced by an amount equal to the Consolidated Interest Expense directly attributable to any Indebtedness of the Company or any Restricted Subsidiary repaid, repurchased, defeased or otherwise discharged with respect to the

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       Company and its continuing Restricted Subsidiaries in connection with such Asset Disposition for such period (or, if the Capital Stock of any Restricted Subsidiary is sold, the Consolidated Interest Expense for such period directly attributable to the Indebtedness of such Restricted Subsidiary to the extent the Company and its continuing Restricted Subsidiaries are no longer liable for such Indebtedness after such sale);

   (4) if since the beginning of such period the Company or any Restricted Subsidiary (by merger or otherwise) shall have made an Investment in any Restricted Subsidiary (or any person which becomes a Restricted Subsidiary) or an acquisition of assets, including any acquisition of assets occurring in connection with a transaction requiring a calculation to be made hereunder, which constitutes all or substantially all of an operating unit of a business, EBITDA and Consolidated Interest Expense for such period shall be calculated after giving pro forma effect thereto (including the Incurrence of any Indebtedness) as if such Investment or acquisition occurred on the first day of such period; and

   (5) if since the beginning of such period any Person (that subsequently became a Restricted Subsidiary or was merged with or into the Company or any Restricted Subsidiary since the beginning of such period) shall have made any Asset Disposition, any Investment or acquisition of assets that would have required an adjustment pursuant to clause (3) or (4) above if made by the Company or a Restricted Subsidiary during such period, EBITDA and Consolidated Interest Expense for such period shall be calculated after giving pro forma effect thereto as if such Asset Disposition, Investment or acquisition occurred on the first day of such period.

   For purposes of this definition, whenever pro forma effect is to be given to an acquisition of assets, the amount of income or earnings relating thereto and the amount of Consolidated Interest Expense associated with any Indebtedness Incurred in connection therewith, the pro forma calculations shall be determined in good faith by a responsible financial or accounting officer of the Company (and shall include any applicable Pro Forma Cost Savings). If any Indebtedness bears a floating rate of interest and is being given pro forma effect, the interest on such Indebtedness shall be calculated as if the rate in effect on the date of determination had been the applicable rate for the entire period (taking into account any Interest Rate Agreement applicable to such Indebtedness if such Interest Rate Agreement has a remaining term in excess of 12 months).

   "Consolidated Interest Expense" means, for any period, the total interest expense of the Company and its consolidated Restricted Subsidiaries, plus, to the extent not included in such total interest expense, and to the extent incurred by the Company or its Restricted Subsidiaries, without duplication:

   (1) interest expense attributable to Capital Lease Obligations and the interest expense attributable to leases constituting part of a Sale/Leaseback Transaction;

   (2) amortization of debt discount and debt issuance cost;

   (3) capitalized interest;

   (4) non-cash interest expense;

   (5) commissions, discounts and other fees and charges owed with respect to letters of credit and bankers' acceptance financing;

   (6) net payments pursuant to Hedging Obligations in respect of Indebtedness;

   (7) Preferred Stock dividends in respect of all Preferred Stock held by Persons other than the Company or a Restricted Subsidiary (other than dividends payable solely in Capital Stock (other than Disqualified Stock) of the issuer of such Preferred Stock);

   (8) interest incurred in connection with Investments in discontinued operations;

   (9) interest accruing on any Indebtedness of any other Person to the extent such Indebtedness is Guaranteed by (or secured by the assets of) the Company or any Restricted Subsidiary; and

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  (10) the cash contributions to any employee stock ownership plan or similar trust to the extent such contributions are used by such plan or trust to pay interest or fees to any Person (other than the Company) in connection with Indebtedness Incurred by such plan or trust, and less, to the extent included in such total interest expense, (A) the amortization during such period of capitalized financing costs associated with the Transactions, (B) the amortization during such period of other capitalized financing costs; provided however, that the aggregate amount of amortization relating to any such other capitalized financing costs deducted in calculating Consolidated Interest Expense shall not exceed 3.5% of the aggregate amount of the financing giving rise to such capitalized financing costs and (C) interest expense relating to the Notes.

   "Consolidated Net Income" means, for any period, the sum of (1) the net income of the Company and its consolidated Subsidiaries and (2) to the extent deducted in calculating net income of the Company and its consolidated Subsidiaries, (A) any non-recurring fees, expenses or charges related to the Transactions, (B) any non-recurring charges related to one-time severance or lease termination costs incurred in connection with the Transactions and (C) for all purposes other than the making of a Restricted Payment by the Company (other than an Investment), interest expense relating to the Notes; provided, however, that there shall not be included in such Consolidated Net Income:

   (1) any net income of any Person (other than the Company) if such Person is not a Restricted Subsidiary, except that:

      (A) subject to the exclusion contained in clause (4) below, the Company's equity in the net income of any such Person for such period shall be included in such Consolidated Net Income up to the aggregate amount of cash actually distributed by such Person during such period to the Company or a Restricted Subsidiary as a dividend or other distribution (subject, in the case of a dividend or other distribution paid to a Restricted Subsidiary, to the limitations contained in clause (3) below); and

      (B) the Company's equity in a net loss of any such Person to the extent accounted for pursuant to the equity method of accounting for such period shall be included in determining such Consolidated Net Income;

   (2) any net income (or loss) of any Person acquired by the Company or a Subsidiary in a pooling of interests transaction for any period prior to the date of such acquisition;

   (3) any net income of any Restricted Subsidiary if such Restricted Subsidiary is subject to restrictions, directly or indirectly, on the payment of dividends or the making of distributions by such Restricted Subsidiary, directly or indirectly, to the Company other than, for all purposes except the making of a Restricted Payment (other than an Investment) by the Company, restrictions imposed by the terms of the Credit Agreement and the Senior Subordinated Notes, in each case, as in effect on the Issue Date or pursuant to Refinancing Indebtedness Incurred to refinance the Credit Agreement or Senior Subordinated Notes; provided, however, that that the encumbrances and restrictions with respect to such Restricted Subsidiary contained in any such refinancing agreement or amendment are no less favorable to the noteholders than encumbrances and restrictions with respect to the payment of dividends or the making of distributions to the Company contained in such predecessor agreements; and except that:

      (A) subject to the exclusion contained in clause (4) below, the Company's equity in the net income of any such Restricted Subsidiary for such period shall be included in such Consolidated Net Income up to the aggregate amount of cash actually distributed by such Restricted Subsidiary during such period to the Company or another Restricted Subsidiary as a dividend or other distribution (subject, in the case of a dividend or other distribution paid to another Restricted Subsidiary, to the limitation contained in this clause); and

      (B) the Company's equity in a net loss of any such Restricted Subsidiary for such period shall be included in determining such Consolidated Net Income;

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   (4) any gain (or loss) realized upon the sale or other disposition of any assets of the Company, its consolidated Subsidiaries or any other Person (including pursuant to any sale-and-leaseback arrangement) which is not sold or otherwise disposed of in the ordinary course of business and any gain (or loss) realized upon the sale or other disposition of any Capital Stock of any Person;

   (5) extraordinary gains or losses;

   (6) the cumulative effect of a change in accounting principles;

   (7) any income or losses attributable to discontinued operations (including operations disposed of during such periods whether or not such operations were classified as discontinued);

   (8) any restoration to income of any contingency reserve, except to the extent that provision for such reserve was made out of Consolidated Net Income accrued at any time following the Issue Date; and

   (9) if the Successor Company is not the Company, the aggregate net income (or loss) of such Successor Company prior to the consolidation, merger or transfer resulting in such Successor Company.

   Notwithstanding the foregoing, for the purposes of the covenant described under "--Certain Covenants--Limitation on Restricted Payments" only, there shall be excluded from Consolidated Net Income any repurchases, repayments or redemptions of Investments, proceeds realized on the sale of Investments or return of capital to the Company or a Restricted Subsidiary to the extent such repurchases, repayments, redemptions, proceeds or returns increase the amount of Restricted Payments permitted under such covenant pursuant to clause
(a)(3)(D) thereof.

   "Credit Agreement" means the Credit Agreement to be entered into among CB Richard, the Company, as guarantor, the lenders referred to therein, Credit Suisse First Boston, as Administrative Agent, Sole Lead Arranger and Sole Book Manager, and the Syndication Agent and Documentation Agent named therein, together with the related documents thereto (including the term loans and revolving loans thereunder, any guarantees and security documents), as amended, extended, renewed, restated, supplemented or otherwise modified (in whole or in part, and without limitation as to amount, terms, conditions, covenants and other provisions, including any amendment or modification that increases the amount of Indebtedness available to be borrowed thereunder) from time to time, and any agreement (and related document) governing Indebtedness incurred to Refinance, in whole or in part, the borrowings and commitments then outstanding or permitted to be outstanding under such Credit Agreement or a successor Credit Agreement, whether by the same or any other lender or group of lenders.

   "Currency Agreement" means in respect of a Person any foreign exchange contract, currency swap agreement or other similar agreement designed to protect such Person against fluctuations in currency values.

   "Default" means any event which is, or after notice or passage of time or both would be, an Event of Default.

   "Disqualified Stock" means, with respect to any Person, any Capital Stock which by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable at the option of the holder) or upon the happening of any event:

   (1) matures or is mandatorily redeemable pursuant to a sinking fund obligation or otherwise;

   (2) is convertible or exchangeable at the option of the holder for Indebtedness or Disqualified Stock; or

   (3) is mandatorily redeemable or must be purchased upon the occurrence of certain events or otherwise, in whole or in part;

in each case on or prior to the first anniversary of the Stated Maturity of the Notes; provided, however, that if such Capital Stock is issued to any employee or to any plan for the benefit of employees of the Company or its Subsidiaries or by any such plan to such employees, such Capital Stock shall not constitute Disqualified Stock

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solely because it may be required to be repurchased by the Company in order to satisfy obligations as a result of such employee's death or disability; and provided further, however, that any Capital Stock that would not constitute Disqualified Stock but for provisions thereof giving holders thereof the right to require such Person to purchase or redeem such Capital Stock upon the occurrence of an "asset sale" or "change of control" occurring prior to the first anniversary of the Stated Maturity of the Notes shall not constitute Disqualified Stock if:

   (1) the "asset sale" or "change of control" provisions applicable to such Capital Stock are not more favorable to the holders of such Capital Stock than the terms applicable to the Notes and described under "--Certain Covenants--Limitation on Sales of Assets and Subsidiary Stock" and "--Change of Control"; and

   (2) any such requirement only becomes operative after compliance with such terms applicable to the Notes, including the purchase of any Notes tendered pursuant thereto.

The amount of any Disqualified Stock that does not have a fixed redemption, repayment or repurchase price will be calculated in accordance with the terms of such Disqualified Stock as if such Disqualified Stock were redeemed, repaid or repurchased on any date on which the amount of such Disqualified Stock is to be determined pursuant to the Indenture; provided, however, that if such Disqualified Stock could not be required to be redeemed, repaid or repurchased at the time of such determination, the redemption, repayment or repurchase price will be the book value of such Disqualified Stock as reflected in the most recent financial statements of such Person.

   "EBITDA" for any period means the sum of Consolidated Net Income, plus the following to the extent deducted in calculating such Consolidated Net Income:

   (1) all income tax expense of the Company and its consolidated Restricted Subsidiaries;

   (2) Consolidated Interest Expense;

   (3) any non-recurring fees, expenses or charges related to any Equity Offering, Permitted Investment, acquisition or Incurrence of Indebtedness permitted to be Incurred by the Indenture (in each case, whether or not successful), including any such fees, expenses or charges related to the Transactions, in each case not exceeding $5.0 million in the aggregate for all such non-recurring fees, expenses and charges attributable to the same transaction or event (or group of related transactions or events);

   (4) depreciation and amortization expense of the Company and its consolidated Restricted Subsidiaries (excluding amortization expense attributable to a prepaid operating activity item that was paid in cash in a prior period);

   (5) all other non-cash losses, expenses and charges of the Company and its consolidated Restricted Subsidiaries (excluding any such non-cash loss, expense or charge to the extent that it represents an accrual of or reserve for cash expenditures in any future period); and

   (6) any non-recurring charges that are incurred and associated with the restructuring of the operations of the Company and its consolidated Subsidiaries announced prior to the Issue Date and implemented within 90 days after the Issue Date;

in each case for such period. Notwithstanding the foregoing, the provision for taxes based on the income or profits of, and the depreciation and amortization and non-cash charges of, a Restricted Subsidiary shall be added to Consolidated Net Income to compute EBITDA only to the extent (and in the same proportion) that the net income of such Restricted Subsidiary was included in calculating Consolidated Net Income and only if a corresponding amount would be permitted at the date of determination to be dividended to the Company by such Restricted Subsidiary without prior approval (that has not been obtained), pursuant to the terms of its charter and all agreements, instruments, judgments, decrees, orders, statutes, rules and governmental regulations applicable to such Restricted Subsidiary or its stockholders.

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   "Equity Offering" means any primary offering of Capital Stock of the Company or CB Richard (other than Disqualified Stock) to Persons who are not Affiliates of the Company other than (1) public offerings with respect to the Company's Common Stock registered on Form S-8 and (2) issuances upon exercise of options by employees of the Company or any of its Restricted Subsidiaries.

   "Exchange Act" means the Securities Exchange Act of 1934, as amended.

   "Exchange Notes" means the debt securities of the Company issued pursuant to the Indenture in exchange for, and in an aggregate principal amount at maturity equal to, the Notes, in compliance with the terms of the Notes Registration Rights Agreement.

   "Exempt Subsidiary" means any Restricted Subsidiary that shall have had aggregate EBITDA of less than $250,000 for the period of the most recent four consecutive fiscal quarters for which internal financial statements are available ending prior to the date of the issuance or sale of its Capital Stock giving rise to such determination; provided, however, that such sale or issuance is pursuant to a plan or program for the sale or issuance of Capital Stock a majority of which is sold to local management or to local strategic investors.

   "Facilities" means the Term Loan Facilities and the Revolving Credit Facilities.

   "Foreign Restricted Subsidiary" means any Restricted Subsidiary not incorporated or organized under the laws of the United States of America, any State thereof or the District of Columbia.

   "Freeman Spogli" means collectively, (1) FS Equity Partners III, L.P., (2) FS Equity Partners International L.P., (3) any investment fund that is affiliated with Freeman Spogli & Co. Incorporated and (4) Freeman Spogli & Co. Incorporated and any successor entity thereof controlled by the principals of Freeman Spogli & Co. Incorporated or any entity controlled by, or under common control with, Freeman Spogli & Co. Incorporated.

   "GAAP" means generally accepted accounting principles in the United States of America as in effect as of the Issue Date, including those set forth in:

   (1) the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants;

   (2) statements and pronouncements of the Financial Accounting Standards
       Board;

   (3) such other statements by such other entity as approved by a significant segment of the accounting profession; and

   (4) the rules and regulations of the SEC governing the inclusion of financial statements (including pro forma financial statements) in periodic reports required to be filed pursuant to Section 13 of the Exchange Act, including opinions and pronouncements in staff accounting bulletins and similar written statements from the accounting staff of the SEC.

   "Guarantee" means any obligation, contingent or otherwise, of any Person directly or indirectly guaranteeing any Indebtedness of any Person and any obligation, direct or indirect, contingent or otherwise, of such Person:

   (1) to purchase or pay (or advance or supply funds for the purchase or payment of) such Indebtedness of such Person (whether arising by virtue of partnership arrangements, or by agreements to keep-well, to purchase assets, goods, securities or services, to take-or-pay or to maintain financial statement conditions or otherwise); or

   (2) entered into for the purpose of assuring in any other manner the obligee of such Indebtedness of the payment thereof or to protect such obligee against loss in respect thereof (in whole or in part);

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provided, however, that the term "Guarantee" shall not include endorsements for collection or deposit in the ordinary course of business. The term "Guarantee" used as a verb has a corresponding meaning.

   "Hedging Obligations" of any Person means the obligations of such Person pursuant to any Interest Rate Agreement or Currency Agreement or similar agreement.

   "holder" or "noteholder" means the Person in whose name a Note is registered on the Registrar's books.

   "Incur" means issue, assume, Guarantee, incur or otherwise become liable for; provided, however, that any Indebtedness or Capital Stock of a Person existing at the time such Person becomes a Restricted Subsidiary (whether by merger, consolidation, acquisition or otherwise) shall be deemed to be Incurred by such Person at the time it becomes a Restricted Subsidiary. The term "Incurrence" when used as a noun shall have a correlative meaning. Solely for purposes of determining compliance with "--Certain Covenants--Limitation on Indebtedness", (1) amortization of debt discount or the accretion of principal with respect to a noninterest bearing or other discount security and (2) the payment of regularly scheduled interest in the form of additional Indebtedness of the same instrument or the payment of regularly scheduled dividends on Capital Stock in the form of additional Capital Stock of the same class and with the same terms will not be deemed to be the Incurrence of Indebtedness.

   "Indebtedness" means, with respect to any Person on any date of determination (without duplication):

   (1) the principal in respect of (A) indebtedness of such Person for money borrowed and (B) indebtedness evidenced by notes, debentures, bonds or other similar instruments for the payment of which such Person is responsible or liable, including, in each case, any premium on such indebtedness to the extent such premium has become due and payable;

   (2) all Capital Lease Obligations of such Person and all Attributable Debt in respect of Sale/Leaseback Transactions entered into by such Person;

   (3) all obligations of such Person issued or assumed as the deferred purchase price of property, all conditional sale obligations of such Person and all obligations of such Person under any title retention agreement (but excluding trade accounts payable arising in the ordinary course of business);

   (4) all obligations of such Person for the reimbursement of any obligor on any letter of credit, banker's acceptance or similar credit transaction (other than obligations with respect to letters of credit securing obligations (other than obligations described in clauses (1) through (3) above) entered into in the ordinary course of business of such Person to the extent such letters of credit are not drawn upon or, if and to the extent drawn upon, such drawing is reimbursed no later than the twentieth Business Day following payment on the letter of credit);

   (5) the amount of all obligations of such Person with respect to the redemption, repayment or other repurchase of any Disqualified Stock of such Person or, with respect to any Preferred Stock of any Subsidiary of such Person, the principal amount of such Preferred Stock to be determined in accordance with the Indenture (but excluding, in each case, any accrued dividends);

   (6) all obligations of the type referred to in clauses (1) through (5) of other Persons and all dividends of other Persons for the payment of which, in either case, such Person is responsible or liable, directly or indirectly, as obligor, guarantor or otherwise, including by means of any Guarantee;

   (7) all obligations of the type referred to in clauses (1) through (6) of other Persons secured by any Lien on any property or asset of such Person (whether or not such obligation is assumed by such Person), the amount of such obligation being deemed to be the lesser of the value of such property or assets and the amount of the obligation so secured; and

   (8) to the extent not otherwise included in this definition, Hedging Obligations of such Person.

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Notwithstanding the foregoing, in connection with the purchase by the Company or any Restricted Subsidiary of any business, the term "Indebtedness" will exclude post-closing payment adjustments to which the seller may become entitled to the extent such payment is determined by a final closing balance sheet or such payment depends on the performance of such business after the closing; provided, however, that, at the time of closing, the amount of any such payment is not determinable and, to the extent such payment thereafter becomes fixed and determined, the amount is paid within 30 days thereafter. Indebtedness of any Person shall include all Indebtedness of any partnership or other entity in which such Person is a general partner or other equity holder with unlimited liability other than Indebtedness which by its terms is non-recourse to such Person and its assets.

   The amount of Indebtedness of any Person at any date shall be the outstanding balance at such date of all unconditional obligations as described above and the maximum liability, upon the occurrence of the contingency giving rise to the obligation, of any contingent obligations at such date; provided, however, that the principal amount of any noninterest bearing or other discount security at any date will be the principal amount thereof that would be shown on a balance sheet of such Person dated such date prepared in accordance with GAAP.

   "Independent Qualified Party" means an investment banking firm, accounting firm or appraisal firm of national standing; provided, however, that such firm is not an Affiliate of the Company.

   "Interest Rate Agreement" means in respect of a Person any interest rate swap agreement, interest rate cap agreement or other financial agreement or arrangement designed to protect such Person against fluctuations in interest rates.

   "Investment" in any Person means any direct or indirect advance, loan (other than advances to customers in the ordinary course of business that are recorded as accounts receivable on the balance sheet of the lender) or other extensions of credit (including by way of Guarantee or similar arrangement) or capital contribution to (by means of any transfer of cash or other property to others or any payment for property or services for the account or use of others), or any purchase or acquisition of Capital Stock, Indebtedness or other similar instruments issued by such Person. Except as otherwise provided for herein, the amount of an Investment shall be its fair market value at the time the Investment is made and without giving effect to subsequent changes in value.

   For purposes of the definition of "Unrestricted Subsidiary", the definition of "Restricted Payment" and the covenant described under "--Certain Covenants--Limitation on Restricted Payments":

   (1) "Investment" shall include the portion (proportionate to the Company's equity interest in such Subsidiary) of the fair market value of the net assets of any Subsidiary of the Company at the time that such Subsidiary is designated an Unrestricted Subsidiary; provided, however, that upon a redesignation of such Subsidiary as a Restricted Subsidiary, the Company shall be deemed to continue to have a permanent "Investment" in an Unrestricted Subsidiary equal to an amount (if positive) equal to (A) the Company's "Investment" in such Subsidiary at the time of such redesignation less (B) the portion (proportionate to the Company's equity interest in such Subsidiary) of the fair market value of the net assets of such Subsidiary at the time of such redesignation; and

   (2) any property transferred to or from an Unrestricted Subsidiary shall be valued at its fair market value at the time of such transfer, in each case as determined in good faith by the Board of Directors.

   "Investment Grade Rating" means a rating equal to or higher than Baa3 (or the equivalent) and BBB- (or the equivalent) by Moody's Investors Service, Inc. (or any successor to the rating agency business thereof) and Standard & Poor's Ratings Group (or any successor to the rating agency business thereof), respectively.

   "Issue Date" means the date on which the Notes are initially issued.

   "Lien" means any mortgage, pledge, security interest, encumbrance, lien or charge of any kind (including any conditional sale or other title retention agreement or lease in the nature thereof).

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   "Melody" means L.J. Melody & Company, a Texas corporation.

   "Melody Loan Arbitrage Facility" means a credit facility provided to Melody by any depository bank in which Melody deposits payments relating to mortgage loans for which Melody is servicer prior to distribution of such payments to or for the benefit of the holders of such loans, so long as (1) Melody applies all proceeds of loans made under such credit facility to purchase Temporary Cash Investments and (2) all such Temporary Cash Investments purchased by Melody with the proceeds of loans thereunder (and proceeds thereof and distributions thereon) are pledged to the depository bank providing such credit facility, and such bank has a first priority perfected security interest therein, to secure loans made under such credit facility.

   "Melody Mortgage Warehousing Facility" means the credit facility provided by Residential Funding Corporation ("RFC") or any substantially similar facility extended to any Mortgage Banking Subsidiary in connection with any Mortgage Banking Activities, pursuant to which RFC or another lender makes loans to Melody, the proceeds of which loans are applied by Melody (or any Mortgage Banking Subsidiary) to fund commercial mortgage loans originated and owned by Melody (or any Mortgage Banking Subsidiary) subject to an unconditional, irrevocable (subject to customary exceptions) commitment to purchase such mortgage loans by the Federal Home Loan Mortgage Corporation, the Federal National Mortgage Association or any other quasi-federal governmental entity so long as loans made by RFC or such other lender to Melody (or any Mortgage Banking Subsidiary) thereunder are secured by a pledge of commercial mortgage loans made by Melody (or any Mortgage Banking Subsidiary) with the proceeds of such loans and RFC or such other lender has a perfected first priority security interest therein, to secure loans made under such credit facility.

   "Melody Permitted Indebtedness" means Indebtedness of Melody under the Melody Loan Arbitrage Facility, the Melody Mortgage Warehousing Facility and the Melody Working Capital Facility and Indebtedness of any Mortgage Banking Subsidiary under the Melody Mortgage Warehousing Facility that is, in all cases, non-recourse to the Company or any of its other Subsidiaries.

   "Melody Working Capital Facility" means a credit facility provided by a financial institution to Melody, so long as (1) the proceeds of loans thereunder are applied only to provide working capital to Melody, (2) loans under such credit facility are unsecured, and (3) the aggregate principal amount of loans outstanding under such credit facility at no time exceeds $1.0 million.

   "Merger" means the merger of BLUM CB Corp. with and into CB Richard pursuant to the Merger Agreement.

   "Merger Agreement" means the amended and restated agreement and plan of merger dated as of May 31, 2001, between CB Richard, the Company and Blum CB Corp., as such agreement may be further amended so long as such amendments are not adverse to holders of the Notes, and all other documents entered into or delivered in connection with the Merger Agreement.

   "Mortgage Banking Activities" means the origination by a Mortgage Banking Subsidiary of mortgage loans in respect of commercial and multi-family residential real property, and the sale or assignment of such mortgage loans and the related mortgages to another person (other than the Company or any of its Subsidiaries) within sixty days after the origination thereof; provided, however, that in each case prior to origination of any mortgage loan, the Company, CB Richard or a Mortgage Banking Subsidiary, as the case may be, shall have entered into a legally binding and enforceable purchase and sale agreement with respect to such mortgage loan with a person that purchases such loans in the ordinary course of business.

   "Mortgage Banking Subsidiary" means Melody and its subsidiaries that are engaged in Mortgage Banking Activities.

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   "Net Available Cash" from an Asset Disposition means cash payments received therefrom (including any cash payments received by way of deferred payment of principal pursuant to a note or installment receivable or otherwise and proceeds from the sale or other disposition of any securities received as consideration, but only as and when received, but excluding any other consideration received in the form of assumption by the acquiring Person of Indebtedness or other obligations relating to such properties or assets or received in any other noncash form), in each case net of:

   (1) all legal, accounting, investment banking and brokerage fees, title and recording tax expenses, commissions and other fees and expenses incurred, and all Federal, state, provincial, foreign and local taxes required to be accrued as a liability under GAAP, as a consequence of such Asset Disposition;

   (2) all payments made on any Indebtedness which is secured by any assets subject to such Asset Disposition, in accordance with the terms of any Lien upon or other security agreement of any kind with respect to such assets, or which must by its terms, or in order to obtain a necessary consent to such Asset Disposition, or by applicable law, be repaid out of the proceeds from such Asset Disposition;

   (3) all distributions and other payments required to be made to minority interest holders in Restricted Subsidiaries as a result of such Asset Disposition; and

   (4) the deduction of appropriate amounts provided by the seller as a reserve, in accordance with GAAP, against any liabilities associated with the property or other assets disposed in such Asset Disposition and retained by the Company or any Restricted Subsidiary after such Asset Disposition.

   "Net Cash Proceeds", with respect to any issuance or sale of Capital Stock, means the cash proceeds of such issuance or sale net of attorneys' fees, accountants' fees, underwriters' or placement agents' fees, discounts or commissions and brokerage, consultant and other fees actually incurred in connection with such issuance or sale and net of taxes paid or payable as a result thereof.

   "Notes Registration Rights Agreement" means the Notes Registration Rights Agreement dated July 20, 2001, among the Company and Credit Suisse First Boston Corporation.

   "Obligations" means with respect to any Indebtedness all obligations for principal, premium, interest, penalties, fees, indemnifications, reimbursements, and other amounts payable pursuant to the documentation governing such Indebtedness.

   "Permitted Co-investment" means any Investment by any Restricted Subsidiary which is formed solely to acquire up to 5% of the Capital Stock of any Person (a "Co-investment Entity") managed by such Restricted Subsidiary whose principal purpose is to invest, directly or indirectly, in commercial real estate; provided, however, that such Restricted Subsidiary is acting in such capacity pursuant to an arrangement substantially similar to arrangements entered into by Restricted Subsidiaries involved in such activities prior to the Issue Date.

   "Permitted Holders" means (1) RCBA and Freeman Spogli, (2) any member of senior management of the Company on the Issue Date and (3) DLJ Investment Funding, Inc. and its affiliates.

   "Permitted Investment" means an Investment by the Company or any Restricted Subsidiary in:

   (1) the Company, a Restricted Subsidiary or a Person that will, upon the making of such Investment, become a Restricted Subsidiary; provided, however, that (A) the primary business of such Restricted Subsidiary is a Related Business and (B) such Restricted Subsidiary is not restricted from making dividends or similar distributions by contract, operation of law or otherwise;

   (2) another Person if as a result of such Investment such other Person is merged or consolidated with or into, or transfers or conveys all or substantially all its assets to, the Company or a Restricted Subsidiary; provided, however, that such Person's primary business is a Related Business;

   (3) cash and Temporary Cash Investments;

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   (4) receivables owing to the Company or any Restricted Subsidiary if created or acquired in the ordinary course of business and payable or dischargeable in accordance with customary trade terms; provided, however, that such trade terms may include such concessionary trade terms as the Company or any such Restricted Subsidiary deems reasonable under the circumstances;

   (5) payroll, travel, moving and similar advances to cover matters that are expected at the time of such advances ultimately to be treated as expenses for accounting purposes and that are made in the ordinary course of business;

   (6) loans or advances to employees or independent contractors made in the ordinary course of business consistent with past practices of the Company or such Restricted Subsidiary;

   (7) loans or advances to clients and vendors made in the ordinary course of business consistent with past practices of the Company or such Restricted Subsidiary in an aggregate amount outstanding at any time not exceeding $1.5 million;

   (8) stock, obligations or securities received in settlement of debts created in the ordinary course of business and owing to the Company or any Restricted Subsidiary or in satisfaction of judgments;

   (9) any Person to the extent such Investment represents the non-cash portion of the consideration received for an Asset Disposition as permitted pursuant to the covenant described under "--Certain
       Covenants--Limitation on Sales of Assets and Subsidiary Stock";

  (10) any Person where such Investment was acquired by the Company or any of its Restricted Subsidiaries (a) in exchange for any other Investment or accounts receivable held by the Company or any such Restricted Subsidiary in connection with or as a result of a bankruptcy, workout, reorganization or recapitalization of the issuer of such other Investment or accounts receivable or (b) as a result of a foreclosure by the Company or any of its Restricted Subsidiaries with respect to any secured Investment or other transfer of title with respect to any secured Investment in default;

  (11) Hedging Obligations entered into in the ordinary course of the Company's or any Restricted Subsidiary's business and not for the purpose of speculation;

  (12) any Person to the extent such Investment replaces or refinances an Investment in such Person existing on the Issue Date or on the Issue Date in an amount not exceeding the amount of the Investment being replaced or refinanced; provided, however, the new Investment is on terms and conditions no less favorable than the Investment being renewed or replaced;

  (13) Investments in insurance on the life of any participant in any deferred compensation plan of the Company or CB Richard made in the ordinary course of business consistent with past practices of the Company or CB Richard;

  (14) Permitted Co-investments in an aggregate amount not exceeding (a) for the period from the day after the Issue Date to December 31, 2001, the excess of $20.0 million over the aggregate amount of all such Investments made in the period from January 1, 2001 to the Issue Date, and (b) $20.0 million in each calendar year thereafter; provided, however, that such Investments made in Co-investment Entities investing in countries that are not members of the Organization for Economic Co-operation and Development shall not exceed $5.0 million in any calendar year; provided further, however, that (x) at the time of such Investment, no Default shall have occurred and be continuing (or result therefrom) and (y) immediately after giving pro forma effect to such Investment, the Company would be able to Incur an additional $1.00 of Indebtedness pursuant to paragraph (a) of the covenant described under "--Limitation on Indebtedness"; and

  (15) so long as no Default shall have occurred and be continuing (or result therefrom), any Person in an aggregate amount which, when added together with the amount of all the Investments made pursuant to this clause (15) which at such time have not been repaid through repayments of loans or advances or other transfers of assets, does not exceed $15.0 million (with the fair market value of each Investment being measured at the time made and without giving effect to subsequent changes in value).

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   "Permitted Liens" means the following types of Liens:

   (1) any interest or title of a lessor under any Capital Lease Obligation; provided, however, that such Liens do not extend to any property or assets which is not leased property subject to such Capital Lease Obligation;

   (2) Liens securing Capital Lease Obligations and Purchase Money Indebtedness which may be incurred under clause (ix) of the definition of "Permitted Indebtedness"; provided, however, that in the case of Purchase Money Indebtedness (A) the Indebtedness shall not exceed the cost of such property or assets being acquired or constructed and shall not be secured by any property or assets of the Company or any Restricted Subsidiary of the Company other than the property and assets being acquired or constructed and (B) the Lien securing such Indebtedness shall be created within 180 days of such acquisition or construction;

   (3) Liens upon specific items of inventory or other goods and proceeds of any Person securing such Person's obligations in respect of bankers' acceptances issued or created for the account of such Person to facilitate the purchase, shipment or storage of such inventory or other goods;

   (4) Liens securing reimbursement obligations with respect to commercial letters of credit which encumber documents and other property relating to such letters of credit and products and proceeds thereof;

   (5) Liens securing Hedging Obligations which Hedging Obligations relate to Indebtedness that is otherwise permitted under this Indenture;

   (6) Liens securing Acquired Indebtedness incurred in accordance with the covenant described under "-- Limitation on Indebtedness"; provided, however, that (A) such Liens secured such Acquired Indebtedness at the time of and prior to the incurrence of such Acquired Indebtedness by the Company or a Restricted Subsidiary of the Company and were not granted in connection with, or in anticipation of, the incurrence of such Acquired Indebtedness by the Company or a Restricted Subsidiary of the Company and (B) such Liens do not extend to or cover any property or assets of the Company or of any of its Restricted Subsidiaries other than the property or assets that secured the Acquired Indebtedness prior to the time such Indebtedness became Acquired Indebtedness of the Company or a Restricted Subsidiary of the Company and are no more favorable to the lienholders than those securing the Acquired Indebtedness prior to the incurrence of such Acquired Indebtedness by the Company or a Restricted Subsidiary of the Company;

   (7) Liens on commercial mortgage loans originated and owned by Melody or any Mortgage Banking Subsidiary pursuant to the Melody Mortgage Warehousing Facility;

   (8) Liens on investments made by Melody in connection with the Melody Loan Arbitrage Facility to secure Indebtedness under the Melody Loan Arbitrage Facility, if such investments were acquired by Melody with the proceeds of such Indebtedness;

   (9) Liens for taxes, fees, assessments or other governmental charges not yet due or which are being contested in good faith by appropriate proceedings and as to which the Company or its Subsidiaries shall have set aside on its books such reserves as may be required pursuant to GAAP; and

  (10) statutory Liens of landlords and carriers', warehousemen's, mechanics', suppliers', materialmen's, repairmen or other like Liens arising in the ordinary course of business and securing obligations that are not due and payable or which are being contested in good faith by appropriate proceedings and as to which the Company or its Subsidiaries shall have set aside on its books such reserves or other appropriate provision, if any, as may be required pursuant to GAAP.

   "Person" means any individual, corporation, partnership, limited liability company, joint venture, association, joint-stock company, trust, unincorporated organization, government or any agency or political subdivision thereof or any other entity.

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   "PIK Interest" means pay-in-kind interest payable on all outstanding Notes for which Cash Interest is not paid, in the form of the issuance of Additional Notes.

   "Preferred Stock", as applied to the Capital Stock of any Person, means Capital Stock of any class or classes (however designated) which is preferred as to the payment of dividends or distributions, or as to the distribution of assets upon any voluntary or involuntary liquidation or dissolution of such Person, over shares of Capital Stock of any other class of such Person.

   "principal" of a Note means the principal of the Note plus the premium, if any, payable on the Note which is due or overdue or is to become due at the relevant time.

   "Pro Forma Cost Savings" means, with respect to any period, the reduction in costs that were

   (1) directly attributable to an asset acquisition and calculated on a basis that is consistent with Regulation S-X under the Securities Act in effect and applied as of the Issue Date, or

   (2) implemented by the business that was the subject of any such asset acquisition within six months of the date of the asset acquisition and that are supportable and quantifiable by the underlying accounting records of such business, as if, in the case of each of clause (1) and (2), all such reductions in costs had been effected as of the beginning of such period.

   "Purchase Money Indebtedness" means Indebtedness (including Capital Lease Obligations) (1) consisting of the deferred purchase price of property, conditional sale obligations, obligations under any title retention agreement, other purchase money obligations and obligations in respect of industrial revenue bonds or similar Indebtedness, in each case where the maturity of such Indebtedness does not exceed the anticipated useful life of the asset being financed, and (2) Incurred to finance the acquisition by the Company or a Restricted Subsidiary of such asset, including additions and improvements; provided, however, that any Lien arising in connection with any such Indebtedness shall be limited to the specified asset being financed or, in the case of real property or fixtures, including additions and improvements, the real property on which such asset is attached; provided further, however, that such Indebtedness is Incurred within 180 days after such acquisition of such assets by the Company or any Restricted Subsidiary.

   "Rating Agencies" means Standard and Poor's Ratings Group and Moody's Investors Service, Inc. or any successor to the respective rating agency business thereof.

   "RCBA" means (1) RCBA Strategic Partners, L.P., (2) BLUM Capital Partners, L.P. and its successors and (3) any investment fund that is affiliated with BLUM Capital Partners, L.P. or its successors.

   "Refinance" means, in respect of any Indebtedness, to refinance, extend, renew, refund, repay, prepay, redeem, defease or retire, or to issue other Indebtedness in exchange or replacement for, such indebtedness. "Refinanced" and "Refinancing" shall have correlative meanings.

   "Refinancing Indebtedness" means Indebtedness that Refinances any Indebtedness of the Company or any Restricted Subsidiary existing on the Issue Date or Incurred in compliance with the Indenture, including Indebtedness that Refinances Refinancing Indebtedness; provided, however, that:

   (1) such Refinancing Indebtedness has a Stated Maturity no earlier than the Stated Maturity of the Indebtedness being Refinanced;

   (2) such Refinancing Indebtedness has an Average Life at the time such Refinancing Indebtedness is Incurred that is equal to or greater than the Average Life of the Indebtedness being Refinanced; and

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   (3) such Refinancing Indebtedness has an aggregate principal amount (or if
       Incurred with original issue discount, an aggregate issue price) that is equal to or less than the aggregate principal amount (or if Incurred with original issue discount, the aggregate accreted value) then outstanding or committed (plus fees and expenses, including any premium and defeasance costs) under the Indebtedness being Refinanced;

provided further, however, that Refinancing Indebtedness shall not include (A) Indebtedness of a Restricted Subsidiary that Refinances Indebtedness of the Company or (B) Indebtedness of the Company or a Restricted Subsidiary that Refinances Indebtedness of an Unrestricted Subsidiary.

   "Related Business" means any business in which the Company or any of its Restricted Subsidiaries was engaged on the Issue Date and any business related, ancillary or complementary to any business of the Company or any of its Restricted Subsidiaries in which the Company or any of its Restricted Subsidiaries was engaged on the Issue Date.

   "Restricted Payment" with respect to any Person means:

   (1) the declaration or payment of any dividends or any other distributions of any sort in respect of its Capital Stock (including any payment in connection with any merger or consolidation involving such Person) or similar payment to the direct or indirect holders of its Capital Stock (other than dividends or distributions payable solely in its Capital Stock (other than Disqualified Stock) and dividends or distributions payable solely to the Company or a Restricted Subsidiary, and other than pro rata dividends or other distributions made by a Subsidiary that is not a Wholly Owned Subsidiary to minority stockholders (or owners of an equivalent interest in the case of a Subsidiary that is an entity other than a corporation));

   (2) the purchase, redemption or other acquisition or retirement for value of any Capital Stock of the Company held by any Person or of any Capital Stock of a Restricted Subsidiary held by any Affiliate of the Company (other than a Restricted Subsidiary), including the exercise of any option to exchange any Capital Stock (other than into Capital Stock of the Company that is not Disqualified Stock);

   (3) the purchase, repurchase, redemption, defeasance or other acquisition or retirement for value, prior to scheduled maturity, scheduled repayment or scheduled sinking fund payment of any Subordinated Obligations of such Person (other than the purchase, repurchase or other acquisition of Subordinated Obligations purchased in anticipation of satisfying a sinking fund obligation, principal installment or final maturity, in each case due within one year of the date of such purchase, repurchase or other acquisition); or

   (4) the making of any Investment (other than a Permitted Investment) in any Person.

   "Restricted Subsidiary" means any Subsidiary of the Company that is not an Unrestricted Subsidiary.

   "Revolving Credit Facility" means the revolving credit facility contained in the Credit Agreement and any other facility or financing arrangement that Refinances, in whole or in part, any such revolving credit facility.

   "Sale/Leaseback Transaction" means an arrangement relating to property owned by the Company or a Restricted Subsidiary on the Issue Date or thereafter acquired by the Company or a Restricted Subsidiary whereby the Company or a Restricted Subsidiary transfers such property to a Person and the Company or a Restricted Subsidiary leases it from such Person.

   "SEC " means the Securities and Exchange Commission.

   "Securities Act" means the Securities Act of 1933, as amended.

   "Senior Subordinated Notes" means the 111 1/4% Senior Subordinated Notes due June 15, 2011 of CB Richard.

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   "Significant Subsidiary" means CB Richard and any Restricted Subsidiary that would be a "Significant Subsidiary" of the Company within the meaning of Rule 1-02 under Regulation S-X promulgated by the SEC.

   "Stated Maturity" means, with respect to any security, the date specified in such security as the fixed date on which the final payment of principal of such security is due and payable, including pursuant to any mandatory redemption provision (but excluding any provision providing for the repurchase of such security at the option of the holder thereof upon the happening of any contingency unless such contingency has occurred).

   "Subordinated Obligation" means, with respect to a Person, any Indebtedness of such Person (whether outstanding on the Issue Date or thereafter Incurred) which is subordinate or junior in right of payment to the Notes of such Person pursuant to a written agreement to that effect.

   "Subsidiary" means, with respect to any Person, any corporation, association, partnership or other business entity of which more than 50% of the total voting power of shares of Voting Stock is at the time owned or controlled, directly or indirectly, by:

   (1) such Person;

   (2) such Person and one or more Subsidiaries of such Person; or

   (3) one or more Subsidiaries of such Person.

   "Temporary Cash Investments" means any of the following:

   (1) any investment in direct obligations of the United States of America or any agency thereof or obligations guaranteed by the United States of America or any agency thereof;

   (2) investments in time deposit accounts, bankers' acceptances, certificates of deposit and money market deposits maturing within one year of the date of acquisition thereof issued by a bank or trust company which is organized under the laws of the United States of America, any State thereof or any foreign country recognized by the United States of America, and which bank or trust company has capital, surplus and undivided profits aggregating in excess of $50.0 million (or the foreign currency equivalent thereof) and has outstanding debt which is rated "A" (or such similar equivalent rating) or higher by at least one nationally recognized statistical rating organization (as defined in Rule 436 under the Securities Act) or any money-market fund sponsored by a registered broker-dealer or mutual fund distributor;

   (3) repurchase obligations with a term of not more than 30 days for underlying securities of the types described in clause (1) above and clauses (4) and (5) below entered into with a bank meeting the qualifications described in clause (2) above;

   (4) investments in commercial paper, maturing not more than one year from the date of creation thereof, issued by a corporation (other than an Affiliate of the Company) organized and in existence under the laws of the United States of America or any foreign country recognized by the United States of America with a rating at the time as of which any investment therein is made of "P-1" (or higher) according to Moody's Investors Service, Inc. or "A-1" (or higher) according to Standard and Poor's Ratings Group;

   (5) investments in securities with maturities of one year or less from the date of acquisition issued or fully guaranteed by any state, commonwealth or territory of the United States of America, or by any political subdivision or taxing authority thereof, and rated at least "A" by Standard& Poor's Ratings Group or "A" by Moody's Investors Service, Inc.; and

   (6) other short-term investments utilized by Foreign Restricted Subsidiaries in accordance with normal investment practices for cash management in investments of a type analogous to the foregoing.

   "Term Loan Facility" means the term loan facilities contained in the Credit Agreement and any other facilities or financing arrangements that Refinance in whole or in part any such term loan facilities.

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   "Transactions" shall mean, collectively, the following transactions to occur on or prior to the Issue Date: (a) the consummation of the Merger, (b) the execution and delivery of the Credit Agreement and the initial borrowings thereunder, (c) the closing of the tender offer for and the receipt of the requisite consents in connection with the consent solicitation in respect of CB Richard's existing 8 7/8% Senior Subordinated Notes Due 2006, (d) the Cash Equity Contribution and (e) the payment of all fees and expenses then due and owing that are required to be paid on or prior to the Issue Date in connection with the offering of the Notes.

   "Unrestricted Subsidiary" means:

   (1) any Subsidiary of the Company that at the time of determination shall be designated an Unrestricted Subsidiary by the Board of Directors in the manner provided below; and

   (2) any Subsidiary of an Unrestricted Subsidiary.

   The Board of Directors may designate any Subsidiary of the Company (including any newly acquired or newly formed Subsidiary) to be an Unrestricted Subsidiary unless such Subsidiary or any of its Subsidiaries owns any Capital Stock or Indebtedness of, or holds any Lien on any property of, the Company or any other Subsidiary of the Company that is not a Subsidiary of the Subsidiary to be so designated; provided, however, that either (A) the Subsidiary to be so designated has total assets of $1,000 or less or (B) if such Subsidiary has assets greater than $1,000, such designation would be permitted under the covenant described under "--Certain Covenants--Limitation on Restricted Payments".

   The Board of Directors may designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided, however, that immediately after giving effect to such designation (A) the Company could Incur $1.00 of additional Indebtedness under paragraph (a) of the covenant described under "--Certain Covenants--Limitation on Indebtedness" and (B) no Default shall have occurred and be continuing. Any such designation by the Board of Directors shall be evidenced to the Trustee by promptly filing with the Trustee a copy of the resolution of the Board of Directors giving effect to such designation and an Officers' Certificate certifying that such designation complied with the foregoing provisions.

   "U.S. Dollar Equivalent" means with respect to any monetary amount in a currency other than U.S. dollars, at any time for determination thereof, the amount of U.S. dollars obtained by converting such foreign currency involved in such computation into U.S. dollars at the spot rate for the purchase of U.S. dollars with the applicable foreign currency as published in The Wall Street Journal in the "Exchange Rates" column under the heading "Currency Trading" on the date two Business Days prior to such determination.

   Except as described under "--Certain Covenants--Limitation on Indebtedness", whenever it is necessary to determine whether the Company has complied with any covenant in the Indenture or a Default has occurred and an amount is expressed in a currency other than U.S. dollars, such amount will be treated as the U.S. Dollar Equivalent determined as of the date such amount is initially determined in such currency.

   "U.S. Government Obligations" means direct obligations (or certificates representing an ownership interest in such obligations) of the United States of America (including any agency or instrumentality thereof) for the payment of which the full faith and credit of the United States of America is pledged and which are not callable at the issuer's option.

   "Voting Stock" of a Person means all classes of Capital Stock or other interests (including partnership interests) of such Person then outstanding and normally entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof.

   "Wholly Owned Subsidiary" means a Restricted Subsidiary all the Capital Stock of which (other than directors' qualifying shares and other than shares of Capital Stock of CB Richard issuable upon exercise of employee stock options outstanding on the Issue Date) is owned by the Company or one or more Wholly Owned Subsidiaries.

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                         BOOK ENTRY; DELIVERY AND FORM

Book-Entry Procedures for the Global Notes

   The exchange notes will initially be represented in the form of one or more global notes in definitive, fully-registered book-entry form, without interest coupons that will be deposited with or on behalf of The Depository Trust Company, or DTC, and registered in the name of DTC or its participants.

   Except as set forth below, the global notes may be transferred, in whole and not in part, solely to another nominee of DTC or to a successor of DTC or its nominee. Beneficial interests in the global notes may not be exchanged for notes in physical, certificated form except in the limited circumstances described below.

   The descriptions of the operations and procedures of DTC set forth below are provided solely as a matter of convenience. These operations and procedures are solely within the control of the settlement system of DTC and are subject to change by DTC from time to time. We take no responsibility for these operations or procedures, and investors are urged to contact DTC or its participants directly to discuss these matters.

   DTC has advised us that it is:

    . a limited purpose trust company organized under the laws of the State of New York;

    .  a "banking organization" within the meaning of the New York Banking Law;

    .  a member of the Federal Reserve System;

    . a "clearing corporation" within the meaning of the Uniform Commercial Code, as amended; and

    . a "clearing agency" registered under Section 17A of the Securities Exchange Act of 1934.

   DTC was created to hold securities for its participants and facilitates the clearance and settlement of securities transactions between participants through electronic book-entry changes to the accounts of its participants, which eliminates the need for physical transfer and delivery of certificates. DTC's participants include securities brokers and dealers; banks and trust companies; clearing corporations and specified other organizations. Indirect access to DTC's system is also available to other entities such as banks, brokers, dealers, and trust companies; these indirect participants clear through or maintain a custodial relationship with a participant, either directly or indirectly. Investors who are not participants may beneficially own securities held by or on behalf of DTC only through participants or indirect participants.

   So long as DTC or its nominee is the registered owner of a global note, DTC or the nominee, as the case may be, will be considered the sole owner or holder of the notes represented by the global note for all purposes under the indenture. Except as provided below, owners of beneficial interests in a global note:

    . will not be entitled to have notes represented by the global notes registered in their names;

    . will not receive or be entitled to receive physical delivery of certificated notes; and

    . will not be considered the owners or holders of the notes under the indenture for any purpose, including with respect to the giving of any direction, instruction or approval to the trustee under the indenture.

   Accordingly, each holder owning a beneficial interest in a global note must rely on the procedure of DTC and, if the holder is not a participant or an indirect participant, on the procedures of the participant through which the holder owns its interest, to exercise any rights of a holder of notes under the indenture or the global note. We understand that under existing industry practice, if we request any action of holders of notes or a holder that is an owner of a beneficial interest in a global note desires to take any action that DTC, as the holder of the global note, is entitled to take, then DTC would authorize the participants to take the action and the participants would authorize holders owning through participants to take the action or would otherwise act upon the instruction of

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the holders. Neither we nor the trustee will have any responsibility or liability for any aspect of the records relating to or payments made on account of notes by DTC, or for maintaining, supervising or reviewing any records of DTC relating to the notes.

   Payment with respect to the principal of, any premium, any liquidated damages, and interest on any notes represented by a global note registered in the name of DTC or its nominee on the applicable record date will be payable by the trustee to or at the direction of DTC or its nominee, in its capacity as the registered holder of the global note representing the notes under the indenture. Under the terms of the indenture, we and the trustee may treat the persons in whose names the notes, including the global notes, are registered as the owners of the notes for the purpose of receiving payment on the notes and for any and all other purposes whatsoever. Accordingly, neither we nor the trustee has or will have any responsibility or liability for the payment of amounts to owners of beneficial interests in a global note, including principal, any premium, any liquidated damages, and interest. Payments by the participants and the indirect participants to the owners of beneficial interests in a global note will be governed by standing instructions and customary industry practice and will be the responsibility of the participants or the indirect participants and DTC.

   Transfers between participants in DTC will be effected in accordance with DTC's procedures, and will be settled in same-day funds.

   Although DTC has agreed to the above procedures to facilitate transfers of interests in the global notes among its participants, it is under no obligation to perform or to continue to perform the procedures, and the procedures may be discontinued at any time. Neither we nor the trustee will have any responsibility for the performance by DTC or its respective participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

Certificated Notes

   If:

    . we notify the trustee in writing that DTC is no longer willing or able to act as a depository or DTC ceases to be registered as a clearing agency under the Securities Exchange Act of 1934 and a successor depository is not appointed within 90 days of the notice or cessation;

    . we, at our option, notify the trustee in writing that we elect to cause the issuance of notes in definitive form under the indenture; or

    . upon the occurrence of specified other events as provided in the indenture;

then, certificated notes will be issued to each person that DTC identifies as the beneficial owner of the notes represented by the global notes upon surrender by DTC of the global notes. Upon the issuance of certificated notes, the trustee is required to register certificated notes in the name of that person or persons, or their nominee, and cause the certified notes to be delivered to those persons.

   Neither we nor the trustee will be liable for any delay by DTC or any participant or indirect participant in identifying the beneficial owners of the related notes and each of those persons may conclusively rely on, and will be protected in relying on, instructions from DTC for all purposes, including with respect to the registration and delivery, and the respective principal amounts, of the notes to be issued.

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                       DESCRIPTION OF OTHER INDEBTEDNESS

   In connection with the merger, CB Richard Ellis Services entered into a new senior secured credit agreement described below and assumed the 11 1/4% senior subordinated notes due 2011 originally issued by BLUM CB Corp., which are described below.

CB Richard Ellis Services' Senior Secured Credit Facilities

   In connection with the merger and related transactions, CB Richard Ellis Services entered into a credit agreement for which Credit Suisse First Boston, or CSFB, will serve as the administrative and collateral agent, the bookrunner and the lead arranger. The senior credit facilities consist of the following:

    .  Tranche A term facility of up to $50.0 million;

    .  Tranche B term facility of up to $185.0 million; and

    . a revolving line of credit of up to $90.0 million, including revolving credit loans, letters of credit and a swingline loan subfacility.

   The senior secured credit facilities are jointly and severally guaranteed by CBRE Holding and certain of CB Richard Ellis Services' subsidiaries, including future domestic subsidiaries. The lenders also received a pledge of all of the equity interests of CB Richard Ellis Services and its significant domestic subsidiaries, including CB Richard Ellis, Inc., CBRE Investors, L.L.C. and L.J. Melody & Company, and 65% of the voting stock of CB Richard Ellis Services' foreign subsidiaries that are held directly by it or its domestic subsidiaries. Additionally, these lenders generally have a lien on substantially all of CB Richard Ellis Services' accounts receivables, cash, general intangibles, investment property and future acquired material property.

   The Tranche A term facility matures on July 20, 2007 and amortizes in equal quarterly installments in the following annual amounts: $7.5 million in years one and two and $8.75 million thereafter. The Tranche B term facility matures on June 20, 2008 and amortizes in equal quarterly installments in an annual amount equal to 1% of the outstanding principal amount on $185.0 million on the closing date, with the balance payable on the maturity date. The revolving line of credit terminates on July 20, 2007.

   Borrowings under the senior secured credit facilities bear interest at varying rates based, at CB Richard Ellis Services' option, on either LIBOR plus 3.25% or the alternate base rate plus 2.25%, in the case of Tranche A and the revolving facility, and LIBOR plus 3.75% or the alternate base rate plus 2.75%, in the case of Tranche B. The alternate base rate is the higher of (1) CSFB's prime rate or (2) the effective rate for federal funds plus one-half of one percent. After delivery of CB Richard Ellis Services' consolidated financial statements for the year ended December 31, 2001, the amount added to the LIBOR or the alternate base rate under the Tranche A and revolving facility will vary, from 2.50% to 3.25% for the LIBOR and from 1.50% to 2.25% for the alternate base rate, as determined by reference to our ratios of total debt less available cash to EBITDA.

   CB Richard Ellis Services is required to pay to the lenders under the senior secured credit facilities a commitment fee on the average unused portion of the revolving credit facility and a letter of credit fee on each letter of credit outstanding. CB Richard Ellis Services also is required to apply proceeds of sales of assets, issuances of equity, incurrences of debt and excess cash flow to the prepayment of the term loans, subject to limited exceptions, as well as excess cash flow to the lenders under the senior secured credit facilities.

   The credit agreement for the senior secured credit facilities contains customary restrictive covenants for a credit agreement, including, among others, limitations on the following activities by CBRE Holding, CB Richard Ellis Services and CB Richard Ellis Services' subsidiaries:

    .  dividends on, and redemptions and repurchases of, capital stock;

    .  prepayments, redemptions and repurchases of debt;

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    .  liens and sale-leaseback transactions;

    .  loans and investments;

    .  indebtedness;

    .  mergers, acquisitions and asset sales;

    .  transactions with affiliates;

    .  changes in lines of business; and

    .  capital expenditures.

   In addition, the credit agreement contains covenants that require CB Richard Ellis Services to maintain specified financial ratios, including the following ratios:

    .  total debt less available cash to EBITDA;

    . total senior debt less the outstanding principal amount of the 11 1/4% senior subordinated notes and less available cash to EBITDA;

    . EBITDA to interest expense plus expense associated with dividends paid to CBRE Holding to pay amounts due under the 16% senior notes due 2011; and

    . adjusted EBITDA to interest expense plus expense associated with dividends paid to CBRE Holding to pay amounts due under the 16% senior notes due 2011.

   The credit agreement also includes events of default that are typical for senior credit facilities and appropriate in the context of the merger and related transactions, including nonpayment of principal, interest, fees or reimbursement obligations with respect to letters of credit, violation of covenants, inaccuracy of representations and warranties in any material respect, cross default and cross-acceleration to certain other indebtedness and agreements, bankruptcy and insolvency events, material judgments and liabilities, defaults or judgments under ERISA and change of control. The occurrence of any of the events of default could result in acceleration of our obligations under the credit agreement and foreclosure on the collateral securing the obligations, which could have material adverse results to holders of the exchange and outstanding notes.

   This summary of the material provisions of the new credit agreement is qualified in its entirety by reference to all of the provisions of the credit agreement, which has been filed as an exhibit to the registration statement of which this prospectus forms a part. See "Where You Can Find Additional Information About Us."

CB Richard Ellis Services' 11 1/4% Senior Subordinated Notes Due 2011

   BLUM CB Corp. issued $229.0 million in aggregate principal amount of 11 1/4% senior subordinated notes due 2011 on June 7, 2001 for $225.6 million. In connection with the merger, CB Richard Ellis Services assumed the 11 1/4% senior subordinated notes and CBRE Holding and certain subsidiaries of CB Richard Ellis Services guaranteed the 11 1/4% senior subordinated notes. The
11 1/4% senior subordinated notes are CB Richard Ellis Services' unsecured senior subordinated obligations, and rank equally in right of payment with any of CB Richard Ellis Services' future senior subordinated unsecured indebtedness, but are subordinated to any senior indebtedness of CB Richard Ellis Services. The 11 1/4% senior subordinated notes are governed by an indenture between CBRE Holding, BLUM CB Corp. and State Street Bank and Trust Company of California, N.A., as trustee, and will mature in 2011.

   Interest accrues at a rate of 11 1/4% per year and is payable semiannually in arrears on June 15 and December 15, commencing on December 15, 2001. Interest accrues on the 11 1/4% senior subordinated notes from the date of original issuance or, if interest has already been paid, from the date it was most recently paid. Interest is computed on the basis of a 360-day year comprised of twelve 30-day months.

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   There are no mandatory sinking fund payments for the 11 1/4% senior subordinated notes. CB Richard Ellis Services may at any time and from time to time purchase the 11 1/4% senior subordinated notes in the open market or otherwise.

   CBRE Holding and certain subsidiaries of CB Richard Ellis Services guaranteed the 11 1/4% senior subordinated notes on a senior subordinated basis. The guarantees by the guarantors of the notes are subordinated to all of such guarantors' existing and future senior indebtedness, including guarantees by them of the senior credit facilities.

   Except as discussed below, the notes cannot be redeemed prior to June 15, 2006.

   Until June 15, 2004, the 11 1/4% senior subordinated notes may be redeemed on one or more occasions in an amount not to exceed 35% of the principal amount of all issued 11 1/4% senior subordinated notes at a redemption price of 111 1/4%, plus accrued and unpaid interest to the redemption date, with cash proceeds raised in public equity offerings, as long as:

    . at least 65% of the aggregate principal amount of the 11 1/4% senior subordinated notes, including any additional 11 1/4% senior subordinated notes, remains outstanding after each redemption:

    . if the money is raised in an equity offering by CBRE Holding, then CBRE Holding must contribute to the issuer an amount sufficient to redeem the 11 1/4% senior subordinated notes; and

    . the 11 1/4% senior subordinated notes are redeemed within 90 days after the completion of the related equity offering.

   On and after June 15, 2006, all or a portion of the 11 1/4% senior subordinated notes will be redeemable at CB Richard Ellis Services' option, upon not less than 30 nor more than 60 days' notice. The redemption price, expressed as a percentage of the principal amount on the redemption date, will be as set forth in the table below, plus accrued and unpaid interest, if redeemed during the twelve-month period commencing June 15 of the year below:

               Year                                    Percentage
               ----                                    ----------
               2006...................................  105.625%
               2007...................................  103.750
               2008...................................  101.875
               2009 and thereafter....................  100.000

   In the event of a change of control, as defined in the indenture, CB Richard Ellis Services will be obligated to make an offer to purchase all outstanding 11 1/4% senior subordinated notes at a redemption price of 101% of the principal amount, plus accrued interest.

   The indenture governing the 11 1/4% senior subordinated notes contains customary restrictive covenants for high yield securities, including, among others, limitations on the following activities by CB Richard Ellis Services and its subsidiaries:

    .  incurrence of additional indebtedness;

    . payments of dividends or distributions to stockholders or the repurchase of equity or debt that is junior to the 11 1/4% senior subordinated notes;

    .  restrictions on distributions from subsidiaries;

    .  sales of assets and subsidiary stock;

    .  transactions with affiliates;

    .  issuance of subsidiary equity; and

    .  consolidation or merger.

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   The holders of the 11 1/4% senior subordinated notes have registration rights with respect to the 11 1/4% senior subordinated notes and the related guarantees. As a result, CB Richard Ellis Services and the guarantors have filed a registration statement with respect to an offer to exchange the outstanding 11 1/4% senior subordinated notes and related guarantees for 11 1/4% senior subordinated notes and related guarantees that have been registered under the Securities Act of 1933.

   This summary of the material provisions of the 11 1/4% senior subordinated notes is qualified in its entirety by reference to all of the provisions of the indenture governing the 11 1/4% senior subordinated notes, which has been filed as an exhibit to the registration statement of which this prospectus forms a part. See "Where You Can Find Additional Information About Us."


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                 CERTAIN U.S. FEDERAL INCOME TAX CONSEQUENCES

   The following summary describes the material U.S. federal income tax consequences of participation in the exchange offer and of the ownership and disposition of exchange notes. Except where noted, this summary deals only with United States Holders, as defined below, who acquire exchange notes pursuant to this exchange offer and who hold such exchange notes as capital assets. This summary does not deal with special circumstances such as those of dealers in securities or currencies, financial institutions, tax-exempt entities, traders in securities that elect the mark-to-market method of accounting for their securities holdings, insurance companies, persons holding the exchange notes as part of a hedging, integrated, conversion or constructive sale transaction or a straddle or United States Holders of the exchange notes whose "functional currency" is not the U.S. dollar. Furthermore, the discussion below is based upon the provisions of the Internal Revenue Code of 1986, as amended, which is referred to in this prospectus as the Code, and regulations, rulings and judicial decisions thereunder as of the date hereof, and such authorities may be repealed, revoked or modified, possibly retroactively, so as to result in U.S. federal income tax consequences different from those discussed below. If a partnership holds the exchange notes, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. Partners of a partnership holding the exchange notes should consult their own tax advisors.

   Persons considering the purchase, ownership or disposition of the exchange notes should consult their own tax advisors concerning the U.S. federal income tax consequences in light of their particular situations as well as any consequences arising under the laws of any other state, local or foreign taxing jurisdiction.

   As used in this prospectus, a "United States Holder" of the exchange notes is a holder that is (1) a citizen or resident of the United States, (2) a corporation or partnership created or organized in or under the laws of the United States or any political subdivision thereof, (3) an estate the income of which is subject to U.S. federal income taxation regardless of its source or
(4) a trust if (X) it is subject to the primary supervision of a court within the United States and one or more United States persons has the authority to control all substantial decisions of the trust or (Y) it has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a United States person. A "Non-United States Holder" is a holder that is not a United States Holder.

Exchange of Notes

   The exchange of outstanding notes for exchange notes in the exchange offer will not constitute a taxable event to holders. Consequently, no gain or loss will be recognized by a holder upon receipt of an exchange note, the holding period of the exchange note will include the holding period of the outstanding note and the basis of the exchange note will be the same as the basis of the outstanding note immediately before the exchange.

Allocation of Purchase Price Between Notes and Shares

   Each outstanding note was issued as part of an investment unit consisting of one 16% senior note due 2011 with a principal amount of $1,000 and 5.228 shares of Class A common stock of CBRE Holding. The purchase price of each unit was allocated between the outstanding note and the shares in proportion to their respective fair market values at the time of purchase. Such allocation established a United States Holder's initial tax basis in the outstanding notes and the shares. CBRE Holding allocated the purchase price of a unit as $916.35 to each outstanding note and $16.00 to each share of common stock. This position is binding on United States Holders who are initial holders of the investment units, but not on the Internal Revenue Service, unless a United States Holder explicitly discloses a contrary position on a statement attached to its timely filed U.S. federal income tax return for the taxable year in which a unit was acquired. Thus, absent such disclosure, a United States Holder should allocate the purchase price for a unit in accordance with the foregoing. The remainder of this discussion assumes that this allocation of the purchase price will be respected for U.S. federal income tax purposes. A United States Holder that is not an initial holder of an investment unit must make an allocation of tax basis based on the fair market value of the outstanding notes and the shares at the time of purchase.

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United States Holders

  Original Issue Discount

   The outstanding notes were issued with original issue discount, or OID, because a portion of the purchase price was allocated to the shares and because interest on the notes may be paid in kind. United States Holders of notes issued with OID are subject to special tax accounting rules. United States Holders of the exchange notes should be aware that they generally must include OID in gross income in advance of the receipt of cash attributable to that income. However, United States Holders of the exchange notes generally will not be required to include separately in income cash payments received on the exchange notes, even if denominated as interest. The amount of such OID will equal the difference between (1) the sum of all amounts payable on the exchange notes and (2) the issue price of the exchange notes. The issue price of the exchange notes will be the portion of the purchase price of a unit of securities allocable to the outstanding notes as of the original issuance, as discussed above.

   The amount of OID includible in income by a United States Holder of an exchange note is the sum of the daily portions of OID with respect to the exchange note for each day during the taxable year or portion of the taxable year in which such United States Holder held such exchange note, or "accrued OID." The "daily portion" is determined by allocating to each day in any accrual period a pro rata portion of the OID allocable to that accrual period. The "accrual period" for an exchange note may be six months or less and may vary in length over the term of the exchange note, provided that each scheduled payment of principal or interest occurs on the first day or the final day of an accrual period. The amount of OID allocable to any accrual period is an amount equal to the product of the exchange note's adjusted issue price at the beginning of such accrual period and its yield-to-maturity, determined on the basis of compounding at the close of each accrual period and properly adjusted for the length of the accrual period. OID allocable to a final accrual period is the difference between the amount payable at maturity and the adjusted issue price at the beginning of the final accrual period. The "adjusted issue price" of an exchange note at the beginning of any accrual period is equal to its issue price increased by the accrued OID for each prior accrual period and reduced by any payments made on such exchange note on or before the first day of the accrual period. Under these rules, a United States Holder will have to include in income increasingly greater amounts of OID in successive accrual periods. CBRE Holding is required to provide information returns stating the amount of OID accrued on exchange notes held of record by persons other than corporations and other exempt holders. In the event interest is paid in additional notes, the adjusted issue price of the exchange notes will be allocated between the exchange notes and the additional notes based upon their relative principal amounts.

  Market Discount

   If a United States Holder purchased an outstanding note for an amount that was less than its adjusted issue price, the amount of the difference will be treated as "market discount" for U.S. federal income tax purposes, unless such difference is less than a specified de minimis amount. Under the market discount rules, a United States Holder will be required to treat any principal payment on, or any gain on the sale, exchange, retirement or other disposition of, an exchange note as ordinary income to the extent of the market discount which has not previously been included in income and is treated as having accrued on such exchange note at the time of such payment or disposition. In addition, the United States Holder may be required to defer, until the maturity of the exchange note or its earlier disposition in a taxable transaction, the deduction of all or a portion of the interest expense on any indebtedness incurred or continued to purchase or carry such exchange note.

   Any market discount will be considered to accrue ratably during the period from the date of acquisition to the maturity date of the exchange note, unless the United States Holder elects to accrue on a constant interest method. A United States Holder of an exchange note may elect to include market discount in income currently as it accrues (on either a ratable or constant interest method), in which case the rule described above regarding deferral of interest deductions will not apply. This election to include market discount in income currently, once made, applies to all market discount obligations acquired on or after the first day of the first taxable year to which the election applies and may not be revoked without the consent of the IRS.

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  Acquisition Premium

   A United States Holder that purchased an outstanding note for an amount that is greater than its adjusted issue price but equal to or less than the sum of all amounts payable on the note after the purchase date will be considered to have purchased the outstanding note at an "acquisition premium." Under the acquisition premium rules, the amount of OID that the United States Holder must include in its gross income with respect to such note for any taxable year will be reduced by the portion of such acquisition premium properly allocable to such year.

  Sale, Exchange and Retirement of the Exchange Notes

   A United States Holder's tax basis in an exchange note will, in general, be the United States Holder's cost for the exchange note, increased by OID or market discount previously included in income by the United States Holder and reduced by any cash payments on the exchange note. Upon the sale, exchange, retirement or other disposition of an exchange note, a United States Holder will recognize gain or loss equal to the difference between the amount realized upon the sale, exchange, retirement or other disposition and the adjusted tax basis of the exchange note. Generally, such gain or loss will be capital gain or loss. Capital gains of individuals derived in respect of capital assets held for more than one year are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations.

  Applicable High Yield Discount Obligations

   Because (1) the yield-to-maturity on the exchange notes equals or exceeds the sum of (x) the "applicable federal rate," or the AFR, as determined under
Section 1274(d) of the Code, in effect for the calendar month in which the outstanding notes were issued and (y) 5 percentage points, (2) the maturity date of the exchange notes is more than 5 years from the date of issue and (3) the exchange notes have "significant" OID, the exchange notes will be considered "applicable high yield discount obligations." As a result, CBRE Holding will not be allowed to take a deduction for interest, including OID, accrued on the exchange notes for U.S. federal income tax purposes until such time as CBRE Holding actually pays such interest, including OID, in cash or in other property, other than stock or debt of CBRE Holding or a person deemed to be related to CBRE Holding under Section 453(f)(1) of the Code.

   Moreover, because the yield-to-maturity on the exchange notes exceeds the sum of (x) the AFR and (y) 6 percentage points (such excess is referred to in this prospectus as the disqualified yield), the deduction for interest, including OID, accrued on the exchange notes will be permanently disallowed, regardless of whether CBRE Holding actually pays such interest or OID in cash or in other property, for U.S. federal income tax purposes to the extent such interest or OID is attributable to the disqualified yield on the exchange notes, which is referred to as "dividend-equivalent interest."

   For purposes of the dividends-received deduction, the dividend-equivalent interest will be treated as a dividend to the extent it is deemed to have been paid out of CBRE Holding's current or accumulated earnings and profits. Accordingly, a United States Holder of exchange notes that is a corporation may be entitled, subject to applicable limitations, to take a dividends-received deduction with respect to any dividend-equivalent interest received by such corporate holder on such exchange notes.

Consequences to Non-United States Holders of the Exchange Notes

   The following discussion is a summary of certain U.S. federal income tax consequences that apply to a Non-United States Holder of the exchange notes. Special rules may apply to certain Non-United States Holders, such as certain United States expatriates, "controlled foreign corporations," "passive foreign investment companies," "foreign personal holding companies" and corporations that accumulate earnings to avoid U.S. federal income tax, that are subject to special treatment under the Code. Such entities should consult their own tax advisors to determine the U.S. federal, state, local and other tax consequences that may be relevant to them.


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   Under present U.S. federal income and estate tax law, and subject to the discussion below concerning backup withholding:

      (a) no withholding of U.S. federal income tax will be required with respect to the payment by CBRE Holding or any paying agent of principal or interest, which for purposes of this discussion includes OID, on an exchange note owned by a Non-United States Holder, provided that (1) the beneficial owner does not actually or constructively own 10% or more of the total combined voting power of all classes of CBRE Holding's capital stock that are entitled to vote within the meaning of section 871(h)(3) of the Code and the regulations thereunder, (2) the beneficial owner is not a controlled foreign corporation that is related to CBRE Holding through stock ownership,
   (3) the beneficial owner is not a bank whose receipt of interest on a note is described in section 881(c)(3)(A) of the Code and (4) the beneficial owner satisfies the statement requirement, as described generally below, set forth in section 871(h) and section 881(c) of the Code and the related regulations;

      (b) no withholding of U.S. federal income tax will be required with respect to any gain realized by a Non-United States Holder upon the sale, exchange or retirement of an exchange note; and

      (c) an exchange note beneficially owned by an individual who at the time of death is a Non-United States Holder will not be subject to U.S. federal estate tax as a result of such individual's death, provided that such individual does not actually or constructively own 10% or more of the total combined voting power of all classes of CBRE Holding's capital stock that are entitled to vote within the meaning of section 871(h)(3) of the Code and provided that the interest payments with respect to such exchange note would not have been, if received at the time of such individual's death, effectively connected with the conduct of a United States trade or business by such individual.

   To satisfy the requirement referred to in (a)(4) above, the beneficial owner of such exchange note, or a financial institution holding the exchange note on behalf of such owner, must provide, in accordance with specified procedures, CBRE Holding's paying agent with a statement to the effect that the beneficial owner is not a United States person. Currently, these requirements will be met if (1) the beneficial owner provides his name and address, and certifies, under penalties of perjury, that he is not a United States person, which certification may be made on an IRS Form W-8BEN, or (2) if the beneficial owner holds the exchange notes through certain foreign intermediaries or certain foreign partnerships, and the certification requirements of applicable U.S. Treasury regulations are satisfied. Special certification rules apply to certain Non-United States Holders that are entities rather than individuals.

   If a Non-United States Holder cannot satisfy the requirements of the "portfolio interest" exception described in (a) above, payments of premium, if any, and interest, including OID, made to such Non-United States Holder will be subject to a 30% withholding tax unless the beneficial owner of the exchange note provides CBRE Holding or its paying agent, as the case may be, with a properly executed (1) IRS Form W-8BEN claiming an exemption from or reduction in withholding under the benefit of a tax treaty or (2) IRS Form W-8ECI stating that interest paid on the exchange note is not subject to withholding tax because it is effectively connected with the beneficial owner's conduct of a trade or business in the United States. Alternative documentation may be applicable in certain situations.

   If a Non-United States Holder is engaged in a trade or business in the United States and interest, including OID, on the exchange note is effectively connected with the conduct of such trade or business, the Non-United States Holder, although exempt from the withholding tax discussed above, subject to applicable certification requirements, will be subject to U.S. federal income tax on such interest and OID on a net income basis in the same manner as if it were a United States Holder. In addition, if such holder is a foreign corporation, it may be subject to a branch profits tax equal to 30%, or a lesser rate under an applicable treaty, of its effectively connected earnings and profits for the taxable year, subject to adjustments. For this purpose, interest, including OID, on an exchange note will be included in such foreign corporation's earnings and profits.

   Any gain realized upon the sale, exchange, retirement or other disposition of an exchange note generally will not be subject to U.S. federal income tax unless (1) such gain or income is effectively connected with a trade or business in the United States of the Non-United States Holder, or (2) in the case of a Non-United States Holder who is an individual, such individual is present in the United States for 183 days or more in the taxable year of such sale, exchange, retirement or other disposition and certain other conditions are met.

Information Reporting and Backup Withholding on the Exchange Notes

   In general, information reporting requirements will apply to certain payments of principal and interest, including OID, paid on the exchange notes issued pursuant to this exchange offer and to the proceeds of the sale of the notes made to United States Holders other than certain exempt recipients, such as corporations. A backup withholding tax will apply to such payments if the United States Holder fails to provide a correct taxpayer identification number or certification of foreign or other exempt status or fails to report in full dividend and interest income.

   In general, no information reporting or backup withholding will be required with respect to payments made by CBRE Holding or any paying agent to Non-United States Holders if a statement described in (a)(4) under "Consequences to Non-United States Holders of the Exchange Notes" has been received and the payor does not have actual knowledge or reason to know that the beneficial owner is a United States person.

   In addition, provided the payor does not have actual knowledge or reason to know that the beneficial owner is a United States person, backup withholding and information reporting will not apply if payments of principal and interest, including OID, on an exchange note are paid or collected by a foreign office of a custodian, nominee or other foreign agent on behalf of the beneficial owner of such exchange note, or if a foreign office of a broker, as defined in applicable Treasury regulations, pays the proceeds of the sale of an exchange note to the owner of the note. If, however, such nominee, custodian, agent or broker is, for U.S. federal income tax purposes, a United States person, a controlled foreign corporation, a foreign person that derives 50% or more of its gross income for certain periods from the conduct of a trade or business in the United States, or a foreign partnership in which one or more United States persons, in the aggregate, own more than 50% of the income or capital interests in the partnership or which is engaged in a trade or business in the United States, such payments will not be subject to backup withholding but will be subject to information reporting, unless (1) such custodian, nominee, agent or broker has documentary evidence in its records that the beneficial owner is not a United States person and certain other conditions are met or (2) the beneficial owner otherwise establishes an exemption.

   Payments of principal and interest, including OID, on an exchange note paid to the beneficial owner of an exchange note by a United States office of a custodian, nominee or agent, or the payment by the United States office of a broker of the proceeds of sale of an exchange note, will be subject to both backup withholding and information reporting unless the beneficial owner provides the statement referred to above in (a)(4) of "Consequences to Non-United States Holders of the Exchange Notes" and the payor does not have actual knowledge or reason to know that the beneficial owner is a United States person or otherwise establishes an exemption.

                             PLAN OF DISTRIBUTION

   Each broker-dealer that receives exchange notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of the exchange notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of exchange notes received in exchange for outstanding notes where the outstanding notes were acquired as a result of market-making activities or other trading activities. We have agreed that, for a period of 180 days after the day the registered exchange offer expires, we will make this prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any resale.

   We will not receive any proceeds from any sale of exchange notes by broker-dealers. Exchange notes received by broker-dealers for their own accounts pursuant to the exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the exchange notes or a combination of these methods of resale, at market prices prevailing at the time of resale, at prices related to the prevailing market prices or negotiated prices. Any resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any broker-dealer or the purchasers of any exchange notes. Any broker-dealer that resells exchange notes that were received by it for its own account pursuant to the exchange offer and any broker or dealer that participates in a distribution of the exchange notes may be deemed to be an "underwriter" within the meaning of the Securities Act and any profit on any resale of exchange notes and any commissions or concessions received by these persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act.

   For a period of 180 days after the day the registered exchange offer expires, we will promptly send additional copies of this prospectus and any amendment or supplement to this prospectus to any broker-dealer that requests the documents in the letter of transmittal. We have agreed to pay all expenses incident to the exchange offer, including the expenses of one counsel for the holders of the outstanding notes, other than commissions or concessions of any brokers or dealers and will indemnify the holders of outstanding notes, including any broker-dealers, against certain liabilities, including liabilities under the Securities Act.

                                 LEGAL MATTERS

   The validity of the exchange notes will be passed upon for us Simpson Thacher & Bartlett, Palo Alto, California.

                                    EXPERTS

   The consolidated financial statements and schedule of CB Richard Ellis Services, Inc. as of December 31, 2000 and 1999 and for each of the three years in the period ended December 31, 2000 and the consolidated financial statements of CBRE Holding, Inc. as of June 30, 2001 and February 20, 2001 and for the period from February 20, 2001 (Inception) to June 30, 2001 included in this prospectus have been audited by Arthur Andersen LLP, independent public accountants, as stated in their reports appearing herein.

                      WHERE YOU CAN FIND MORE INFORMATION

   We have filed with the Securities and Exchange Commission a registration statement on Form S-4, which includes amendments, exhibits, schedules and supplements, under the Securities Act of 1933 and the rules and regulations under the Securities Act, for the registration of the exchange notes and offered by this prospectus and the guarantees of the exchange notes. Although this prospectus, which forms a part of the registration statement, contains all material information included in the registration statement, parts of the registration statement have been omitted from this prospectus as permitted by the rules and regulations of the SEC. For further information with respect to us and the exchange notes offered by this prospectus, please refer to the registration statement.

   Both CBRE Holding and CB Richard Ellis Services are currently subject to the information requirements of the Securities Exchange Act of 1934. Accordingly, each company files reports and other information with the SEC, unless and until it obtains an exemption from the requirement to do so. The registration statements and other reports or information can be inspected, and copies may be obtained, at the Public Reference Room of the SEC, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates, and at the regional public reference facility maintained by the SEC located at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Information on the operation of the Public Reference Room of the SEC may be obtained by calling the SEC at 1-800-SEC-0330. The SEC also maintains a website at http://www.sec.gov that contains reports, proxy and information statements and other information that CBRE Holding and CB Richard Ellis Services have filed electronically with the SEC.

   Furthermore, we have agreed that, even if we are not required to file periodic reports and other information with the SEC, for so long as any of the notes remain outstanding we will furnish to you and the trustee for the exchange notes the information that would be required to be furnished by us under Sections 13 and 15(d) of the Exchange Act.

                  INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
                       AND FINANCIAL STATEMENT SCHEDULE

                                                                                                        Page
                                                                                                        ----
CB Richard Ellis Services, Inc.:

   Consolidated Balance Sheets as of June 30, 2001 (Unaudited) and December 31, 2000...................  F-2

   Consolidated Statements of Operations for the three months and the six months ended June 30, 2001 and 2000 (Unaudited)..............................................................................  F-3

   Consolidated Statements of Cash Flows for the six months ended June 30, 2001 and 2000
     (Unaudited).......................................................................................  F-4

   Notes to Consolidated Financial Statements (Unaudited)..............................................  F-5

   Report of Independent Public Accountants............................................................ F-19

   Consolidated Balance Sheets as of December 31, 2000 and 1999........................................ F-20

   Consolidated Statements of Operations for the years ended December 31, 2000, 1999 and 1998.......... F-21

   Consolidated Statements of Cash Flows for the years ended December 31, 2000, 1999 and 1998.......... F-22

   Consolidated Statements of Stockholders' Equity for the years ended December 31, 2000, 1999 and
     1998.............................................................................................. F-23

   Consolidated Statements of Comprehensive Income for the years ended December 31, 2000, 1999 and 1998.......................................................................................... F-24

   Notes to Consolidated Financial Statements.......................................................... F-25

   Quarterly Results of Operations and Other Financial Data (Unaudited)................................ F-57

CBRE Holding, Inc.:

   Report of Independent Public Accountants............................................................ F-58

   Consolidated Balance Sheets as of June 30, 2001 and February 20, 2001............................... F-59

   Consolidated Statements of Operations for the three months ended June 30, 2001 (Unaudited) and for the period from February 20, 2001 (inception) to June 30, 2001.................................... F-60

   Consolidated Statement of Cash Flows for the period from February 20, 2001 (inception) to June 30,
     2001.............................................................................................. F-61

   Consolidated Statement of Stockholders' Equity for the period from February 20, 2001 (inception) to
     June 30, 2001..................................................................................... F-62

   Notes to Consolidated Financial Statements.......................................................... F-63

   Report of Independent Public Accountants............................................................ F-68

   Consolidated Balance Sheet as of February 20, 2001.................................................. F-69

   Notes to Consolidated Balance Sheet................................................................. F-70

                        CB RICHARD ELLIS SERVICES, INC.

                          CONSOLIDATED BALANCE SHEETS
            (dollars in thousands, except share and per share data)

                                                                                                        June 30,   December 31,
                                                                                                          2001         2000
                                                                                                       ----------- ------------
                                                                                                       (Unaudited)
                                                ASSETS
                                                ------

Current Assets:
   Cash and cash equivalents..........................................................................  $ 18,548     $ 20,854
   Receivables, less allowance for doubtful accounts of $11,993 and $12,631 at June 30, 2001 and
    December 31, 2000.................................................................................   149,811      176,908
   Prepaid expenses...................................................................................     9,693        8,017
   Deferred taxes, net................................................................................    13,023       11,139
   Other current assets...............................................................................     9,132        6,127
                                                                                                        --------     --------
      Total current assets............................................................................   200,207      223,045
Property and equipment, net...........................................................................    77,590       75,992
Goodwill, net of accumulated amortization of $63,726 and $56,417 at June 30, 2001 and December 31,
 2000.................................................................................................   412,379      423,975
Other intangible assets, net of accumulated amortization of $293,670 and $289,038 at June 30, 2001 and
 December 31, 2000....................................................................................    42,526       46,432
Cash surrender value of insurance policies, deferred compensation plan................................    69,508       53,203
Investment in and advances to unconsolidated subsidiaries.............................................    43,064       41,325
Deferred taxes, net...................................................................................    35,305       32,327
Prepaid pension costs.................................................................................    24,089       25,235
Other assets..........................................................................................    42,131       41,571
                                                                                                        --------     --------
      Total assets....................................................................................  $946,799     $963,105
                                                                                                        ========     ========

                                 LIABILITIES AND STOCKHOLDERS' EQUITY
                                 ------------------------------------

Current Liabilities:
   Accounts payable and accrued expenses..............................................................  $ 68,929     $ 83,673
   Compensation and employee benefits payable.........................................................    64,291       79,801
   Accrued bonus and profit sharing...................................................................    31,049      107,878
   Income taxes payable...............................................................................     6,377       28,260
   Short-term borrowings..............................................................................    12,017        9,215
   Current maturities of long-term debt...............................................................     1,129        1,378
                                                                                                        --------     --------
      Total current liabilities.......................................................................   183,792      310,205
Long-term debt:
   Senior subordinated notes, less unamortized discount of $1,542 and $1,664 at June 30, 2001 and
    December 31, 2000.................................................................................   173,458      173,336
   Revolving credit facility..........................................................................   225,000      110,000
   Other long-term debt...............................................................................    18,014       20,235
                                                                                                        --------     --------
      Total long-term debt............................................................................   416,472      303,571
Deferred compensation liability.......................................................................    87,680       80,503
Other liabilities.....................................................................................    28,407       29,739
                                                                                                        --------     --------
      Total liabilities...............................................................................   716,351      724,018
Minority interest.....................................................................................     2,817        3,748

Commitments and contingencies

Stockholders' Equity:
   Preferred stock, $0.01 par value; 8,000,000 shares authorized; no shares issued or outstanding.....        --           --
   Common stock, $0.01 par value; 100,000,000 shares authorized; 20,732,049 and 20,605,023 shares
    outstanding at June 30, 2001 and December 31, 2000................................................       218          217
   Additional paid-in capital.........................................................................   367,685      364,168
   Notes receivable from sale of stock................................................................   (11,636)     (11,847)
   Accumulated deficit................................................................................   (93,464)     (89,097)
   Accumulated other comprehensive loss...............................................................   (19,328)     (12,258)
   Treasury stock at cost, 1,072,155 shares at June 30, 2001 and December 31, 2000....................   (15,844)     (15,844)
                                                                                                        --------     --------
      Total stockholders' equity......................................................................   227,631      235,339
                                                                                                        --------     --------
      Total liabilities and stockholders' equity......................................................  $946,799     $963,105
                                                                                                        ========     ========

The accompanying notes are an integral part of these consolidated financial statements.

                        CB RICHARD ELLIS SERVICES, INC.

               CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
            (dollars in thousands, except share and per share data)

                                                       Three Months Ended June
                                                                  30            Six Months Ended June 30
                                                       ------------------------ ------------------------
                                                          2001         2000        2001         2000
                                                       -----------  ----------- -----------  -----------
Revenue:
   Leases............................................. $   112,980  $   140,451 $   216,146  $   240,204
   Sales..............................................      72,693       85,673     146,536      159,954
   Property and facilities management fees............      28,501       25,640      56,373       50,925
   Consulting and referral fees.......................      17,970       19,515      34,337       35,829
   Appraisal fees.....................................      19,709       19,082      38,545       35,366
   Loan origination and servicing fees................      16,124       13,777      30,936       23,040
   Investment management fees.........................      11,705        9,818      20,254       17,155
   Other..............................................       5,167        3,928      14,220       16,330
                                                       -----------  ----------- -----------  -----------
       Total revenue..................................     284,849      317,884     557,347      578,803

Costs and Expenses:
   Commissions, fees and other incentives.............     134,805      153,852     259,203      267,815
   Operating, administrative and other................     129,535      130,756     263,614      257,904
   Depreciation and amortization......................      11,446       10,731      23,142       21,300
   Merger-related and other nonrecurring
     charges..........................................       5,608           --       5,608           --
                                                       -----------  ----------- -----------  -----------
Operating income......................................       3,455       22,545       5,780       31,784
Interest income.......................................         692           92       1,492          581
Interest expense......................................       9,358       10,985      18,413       20,670
                                                       -----------  ----------- -----------  -----------
(Loss) income before (benefit) provision for
  income tax..........................................      (5,211)      11,652     (11,141)      11,695
(Benefit) provision for income tax....................      (3,690)       6,175      (6,774)       6,198
                                                       -----------  ----------- -----------  -----------
Net (loss) income..................................... $    (1,521) $     5,477 $    (4,367) $     5,497
                                                       ===========  =========== ===========  ===========
Basic (loss) earnings per share....................... $     (0.07) $      0.26 $     (0.20) $      0.26
                                                       ===========  =========== ===========  ===========
Weighted average shares outstanding for basic
  (loss) earnings per share...........................  21,328,247   20,879,218  21,318,949   20,849,244
                                                       ===========  =========== ===========  ===========
Diluted (loss) earnings per share..................... $     (0.07) $      0.26 $     (0.20) $      0.26
                                                       ===========  =========== ===========  ===========
Weighted average shares outstanding for diluted (loss)
  earnings per share..................................  21,328,247   20,906,117  21,318,949   20,879,026
                                                       ===========  =========== ===========  ===========


The accompanying notes are an integral part of these consolidated financial statements.

                        CB RICHARD ELLIS SERVICES, INC.

               CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)
                                (in thousands)

                                                                                           Six Months Ended
                                                                                               June 30
                                                                                         -------------------
                                                                                           2001       2000
                                                                                         ---------  --------
CASH FLOWS FROM OPERATING ACTIVITIES:
   Net (loss) income.................................................................... $  (4,367) $  5,497
   Adjustments to reconcile net (loss) income to net cash used in operating activities:
       Depreciation and amortization excluding deferred financing costs.................    23,142    21,300
       Gain on sale of properties, businesses and servicing rights......................    (9,728)   (5,027)
       Deferred compensation deferrals..................................................    15,127    13,999
   Decrease in receivables..............................................................    20,254    20,661
   Increase in cash surrender value of insurance policies, deferred compensation plan...   (16,305)  (17,240)
   Decrease in compensation and employee benefits payable and accrued bonus and
     profit sharing.....................................................................   (89,893)  (62,448)
   Decrease in accounts payable and accrued expenses....................................   (13,393)  (16,644)
   Decrease in income taxes payable.....................................................   (25,695)  (10,245)
   Decrease in other liabilities........................................................    (6,732)   (1,005)
   Other................................................................................       336       135
                                                                                         ---------  --------
       Net cash used in operating activities............................................  (107,254)  (51,017)
                                                                                         ---------  --------

CASH FLOWS FROM INVESTING ACTIVITIES:
   Purchases of property and equipment..................................................   (14,628)  (11,451)
   Proceeds from sale of properties, businesses and servicing rights....................     9,191    11,601
   Purchase of investments..............................................................    (5,484)  (11,311)
   Other investing activities, net......................................................       353      (956)
                                                                                         ---------  --------
       Net cash used in investing activities............................................   (10,568)  (12,117)
                                                                                         ---------  --------

CASH FLOWS FROM FINANCING ACTIVITIES:
   Proceeds from revolving credit facility..............................................   185,000   134,000
   Repayment of revolving credit facility...............................................   (70,000)  (72,000)
   Proceeds from (repayment of) senior notes and other loans, net.......................     1,315    (3,499)
   Other financing activities, net......................................................       602    (3,163)
                                                                                         ---------  --------
       Net cash provided by financing activities........................................   116,917    55,338
                                                                                         ---------  --------
Net decrease in cash and cash equivalents...............................................      (905)   (7,796)
Cash and cash equivalents, at beginning of period.......................................    20,854    27,844
Effect of exchange rate changes on cash.................................................    (1,401)     (853)
                                                                                         ---------  --------
Cash and cash equivalents, at end of period............................................. $  18,548  $ 19,195
                                                                                         =========  ========

SUPPLEMENTAL DATA:
   Cash paid during the period for:.....................................................
       Interest (none capitalized)...................................................... $  17,202  $ 21,501
       Income taxes, net................................................................ $  18,719  $ 15,441

The accompanying notes are an integral part of these consolidated financial statements.

                        CB RICHARD ELLIS SERVICES, INC.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  (Unaudited)

1. Organization

   CB Richard Ellis Services, Inc. (the Company) is a holding company that conducts its worldwide operations through approximately 75 direct and indirect subsidiaries. Approximately 76.8% of the Company's revenues are from the United States (US) and 23.2% from the rest of the world. Effective July 20, 2001, the Company was acquired by CBRE Holding, Inc. (CB Holding) pursuant to an Amended and Restated Agreement and Plan of Merger with CB Holding and Blum CB Corporation, a wholly owned subsidiary of CB Holding. CB Holding is controlled by an affiliate of the Company's director Richard Blum. Additionally, other directors of the Company and certain of the Company's senior officers collectively have a significant interest in CB Holding. The merger was approved by the Company's stockholders on July 18, 2001.

2. Basis of Preparation

   The accompanying unaudited consolidated financial statements have been prepared in accordance with the instructions to Form 10-Q and include all information and footnotes required for interim financial statement presentation. In the Company's opinion, all adjustments (consisting of normal recurring adjustments) considered necessary for a fair presentation have been included. The preparation of financial statements in conformity with accounting principles generally accepted in the US requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting periods. Actual results could differ materially from those estimates. All significant intercompany transactions and balances have been eliminated and certain reclassifications have been made to prior periods' consolidated financial statements to conform to current period presentation. The results of operations for the six months ended June 30, 2001 are not necessarily indicative of the results of operations to be expected for the year ending December 31, 2001.

   The consolidated financial statements and notes to the consolidated financial statements, along with management's discussion and analysis of financial condition, results of operations, liquidity and capital resources should be read in conjunction with the Company's recent filing on Form 10-K, which contains the latest available audited consolidated financial statements and notes thereto, as of and for the period ended December 31, 2000.

3. Investments in and Advances to Unconsolidated Subsidiaries

   Condensed Statement of Operations (unaudited) for the unconsolidated subsidiaries accounted for using the equity method is as follows (in thousands):

                                          Three Months Ended Six Months Ended
                                               June 30            June 30
                                          -----------------  -----------------
                                            2001     2000      2001     2000
                                          -------   -------  -------- --------
  Revenues............................... $66,380   $60,800  $136,029 $109,295
  Income from operations.................  10,187     5,584    22,876   18,803
  Net (loss) income......................     (15)     (599)    7,831    8,358

4. Debt

   At June 30, 2001, the Company had a revolving credit facility of $270.0 million and outstanding Senior Subordinated Notes (Subordinated Notes) due on June 1, 2006. Effective July 20, 2001, the revolving credit facility and Subordinated Notes were paid off in their entirety.

   The Company has short-term borrowings of $12.0 million and $9.2 million with related weighted average interest rates of 6.4% and 7.3% as of June 30, 2001 and December 31, 2000, respectively.

                        CB RICHARD ELLIS SERVICES, INC.

                                  (Unaudited)


   A subsidiary of the Company has a credit agreement with Residential Funding Corporation (RFC). The credit agreement provides for a revolving line of credit of up to $175.0 million, and bears interest at 1.00% per annum over LIBOR. The agreement expires on August 31, 2001. During the quarter, the Company had a maximum of $160.1 million revolving line of credit principal outstanding. At June 30, 2001, the Company had $1.4 million revolving line of credit principal outstanding, which is included in short-term borrowings in the accompanying Consolidated Balance Sheets.

5. Commitments and Contingencies

   Between November 12 and December 6, 2000, five putative class actions were filed in the Court of Chancery of the State of Delaware in and for New Castle County by various of the Company's stockholders against the Company, its directors and the buying group which has proposed to take the Company private. A similar action was also filed on November 17, 2000 in the Superior Court of the State of California in and for the County of Los Angeles. These actions all alleged that the offering price for the going private transaction was unfair and inadequate and sought injunctive relief or rescission of the transaction and, in the alternative, money damages.

   The five Delaware actions have been consolidated. As of February 23, 2001, the parties to the Delaware litigation entered into a memorandum of understanding in which they agreed in principle to a settlement. The memorandum provides, among other things:

   . that the defendants admit no liability or wrongdoing whatsoever;

   . that the members of the buying group acknowledge that the pendency and prosecution of the Delaware litigation were positive contributing factors to its decision to increase the merger consideration;

   . for the certification of a settlement class and the entry of a final judgment granting a full release of the defendants; and

   . for attorneys' fees in an amount not to exceed $380,000.

   There are numerous conditions to the settlement proposed by the memorandum including the closing of the merger.

   The merger closed on July 20, 2001 and the memorandum became final, subject to the approval of the Court.

   In December 1996, GMH Associates, Inc. (GMH) filed a lawsuit against Prudential Realty Group (Prudential) and the Company in the Superior Court of Pennsylvania, Franklin County, alleging various contractual and tort claims against Prudential, the seller of a large office complex, and the Company, its agent in the sale, contending that Prudential breached its agreement to sell the property to GMH, breached its duty to negotiate in good faith, conspired with the Company to conceal from GMH that Prudential was negotiating to sell the property to another purchaser and that Prudential and the Company misrepresented that there were no other negotiations for the sale of the property. Following a non-jury trial, the court rendered a decision in favor of GMH and against Prudential and the Company, awarding GMH $20.3 million in compensatory damages, against Prudential and the Company jointly and severally, and $10.0 million in punitive damages, allocating the punitive damage award $7.0 million as against Prudential and $3.0 million as against the Company. Following the denial of motions by Prudential and the Company for a new trial, a judgment was entered on December 3, 1998. Prudential and the Company filed an appeal of the judgment. On March 3, 2000, the appellate court in Pennsylvania reversed all of the trial courts' decisions finding that liability was not supported on any theory claimed by GMH and directed that a judgment be entered in favor of the defendants including the Company. The

                        CB RICHARD ELLIS SERVICES, INC.

                                  (Unaudited)

plaintiff filed an appeal with the Pennsylvania Supreme Court, which was denied. The plaintiff has exhausted all appeal possibilities and judgment has been entered in favor of all defendants.

   In August 1993, a former commissioned sales person of the Company filed a lawsuit against the Company in the Superior Court of New Jersey, Bergen County, alleging gender discrimination and wrongful termination by the Company. On November 20, 1996, a jury returned a verdict against the Company, awarding $1.5 million in general damages and $5.0 million in punitive damages to the plaintiff. Subsequently, the trial court awarded the plaintiff $0.6 million in attorneys' fees and costs. Following denial by the trial court of the Company's motions for new trial, reversal of the verdict and reduction of damages, the Company filed an appeal of the verdict and requested a reduction of damages. On March 9, 1999 the appellate court ruled in the Company's favor, reversed the trial court's decision and ordered a new trial. On February 16, 2000, the Supreme Court of New Jersey reversed the decision of the appellate court, concluded that the general damage award in the trial court should be sustained and returned the case to the appellate court for a determination as to whether a new trial should be ordered on the issue of punitive damages. In April 2000, the Company settled the compensatory damages claim, including interest, and all claims to date with respect to attorneys fees by paying to the plaintiff the sum of $2.75 million leaving only the punitive damage claim for resolution. The plaintiff also agreed with very limited exceptions, that no matter what the outcome of the punitive damage claim, the Company would not be responsible for more than 50% of the plaintiff's future attorney fees. In February 2001, the Company settled all remaining claims for the sum of $2.0 million and received a comprehensive release.

   The Company is a party to a number of pending or threatened lawsuits arising out of, or incident to, its ordinary course of business. Based on available cash and anticipated cash flows, the Company believes that the ultimate outcome will not have an impact on the Company's ability to carry on its operations. Management believes that any liability that may result from disposition of these lawsuits will not have a material effect on the Company's consolidated financial position or results of operations.

   An important part of the strategy for the Company's investment management business involves investing its own capital in certain real estate investments with its clients. As of June 30, 2001, the Company had committed $37.6 million to fund future co-investments.

6. Comprehensive Loss

   Comprehensive loss consists of net (loss) income and other comprehensive loss. Accumulated other comprehensive loss consists of foreign currency translation adjustments. For the six months ended June 30, 2001, total comprehensive loss was $11.4 million, which consists of foreign currency translation loss of $7.0 million and a net loss of $4.4 million. For the six months ended June 30, 2000, total comprehensive loss was $2.4 million, which consists of foreign currency translation loss of $7.9 million and net income of $5.5 million.

7. Per Share Information

   Basic (loss) earnings per share was computed by dividing net (loss) income by the weighted average number of common shares outstanding of 21,328,247 and 20,879,218 for the three months ended June 30, 2001 and 2000, respectively, and 21,318,949 and 20,849,244 for the six months ended June 30, 2001 and 2000, respectively. As a result of operating losses incurred for the three and six months ended June 30, 2001, diluted weighted average shares outstanding do not give effect to common stock equivalents, as to do so would be anti-dilutive. For the three and six months ended June 30, 2000, the computation of diluted earnings per share further assumes the dilutive effect of 26,899 and 29,782 common stock equivalents, respectively, which consisted principally of stock options.

                        CB RICHARD ELLIS SERVICES, INC.

                                  (Unaudited)


8. Industry Segments

   The Company reports its operations through three business segments:
Transaction Management, Financial Services and Management Services. The Company has a number of lines of business which are aggregated, reported and managed through these three segments. The Transaction Management segment is the Company's largest generator of revenue and includes Brokerage Services, Corporate Services and Investment Property activities. Brokerage Services includes activities that provide sales, leasing and consulting services in connection with commercial real estate and is the Company's primary revenue source. Corporate Services focuses on building relationships with large corporate clients which generate recurring revenue. Investment Property activities provide brokerage services for commercial real property marketed for sale to institutional and private investors. The current year results of the Transaction Management segment include merger-related and other nonrecurring charges of $1.8 million. The Financial Services segment provides commercial mortgage, valuation, investment management and consulting and research services. The current year results of Financial Services include a nonrecurring pre-tax gain of $5.6 million from the sale of mortgage fund management contracts and the current quarter includes a $3.3 million pre-tax gain on the sale of loan servicing rights. Also included in the current year results are merger-related and other nonrecurring charges of $3.3 million. The Management Services segment provides facility management services to corporate real estate users and property management and related services to owners. Current year results include merger-related and other nonrecurring charges of $0.5 million. Prior year results include a $4.7 million nonrecurring pre-tax gain on the sale of certain non-strategic assets. The following unaudited table summarizes the revenue, cost and expenses, and operating income (loss) by operating segment for the periods ended June 30, 2001 and 2000:

                                           Three Months Ended   Six Months Ended
                                                 June 30            June 30
                                           ------------------  ------------------
                                             2001      2000      2001      2000
                                           --------  --------  --------  --------
                                                   (Dollars in thousands)
Revenue
   Transaction Management................. $190,338  $232,094  $370,319  $410,553
   Financial Services.....................   57,111    49,503   113,030    90,900
   Management Services....................   37,400    36,287    73,998    77,350
                                           --------  --------  --------  --------
                                           $284,849  $317,884  $557,347  $578,803
                                           ========  ========  ========  ========
Operating income (loss)
   Transaction Management................. $  1,519  $ 18,344  $ (2,611) $ 22,975
   Financial Services.....................    1,087     4,578     7,936     5,383
   Management Services....................      849      (377)      455     3,426
                                           --------  --------  --------  --------
                                              3,455    22,545     5,780    31,784
                                           --------  --------  --------  --------
Interest income...........................      692        92     1,492       581
Interest expense..........................    9,358    10,985    18,413    20,670
                                           --------  --------  --------  --------
(Loss) income before (benefit) provision
  for income tax.......................... $ (5,211) $ 11,652  $(11,141) $ 11,695
                                           ========  ========  ========  ========

                        CB RICHARD ELLIS SERVICES, INC.

                                  (Unaudited)

                                              Three Months Ended Six Months Ended
                                                   June 30            June 30
                                              ------------------ -----------------
                                                2001      2000     2001     2000
                                              --------  -------- -------- --------
                                                     (Dollars in thousands)

Geographic Information

Revenue
   Americas
       United States......................... $216,877  $245,700 $427,886 $444,200
       Canada, South and Central America.....    9,037    11,061   20,541   20,260
                                              --------  -------- -------- --------
                                               225,914   256,761  448,427  464,460
   Pacific...................................   11,279    11,678   18,969   19,692
   Asia......................................   10,128    10,141   19,143   19,874
   Europe, Middle East and Africa............   37,528    39,304   70,808   74,777
                                              --------  -------- -------- --------
                                              $284,849  $317,884 $557,347 $578,803
                                              ========  ======== ======== ========

9. Nonrecurring Charges

   During the second quarter of 2001, the Company recorded merger-related and other nonrecurring pre-tax charges totaling $5.6 million. This included merger-related costs of $1.3 million, the write-off of an e-business investment of $2.9 million, as well as severance costs of $1.4 million related to the Company's cost reduction program instituted in May 2001.

10. Guarantor and Nonguarantor Financial Statements

   In connection with the planned acquisition by BLUM CB Corp., and as part of the related proposed financing, the Company plans to issue an aggregate of $229.0 million in senior subordinated notes due 2011 (the Notes). These Notes will be unsecured and will rank equally in right of payment with any of the Company's future senior subordinated unsecured indebtedness. The Notes will be effectively subordinated to indebtedness and other liabilities of the Company's subsidiaries that are not guarantors of the Notes. The Notes are guaranteed on a full, unconditional, joint and several basis by the Company's wholly-owned domestic subsidiaries.

   The following condensed consolidating financial information includes:

   (1) Condensed consolidating balance sheets as of June 30, 2001 and December 31, 2000; condensed consolidating statements of income for the three months and six months ended June 30, 2001 and June 30, 2000; and condensed consolidating statements of cash flows for the six months ended June 30, 2001 and June 30, 2000 of (a) CB Richard Ellis Services, Inc., the parent; (b) the guarantor subsidiaries; (c) the nonguarantor subsidiaries; and (d) the Company on a consolidated basis; and

   (2) Elimination entries necessary to consolidate CB Richard Ellis Services, Inc., the parent, with guarantor and nonguarantor subsidiaries.

   Investments in consolidated subsidiaries are presented using the equity method of accounting. The principal elimination entries eliminate investments in consolidated subsidiaries and intercompany balances and transactions.

                        CB RICHARD ELLIS SERVICES, INC.

                                  (Unaudited)

                          CONSOLIDATED BALANCE SHEETS
                              As of June 30, 2001
                                (in thousands)

                                                                 Guarantor   Nonguarantor             Consolidated
                                                        Parent  Subsidiaries Subsidiaries Elimination    Total
                                                       -------- ------------ ------------ ----------- ------------
Current Assets:
 Cash and cash equivalents............................ $    228   $  9,800     $  8,520    $      --    $ 18,548
 Receivables, less allowance for doubtful accounts....      595     74,830       74,386           --     149,811
 Prepaid and other current assets.....................   10,973      7,882       12,993           --      31,848
                                                       --------   --------     --------    ---------    --------
   Total current assets...............................   11,796     92,512       95,899           --     200,207
Property and equipment, net...........................       --     57,912       19,678           --      77,590
Goodwill, net.........................................       --    208,864      203,515           --     412,379
Intangible assets, net................................    4,933     34,473        3,120           --      42,526
Cash surrender value of insurance policies, deferred
 compensation.........................................   69,508         --           --           --      69,508
Investments in and advances to unconsolidated
 subsidiaries.........................................    3,970     33,857        5,237           --      43,064
Investment in consolidated subsidiaries...............  189,296    175,124           --     (364,420)         --
Inter-company loan receivable.........................  396,899         --           --     (396,899)         --
Deferred taxes, net...................................   40,639         --           --       (5,334)     35,305
Prepaid pension costs.................................       --         --       24,089           --      24,089
Other assets..........................................    4,102     31,702        6,327           --      42,131
                                                       --------   --------     --------    ---------    --------
   Total assets....................................... $721,143   $634,444     $357,865    $(766,653)   $946,799
                                                       ========   ========     ========    =========    ========
Current Liabilities:
 Accounts payable and accrued expenses................ $  1,926   $ 31,319     $ 35,684    $      --    $ 68,929
 Compensation and employee benefits...................       --     44,431       19,860           --      64,291
 Reserve for bonus and profit sharing.................       --     23,868        7,181           --      31,049
 Income taxes payable.................................    3,948         --        2,429           --       6,377
  Short-term borrowings...............................       --      2,187        9,830           --      12,017
 Current maturities of long-term debt.................       --        505          624           --       1,129
                                                       --------   --------     --------    ---------    --------
   Total current liabilities..........................    5,874    102,310       75,608           --     183,792
Long-term debt:
 Senior subordinated notes, less unamortized discount.  173,458         --           --           --     173,458
 Revolving credit facilities..........................  225,000         --           --           --     225,000
 Other long-term debt.................................    1,500     15,399        1,115           --      18,014
 Inter-company loan payable...........................       --    312,453       84,446     (396,899)         --
                                                       --------   --------     --------    ---------    --------
   Total long-term debt...............................  399,958    327,852       85,561     (396,899)    416,472
Deferred compensation liability.......................   87,680         --           --           --      87,680
Other liabilities.....................................       --     14,986       18,755       (5,334)     28,407
                                                       --------   --------     --------    ---------    --------
   Total liabilities..................................  493,512    445,148      179,924     (402,233)    716,351

Minority interest.....................................       --         --        2,817           --       2,817
                                                       --------   --------     --------    ---------    --------
Commitments and contingencies

Stockholders' Equity..................................  227,631    189,296      175,124     (364,420)    227,631
                                                       --------   --------     --------    ---------    --------
   Total liabilities and stockholders' equity......... $721,143   $634,444     $357,865    $(766,653)   $946,799
                                                       ========   ========     ========    =========    ========

                        CB RICHARD ELLIS SERVICES, INC.

                                  (Unaudited)

                          CONSOLIDATED BALANCE SHEETS
                            As of December 31, 2000
                                (in thousands)

                                                                     Guarantor   Nonguarantor             Consolidated
                                                            Parent  Subsidiaries Subsidiaries Elimination    Total
                                                           -------- ------------ ------------ ----------- ------------
Current Assets:
 Cash and cash equivalents................................ $     62   $  7,558     $ 13,234    $      --    $ 20,854
 Receivables, less allowance for doubtful accounts........      637     85,173       91,098           --     176,908
 Inter-company receivables................................       --      8,448           --       (8,448)         --
 Prepaid and other current assets.........................    9,269      7,138        8,876           --      25,283

                                                           --------   --------     --------    ---------    --------
   Total current assets...................................    9,968    108,317      113,208       (8,448)    223,045
Property and equipment, net...............................       --     55,100       20,892           --      75,992
Goodwill, net.............................................       --    213,131      210,844           --     423,975
Intangible assets, net....................................    5,964     36,267        4,201           --      46,432
Cash surrender value of insurance policies, deferred
 compensation.............................................   53,203         --           --           --      53,203
Investments in and advances to unconsolidated
subsidiaries..............................................    3,695     32,511        5,119           --      41,325
Investment in consolidated subsidiaries...................  222,590    192,544           --     (415,134)         --
Inter-company loan receivable.............................  293,111         --           --     (293,111)         --
Deferred taxes, net.......................................   38,047         --           --       (5,720)     32,327
Prepaid pension costs.....................................       --         --       25,235           --      25,235
Other assets..............................................    4,741     30,752        6,078           --      41,571
                                                           --------   --------     --------    ---------    --------
   Total assets........................................... $631,319   $668,622     $385,577    $(722,413)   $963,105
                                                           ========   ========     ========    =========    ========
Current Liabilities:
 Accounts payable and accrued expenses.................... $  2,720   $ 33,730     $ 47,223    $      --    $ 83,673
 Inter-company payable....................................       --         --        8,448       (8,448)         --
 Compensation and employee benefits.......................       --     94,916       33,233           --     128,149
 Reserve for bonus and profit sharing.....................       --     38,360       21,170           --      59,530
 Income taxes payable.....................................   26,679         --        1,581           --      28,260
 Short-term borrowings....................................       --      2,269        6,946           --       9,215
  Current maturities of long-term debt....................       --        473          905           --       1,378
                                                           --------   --------     --------    ---------    --------
   Total current liabilities..............................   29,399    169,748      119,506       (8,448)    310,205
Long-term debt:
 Senior subordinated notes, less unamortized discount.....  173,336         --           --           --     173,336
 Revolving credit facilities..............................  110,000         --           --           --     110,000
 Other long-term debt.....................................    2,742     16,111        1,382           --      20,235
 Inter-company loan payable...............................       --    234,923       58,188     (293,111)         --
                                                           --------   --------     --------    ---------    --------
   Total long-term debt...................................  286,078    251,034       59,570     (293,111)    303,571
Deferred compensation liability...........................   80,503         --           --           --      80,503
Other liabilities.........................................       --     15,162       20,297       (5,720)     29,739
                                                           --------   --------     --------    ---------    --------
   Total liabilities......................................  395,980    435,944      199,373     (307,279)    724,018

Minority interest.........................................       --         --        3,748           --       3,748
                                                           --------   --------     --------    ---------    --------
Commitments and contingencies

Stockholders' Equity......................................  235,339    232,678      182,456     (415,134)    235,339
                                                           --------   --------     --------    ---------    --------
   Total liabilities and stockholders' equity (deficit)... $631,319   $668,622     $385,577    $(722,413)   $963,105
                                                           ========   ========     ========    =========    ========

                        CB RICHARD ELLIS SERVICES, INC.

                                  (Unaudited)

                       CONSOLIDATED STATEMENT OF INCOME
                      For the Quarter Ended June 30, 2001
                                (in thousands)

                                                       Guarantor   Nonguarantor             Consolidated
                                             Parent   Subsidiaries Subsidiaries Elimination    Total
                                             -------  ------------ ------------ ----------- ------------
Revenue..................................... $    --    $216,878     $67,971      $    --     $284,849
Costs and expenses:
   Commissions, fees and other incentives...      --     107,707      27,098           --      134,805
   Operating, administrative and other......     558      91,643      37,334           --      129,535
   Depreciation and amortization............      --       7,518       3,928           --       11,446
   Merger-related and other nonrecurring
     charges................................      --       5,608          --           --        5,608
                                             -------    --------     -------      -------     --------
Operating income (loss).....................    (558)      4,402        (389)          --        3,455
Interest income.............................   7,803         493         199       (7,803)         692
Interest expense............................   8,500       6,820       1,841       (7,803)       9,358
Equity earnings (losses) of consolidated
  subsidiaries..............................  (3,063)     (1,138)         --        4,201           --
                                             -------    --------     -------      -------     --------
Loss before provision for income tax........  (4,318)     (3,063)     (2,031)       4,201       (5,211)
Benefit for income tax......................  (2,797)         --        (893)          --       (3,690)
                                             -------    --------     -------      -------     --------
Net loss.................................... $(1,521)   $ (3,063)    $(1,138)     $ 4,201     $ (1,521)
                                             =======    ========     =======      =======     ========
                                             -------    --------     -------      -------     --------
EBITDA...................................... $  (558)   $ 17,528     $ 3,539      $    --     $ 20,509
                                             =======    ========     =======      =======     ========

                        CB RICHARD ELLIS SERVICES, INC.

                                  (Unaudited)

                       CONSOLIDATED STATEMENT OF INCOME
                    For the Six Months Ended June 30, 2001
                                (in thousands)

                                                         Guarantor   Nonguarantor             Consolidated
                                               Parent   Subsidiaries Subsidiaries Elimination    Total
                                               -------  ------------ ------------ ----------- ------------
Revenue....................................... $    --    $427,887     $129,460    $     --     $557,347
Costs and expenses:
   Commissions, fees and other incentives.....      --     203,990       55,213          --      259,203
   Operating, administrative and other........     137     189,567       73,910          --      263,614
   Depreciation and amortization..............      --      15,370        7,772          --       23,142
   Merger-related and other nonrecurring
     charges..................................      --       5,608           --          --        5,608
                                               -------    --------     --------    --------     --------
Operating (loss) income.......................    (137)     13,352       (7,435)         --        5,780
Interest income...............................  14,896         931          561     (14,896)       1,492
Interest expense..............................  16,352      13,287        3,670     (14,896)      18,413
Equity losses of consolidated subsidiaries....  (3,947)     (4,943)          --       8,890           --
                                               -------    --------     --------    --------     --------
Loss income before (benefit) provision for
  income tax..................................  (5,540)     (3,947)     (10,544)      8,890      (11,141)
(Benefit) provision for income tax............  (1,173)         --       (5,601)         --       (6,774)
                                               -------    --------     --------    --------     --------
Net loss...................................... $(4,367)   $ (3,947)    $ (4,943)   $  8,890     $ (4,367)
                                               =======    ========     ========    ========     ========
                                               -------    --------     --------    --------     --------
EBITDA........................................ $  (137)   $ 34,330     $    337    $     --     $ 34,530
                                               =======    ========     ========    ========     ========

                        CB RICHARD ELLIS SERVICES, INC.

                                  (Unaudited)

                       CONSOLIDATED STATEMENT OF INCOME
                      For the Quarter Ended June 30, 2000
                                (in thousands)

                                                       Guarantor   Nonguarantor             Consolidated
                                             Parent   Subsidiaries Subsidiaries Elimination    Total
                                             -------  ------------ ------------ ----------- ------------
Revenue..................................... $    --    $245,702     $72,182     $     --     $317,884
Costs and expenses:
   Commissions, fees and other incentives...      --     124,955      28,897           --      153,852
   Operating, administrative and other......      39      92,010      38,707           --      130,756
   Depreciation and amortization............      --       6,642       4,089           --       10,731
   Merger-related and other nonrecurring
     charges................................      --          --          --           --           --
                                             -------    --------     -------     --------     --------
Operating income (loss).....................     (39)     22,095         489           --       22,545
Interest income.............................   8,979          17           2       (8,906)          92
Interest expense............................  10,153       7,981       1,757       (8,906)      10,985
Equity earnings (losses) of consolidated
  subsidiaries..............................  14,091         (40)         --      (14,051)          --
                                             -------    --------     -------     --------     --------
Income (loss) before provision (benefit) for
  income tax................................  12,878      14,091      (1,266)     (14,051)      11,652
Provision (benefit) for income tax..........   7,401          --      (1,226)          --        6,175
                                             -------    --------     -------     --------     --------
Net income (loss)........................... $ 5,477    $ 14,091     $   (40)    $(14,051)    $  5,477
                                             =======    ========     =======     ========     ========
                                             -------    --------     -------     --------     --------
EBITDA...................................... $   (39)   $ 28,737     $ 4,578     $     --     $ 33,276
                                             =======    ========     =======     ========     ========

                        CB RICHARD ELLIS SERVICES, INC.

                                  (Unaudited)

                       CONSOLIDATED STATEMENT OF INCOME
                    For the Six Months Ended June 30, 2000
                                (in thousands)

                                                       Guarantor   Nonguarantor             Consolidated
                                             Parent   Subsidiaries Subsidiaries Elimination    Total
                                             -------  ------------ ------------ ----------- ------------
Revenue..................................... $    --    $444,199     $134,604    $     --     $578,803
Costs and expenses:
   Commissions, fees and other incentives...      --     213,032       54,783          --      267,815
   Operating, administrative and other......     590     182,072       75,242          --      257,904
   Depreciation and amortization............      --      12,979        8,321          --       21,300
   Merger-related and other nonrecurring
     charges................................      --          --           --          --           --
                                             -------    --------     --------    --------     --------
Operating (loss) income.....................    (590)     36,116       (3,742)         --       31,784
Interest income.............................  17,563         356           79     (17,417)         581
Interest expense............................  19,110      15,779        3,198     (17,417)      20,670
Equity earnings (losses) of consolidated
  subsidiaries..............................  17,207      (3,486)          --     (13,721)          --
                                             -------    --------     --------    --------     --------
Income (loss) before provision (benefit) for
  income tax................................  15,070      17,207       (6,861)    (13,721)      11,695
Provision (benefit) for income tax..........   9,573          --       (3,375)         --        6,198
                                             -------    --------     --------    --------     --------
Net income (loss)........................... $ 5,497    $ 17,207     $ (3,486)   $(13,721)    $  5,497
                                             =======    ========     ========    ========     ========
                                             -------    --------     --------    --------     --------
EBITDA...................................... $  (590)   $ 49,095     $  4,579    $     --     $ 53,084
                                             =======    ========     ========    ========     ========

                        CB RICHARD ELLIS SERVICES, INC.

                                  (Unaudited)

                       CONDENSED STATEMENT OF CASH FLOWS
                    For the Six Months ended June 30, 2001
                                (in thousands)

                                                                      Guarantor  Non-Guarantor
                                                             Parent   Subsidiary Subsidiaries  Consolidated
                                                            --------  ---------- ------------- ------------
CASH FLOWS (USED IN) PROVIDED BY
  OPERATING ACTIVITIES..................................... $(33,725)  $(49,756)   $(23,773)    $(107,254)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property and equipment........................       --    (11,441)     (3,187)      (14,628)
Proceeds from sale of properties, businesses and servicing
  rights...................................................       --      8,763         428         9,191
Purchase of investments....................................       --     (2,500)     (2,984)       (5,484)
Other investing activities, net............................      209        195         (51)          353
                                                            --------   --------    --------     ---------
     Net cash provided by (used in) investing activities...      209     (4,983)     (5,794)      (10,568)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from revolving credit facility....................  185,000         --          --       185,000
Repayment of revolving credit facility.....................  (70,000)        --          --       (70,000)
Decrease (increase) in intercompany receivables, net.......  (81,454)    58,702      22,752            --
Other financing activities, net............................      136     (1,721)      3,502         1,917
                                                            --------   --------    --------     ---------
     Net cash provided by (used in) financing activities...   33,682     56,981      26,254       116,917
                                                            --------   --------    --------     ---------
Net (decrease) increase in cash and cash equivalents.......      166      2,242      (3,313)         (905)
Cash and cash equivalents, at beginning of period..........       62      7,558      13,234        20,854
Effect of exchange rates changes on cash...................       --         --      (1,401)       (1,401)
                                                            --------   --------    --------     ---------
CASH AND CASH EQUIVALENTS, AT END OF
  PERIOD................................................... $    228   $  9,800    $  8,520     $  18,548
                                                            ========   ========    ========     =========

SUPPLEMENTAL DATA:
Cash paid during the period for:
   Interest (none capitalized)............................. $ 16,131   $    997    $     74     $  17,202
   Federal and local income taxes.......................... $ 14,678   $     --    $  4,041     $  18,719

                        CB RICHARD ELLIS SERVICES, INC.

                                  (Unaudited)

                       CONDENSED STATEMENT OF CASH FLOWS
                    For the Six Months Ended June 30, 2000
                                (in thousands)

                                                                                       Non-
                                                                       Guarantor    Guarantor
                                                             Parent   Subsidiaries Subsidiaries Consolidated
                                                            --------  ------------ ------------ ------------
CASH FLOWS (USED IN) PROVIDED BY
  OPERATING ACTIVITIES..................................... $(29,257)   $(10,024)    $(11,736)    $(51,017)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property and equipment........................       --      (9,275)      (2,176)     (11,451)
Proceeds from sale of properties, businesses and servicing
  rights...................................................       --      11,501          100       11,601
Purchase of investments....................................       --      (9,000)      (2,311)     (11,311)
Other investing activities, net............................     (114)        207       (1,049)        (956)
                                                            --------    --------     --------     --------
     Net cash used in investing activities.................     (114)     (6,567)      (5,436)     (12,117)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from revolving credit facility....................  134,000          --           --      134,000
Repayment of revolving credit facility.....................  (72,000)         --           --      (72,000)
Decrease (increase) in intercompany receivables, net.......  (31,575)     21,114       10,461           --
Other financing activities, net............................   (1,786)     (2,516)      (2,360)      (6,662)
                                                            --------    --------     --------     --------
     Net cash provided by (used in) financing activities...   28,639      18,598        8,101       55,338
                                                            --------    --------     --------     --------
Net increase in cash and cash equivalents..................     (732)      2,007       (9,071)      (7,796)
Cash and cash equivalents, at beginning of period..........      864       6,287       20,693       27,844
Effect of exchange rates changes on cash...................       --          --         (853)        (853)
                                                            --------    --------     --------     --------
CASH AND CASH EQUIVALENTS, AT END OF
  PERIOD................................................... $    132    $  8,294     $ 10,769     $ 19,195
                                                            ========    ========     ========     ========

SUPPLEMENTAL DATA:
Cash paid during the period for:...........................
   Interest (none capitalized)............................. $ 17,662    $  1,337     $  2,502     $ 21,501
   Federal and local income taxes.......................... $ 11,051    $     --     $  4,390     $ 15,441

                        CB RICHARD ELLIS SERVICES, INC.

                                  (Unaudited)


11. Subsequent Events

   Effective July 20, 2001, the Company was acquired by CB Holding which is controlled by an affiliate of the Company's director Richard Blum. Additionally, other directors of the Company and certain of the Company's senior officers collectively have a significant interest in CB Holding. The merger was approved by the Company's stockholders on July 18, 2001. Pursuant to the merger, each share of the Company's common stock, other than those held by members of the buying group, has been converted into the right to receive $16.00. As a result of the merger, the Company's shares are no longer listed on the New York Stock Exchange.

   The Company has also successfully completed a tender offer and consent solicitation for all of the outstanding principal amount of its 8 7/8% Senior Subordinated Notes due 2006 (the Notes). The Notes were purchased at $1,079.14 for each $1,000 principal amount of Notes, which includes the consent payment of $30.00 per $1,000 principal amount of Notes. The Company also repaid the outstanding balance of its revolving credit facility.

   As part of the merger transaction, the Company assumed $229.0 million in aggregate principal amount of 11 1/4% Senior Subordinated Notes due 2011 for $225.6 million. The Company also entered into a senior credit facility with Credit Suisse First Boston (CSFB) and other lenders. This includes the Tranche A term facility of up to $50.0 million, maturing in 2007; the Tranche B term facility of up to $185.0 million, maturing in 2008; and the revolving line of credit of up to $90.0 million, including revolving credit loans, letters of credit and a swingline loan subsidiary, maturing in 2007. The Company had an outstanding balance on the revolving line of credit of $40.0 million at the close of the merger.

   Borrowings under the senior secured credit facilities will bear interest at varying rates based on the Company's option, on either LIBOR plus 3.25% or the alternate base rate plus 2.25%, in the case of Tranche A and the revolving facility, and LIBOR plus 3.75% or the alternate base rate plus 2.75%, in the case of Tranche B. The alternate base rate is the higher of (1) CSFB's prime rate or (2) the Federal Funds Effective Rate plus one-half of one percent. After delivery of the Company's consolidated financial statements for the year ending December 31, 2001, the amount added to the LIBOR rate or the alternate base rate under the Tranche A and revolving facility will vary, from 2.50% to 3.25% for LIBOR and from 1.50% to 2.25% for the alternate base rate, as determined by reference to the Company's ratios of total debt less available cash to EBITDA. EBITDA represents earnings before net interest expense, income taxes, depreciation and amortization and merger-related and other nonrecurring charges.

   In addition, on September 11, 2001, a terrorist attack resulted in the destruction of the World Trade Center Towers in New York City and significant damage to surrounding buildings and property in lower Manhattan. Due to this attack and a separate attack on the Pentagon in northern Virginia, as well as the possibility of related acts of terror and/or an outbreak of hostilities, there could be a further deterioration of the U.S. economy and commercial real estate market conditions, which could further adversely affect our transaction management segment and our other business segments.

                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Stockholders and Board of Directors of CB Richard Ellis Services, Inc.:

   We have audited the accompanying consolidated balance sheets of CB Richard Ellis Services, Inc. (a Delaware corporation) as of December 31, 2000, and 1999, and the related consolidated statements of operations, stockholders' equity, comprehensive income and cash flows for each of the three years in the period ended December 31, 2000. These financial statements and the schedule referred to below are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

   We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CB Richard Ellis Services, Inc. as of December 31, 2000, and 1999, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.

   Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The schedule listed in the index to consolidated financial statements is presented for purposes of complying with the Securities and Exchange Commission's rules and is not a required part of the basic financial statements. This schedule has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

ARTHUR ANDERSEN LLP

Los Angeles, California
February 24, 2001

(Except with respect to the information included in Notes 12 and 13, as to which the date is October 19, 2001.)

                        CB RICHARD ELLIS SERVICES, INC.

                          CONSOLIDATED BALANCE SHEETS
            (dollars in thousands, except share and per share data)

                                                                                                           December 31
                                                                                                       -------------------
                                                                                                         2000      1999
                                                                                                       --------  ---------
                                                ASSETS
                                                ------
Current Assets:
    Cash and cash equivalents......................................................................... $ 20,854  $  27,844
    Receivables, less allowance for doubtful accounts of $12,631 and $15,560 at December 31, 2000
     and 1999.........................................................................................  176,908    168,276
    Prepaid expenses..................................................................................    8,017      8,370
    Deferred taxes, net...............................................................................   11,139     11,758
    Other current assets..............................................................................    6,127     10,596
                                                                                                       --------  ---------
       Total current assets...........................................................................  223,045    226,844
Property and equipment, net...........................................................................   75,992     70,149
Goodwill, net of accumulated amortization of $56,417 and $41,008 at December 31, 2000 and 1999........  423,975    445,010
Other intangible assets, net of accumulated amortization of $289,038 and $279,156 at December 31, 2000
 and 1999.............................................................................................   46,432     57,524
Cash surrender value of insurance policies, deferred compensation plan................................   53,203     20,442
Investment in and advances to unconsolidated subsidiaries.............................................   41,325     38,514
Deferred taxes, net...................................................................................   32,327     28,190
Prepaid pension costs.................................................................................   25,235     26,323
Other assets..........................................................................................   41,571     16,487
                                                                                                       --------  ---------
       Total assets................................................................................... $963,105  $ 929,483
                                                                                                       ========  =========
                                 LIABILITIES AND STOCKHOLDERS' EQUITY
                                 ------------------------------------
Current Liabilities:
    Accounts payable and accrued expenses............................................................. $ 83,673  $  81,068
    Compensation and employee benefits................................................................   79,801     84,357
    Accrued bonus and profit sharing..................................................................  107,878     81,394
    Income taxes payable..............................................................................   28,260     18,429
    Current maturities of long-term debt..............................................................   10,593      6,765
                                                                                                       --------  ---------
       Total current liabilities......................................................................  310,205    272,013
Long-term debt:
    Senior subordinated notes, less unamortized discount of $1,664 and $1,892 at December 31, 2000
     and 1999.........................................................................................  173,336    173,108
    Revolving credit facility.........................................................................  110,000    160,000
    Other long-term debt..............................................................................   20,235     24,764
                                                                                                       --------  ---------
       Total long-term debt...........................................................................  303,571    357,872
Deferred compensation liability.......................................................................   80,503     47,202
Other liabilities.....................................................................................   29,739     38,787
                                                                                                       --------  ---------
      Total liabilities...............................................................................  724,018    715,874
Minority interest.....................................................................................    3,748      3,872

Commitments and contingencies

Stockholders' Equity:
    Preferred stock, $0.01 par value; 8,000,000 shares authorized; no shares issued or outstanding....       --         --
    Common stock, $0.01 par value; 100,000,000 shares authorized; 20,605,023 and 20,435,692 shares
     issued and outstanding at December 31, 2000 and 1999.............................................      217        213
    Additional paid-in capital........................................................................  364,168    355,893
    Notes receivable from sale of stock...............................................................  (11,847)    (8,087)
    Accumulated deficit...............................................................................  (89,097)  (122,485)
    Accumulated other comprehensive loss..............................................................  (12,258)    (1,928)
    Treasury stock at cost, 1,072,155 and 885,100 shares at December 31, 2000 and 1999................  (15,844)   (13,869)
                                                                                                       --------  ---------
       Total stockholders' equity.....................................................................  235,339    209,737
                                                                                                       --------  ---------
       Total liabilities and stockholders' equity..................................................... $963,105  $ 929,483
                                                                                                       ========  =========

The accompanying notes are an integral part of these consolidated financial statements.

                        CB RICHARD ELLIS SERVICES, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS
            (dollars in thousands, except share and per share data)

                                                                   Year Ended December 31
                                                            -----------------------------------
                                                               2000        1999        1998
                                                            ----------- ----------- -----------
Revenue:
   Leases.................................................. $   539,419 $   448,091 $   371,300
   Sales...................................................     389,745     394,718     357,718
   Property and facilities management fees.................     110,654     110,111      86,379
   Consulting and referral fees............................      78,714      73,569      72,586
   Appraisal fees..........................................      75,055      71,050      48,082
   Loan origination and servicing fees.....................      58,190      45,940      39,402
   Investment management fees..............................      42,475      28,929      33,145
   Other...................................................      29,352      40,631      25,891
                                                            ----------- ----------- -----------
       Total revenue.......................................   1,323,604   1,213,039   1,034,503
Costs and Expenses:
   Commissions, fees and other incentives..................     634,639     559,289     458,463
   Operating, administrative and other.....................     538,481     536,381     448,794
   Merger-related and other nonrecurring charges...........          --          --      16,585
   Depreciation and amortization...........................      43,199      40,470      32,185
                                                            ----------- ----------- -----------
Operating income...........................................     107,285      76,899      78,476
Interest income............................................       2,554       1,930       3,054
Interest expense...........................................      41,700      39,368      31,047
                                                            ----------- ----------- -----------
Income before provision for income tax.....................      68,139      39,461      50,483
Provision for income tax...................................      34,751      16,179      25,926
                                                            ----------- ----------- -----------
Net income................................................. $    33,388 $    23,282 $    24,557
                                                            =========== =========== ===========
Deemed dividend on preferred stock......................... $        -- $        -- $    32,273
                                                            =========== =========== ===========
Net income (loss) applicable to common stockholders........ $    33,388 $    23,282 $    (7,716)
                                                            =========== =========== ===========
Basic earnings (loss) per share............................ $      1.60 $      1.11 $     (0.38)
                                                            =========== =========== ===========
Weighted average shares outstanding for basic earnings
  (loss) per share.........................................  20,931,111  20,998,097  20,136,117
                                                            =========== =========== ===========
Diluted earnings (loss) per share.......................... $      1.58 $      1.10 $     (0.38)
                                                            =========== =========== ===========
Weighted average shares outstanding for diluted earnings
  (loss) per share.........................................  21,097,240  21,072,436  20,136,117
                                                            =========== =========== ===========



The accompanying notes are an integral part of these consolidated financial statements.

                        CB RICHARD ELLIS SERVICES, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                (in thousands)

                                                        Year Ended December 31
                                                   -------------------------------
                                                     2000       1999       1998
                                                   ---------  ---------  ---------
Cash flows from operating activities:
Net income........................................ $  33,388  $  23,282  $  24,557
Adjustments to reconcile net income to net cash
 provided by operating activities:
   Depreciation and amortization excluding
    deferred financing costs......................    43,199     40,470     32,185
   Amortization of deferred financing costs.......     2,069      1,696      1,184
   Deferred compensation deferrals................    43,557     25,932     14,738
   (Gain) loss on sale of properties, businesses
    and servicing rights..........................   (10,184)    (9,865)     2,058
   Equity interest in earnings of unconsolidated
    subsidiaries..................................    (7,112)    (7,528)    (3,443)
   Minority interest..............................       607      2,016        730
   Provision for litigation, doubtful accounts
    and other.....................................     5,125      4,724      5,185
   Deferred income tax (benefit) provision........    (4,083)   (12,688)    14,394
Increase in receivables...........................   (12,545)   (37,640)   (24,846)
Increase in cash surrender value of insurance
 policies, deferred compensation plan.............   (32,761)   (20,442)        --
Increase in compensation and employee benefits
 payable and accrued bonus and profit share.......    24,418     37,339      7,782
(Decrease) increase in accounts payable and
 accrued expenses.................................    (3,201)     1,346      2,615
Increase in income taxes payable..................    11,074     16,696      8,913
(Decrease) increase in other liabilities..........    (9,553)     7,583     (9,536)
    Net change in other operating assets and
     liabilities..................................       114      1,090         98
                                                   ---------  ---------  ---------
    Net cash provided by operating activities.....    84,112     74,011     76,614
                                                   ---------  ---------  ---------
Cash flows from investing activities:
Purchases of property and equipment...............   (26,921)   (35,130)   (29,715)
Proceeds from sale of inventoried property........        --      7,355         --
Proceeds from sale of properties, businesses and
 servicing rights.................................    17,495     12,072         --
Purchase of investments...........................   (23,413)    (1,019)        --
Increase in intangible assets and goodwill........    (3,119)    (5,331)   (14,595)
Acquisition of businesses including net assets
 acquire intangibles and goodwill.................    (3,442)    (8,931)  (189,895)
Other investing activities, net...................     3,678      4,217     10,685
                                                   ---------  ---------  ---------
    Net cash used in investing activities.........   (35,722)   (26,767)  (223,520)
                                                   ---------  ---------  ---------
Cash flows from financing activities:
Proceeds from revolving credit facility...........   179,000    165,000    315,000
Repayment of revolving credit facility............  (229,000)  (172,000)  (268,000)
Proceeds from senior subordinated term loan.......        --         --    172,788
Repayment of inventoried property loan............        --     (7,093)      (377)
Proceeds from (repayment of) senior notes and
 other loans, net.................................       588    (12,402)   (14,324)
Payment of dividends payable......................        --         --     (5,000)
Repurchase of preferred stock.....................        --         --    (72,331)
Repurchase of common stock........................    (2,018)    (4,986)    (8,883)
Repayment of capital leases.......................    (1,373)    (1,340)    (1,655)
Minority interest payments........................    (2,180)    (3,801)    (2,902)
Other financing activities, net...................     1,460     (1,099)     5,122
                                                   ---------  ---------  ---------
    Net cash (used in) provided by financing
     activities...................................   (53,523)   (37,721)   119,438
                                                   ---------  ---------  ---------
Net (decrease) increase in cash and cash
 equivalents......................................    (5,133)     9,523    (27,468)
Cash and cash equivalents, at beginning of period.    27,844     19,551     47,181
Effect of exchange rate changes on cash...........    (1,857)    (1,230)      (162)
                                                   ---------  ---------  ---------
Cash and cash equivalents, at end of period....... $  20,854  $  27,844  $  19,551
                                                   =========  =========  =========
Supplemental data:
Cash paid during the period for:
   Interest (none capitalized).................... $  38,352  $  36,997  $  27,528
   Income taxes, net.............................. $  27,607  $  12,689  $   3,395

The accompanying notes are an integral part of these consolidated financial statements.

                        CB RICHARD ELLIS SERVICES, INC.

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                                (in thousands)

                                                                     Notes                 Accumulated
                                                        Additional receivable                 other
                                       Preferred Common  Paid-in   from sale  Accumulated comprehensive Treasury
                                         Stock   Stock   capital    of stock    deficit   income (loss)  stock     Total
                                       --------- ------ ---------- ---------- ----------- ------------- --------  --------
Balance, December 31, 1997............   $ 40     $188   $333,981   $ (5,956)  $(170,324)   $   (158)   $     --  $157,771
Net income............................     --       --         --         --      24,557          --          --    24,557
Common stock issued for incentive
 plans................................     --        1        962       (962)         --          --          --         1
Contributions, deferred compensation
 plan.................................     --       --      5,361         --          --          --          --     5,361
Collection on, net of cancellation of
 notes receivable from employee
 stock incentive plan.................     --       --       (646)     1,264          --          --          --       618
Common stock issued for REI and HP
 acquisitions.........................     --       15     58,486         --          --          --          --    58,501
Shares issued for Capital Accumulation
 Plan.................................     --       --      2,889         --          --          --          --     2,889
Common stock options exercised........     --        7      8,835         --          --          --          --     8,842
Amortization of cheap stock...........     --       --        312         --          --          --          --       312
Tax deduction from issuance of
 stock................................     --       --     11,907         --          --          --          --    11,907
Foreign currency translation gain.....     --       --         --         --          --       1,297          --     1,297
Purchase of preferred stock...........    (40)      --    (72,291)        --          --          --          --   (72,331)
Purchase of common stock..............     --       --         --         --          --          --      (8,883)   (8,883)
                                         ----     ----   --------   --------   ---------    --------    --------  --------
Balance, December 31, 1998............     --      211    349,796     (5,654)   (145,767)      1,139      (8,883)  190,842
Net income............................     --       --         --         --      23,282          --          --    23,282
Common stock issued for incentive
 plans................................     --        2      2,534     (2,534)         --          --          --         2
Contributions, deferred compensation
 plan.................................     --       --      2,094         --          --          --          --     2,094
Collection on, net of cancellation of
 notes receivable from employee
 stock incentive plan.................     --       --         --        101          --          --          --       101
Common stock options exercised........     --       --        449         --          --          --          --       449
Amortization of cheap stock...........     --       --        312         --          --          --          --       312
Tax deduction from issuance of
 stock................................     --       --        708         --          --          --          --       708
Foreign currency translation loss.....     --       --         --         --          --      (3,067)         --    (3,067)
Purchase of common stock..............     --       --         --         --          --          --      (4,986)   (4,986)
                                         ----     ----   --------   --------   ---------    --------    --------  --------
Balance, December 31, 1999............     --      213    355,893     (8,087)   (122,485)     (1,928)    (13,869)  209,737
Net income............................     --       --         --         --      33,388          --          --    33,388
Common stock issued for incentive
 plans................................     --        4      4,310     (4,310)         --          --          --         4
Contributions, deferred compensation
 plan.................................     --       --      2,729         --          --          --          --     2,729
Deferred compensation plan
 co-match.............................     --       --        907         --          --          --          --       907
Collection on, net of cancellation of
 notes receivable from employee
 stock incentive plan.................     --       --       (550)       550          --          --          --        --
Amortization of cheap and restricted
 stock................................     --       --        342         --          --          --          --       342
Tax deduction from issuance of
 stock................................     --       --        580         --          --          --          --       580
Foreign currency translation loss.....     --       --         --         --          --     (10,330)         --   (10,330)
Purchase of common stock..............     --       --        (43)        --          --          --      (1,975)   (2,018)
                                         ----     ----   --------   --------   ---------    --------    --------  --------
Balance, December 31, 2000............   $ --     $217   $364,168   $(11,847)  $ (89,097)   $(12,258)   $(15,844) $235,339
                                         ====     ====   ========   ========   =========    ========    ========  ========

The accompanying notes are an integral part of these consolidated financial statements.

                        CB RICHARD ELLIS SERVICES, INC.

                CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
                                (in thousands)

                                                    Year Ended December 31
                                                  --------------------------
                                                    2000     1999     1998
                                                  --------  -------  -------
Net income....................................... $ 33,388  $23,282  $24,557
Other comprehensive (loss) income net of tax.....  (10,330)  (3,067)   1,297
                                                  --------  -------  -------
Comprehensive income............................. $ 23,058  $20,215  $25,854
                                                  ========  =======  =======



The accompanying notes are an integral part of these consolidated financial statements.

                        CB RICHARD ELLIS SERVICES, INC.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1. Summary of Significant Accounting Policies

  Principles of Consolidation

   The accompanying consolidated financial statements include the accounts of CB Richard Ellis Services, Inc. (the Company) and majority owned and controlled subsidiaries. The equity attributable to minority shareholders' interests in subsidiaries is shown separately in the balance sheets. All significant intercompany accounts and transactions have been eliminated in consolidation.

   The Company's investments in unconsolidated subsidiaries in which it has the ability to exercise significant influence over operating and financial policies, but does not control, are accounted for by using the equity method. Accordingly, the Company's share of the earnings of these equity basis companies is included in consolidated net income. All other investments held on a long-term basis are valued at cost less any permanent impairment in value.

  Cash and Cash Equivalents

   Cash and cash equivalents consist of cash and highly liquid investments with an original maturity of less than three months. The Company controls certain cash and cash equivalents as agent for its investment and property management clients. These amounts are not included in the consolidated balance sheets.

  Goodwill and Other Intangible Assets

   Goodwill represents the excess of the purchase price of an acquisition over the Company's interest in the fair value of the net identifiable assets acquired. Goodwill is carried at cost less accumulated amortization and amortized on a straight-line basis. Net goodwill at December 31, 2000 consisted of $405.7 million related to the 1995 through 2000 acquisitions which is being amortized over an estimated useful life of 30 years and $18.3 million related to the Company's original acquisition in 1989 which is being amortized over an estimated useful life of 40 years.

   Net other intangible assets at December 31, 2000 included $6.0 million of deferred financing costs and $40.4 million of intangibles stemming from the 1995 through 2000 acquisitions. These are amortized on a straight-line basis over the estimated useful lives of the assets up to 12 years.

   The Company periodically evaluates the recoverability of the carrying amount of goodwill and other intangible assets. In this assessment, the Company considers macro market conditions and trends in the Company's relative market position, its capital structure, lender relationships and the estimated undiscounted future cash flows associated with these assets. If any of the significant assumptions inherent in this assessment materially change due to market, economic and/or other factors, the recoverability is assessed based on the revised assumptions and resultant undiscounted cash flows. If the analysis indicates impairment, it would be recorded in the period the changes occur based on the fair value of the goodwill and other intangible assets.

  Property, Plant and Equipment

   The Company capitalizes expenditures that materially increase the life of the related assets and charges the cost of maintenance and repairs to expense. Upon sale or retirement, the capitalized costs and related accumulated depreciation or amortization are eliminated from the respective accounts, and the resulting gain or loss is included in operating income.

   Depreciation is computed primarily using the straight line method over estimated useful lives ranging from 3 to 10 years. Leasehold improvements are amortized over the term of the respective leases, excluding options to

                        CB RICHARD ELLIS SERVICES, INC.

renew. Equipment under capital leases is depreciated over the related term of the leases. The Company periodically reviews property, plant and equipment for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If any of the significant assumptions inherent in this assessment materially change due to market, economics, and/or other factors, the recoverability is assessed based on the revised assumptions. If this analysis indicates that such assets are considered to be impaired, the impairment is recognized in the period the changes occur and is measured by the amount in which the carrying value exceeds the fair value of the asset.

  Income Recognition

   Real estate commissions on sales are recorded as income upon close of escrow or upon transfer of title. Real estate commissions on leases are generally recorded as income once the Company satisfies all obligations under the commission agreement, which generally occurs upon the earlier of the date of occupancy or cash receipt, if cash is received prior to occupancy. The existence of any significant future contingencies will result in the delay of recognition of income until such contingency is satisfied. If, for example, the tenant has a free rent period, lease revenue is not recorded until the first month's rent is paid. Investment management fees and management fees are recognized when earned under the provisions of the related agreements. Appraisal fees are recorded after services have been rendered. Loan origination fees are recognized at the time the loan closes and the Company has no significant remaining obligations for performance in connection with the loan transaction, while loan servicing fees are recorded as principal and interest payments are collected from mortgagors. Other commissions and fees are recorded as income at the time the related services have been performed unless significant future contingencies exist. The adoption of Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements," did not have a material effect on our operations or financial position.

  Foreign Currencies

   The financial statements of subsidiaries located outside the United States (U.S.) are generally measured using the local currency as the functional currency. The assets and liabilities of these subsidiaries are translated at the rates of exchange at the balance sheet date and income and expenses are translated at the average monthly rate. The currency effects of translating the financial statements of these non-U.S. operations of the Company are included in the "Accumulated other comprehensive income (loss)" component of stockholders' equity. Gains and losses resulting from foreign currency transactions are included in the results of operations. The aggregate transaction gains and losses included in the consolidated statements of operations are a $3.1 million loss, $1.1 million gain and $0.2 million loss for 2000, 1999 and 1998, respectively.

  Comprehensive Income

   Comprehensive income consists of net income and other comprehensive income
(loss). Accumulated other comprehensive income (loss) consists of foreign currency translation adjustments.

  Accounting for Transfers and Servicing

   The Company follows Statement of Financial Accounting Standards (SFAS) No. 125, Accounting for Transfers and Servicing of Financial Assets and Extinguishments in accounting for loan sales and acquisition of servicing rights. Under SFAS No. 125, the Company is required to recognize, at fair value, financial and servicing assets it has acquired control over and related liabilities it has incurred and amortize them over the period of estimated net servicing income or loss. Write-off of the asset is required when control is surrendered. The fair value of these servicing rights resulted in a gain, which is reflected in the Consolidated Statements of Operations, with a corresponding servicing asset of approximately $0.7 million and $0.8 million, at December 31, 2000 and 1999, respectively, which is reflected in the Consolidated Balance Sheets.

                        CB RICHARD ELLIS SERVICES, INC.

  Use of Estimates

   The preparation of financial statements in conformity with generally accepted accounting principles in the U.S. requires management to make estimates and assumptions that affect the reported amounts of certain assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of certain revenues and expenses during the reporting periods. Actual results could differ from those estimates. Management believes that these estimates provide a reasonable basis for the fair presentation of its financial condition and results of operations.

  Stock Based Compensation

   The Company has elected to apply the provisions of Accounting Principles Board (APB) Opinion No. 25 and provide the pro forma disclosure requirements of SFAS No. 123, Accounting for Stock Based Compensation in the footnotes to its consolidated financial statements. SFAS No. 123 requires pro forma disclosure of net income and, if presented, earnings per share, as if the fair-value based method of accounting defined in this statement had been applied. APB Opinion No. 25 and related interpretations require accounting for stock compensation awards based on their intrinsic value as of the grant date.

  Income Taxes

   Income taxes are accounted for under the asset and liability method in accordance with SFAS 109, Accounting for Income Taxes. Deferred tax assets and liabilities are determined based on temporary differences between financial reporting and tax basis of assets and liabilities and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured by applying enacted tax rates and laws to taxable income in the years in which the temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

  New Accounting Pronouncements

   In September 2000, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities. SFAS 140 revises the standards for accounting for securitizations and other transfers of financial assets and collateral established by SFAS 125. In addition, this statement is effective for recognition and reclassification of collateral and for disclosures relating to securitization transactions and collateral for fiscal years ending after December 15, 2000. The Company does not perform these types of transactions. This statement is effective for all transfers and servicing of financial assets and extinguishments of liabilities occurring after March 31, 2001. The Company is evaluating the impact of SFAS 140 on its results of operation and financial position for these types of transactions.

   In June 2000, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 138, Accounting for Certain Derivative Instruments and Certain Hedging Activities--an Amendment of FASB Statement No. 133. SFAS No. 138 amends the accounting and reporting for certain derivative instruments and hedging activities and is effective for all fiscal quarters of all fiscal years beginning after June 15, 2000. SFAS 138 is not expected to have a material impact on earnings or other components of comprehensive income of the Company.

   In June 1999, the FASB issued SFAS No. 137, Accounting for Derivative Instruments and Hedging Activities--Deferral of the Effective Date of FASB Statement No. 133, which deferred the effective date of SFAS No. 133 for one year. SFAS No. 137 is effective for all fiscal quarters of all fiscal years beginning after June 15,

                        CB RICHARD ELLIS SERVICES, INC.

2000. SFAS No. 137 is not anticipated to have a material impact on earnings or other components of comprehensive income as the Company had no derivatives outstanding at December 31, 2000.

   In June 1998, the FASB issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. SFAS No. 133 establishes accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet as either an asset or liability measured at its fair value. SFAS No. 133 requires that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative's gains and losses to offset related results on the hedged item in the income statement, and requires that a company must formally document, designate, and assess the effectiveness of transactions that receive hedge accounting. SFAS No. 133 is not expected to have a material impact on earnings or other components of comprehensive income as the Company had no derivatives outstanding at December 31, 2000.

  Reclassifications

   Some reclassifications, which do not have an effect on net income, have been made to the 1999 and 1998 financial statements to conform to the 2000 presentation.

2. Acquisitions and Dispositions

   During 2000, the Company acquired five companies with an aggregate purchase price of approximately $3.4 million in cash, $0.7 million in notes, plus additional payments over the next five years based on acquisition earnout agreements. These payments will supplement the purchase price and be recorded as additional goodwill. The most significant acquisition in 2000 was the purchase of Boston Mortgage Capital Corporation (Boston Mortgage), through L.J. Melody, for approximately $2.1 million, plus supplemental payments based on an acquisition earnout agreement. Boston Mortgage provides further mortgage banking penetration into the northeast. It services approximately $1.8 billion in loans covering roughly 175 commercial properties throughout New England, New York and New Jersey.

   In February 2000, the Company sold certain non-strategic assets for cash proceeds of $8.4 million, resulting in a pre-tax gain of $4.7 million.

   During 1999, the Company acquired four companies with an aggregate purchase price of approximately $13.8 million. The two significant acquisitions were Eberhardt Company which was acquired in September 1999 through L.J. Melody for approximately $7.0 million and Profi Nordic which was acquired in February 1999 through CBRE Profi Acquisition Corp. (formerly Koll Tender III) for approximately $5.5 million.

   During 1999, the Company sold five of its smaller non-strategic offices (Bakersfield and Fresno, California; Albuquerque, New Mexico; Reno, Nevada; and Salt Lake City, Utah) for a total of approximately $7.0 million received in cash and notes. It also sold an insurance operation which was used to help property management and other clients with complex insurance problems for $3.0 million in receivables. These sales resulted in a pre-tax gain of $8.7 million.

   On October 20, 1998 the Company, through L.J. Melody, purchased Carey, Brumbaugh, Starman, Phillips, and Associates, Inc., a regional mortgage banking firm for approximately $5.6 million in cash and approximately $2.4 million in notes bearing interest at 9.0% with three annual payments which began in October 1999. Approximately $0.2 million of the $2.4 million notes was accounted for as deferred cash compensation to select key executives. The acquisition was accounted for as a purchase. The purchase price has largely been allocated to

                        CB RICHARD ELLIS SERVICES, INC.

intangibles and goodwill which are amortized on a straight line basis over their estimated useful lives of 7 and 30 years, respectively.

   On October 1, 1998 the Company purchased the remaining ownership interests that it did not already own in the Richard Ellis Australia and New Zealand businesses. The costs for the remaining interest was $20.0 million in cash. Virtually all of the revenue of these locations is derived from brokerage and appraisal services. The acquisition was accounted for as a purchase. The purchase price has largely been allocated to intangibles and goodwill which are amortized on a straight line basis over their estimated useful lives ranging up to 30 years.

   On September 22, 1998 the Company purchased the approximately 73.0% interest that it did not already own in CB Commercial Real Estate Group of Canada, Inc. The Company acquired the remaining interest for approximately $14.3 million in cash. The acquisition was accounted for as a purchase. The purchase price has been largely allocated to intangibles and goodwill which are amortized on a straight line basis over their estimated useful lives ranging up to 30 years.

   On July 7, 1998 the Company acquired the business of Hillier Parker May and Rowden, now known as CB Hillier Parker Limited (HP), a commercial property services partnership operating in the United Kingdom (UK). The acquisition was accounted for as a purchase. The purchase price for HP included approximately $63.6 million in cash and $7.1 million in shares of the Company's common stock. In addition, the Company assumed a contingent payout plan for key HP employees with a potential payout over three years of approximately $13.9 million and assumed various annuity obligations of approximately $15.0 million. The purchase price has largely been allocated to goodwill which is amortized on a straight line basis over its estimated useful life of 30 years.

   On July 1, 1998 the Company increased its ownership percentage in CB Commercial/Arnheim & Neely, an existing partnership formed in September 1996, which then combined with the Galbreath Company Mid-Atlantic to form CB Richard Ellis/Pittsburgh, LP. The total purchase price of the Company's 50% interest in the combined enterprise is $5.7 million.

   On May 31, 1998 the Company acquired Mathews Click and Associates, a property sales, leasing, and management firm, for approximately $10.0 million in cash and potential supplemental payments of $1.9 million which were contingent upon operating results, payable to the sellers over a period of two years. The acquisition was accounted for as a purchase. The total purchase price including potential supplemental payments was allocated to intangibles and goodwill which are amortized on a straight line basis over their estimated useful lives of 7 and 30 years, respectively.

   Effective May 1, 1998 the Company, through L.J. Melody, acquired Shoptaw-James, Inc. (Shoptaw-James), a regional mortgage banking firm, for approximately $6.3 million in cash and approximately $2.7 million in notes bearing interest at 9.0% with three annual payments which began in May 1999. The acquisition was accounted for as a purchase. Approximately $0.3 million of the $2.7 million notes are being accounted for as compensation over the term of the notes as the payment of these notes are contingent upon select key executives' and producers' continued employment with the Company. Approximately $2.4 million of the $2.7 million is being accounted for as supplemental payments to the sellers over a period of three years. The purchase price and supplemental payments have largely been allocated to intangibles and goodwill which are amortized on a straight line basis over their estimated useful lives of 7 and 30 years, respectively.

   On April 17, 1998 the Company purchased all of the outstanding shares of CB Commercial Limited, formerly known as REI Limited (REI), an international commercial real estate services firm operating under the name Richard Ellis in major commercial real estate markets worldwide (excluding the UK). The acquisition was accounted for as a purchase. The purchase price has largely been allocated to goodwill, which is amortized on a

                        CB RICHARD ELLIS SERVICES, INC.

straight line basis over an estimated useful life of 30 years. The purchase price for REI was approximately $104.8 million of which approximately $53.3 million was paid in cash and notes and approximately $51.5 million was paid in shares of the Company's common stock. In addition, the Company assumed approximately $14.4 million of long-term debt and minority interest. The Company incurred a one-time charge of $3.8 million associated with the integration of REI's operations and systems into the Company's.

   On February 1, 1998 the Company, through L.J. Melody, acquired all of the issued and outstanding stock of Cauble and Company of Carolina, a regional mortgage banking firm for approximately $2.2 million, including cash payments of approximately $1.8 million and a note payable of approximately $0.4 million bearing interest at 9.0% with principal payments starting in April 1998. The acquisition was accounted for as a purchase. The purchase price has been largely allocated to intangibles and goodwill, which are amortized on a straight line basis over their estimated useful lives of 7 and 30 years, respectively.

   On January 31, 1998 the Company, through L.J. Melody, acquired certain assets of North Coast Mortgage Company, a regional mortgage banking firm for cash payments of approximately $3.0 million and approximately $0.9 million in notes. Approximately $0.3 million of the $0.9 million notes have been accounted for as supplemental payments to the sellers and approximately $0.6 million as deferred compensation to certain key executives and producers payable in three annual installments which began in February 1999. The acquisition was accounted for as a purchase. The purchase price and supplemental payments have largely been allocated to intangibles and goodwill, which are amortized on a straight line basis over their estimated useful lives of 7 and 30 years, respectively. The $0.6 million of deferred cash compensation is being accounted for as compensation over the term of the agreements as the payment of the compensation is contingent upon select key executives' and producers' continued employment with the Company.

   The assets and liabilities of certain acquired companies, along with the related goodwill, intangibles and indebtedness, are reflected in the accompanying consolidated financial statements at December 31, 2000. The results of operations of the acquired companies are included in the consolidated results from the dates they were acquired. The unaudited pro forma results of operations of the Company for the year ended December 31, 1998, assuming the REI acquisition had occurred on January 1, 1998, would have been as follows (amounts in thousands, except per share data):

                                                         Year Ended
                                                        December 31,
                                                            1998
                                                        ------------
           Revenue.....................................  $1,051,114
           Net income..................................      15,586
           Net loss applicable to common stockholders..     (16,687)
           Loss per share
              Basic....................................       (0.81)
              Diluted..................................       (0.81)

   For the year ended December 31, 1998, net loss applicable to common stockholders includes a deemed dividend of $32.3 million on the repurchase of the Company's preferred stock. The pro forma results do not necessarily represent results which would have occurred if the acquisitions had taken place on the date assumed above, nor are they indicative of the results of future combined operations. The amounts are based upon certain assumptions and estimates, and do not reflect any benefit from economies which might be achieved from combined operations. Further, REI historical results for the first three months of 1998 include certain nonrecurring adjustments.

                        CB RICHARD ELLIS SERVICES, INC.

3. Property and Equipment

   Property and equipment is stated at cost and consists of the following (in thousands):

                                                 December 31
                                             ------------------
                                               2000      1999
                                             --------  --------
Buildings and improvements.................. $ 17,354  $ 19,273
Furniture and equipment.....................  128,678   111,840
Equipment under capital leases..............   28,765    29,800
                                             --------  --------
                                              174,797   160,913
Accumulated depreciation and amortization...  (98,805)  (90,764)
                                             --------  --------
Property and equipment, net................. $ 75,992  $ 70,149
                                             ========  ========

   The Company sold its headquarters building in downtown Los Angeles, California, in September 1999 and a small office building in Phoenix, Arizona in October 1999, both at a minimal loss. Depreciation expense was $19.2 million, $17.1 million and $14.8 million during 2000, 1999 and 1998, respectively.

4. Investments in and Advances to Unconsolidated Subsidiaries

   Investments in and advances to unconsolidated subsidiaries as of December 31, 2000 and 1999 are as follows (in thousands):

                                                             December 31
                                                           ---------------
                                                  Interest  2000    1999
                                                  -------- ------- -------
     CB Commercial/Whittier Partners, LP.........   50.0%  $10,173 $ 9,646
     CBRE Pittsburgh.............................   50.0%    6,261   5,853
     Ikoma CB Richard Ellis K.K..................   20.0%    3,695   2,523
     Strategic Partners (CBRE Investors).........    3.4%    3,659      --
     Building Technology Engineers...............   49.9%    2,595      --
     CBRE Corp Partners, LLC.....................    9.1%    2,510   1,453
     Other.......................................      *    12,432  19,039
                                                           ------- -------
                                                           $41,325 $38,514
                                                           ======= =======

--------
* Various interests with varying ownership rates.

   Unaudited combined condensed financial information for the entities accounted for using the equity method is as follows (in thousands):

               Consolidated Statement of Operations Information

                                                   Year Ended December 31
                                                  -------------------------
                                                    2000     1999    1998
                                                  -------- -------- -------
                                                         (Unaudited)
     Net revenue................................. $241,902 $172,365 $72,911
     Income from operations......................   59,936   43,088  27,921
     Net income..................................   50,183   32,795  23,678

                        CB RICHARD ELLIS SERVICES, INC.

   Condensed Balance Sheet Information:

                                                December 31
                                             -----------------
                                               2000     1999
                                             -------- --------
                                                (Unaudited)
Current assets.............................. $153,942 $ 62,579
Noncurrent assets...........................  777,718  689,286
Current liabilities.........................   94,507   34,076
Noncurrent liabilities......................  302,530  249,546
Minority interest...........................      519    1,115

5. Employee Benefit Plans

   Option Plans. In conjunction with the North Coast Mortgage Company acquisition, options for 25,000 shares were granted with an exercise price representing the fair market value at date of grant of $32.50 per share. On December 15, 1998, the option holders elected to change the exercise price to $20.00 per share, which was above market value on the date of election, and simultaneously reduce the number of shares by 20%. The options vest over five years at a rate of 20% per year, expiring in February 2008. Options for 20,000 shares under the North Coast Mortgage Company acquisition were outstanding at December 31, 2000.

   In conjunction with the Shoptaw-James acquisition, options for 25,000 shares were granted with an exercise price representing a fair market value of $37.32 per share on the date of grant. On December 15, 1998 the option holders elected to change the exercise price to $20.00 per share, which was above market value on the date of election, and simultaneously reduce the number of shares by 20%. The options vest over five years at a rate of 20% per year, expiring in May 2008. Options for 20,000 shares under the Shoptaw-James acquisition were outstanding at December 31, 2000.

   In October 1998, in conjunction with the Carey, Brumbaugh acquisition, options for 25,000 shares were granted with an exercise price representing a fair market of $19.44 per share on the grant date. The options vest over five years at a rate of 20% per year, expiring in September 2008. Options for 25,000 shares under the Carey, Brumbaugh acquisition were outstanding at December 31, 2000.

   In April 1998, in conjunction with the REI acquisition, the Company approved the assumption of the options outstanding under the REI Limited Stock Option Plan. These options for 46,115 shares of common stock were issued and exercised immediately at $14.95 per share in exchange for existing REI options. Also in conjunction with the REI acquisition, the Company granted options for 475,677 shares at an exercise price equal to fair market value at date of grant of $33.76 per share. On December 15, 1998 select holders of stock options elected to change the exercise price of their options to $20.00 per share, which was above market value on the date of election, and simultaneously reduce the number of shares by 20%. During 2000, the Company granted options for 58,000 shares of common stock at an exercise price of $12.88 per share. All options were granted at an exercise price equal to fair market value at date of grant. The vesting periods of these options range from three to five years and they expire at various dates through August 2010. Options for 492,984 shares were outstanding under the REI Limited Stock Option Plan at December 31, 2000.

   A total of 700,000 shares of common stock have been reserved for issuance under the Company's 1997 Employee Stock Option Plan. On December 15, 1998, select holders of stock options with an exercise price in excess of $20.00 per share elected to change the exercise price of their options to $20.00 per share, which was above market value on the date of election and simultaneously reduce the number of shares by 20%. During 2000, the Company granted options for 105,000 shares of common stock at exercise prices ranging from $10.38

                        CB RICHARD ELLIS SERVICES, INC.

to $12.85 per share. All options were granted at an exercise price equal to fair market value at date of grant. The vesting periods for these options range from approximately four to five years and they expire at various dates through August 2010. Options for 692,060 shares were outstanding under the 1997 Employee Stock Option Plan at December 31, 2000.

   In August 1997, in conjunction with the Koll acquisition, the Company approved the assumption of the options outstanding under the KMS Holding Company Amended 1994 Stock Option Plan (now known as the CBC Substitute Option Plan (CBCSP)) and the Koll Acquisition Stock Option Plan (KASOP). Under the CBCSP, 407,087 stock options were issued with exercise prices ranging from $12.89 to $18.04 per share in exchange for existing Koll options. These options were immediately exercisable and expire at various dates through April 2006. All options were granted at an exercise price equal to fair market value at date of grant. At December 31, 2000, 231,941 options were outstanding. Under the KASOP, options for 550,000 shares were approved for issuance to former senior executives of Koll who became employees or directors of the Company. These options have exercise prices ranging from $14.25 to $36.75 per share and vesting periods ranging from immediate to three years. During 2000, the Company granted options for 20,000 shares of common stock under the KASOP at an exercise price of $12.88 per share. These options expire at various dates through August 2010. Options for 550,000 shares were outstanding for the KASOP at December 31, 2000.

   In August 1997, in conjunction with the Koll acquisition, the Company approved the issuance of warrants to purchase 599,967 shares. Of the outstanding warrants, 42,646 are attached to common stock obtainable under the CBC Substitute Option Plan and 555,741 are attached to shares of outstanding common stock. Each warrant is exercisable into one share of common stock at an exercise price of $30.00 commencing in August 2000 and expiring in August 2004. At December 31, 2000, 598,387 warrants issued were outstanding.

   A total of 90,750 shares of common stock have been reserved for issuance under the L.J. Melody Acquisition Stock Option Plan, which was adopted by the Board of Directors in September 1996 as part of the July 1996 acquisition of L.J. Melody. Options for all these shares have been issued at an exercise price of $10.00 per share and vest over a period of five years at the rate of 5% per quarter and these options expire in June 2006. Options for 90,750 shares of common stock under the L.J. Melody Acquisition Stock Option Plan were outstanding at December 31, 2000.

   A total of 600,000 shares of common stock have been reserved for issuance under the Company's 1991 Service Providers Stock Option Plan. In various years, options were granted below market price to select directors as partial payment for director fees. On December 15, 1998 select holders of stock options with an exercise price in excess of $20.00 per share elected to change the exercise price of their options to $20.00 per share, which was above market value on the date of election and simultaneously reduce the number of shares by 20%. During 2000, options for 39,000 shares were granted to select directors and executive officers at an exercise price equal to fair market value at date of grant ranging from $11.81 to $12.88 per share. These options vest from a zero to a five year period and expire at various dates through August 2010. Options for 583,888 shares were outstanding under the 1991 Service Providers Stock Option Plan at December 31, 2000.

   A total of 1,000,000 shares of common stock have been reserved for issuance under the Company's 1990 Stock Option Plan. All options vest over a four year period, expiring at various dates through November 2006. Options for 35,000 shares under the 1990 Stock Option Plan were outstanding at December 31, 2000.

   The Company completed the 1999 stock repurchase program on January 5, 2000. A total of 397,450 shares of common stock were purchased for a total of $5.0 million. In 1998, a total of 488,900 shares of common stock were purchased for $8.8 million. The shares purchased in 1999 and 1998 will be used to minimize the dilution caused by the exercise of stock options and the grant of stock purchase rights.

                        CB RICHARD ELLIS SERVICES, INC.

   A summary of the status of the Company's option plans at December 31, 2000, 1999 and 1998 and changes during the years then ended is presented in the table and narrative below:

                                              2000                1999                 1998
                                       ------------------- ------------------- --------------------
                                                  Weighted            Weighted             Weighted
                                                  Average             Average              Average
                                                  Exercise            Exercise             Exercise
     Stock Options and Warrants         Shares     Price    Shares     Price     Shares     Price
     --------------------------        ---------  -------- ---------  -------- ----------  --------
Outstanding beginning of the year..... 3,075,356   $20.71  2,937,085   $23.18   3,284,381   $22.43
Granted...............................   487,710    24.81    628,611    15.17   1,885,944    25.94
Exercised.............................        --       --    (58,000)   10.00    (824,385)   10.73
Forfeited/Expired.....................  (223,056)   19.84   (432,340)   31.64  (1,408,855)   32.42
                                       ---------   ------  ---------   ------  ----------   ------
Outstanding end of year............... 3,340,010   $21.25  3,075,356    20.71   2,937,085   $23.18
                                       ---------   ------  ---------   ------  ----------   ------
Exercisable at end of year............ 1,824,665   $23.90    770,756   $21.86     830,289   $21.94
Weighted average fair value of options
  granted during the year.............             $ 6.72              $ 8.84               $12.27

   Significant option and warrant groups outstanding at December 31, 2000 and related weighted average price and life information is presented below:

                                                               Exercisable Options
                           Outstanding Options and Warrants        and Warrants
                         ------------------------------------- --------------------
                                         Weighted     Weighted             Weighted
                                         Average      Average              Average
                           Number       Remaining     Exercise   Number    Exercise
Range of Exercise Prices Outstanding Contractual Life  Price   Exercisable  Price
------------------------ ----------- ---------------- -------- ----------- --------
     $00.38-$10.38......    167,594     5.32 yrs.      $ 7.44     143,519   $ 6.97
     $11.81-$19.44......    985,941     7.69 yrs.       14.48     327,141    14.48
     $20.00-$23.75......  1,273,754     6.84 yrs.       20.52     488,218    20.79
     $30.00-$36.75......    912,721     4.64 yrs.       32.11     865,787    32.02
                          ---------                    ------   ---------   ------
                          3,340,010                    $21.25   1,824,665   $23.90
                          =========                    ======   =========   ======

   Deferred Compensation Plan (the DCP). In 1994, the Company implemented the DCP. Under the DCP, a select group of management and highly compensated employees can defer the payment of all or a portion of their compensation (including any bonus). The DCP permits participating employees to make an irrevocable election at the beginning of each year to receive amounts deferred at a future date either in cash, which is an unsecured long-term liability of the Company, or in shares of common stock of the Company which elections are recorded as additions to stockholders' equity. In May 2000, the Company began repurchasing stock from the open market in order to minimize the dilutive effect of issuing stock pursuant to the DCP. As of December 31, 2000, the Company has repurchased 185,800 shares of common stock for $2.0 million, which is reported as an increase in treasury stock. In 1999, the Company revised the DCP to add insurance products which function like mutual funds as an investment alternative and to fund the Company's obligation for deferrals invested in these insurance products. Prior to July 1, 2000, cash payments to purchase additional insurance products were made on the third business day of the month following the related DCP participant deferral. Currently, payments are made twice a month. For the year ended December 31, 2000, $43.6 million was deferred and mainly allocated to the other investment products. The accumulated non-stock liability at December 31, 2000 was $80.5 million and the assets (in the form of insurance proceeds) set aside to cover the liability was $53.2 million. The total liability of $92.0 million, including $11.5 million deferred in stock, was charged to expense in the period of deferral and classified as deferred compensation plan liability, except for stock which is included in stockholders' equity. On July 17, 2000, the Company announced a match of the stock portion of the DCP for the Plan Year 1999 in the

                        CB RICHARD ELLIS SERVICES, INC.

amount of $4.5 million, equivalent to 437,880 shares of common stock at a market price of $10.38 per share. The vesting period is over five years with 20% vesting each year at December 31, 2000 through 2004. The related compensation expense will be amortized over the vesting period. The Company charged to compensation expense a total of $0.9 million for the year ended December 31, 2000. The weighted average fair value of the shares granted during the year is $5.90. In October 2000, the Company added the "Retention Program" and the "Recruitment Program" to the DCP, with the awards being effective January 2001. Under the Retention Program, the 125 best sales professionals were credited with 5,700, 4,500 or 3,000 stock units under the DCP (each unit is the equivalent of one share of stock). The stock units do not vest for four years and in the case of those sales professionals who were credited with 5,700 or 4,500 stock units, there was a requirement to execute a long-term covenant not to compete. Under the Recruitment Program, the Company credited either stock units or cash to experienced new hires for sales professional jobs. The share awards ranged from 750 to 4,500 and the cash awards ranged from $30 thousand to $100 thousand.

   As allowed under the provisions of SFAS No. 123, Accounting for Stock-Based Compensation, the Company has elected to follow Accounting Principles Board
(APB) Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations in accounting for its employee stock based compensation plans. Under this method the Company does not recognize compensation expense for options that were granted at or above the market price of the underlying stock on the date of grant. Had compensation expense been determined consistent with SFAS No. 123, the Company's net income and per share information would have been reduced to the following pro forma amounts (in thousands except per share data):

                                              2000    1999    1998
                                             ------- ------- -------
Net Income:
   As Reported.............................. $33,388 $23,282 $24,557
   Pro Forma................................  30,393  19,039  20,396
Basic EPS:
   As Reported..............................    1.60    1.11   (0.38)
   Pro Forma................................    1.45    0.91   (0.59)
Diluted EPS:
   As Reported..............................    1.58    1.10   (0.38)
   Pro Forma................................    1.44    0.91   (0.59)

   Because the SFAS 123 method of accounting has not been applied to options granted prior to January 1, 1995, the resulting pro forma compensation cost may not be representative of that to be expected in future years.

   The fair value of each option grant and DCP company match is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions used for grants:

                                                2000       1999       1998
                                             ---------- ---------- ----------
Risk free interest rate.....................   6.52%      5.55%      4.95%
Expected volatility.........................   58.06%     61.83%     48.16%
Expected life............................... 5.00 years 5.00 years 5.00 years

   Dividend yield is excluded from the calculation since it is the present intention of the Company to retain all earnings.

   The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because

                        CB RICHARD ELLIS SERVICES, INC.

changes in the subjective input assumptions can materially affect the fair value estimate, the Company believes the Black-Scholes model does not necessarily provide a reliable single measure of the fair value of its employee stock options.

   Stock Purchase Plans. The Company has restricted stock purchase plans covering select key executives including senior management. A total of 500,000 and 550,000 shares of common stock have been reserved for issuance under the Company's 1999 and 1996 Equity Incentive Plans, respectively. The shares may be issued to senior executives for a purchase price equal to the greater of $18.00 and $10.00 per share or fair market value, respectively. Under the 1999 and 1996 Equity Incentive Plans, the Company issued 285,000 and 50,000 shares in 2000, and 415,833 and 441,937 shares were outstanding at December 31, 2000, respectively. The purchase price for these shares must be paid either in cash or by delivery of a full recourse promissory note. The related promissory notes are also included in the Consolidated Statements of Stockholders' Equity.

   In October 1998, the Company offered all employees under the 1990 Stock Option Plan who held options that expired in April 1999 a loan equal to 100% of the total exercise price plus 40% of the difference between the current market value of the shares and the exercise price. Loan proceeds were applied towards the total exercise price and payroll withholding taxes. The loans are evidenced by full recourse promissory notes having a maturity of five years at an interest rate of 6.0%. Interest is due annually, while the principal is due the earlier of five years or upon sale of the shares. The shares issued under this offering may not be sold until after 18 months from the date of issuance. A total of 415,000 shares were issued under this offering. The related promissory notes of $4.7 million and $4.9 million are included in other assets in the Consolidated Balance Sheets at December 31, 2000 and 1999, respectively.

   Bonuses. The Company has bonus programs covering select key employees, including senior management. Awards are based on the position and performance of the employee and the achievement of pre-established financial, operating and strategic objectives. The amounts charged to expense for bonuses were $49.8 million, $44.3 million and $33.7 million for the years ended December 31, 2000, 1999, and 1998, respectively.

   Capital Accumulation Plan (the Cap Plan). The Cap Plan is a defined contribution profit sharing plan under Section 401(k) of the Internal Revenue Code and is the Company's only such plan. Under the Cap Plan, each participating employee may elect to defer a portion of his or her earnings and the Company may make additional contributions from the Company's current or accumulated net profits to the Cap Plan in these amounts as determined by the Board of Directors. The Company expensed, in connection with the Cap Plan, $2.2 million and $1.6 million for the years ended December 31, 2000 and 1999. No expense, in connection with the Cap Plan, was incurred for the year ended December 31, 1998.

   Employee Stock Purchase Plan. In May 2000, the Company amended and restated, effective July 1, 2000, its 1998 employee stock purchase plan designed exclusively for employees who earn less than $100,000 in total annual compensation. Under the plan, the eligible employees may purchase common stock by means of contributions to the Company at a price equal to 90% of the fair market value of the share on the last trading day of the purchase period. The plan provides for purchases by employees up to an aggregate of 150,000 shares each year for 2000, 2001 and 2002. This program was discontinued effective October 2000.

   Pension Plan. The Company, through the acquisition of Hillier Parker, maintains a contributory defined benefit pension plan to provide retirement benefits to existing and former Hillier Parker employees participating in the plan. It is the Company's policy to fund the minimum annual contributions required by applicable regulations. Pension expense totaled $0.9 million, $1.9 million and $0.9 million in 2000, 1999 and 1998, respectively.

                        CB RICHARD ELLIS SERVICES, INC.

   The following sets forth a reconciliation of benefit obligation, plan assets, plan's funded status and amounts recognized in the accompanying Consolidated Balance Sheets:

                                                 Year Ended
                                                 December 31
                                             ------------------
                                               2000      1999
                                             --------  --------
                                               (in thousands)
Change in benefit obligation
Benefit obligation at beginning of year..... $ 72,146  $ 73,190
Service cost................................    5,728     5,350
Interest cost...............................    4,026     4,175
Plan participants' contributions............      671       804
Actuarial gain..............................   (4,680)   (7,495)
Benefits paid...............................   (1,343)   (1,760)
Currency gain...............................   (5,472)   (2,118)
                                             --------  --------
Benefit obligation at end of year........... $ 71,076  $ 72,146
                                             ========  ========

Change in plan assets
Fair value of plan assets at beginning of
  year...................................... $115,039  $ 95,731
Actual return on plan assets................   (3,340)   22,666
Company contributions.......................    1,257       786
Plan participants' contributions............      671       419
Benefits paid...............................   (1,343)   (1,760)
Currency loss...............................   (8,596)   (2,803)
                                             --------  --------
Fair value of plan assets at end of year.... $103,688  $115,039
                                             ========  ========

Funded status............................... $ 32,612  $ 42,893
Unrecognized net actuarial gain.............   (7,941)  (16,570)
Company contributions in the
  post-measurement period...................      564        --
                                             --------  --------
Prepaid benefit cost........................ $ 25,235  $ 26,323
                                             ========  ========

   Weighted-average assumptions used in developing the projected benefit obligation were as follows:

                                                December 31
                                             ----------------
                                              2000     1999
                                             -------  -------
Discount rate...............................   6.00%    5.75%
Expected return on plan assets..............   7.75%    7.75%
Rate of compensation increase...............   5.00%    5.00%

Net periodic pension cost consisted of the following:

                                                Year Ended
                                                December 31
                                             ----------------
                                              2000     1999
                                             -------  -------
                                              (in thousands)
Employer service cost....................... $ 5,728  $ 5,350
Interest cost on projected benefit
  obligation................................   4,026    4,175
Expected return on plan assets..............  (8,395)  (7,636)
Unrecognized net gain.......................    (425)      --
                                             -------  -------
Net periodic benefit cost................... $   934  $ 1,889
                                             =======  =======

                        CB RICHARD ELLIS SERVICES, INC.

6. Long-term Debt

   Long-term debt consists of the following (in thousands):

                                                                                   December 31
                                                                                -----------------
                                                                                  2000     1999
                                                                                -------- --------
Senior Subordinated Notes, less unamortized discount of $1.7 million and
  $1.9 million at December 31, 2000 and 1999, respectively, with fixed interest at 8.9% due in 2006.......................................................... $173,336 $173,108
Revolving Credit Facility, with interest ranging from 8.5% to 9.0%, due in
  2003.........................................................................  110,000  160,000
Westmark Senior Notes, with interest ranging from 9.0% to 10.0% through
  December 31, 2004 and at variable rates depending on the Company's credit
  facility rate thereafter, due from 2001 through 2010.........................   15,502   16,502
Euro cash pool loan, with interest at 6.91% and no stated maturity date........    6,946       --
REI Senior Notes, with variable interest rates based on Sterling LIBOR minus
  1.5%, due in 2002............................................................    2,742    2,965
Shoptaw-James Senior Notes, with fixed interest at 9.0%, due in 2001...........      810    1,620
Carey, Brumbaugh Senior Notes, with fixed interest at 9.0%, due in 2001........      720    1,440
Eberhardt Acquisition Obligations, with fixed interest at 8.0%, due from 2001
  through 2002.................................................................      600      900
Capital lease obligations, mainly for autos and telephone equipment, with
  interest ranging from 6.8% to 8.9%, due through 2004.........................    2,302    3,554
Other..........................................................................    1,206    4,548
                                                                                -------- --------
Total..........................................................................  314,164  364,637
Less current maturities........................................................   10,593    6,765
                                                                                -------- --------
   Total long-term debt........................................................ $303,571 $357,872
                                                                                ======== ========

   Annual aggregate maturities of long-term debt at December 31, 2000 are as follows (in thousands): 2001--$10,593; 2002--$4,536; 2003--$110,512;
2004--$128; 2005--$20; and $188,375 thereafter.

   In October 1999, the Company executed an amendment to the revolving credit facility, eliminating the mandatory reduction on December 31, 1999, and revising some of the restrictive covenants. The new amendment is also subject to mandatory reductions of the facility by $80.0 million and $70.0 million on December 31, 2000 and 2001, respectively. This reduced the facility from $350.0 million to $270.0 million at December 31, 2000. The amount outstanding under this facility was $110.0 million at December 31, 2000. Interest rate alternatives include Bank of America's reference rate plus 1.00% and LIBOR plus 2.00%. The weighted average rate on amounts outstanding at December 31, 2000 was 8.79%.

   The revolving credit facility contains numerous restrictive covenants that, among other things, limit the Company's ability to incur or repay other indebtedness, make advances or loans to subsidiaries and other entities, make capital expenditures, incur liens, enter into mergers or effect other fundamental corporate transactions, sell its assets, or declare dividends. In addition, the Company is required to meet certain ratios relating to its adjusted net worth, level of indebtedness, fixed charges and interest coverage.

   The Company has outstanding Senior Subordinated Notes (Subordinated Notes) due on June 1, 2006. The Subordinated Notes are redeemable in whole or in part after June 1, 2002 at 104.438% of par on that date and at declining prices thereafter. On or before June 1, 2001, up to 35.0% of the issued amount may be redeemed at 108.875% of par plus accrued interest solely with the proceeds from an equity offering.

                        CB RICHARD ELLIS SERVICES, INC.

   The Company has a credit agreement with Residential Funding Corporation
(RFC). The credit agreement provides for a revolving line of credit, which bears interest at 1.25% per annum over LIBOR. On July 19, 2000, the Company executed an amendment to the revolving line of credit, increasing the line of credit from $50.0 million to $100.0 million, decreasing the interest rate from 1.25% to 1.00% per annum over LIBOR and extending the expiration date from August 31, 2000 to August 31, 2001. In addition, on November 8, 2000, the Company obtained a temporary line of credit increase of $52.0 million, resulting in a total line of credit equaling $152.0 million. This temporary line of credit increase expired on November 30, 2000. During the year, the Company had a maximum of $151.3 million revolving line of credit principal outstanding. At December 31, 2000, the Company had $0.4 million revolving line of credit principal outstanding.

7. Commitments and Contingencies

   In December 1996, GMH Associates, Inc. (GMH) filed a lawsuit against Prudential Realty Group (Prudential) and the Company in the Superior Court of Pennsylvania, Franklin County, alleging various contractual and tort claims against Prudential, the seller of a large office complex, and the Company, its agent in the sale, contending that Prudential breached its agreement to sell the property to GMH, breached its duty to negotiate in good faith, conspired with the Company to conceal from GMH that Prudential was negotiating to sell the property to another purchaser and that Prudential and the Company misrepresented that there were no other negotiations for the sale of the property. Following a non-jury trial, the court rendered a decision in favor of GMH and against Prudential and the Company, awarding GMH $20.3 million in compensatory damages, against Prudential and the Company jointly and severally, and $10.0 million in punitive damages, allocating the punitive damage award $7.0 million as against Prudential and $3.0 million as against the Company. Following the denial of motions by Prudential and the Company for a new trial, a judgment was entered on December 3, 1998. Prudential and the Company filed an appeal of the judgment. On March 3, 2000, the appellate court in Pennsylvania reversed all of the trial courts' decisions finding that liability was not supported on any theory claimed by GMH and directed that a judgment be entered in favor of the defendants including the Company. The plaintiff filed an appeal with the Pennsylvania Supreme Court which was denied. The plaintiff has exhausted all appeal possibilities and judgment is expected to be entered shortly in favor of all defendants.

   In August 1993, a former commissioned sales person of the Company filed a lawsuit against the Company in the Superior Court of New Jersey, Bergen County, alleging gender discrimination and wrongful termination by the Company. On November 20, 1996, a jury returned a verdict against the Company, awarding $1.5 million in general damages and $5.0 million in punitive damages to the plaintiff. Subsequently, the trial court awarded the plaintiff $0.6 million in attorneys' fees and costs. Following denial by the trial court of the Company's motions for new trial, reversal of the verdict and reduction of damages, the Company filed an appeal of the verdict and requested a reduction of damages. On March 9, 1999, the appellate court ruled in the Company's favor, reversed the trial court decision and ordered a new trial. On February 16, 2000, the Supreme Court of New Jersey reversed the decision of the appellate court, concluded that the general damage award in the trial court should be sustained and returned the case to the appellate court for a determination as to whether a new trial should be ordered on the issue of punitive damages. In April 2000, the Company settled the compensatory damages claim (including interest) and all claims to date with respect to attorneys fees by paying to the plaintiff the sum of $2.75 million leaving only the punitive damage claim for resolution (the plaintiff also agreed, with very limited exceptions, that no matter what the outcome of the punitive damage claim the Company would not be responsible for more than 50% of the plaintiff's future attorney fees). In February 2001, the Company settled all remaining claims for the sum of $2.0 million and received a comprehensive release.

   The Company is a party to a number of pending or threatened lawsuits arising out of, or incident to, its ordinary course of business. Based on available cash and anticipated cash flows, the Company believes that the ultimate outcome will not have an impact on the Company's ability to carry on its operations. Management

                        CB RICHARD ELLIS SERVICES, INC.

believes that any liability to the Company that may result from disposition of these lawsuits will not have a material effect on the consolidated financial position or results of operations of the Company.

   The following is a schedule by years of future minimum lease payments for noncancelable leases as of December 31, 2000 (in thousands):

                                        Capital Operating
                                        Leases   Leases
                                        ------- ---------
2001................................... $1,167  $ 48,299
2002...................................    895    40,686
2003...................................    518    33,316
2004...................................     10    25,967
2005...................................     --    22,195
Thereafter.............................     --    97,674
                                        ------  --------
   Total minimum payments required..... $2,590  $268,137
                                        ======  ========

   The interest portion of capital lease payments represents the amount necessary to reduce net minimum lease payments to present value calculated at the Company's incremental borrowing rate at the inception of the leases. This totaled $0.3 million at December 31, 2000, resulting in a present value of net minimum lease payments of $2.3 million. At December 31, 2000, $0.9 million and $1.4 million are included in the current portion of long-term debt and long-term debt, respectively. In addition, the total minimum payments for noncancelable operating leases have not been reduced by the minimum sublease rental income of $42.9 million due in the future under noncancelable subleases.

   Substantially all leases require the Company to pay maintenance costs, insurance and property taxes, and generally may be renewed for five year periods. The composition of total rental expense under noncancelable operating leases consisted of the following (in thousands):

                                               December 31,
                                        -------------------------
                                         2000     1999     1998
                                        -------  -------  -------
Minimum rentals........................ $56,243  $51,467  $33,126
Less sublease rentals..................  (1,387)    (928)    (706)
                                        -------  -------  -------
                                        $54,856  $50,539  $32,420
                                        =======  =======  =======

   In 1999, the Company entered into an agreement with Fannie Mae in which the Company agreed to fund the purchase of a $103.6 million loan portfolio from proceeds from its RFC line of credit, which was temporarily increased to $140.0 million in 2000. In December 2000, the Company entered into an agreement with Fannie Mae in which the Company agreed to fund the purchase of an additional $7.5 million loan from proceeds from its RFC line of credit. A 100% participation in both the original and additional loan portfolio was subsequently sold to Fannie Mae with the Company retaining the credit risk on the first 2% of loss incurred on the underlying commercial mortgage loans. The Company has collateralized a portion of its obligation to cover the first 2% of losses for both the $103.6 million loan portfolio and the additional $7.5 million loan portfolio by increasing a letter of credit in favor of Fannie Mae to total $1.1 million.

   The Company has a participation agreement with RFC whereby RFC agrees to purchase a 99% participation interest in any eligible multifamily mortgage loans owned by the Company and outstanding at quarter-end. This participation agreement, which originally expired on August 31, 2000, has been extended to August 31, 2001.

                        CB RICHARD ELLIS SERVICES, INC.

   An important part of the strategy for the Company's investment management business involves investing the Company's own capital in certain real estate investments with its clients. As of December 31, 2000, the Company had committed an additional $37.7 million to fund future co-investments.

8. Income Taxes

   The tax provision (benefit) for the years ended December 31, 2000, 1999 and 1998 consisted of the following (in thousands):

                                          Year Ended December 31
                                        -------------------------
                                         2000     1999     1998
                                        -------  -------  -------
Federal:
   Current............................. $24,924  $14,403  $ 4,265
   Deferred tax........................     921   (1,417)  14,469
   Reduction of valuation allowances...  (3,000)  (6,347)      --
                                        -------  -------  -------
                                         22,845    6,639   18,734
State:
   Current.............................   6,895    5,627    3,470
   Deferred tax........................  (1,243)  (1,411)     (75)

                                        -------  -------  -------
                                          5,652    4,216    3,395
Foreign:
   Current.............................   7,015    8,837    3,797
   Deferred tax........................    (761)  (3,513)      --
                                        -------  -------  -------
                                          6,254    5,324    3,797
                                        -------  -------  -------
                                        $34,751  $16,179  $25,926
                                        =======  =======  =======

   The following is a reconciliation, stated as a percentage of pre-tax income, of the US statutory federal income tax rate to the Company's effective tax rate on income from operations:

                                                                             Year Ended December 31
                                                                             ---------------------
                                                                             2000        1999  1998
                                                                             ----       ----   ----
Federal statutory tax rate..................................................  35%       35%     35%
Permanent differences, including goodwill, meals, entertainment and other...  11         15      8
State taxes, net of federal benefit.........................................   6          9      4
Foreign income taxes........................................................   4          4      4
Reduction of valuation allowances...........................................  (5)       (22)    --
                                                                              --        ---     --
Effective tax rate..........................................................  51%        41%    51%
                                                                              ==        ===     ==

   The domestic component of income before provision for income tax included in the consolidated statement of operations was $63.2 million, $32.0 million and $45.6 million, for 2000, 1999 and 1998, respectively. The international component of income before provision for income tax was $4.9 million, $7.4 million and $4.9 million, for 2000, 1999 and 1998, respectively.

                        CB RICHARD ELLIS SERVICES, INC.

   Cumulative tax effects of temporary differences are shown below at December 31, 2000 and 1999 (in thousands):

                                                                                 December 31
                                                                             ------------------
                                                                               2000      1999
                                                                             --------  --------
Asset (Liability)
Property and equipment...................................................... $ 11,910  $  5,820
Bad debts and other reserves................................................   12,832    15,940
Intangible amortization.....................................................  (15,736)  (16,533)
Bonus, unexercised restricted stock, deferred compensation..................   35,343    23,990
Partnership income..........................................................    6,950     7,092
Net operating loss (NOL) and alternative minimum tax credit carryforwards...    6,134    23,086
Unconsolidated affiliates...................................................    1,010    (1,167)
All other, net..............................................................    1,853     2,040
                                                                             --------  --------
Net deferred tax asset before valuation allowances..........................   60,296    60,268
Valuation allowances........................................................  (16,830)  (20,320)
                                                                             --------  --------
   Net deferred tax asset................................................... $ 43,466  $ 39,948
                                                                             ========  ========

   The Company had federal income tax NOLs of approximately $16.3 million at December 31, 2000, corresponding to $5.7 million of the Company's $60.3 million in net deferred tax assets before valuation allowances.

   The ability of the Company to utilize NOLs was limited in 1998 and will be in subsequent years as a result of the Company's 1996 public offering, the 1997 Koll acquisition and the 1998 repurchase of preferred stock which cumulatively caused a more than 50.0% change of ownership within a three year period. As a result of the limitation, the Company's ability to utilize its existing NOLs is limited to $26.0 million on an annual basis. It is anticipated that the Company will utilize the remaining NOLs in 2001.

   A deferred US tax liability has not been provided on the unremitted earnings of foreign subsidiaries because it is the intent of the Company to permanently reinvest these earnings. Undistributed earnings of foreign subsidiaries, which have been or are intended to be permanently invested in accordance with APB No. 23, Accounting for Income Taxes--Special Areas, aggregated $27.7 million at December 31, 2000.

9. Earnings Per Share Information

   Basic earnings (loss) per share was computed by dividing net income (loss), less preferred dividend requirements as applicable, by the weighted average number of common shares outstanding during each period. The computation of diluted earnings (loss) per share further assumes the dilutive effect of stock options, stock warrants and other stock-based compensation programs, as well as the conversion of the preferred stock during periods when preferred stock was outstanding and was dilutive.

   In January 1998, the Company repurchased all 4.0 million shares of its outstanding convertible preferred stock. The portion of the purchase price in excess of the carrying value represents the deemed dividend charge to net income applicable to common shareholders when computing basic and diluted earnings (loss) per share for the year ended December 31, 1998.

                        CB RICHARD ELLIS SERVICES, INC.

   The following is a calculation of earnings (loss) per share for the years ended December 31 (in thousands, except share and per share data):

                                             2000                      1999                        1998
                                   ------------------------- ------------------------- ---------------------------
                                                       Per-                      Per-                        Per-
                                                      Share                     Share                       Share
                                   Income    Shares   Amount Income    Shares   Amount  Income     Shares   Amount
                                   ------- ---------- ------ ------- ---------- ------ --------  ---------- ------
Basic earnings (loss) per share:
  Net income...................... $33,388                   $23,282                   $ 24,557
  Deemed dividend on preferred
   stock repurchase...............      --                        --                    (32,273)
                                   ------- ---------- -----  ------- ---------- -----  --------  ---------- ------
   Net income (loss) applicable
    to common stockholders........ $33,388 20,931,111 $1.60  $23,282 20,998,097 $1.11  $ (7,716) 20,136,117 $(0.38)
                                   ======= ========== =====  ======= ========== =====  ========  ========== ======
Diluted earnings (loss) per share:
  Net income (loss) applicable to
   common stockholders............ $33,388 20,931,111        $23,282 20,998,097        $ (7,716) 20,136,117
  Diluted effect of exercise of
   options outstanding............             35,594                    74,339                          --
  Diluted effect of stock-based
   compensation programs..........            130,535                        --                          --
                                   ------- ----------        ------- ----------        --------  ----------
   Net income (loss) applicable
    to common stockholders........ $33,388 21,097,240 $1.58  $23,282 21,072,436 $1.10  $ (7,716) 20,136,117 $(0.38)
                                   ======= ========== =====  ======= ========== =====  ========  ========== ======

   The following items were not included in the computation of diluted earnings per share because their effect in the aggregate was anti-dilutive for the years ended December 31,

                           2000           1999           1998
                      -------------- -------------- ---------------
Stock options
   Outstanding.......   2,574,029      2,008,659       2,337,118
   Price ranges...... $11.81-$36.75  $16.38-$36.75   $0.30-$37.31
   Expiration ranges. 6/8/04-8/31/10 6/8/04-5/31/09 4/18/99-7/22/08
Stock warrants
   Outstanding.......    598,387        599,967         599,967
   Price.............     $30.00         $30.00         $30.00
   Expiration date...    8/28/04        8/28/04         8/28/04

10. Disclosures About Fair Value of Financial Instruments

   Long-term Debt. Based on dealer's quote, the estimated fair value of the Company's $173.3 million Senior Subordinated Note, discussed in Note 6, is $155.8 million.

   Estimated fair values for the Revolving Credit Facilities and the remaining long-term debts are not presented because the Company believes that it is not materially different from book value, primarily because the majority of the Company's debt is based on variable rates.

                        CB RICHARD ELLIS SERVICES, INC.

11. Industry Segments

   In July 1999, the Company undertook a reorganization to streamline its US operations which resulted in a change in its segment reporting from four to three segments. The Company has a number of lines of business which are aggregated, reported and managed through these three segments: Transaction Management, Financial Services and Management Services. The Transaction Management segment is our largest generator of revenue and operating income and includes Brokerage Services, Corporate Services and Investment Property activities. Brokerage Services includes activities that provide sales, leasing and consulting services in connection with commercial real estate and is the Company's primary revenue source. Corporate Services focuses on building relationships with large corporate clients which generate recurring revenue. Investment Property activities provide brokerage services for commercial real property marketed for sale to institutional and private investors. The Financial Services segment provides commercial mortgage, valuation, investment management and consulting and research services. The Management Services segment provides facility management services to corporate real estate users and property management and related services to owners. The following table summarizes the revenue, cost and expenses, and operating income (loss) by operating segment for the year ended December 31, 2000, 1999 and 1998 (in thousands):

                                                       Year Ended December 31
                                                  --------------------------------
                                                     2000       1999       1998
                                                  ---------- ---------- ----------
Revenue:
Transaction Management
   Leases........................................ $  510,287 $  426,108 $  352,811
   Sales.........................................    378,486    383,726    330,206
   Other consulting and referral fees(1).........     61,479     71,095     79,934
                                                  ---------- ---------- ----------
       Total revenue.............................    950,252    880,929    762,951
Financial Services
   Appraisal fees................................     72,861     69,007     48,090
   Loan origination and servicing fees...........     58,188     45,938     39,402
   Investment management fees....................     40,433     27,323     32,591
   Other(1)......................................     42,622     35,059     25,167
                                                  ---------- ---------- ----------
       Total revenue.............................    214,104    177,327    145,250
Management Services
   Property management fees......................     83,251     79,994     67,300
   Facilities management fees....................     23,069     25,597     17,219
   Other(1)......................................     52,928     49,192     41,783
                                                  ---------- ---------- ----------
       Total revenue.............................    159,248    154,783    126,302
                                                  ---------- ---------- ----------
Consolidated revenues............................ $1,323,604 $1,213,039 $1,034,503
                                                  ========== ========== ==========
Operating income (loss)
Transaction Management........................... $   83,305 $   68,382 $   81,232
Financial Services...............................     17,712      7,113      6,849
Management Services..............................      6,268      1,404      6,980
Merger-related and other nonrecurring charges....         --         --    (16,585)
                                                  ---------- ---------- ----------
                                                     107,285     76,899     78,476
Interest income..................................      2,554      1,930      3,054
Interest expense.................................     41,700     39,368     31,047
                                                  ---------- ---------- ----------
Income before provision for income taxes......... $   68,139 $   39,461 $   50,483
                                                  ========== ========== ==========

                        CB RICHARD ELLIS SERVICES, INC.

                                                            Year Ended December 31
                                                            -----------------------
                                                             2000    1999    1998
                                                            ------- ------- -------
Depreciation and amortization
Transaction Management..................................... $21,342 $20,676 $13,722
Financial Services.........................................  12,001  10,719  11,025
Management Services........................................   9,856   9,075   7,438
                                                            ------- ------- -------
                                                            $43,199 $40,470 $32,185
                                                            ======= ======= =======

                                                            Year Ended December 31
                                                            -----------------------
                                                             2000    1999    1998
                                                            ------- ------- -------
Capital expenditures
Transaction Management..................................... $15,435 $15,830 $12,669
Financial Services.........................................   6,674  11,030  10,179
Management Services........................................   4,812   8,270   6,867
                                                            ------- ------- -------
                                                            $26,921 $35,130 $29,715
                                                            ======= ======= =======
Equity interest in earnings of unconsolidated subsidiaries
Transaction Management..................................... $ 3,930 $ 2,542 $   315
Financial Services.........................................   1,162   4,030     706
Management Services........................................   2,020     956   2,422
                                                            ------- ------- -------
                                                            $ 7,112 $ 7,528 $ 3,443
                                                            ======= ======= =======

--------
(1) Revenue is allocated by material line of business specific to each segment. "Other" includes types of revenue that have not been broken out separately due to their immaterial balances and/or nonrecurring nature within each segment. Certain revenue types disclosed on the consolidated statements of operations may not be derived directly from amounts shown in this table.

                                                               December 31
                                                            -----------------
                                                              2000     1999
                                                            -------- --------
Identifiable assets
   Transaction Management.................................. $477,268 $444,422
   Financial Services......................................  261,682  246,151
   Management Services.....................................  159,835  171,118
   Corporate...............................................   64,320   67,792
                                                            -------- --------
                                                            $963,105 $929,483
                                                            ======== ========

   Identifiable assets by industry segment are those assets used in the Company operations in each segment. Corporate identified assets are principally made up of cash and cash equivalents and deferred taxes.

                                                                December 31
                                                              ---------------
                                                               2000    1999
                                                              ------- -------
  Investment in and advances to unconsolidated subsidiaries
     Transaction Management.................................. $14,208 $11,352
     Financial Services......................................  15,199  18,587
     Management Services.....................................  11,918   8,575
                                                              ------- -------
                                                              $41,325 $38,514
                                                              ======= =======

                        CB RICHARD ELLIS SERVICES, INC.

Geographic Information:

                                                   Year Ended December 31
                                              --------------------------------
                                                 2000       1999       1998
                                              ---------- ---------- ----------
Revenue
   Americas
       United States......................... $1,027,359 $  940,341 $  884,304
       Canada, South and Central America.....     46,721     42,112     16,473
                                              ---------- ---------- ----------
                                               1,074,080    982,453    900,777

   Asia Pacific..............................     84,985     79,420     46,528
   Europe, Middle East and Africa............    164,539    151,166     87,198
                                              ---------- ---------- ----------
                                              $1,323,604 $1,213,039 $1,034,503
                                              ========== ========== ==========

                                                                 December 31
                                                               ---------------
                                                                2000    1999
                                                               ------- -------
Long-Lived assets
   United States.............................................. $55,100 $51,064
   All other countries........................................  20,892  19,085
                                                               ------- -------
                                                               $75,992 $70,149
                                                               ======= =======

   Long lived assets include property, plant and equipment.

12. Guarantor and Nonguarantor Financial Statements

   In connection with the planned acquisition by BLUM CB Corp., and as part of the related proposed financing, the Company plans to issue an aggregate of $229.0 million in senior subordinated notes due 2011 (the Notes). These Notes will be unsecured and will rank equally in right of payment with any of the Company's future senior subordinated unsecured indebtedness. The Notes will be effectively subordinated to indebtedness and other liabilities of the Company's subsidiaries that are not guarantors of the Notes. The Notes are guaranteed on a full, unconditional, joint and several basis by the Company's wholly-owned domestic subsidiaries.

   The following condensed consolidating financial information, which is subject to change based on the issuance of the Notes, includes:

   (1) Condensed consolidating balance sheets as of December 31, 2000 and 1999 and the related statements of income and cash flows for each of the three years in the period ended December 31, 2000 of (a) CB Richard Ellis Services, Inc., the parent; (b) the guarantor subsidiaries; (c) the nonguarantor subsidiaries; and (d) the Company on a consolidated basis; and

   (2) Elimination entries necessary to consolidate CB Richard Ellis Services, Inc., the parent, with guarantor and nonguarantor subsidiaries.

   Investments in consolidated subsidiaries are presented using the equity method of accounting. The principal elimination entries eliminate investments in consolidated subsidiaries and intercompany balances and transactions. Merger-related and other nonrecurring charges reported in 1998 were not pushed down to the various subsidiaries.

                        CB RICHARD ELLIS SERVICES, INC.

                          CONSOLIDATED BALANCE SHEETS
                     FOR THE YEAR ENDED DECEMBER 31, 2000
                                (in thousands)

                                                     Guarantor   Nonguarantor             Consolidated
                                           Parent   Subsidiaries Subsidiaries Elimination    Total
                                          --------  ------------ ------------ ----------- ------------
Current Assets:
 Cash and cash equivalents............... $     62    $  7,558     $ 13,234    $      --    $ 20,854
 Receivables, less allowance for
 doubtful accounts.......................      637      85,173       91,098           --     176,908
 Inter-company receivables...............       --       8,448           --       (8,448)         --
 Prepaid and other current assets........    9,269       7,138        8,876           --      25,283
                                          --------    --------     --------    ---------    --------
   Total current assets..................    9,968     108,317      113,208       (8,448)    223,045
Property and equipment, net..............       --      55,100       20,892           --      75,992
Goodwill, net............................       --     213,131      210,844           --     423,975
Intangible assets, net...................    5,964      36,267        4,201           --      46,432
Cash surrender value of insurance
 policies, deferred compensation.........   53,203          --           --           --      53,203
Investments in and advances to
 unconsolidated subsidiaries.............    3,695      32,511        5,119           --      41,325
Investment in consolidated subsidiaries..  222,590     192,544           --     (415,134)         --
Inter-company loan receivable............  293,111          --           --     (293,111)         --
Deferred taxes, net......................   38,047          --           --       (5,720)     32,327
Prepaid pension costs....................       --          --       25,235           --      25,235
Other assets.............................    4,741      30,752        6,078           --      41,571
                                          --------    --------     --------    ---------    --------
   Total assets.......................... $631,319    $668,622     $385,577    $(722,413)   $963,105
                                          ========    ========     ========    =========    ========
Current Liabilities:
 Accounts payable and accrued expenses... $  2,720    $ 33,730     $ 47,223    $      --    $ 83,673
 Inter-company payable...................       --          --        8,448       (8,448)         --
 Compensation and employee benefits......       --      94,916       33,233           --     128,149
 Reserve for bonus and profit sharing....       --      38,360       21,170           --      59,530
 Income taxes payable....................   26,679          --        1,581           --      28,260
 Current maturities of long-term debt....       --       2,742        7,851           --      10,593
                                          --------    --------     --------    ---------    --------
   Total current liabilities.............   29,399     169,748      119,506       (8,448)    310,205
Long-term debt:
 Senior subordinated notes, less
 unamortized discount....................  173,336          --           --           --     173,336
 Revolving credit facilities.............  110,000          --           --           --     110,000
 Other long-term debt....................    2,742      16,111        1,382           --      20,235
 Inter-company loan payable..............       --     234,923       58,188     (293,111)         --
                                          --------    --------     --------    ---------    --------
   Total long-term debt..................  286,078     251,034       59,570     (293,111)    303,571
Deferred compensation liability..........   80,503          --           --           --      80,503
Other liabilities........................       --      15,162       20,297       (5,720)     29,739
                                          --------    --------     --------    ---------    --------
   Total liabilities.....................  395,980     435,944      199,373     (307,279)    724,018

Minority interest........................       --          --        3,748           --       3,748

Commitments and contingencies

Stockholders' Equity:
 Preferred stock, $.01 par value.........       --          --           --           --          --
 Common stock, $.01 par value............      217          --           --           --         217
 Additional paid-in capital..............  364,168     233,218      183,875     (417,093)    364,168
 Notes receivable from sale of stock.....  (11,847)         --           --           --     (11,847)
 Accumulated earnings (deficit)..........  (89,097)        256        6,567       (6,823)    (89,097)
 Accumulated other comprehensive loss....  (12,258)       (796)      (7,986)       8,782     (12,258)
 Treasury stock at cost..................  (15,844)         --           --           --     (15,844)
                                          --------    --------     --------    ---------    --------
   Total stockholders' equity............  235,339     232,678      182,456     (415,134)    235,339
                                          --------    --------     --------    ---------    --------
   Total liabilities and stockholders'
   equity................................ $631,319    $668,622     $385,577    $(722,413)   $963,105
                                          ========    ========     ========    =========    ========

                        CB RICHARD ELLIS SERVICES, INC.

                          CONSOLIDATED BALANCE SHEETS
                     FOR THE YEAR ENDED DECEMBER 31, 1999
                                (in thousands)

                                                                       Guarantor   Nonguarantor             Consolidated
                                                            Parent    Subsidiaries Subsidiaries Elimination    Total
                                                           ---------  ------------ ------------ ----------- ------------
Current Assets:
 Cash and cash equivalents................................ $     864    $  6,287     $ 20,693    $      --   $  27,844
 Receivables, less allowance for doubtful accounts........       348      89,742       78,186           --     168,276
 Inter-company receivables................................        --      40,442           --      (40,442)         --
 Prepaid and other current assets.........................    11,758      11,377        7,589           --      30,724
                                                           ---------    --------     --------    ---------   ---------
   Total current assets...................................    12,970     147,848      106,468      (40,442)    226,844
Property and equipment, net...............................        --      51,064       19,085           --      70,149
Goodwill, net.............................................        --     218,783      226,227           --     445,010
Intangible assets, net....................................     7,913      41,995        7,616           --      57,524
Cash surrender value of insurance policies, deferred
 compensation.............................................    20,442          --           --           --      20,442
Investments in and advances to unconsolidated
 subsidiaries.............................................     2,523      32,036        3,955           --      38,514
Investment in consolidated subsidiaries...................   145,999     179,141           --     (325,140)         --
Inter-company loan receivable.............................   392,597          --           --     (392,597)         --
Deferred taxes, net.......................................    28,190          --           --           --      28,190
Prepaid pension costs.....................................        --          --       26,323           --      26,323
Other assets..............................................     4,883       9,693        1,911           --      16,487
                                                           ---------    --------     --------    ---------   ---------
   Total assets........................................... $ 615,517    $680,560     $391,585    $(758,179)  $ 929,483
                                                           =========    ========     ========    =========   =========
Current Liabilities:
 Accounts payable and accrued expenses.................... $   4,076    $ 34,728     $ 42,264    $      --   $  81,068
 Inter-company payable....................................        --          --       40,442      (40,442)         --
 Compensation and employee benefits.......................        --      84,676       34,450           --     119,126
 Reserve for bonus and profit sharing.....................        --      28,932       17,693           --      46,625
 Income taxes payable.....................................    18,429          --           --           --      18,429
 Current maturities of long-term debt.....................        --       3,833        2,932           --       6,765
                                                           ---------    --------     --------    ---------   ---------
   Total current liabilities..............................    22,505     152,169      137,781      (40,442)    272,013
Long-term debt:
 Senior subordinated notes, less unamortized discount.....   173,108          --           --           --     173,108
 Revolving credit facilities..............................   160,000          --           --           --     160,000
 Other long-term debt.....................................     2,965      19,674        2,125           --      24,764
 Inter-company loan payable...............................        --     342,501       50,096     (392,597)         --
                                                           ---------    --------     --------    ---------   ---------
   Total long-term debt...................................   336,073     362,175       52,221     (392,597)    357,872
Deferred compensation liability...........................    47,202          --           --           --      47,202
Other liabilities.........................................        --      15,622       23,165           --      38,787
                                                           ---------    --------     --------    ---------   ---------
   Total liabilities......................................   405,780     529,966      213,167     (433,039)    715,874

Minority interest.........................................        --          --        3,872           --       3,872

Commitments and contingencies

Stockholders' Equity:
 Preferred stock, $.01 par value..........................        --          --           --           --          --
 Common stock, $.01 par value.............................       213          --           --           --         213
 Additional paid-in capital...............................   355,893     220,779      165,770     (386,549)    355,893
 Notes receivable from sale of stock......................    (8,087)         --           --           --      (8,087)
 Accumulated earnings (deficit)...........................  (122,485)    (69,964)      11,867       58,097    (122,485)
 Accumulated other comprehensive income loss..............    (1,928)       (221)      (3,091)       3,312      (1,928)
 Treasury stock at cost...................................   (13,869)         --           --           --     (13,869)
                                                           ---------    --------     --------    ---------   ---------
   Total stockholders' equity (deficit)...................   209,737     150,594      174,546     (325,140)    209,737
                                                           ---------    --------     --------    ---------   ---------
   Total liabilities and stockholders' equity (deficit)... $ 615,517    $680,560     $391,585    $(758,179)  $ 929,483
                                                           =========    ========     ========    =========   =========

                        CB RICHARD ELLIS SERVICES, INC.

                       CONSOLIDATED STATEMENT OF INCOME
                 FOR THE TWELVE MONTHS ENDED DECEMBER 31, 2000
                                (in thousands)

                                                       Guarantor   Nonguarantor             Consolidated
                                             Parent   Subsidiaries Subsidiaries Elimination    Total
                                             -------  ------------ ------------ ----------- ------------
Revenue..................................... $    --   $1,027,359    $296,245    $     --    $1,323,604
Costs and expenses:
   Commissions, fees and other incentives...      --      517,878     116,761          --       634,639
   Operating, administrative and other......   2,380      379,595     156,506          --       538,481
   Depreciation and amortization............      --       26,604      16,595          --        43,199
                                             -------   ----------    --------    --------    ----------
Operating income (loss).....................  (2,380)     103,282       6,383          --       107,285
Interest income.............................  32,969        1,389         876     (32,680)        2,554
Interest expense............................  37,980       29,151       7,249     (32,680)       41,700
Equity earnings (losses) of consolidated
  subsidiaries..............................  70,220       (5,300)         --     (64,920)           --
                                             -------   ----------    --------    --------    ----------
Income before provision for income tax......  62,829       70,220          10     (64,920)       68,139
Provision for income tax....................  29,441           --       5,310          --        34,751
                                             -------   ----------    --------    --------    ----------
Net income (loss)........................... $33,388   $   70,220    $ (5,300)   $(64,920)   $   33,388
                                             =======   ==========    ========    ========    ==========

                        CB RICHARD ELLIS SERVICES, INC.

                       CONSOLIDATED STATEMENT OF INCOME
                 FOR THE TWELVE MONTHS ENDED DECEMBER 31, 1999
                                (in thousands)

                                                       Guarantor   Nonguarantor             Consolidated
                                             Parent   Subsidiaries Subsidiaries Elimination    Total
                                             -------  ------------ ------------ ----------- ------------
Revenue..................................... $    --    $940,342     $272,697    $     --    $1,213,039
Costs and expenses:
   Commissions, fees and other incentives...      --     455,661      103,628          --       559,289
   Operating, administrative and other......   2,247     394,437      139,697          --       536,381
   Depreciation and amortization............      --      23,839       16,631          --        40,470
                                             -------    --------     --------    --------    ----------
Operating income (loss).....................  (2,247)     66,405       12,741          --        76,899
Interest income.............................  30,721         924          724     (30,439)        1,930
Interest expense............................  35,351      27,852        6,604     (30,439)       39,368
Equity in earnings of consolidated
  subsidiaries..............................  46,338       8,054           --     (54,392)           --
                                             -------    --------     --------    --------    ----------
Income before provision for income tax......  39,461      47,531        6,861     (54,392)       39,461
Provision for income tax....................  16,179          --           --          --        16,179
                                             -------    --------     --------    --------    ----------
Net income.................................. $23,282    $ 47,531     $  6,861    $(54,392)   $   23,282
                                             =======    ========     ========    ========    ==========

                        CB RICHARD ELLIS SERVICES, INC.

                       CONSOLIDATED STATEMENT OF INCOME
                 FOR THE TWELVE MONTHS ENDED DECEMBER 31, 1998
                                (in thousands)

                                                      Guarantor   Nonguarantor             Consolidated
                                            Parent   Subsidiaries Subsidiaries Elimination    Total
                                           --------  ------------ ------------ ----------- ------------
Revenue................................... $     --    $884,636     $149,867    $     --    $1,034,503
Costs and expenses:
   Commissions, fees and other incentives.       --     427,846       30,617          --       458,463
   Operating, administrative and other....      330     345,522      102,942          --       448,794
   Depreciation and amortization..........       --      24,278        7,907          --        32,185
   Merger-related and other nonrecurring
     charges..............................   16,585          --           --          --        16,585
                                           --------    --------     --------    --------    ----------
Operating income (loss)...................  (16,915)     86,990        8,401          --        78,476
Interest income...........................   24,483       2,192          796     (24,417)        3,054
Interest expense..........................   26,256      25,017        4,191     (24,417)       31,047
Earnings of consolidated subsidiaries.....   69,171          --           --     (69,171)           --
                                           --------    --------     --------    --------    ----------
Income before provision for income tax....   50,483      64,165        5,006     (69,171)       50,483
Provision for income tax..................   25,926          --           --          --        25,926
                                           --------    --------     --------    --------    ----------
Net income................................ $ 24,557    $ 64,165     $  5,006    $(69,171)   $   24,557
                                           ========    ========     ========    ========    ==========

                        CB RICHARD ELLIS SERVICES, INC.

                       CONDENSED STATEMENT OF CASH FLOWS
                 FOR THE TWELVE MONTHS ENDED DECEMBER 31, 2000
                                (in thousands)

                                                                            Non-
                                                             Guarantor   Guarantor
                                                   Parent    Subsidiary Subsidiaries Elimination Consolidated
                                                  ---------  ---------- ------------ ----------- ------------
CASH FLOWS (USED IN) PROVIDED BY
  OPERATING ACTIVITIES........................... $ (30,270)  $109,487    $  4,895      $  --     $  84,112

CASH FLOWS FROM INVESTING
  ACTIVITIES:
Purchases of property and equipment..............        --    (17,828)     (9,093)        --       (26,921)
Proceeds from sale of properties, businesses and
  servicing rights...............................        --     16,926         569         --        17,495
Purchase of investments..........................        --    (20,316)     (3,097)        --       (23,413)
Other investing activities, net..................      (177)     1,377      (4,083)        --        (2,883)
                                                  ---------   --------    --------      -----     ---------
     Net cash used in investing activities.......      (177)   (19,841)    (15,704)        --       (35,722)

CASH FLOWS FROM FINANCING
  ACTIVITIES:
Proceeds from revolving credit facility..........   179,000         --          --         --       179,000
Repayment of revolving credit facility...........  (229,000)        --          --         --      (229,000)
Decrease (increase) in inter-company receivables,
  payables and loans, net........................    81,779    (82,424)        645         --            --
Other financing activities, net..................    (2,134)    (5,951)      4,562         --        (3,523)
                                                  ---------   --------    --------      -----     ---------
     Net cash provided by (used in) financing
       activities................................    29,645    (88,375)      5,207         --       (53,523)
                                                  ---------   --------    --------      -----     ---------
Net (decrease) increase in cash and cash
  equivalents....................................      (802)     1,271      (5,602)        --        (5,133)
Cash and cash equivalents, at beginning of period       864      6,287      20,693         --        27,844
Effect of exchange rates changes on cash.........        --         --      (1,857)        --        (1,857)
                                                  ---------   --------    --------      -----     ---------
CASH AND CASH EQUIVALENTS, AT END
  OF PERIOD...................................... $      62   $  7,558    $ 13,234      $  --     $  20,854
                                                  =========   ========    ========      =====     =========

SUPPLEMENTAL DATA:
Cash paid during the period for:.................
   Interest (none capitalized)................... $  35,464   $  2,606    $    282      $  --     $  38,352
   Income taxes, net............................. $  19,450   $     --    $  8,157         --     $  27,607

                        CB RICHARD ELLIS SERVICES, INC.

                       CONDENSED STATEMENT OF CASH FLOWS
                 FOR THE TWELVE MONTHS ENDED DECEMBER 31, 1999
                                (in thousands)

                                                                             Non-
                                                             Guarantor    Guarantor
                                                  Parent    Subsidiaries Subsidiaries Elimination Consolidated
                                                 ---------  ------------ ------------ ----------- ------------
CASH FLOWS (USED IN) PROVIDED BY
  OPERATING ACTIVITIES.......................... $  (4,399)   $ 56,398     $ 22,012      $ --      $  74,011

CASH FLOWS FROM INVESTING
  ACTIVITIES:
Purchases of property and equipment.............        --     (25,050)     (10,080)       --        (35,130)
Proceeds from sale of properties, businesses and
  servicing rights..............................        --      12,072           --        --         12,072
Acquisition of businesses including net assets
  acquired, intangibles and goodwill............      (550)     (8,381)          --        --         (8,931)
Other investing activities, net.................    (1,855)      8,892       (1,815)       --          5,222
                                                 ---------    --------     --------      ----      ---------
     Net cash used in investing activities......    (2,405)    (12,467)     (11,895)       --        (26,767)

CASH FLOWS FROM FINANCING
  ACTIVITIES:
Proceeds from revolving credit facility.........   165,000          --           --        --        165,000
Repayment of revolving credit facility..........  (172,000)         --           --        --       (172,000)
Repayment of senior notes and other loans, net..    (2,403)     (3,498)      (6,501)       --        (12,402)
Decrease (increase) in intercompany
  receivables, net..............................    23,606     (23,269)        (337)       --             --
Other financing activities, net.................    (6,734)    (11,157)        (428)       --        (18,319)
                                                 ---------    --------     --------      ----      ---------
     Net cash provided by (used in) financing
       activities...............................     7,469     (37,924)      (7,266)       --        (37,721)
                                                 ---------    --------     --------      ----      ---------
Net increase in cash and cash equivalents.......       665       6,007        2,851        --          9,523
Cash and cash equivalents, at beginning of
  period........................................       199         280       19,072        --         19,551
Effect of exchange rates changes on cash........        --          --       (1,230)       --         (1,230)
                                                 ---------    --------     --------      ----      ---------
CASH AND CASH EQUIVALENTS, AT
  END OF PERIOD................................. $     864    $  6,287     $ 20,693      $ --      $  27,844
                                                 =========    ========     ========      ====      =========
SUPPLEMENTAL DATA:
Cash paid during the period for:................
   Interest (none capitalized).................. $  34,780    $  1,874     $    343      $ --      $  36,997
   Income taxes, net............................ $  12,689    $     --     $     --      $ --      $  12,689

                        CB RICHARD ELLIS SERVICES, INC.

                       CONDENSED STATEMENT OF CASH FLOWS
                 FOR THE TWELVE MONTHS ENDED DECEMBER 31, 1998
                                (in thousands)

                                                                             Non-
                                                             Guarantor    Guarantor
                                                  Parent    Subsidiaries Subsidiaries Elimination Consolidated
                                                 ---------  ------------ ------------ ----------- ------------
CASH FLOWS PROVIDED BY
  OPERATING ACTIVITIES.......................... $  13,915    $ 59,508     $ 3,191       $  --     $  76,614

CASH FLOWS FROM INVESTING
  ACTIVITIES:
Purchases of property and equipment.............        --     (22,617)     (7,098)         --       (29,715)
(Increase) decrease in intangible assets and
  goodwill......................................        --     (15,762)      1,167          --       (14,595)
Acquisition of businesses including net assets
  acquired, intangibles and goodwill............  (154,470)    (35,425)         --          --      (189,895)
Other investing activities, net.................        --       8,839       1,846          --        10,685
                                                 ---------    --------     -------       -----     ---------
     Net cash used in investing activities......  (154,470)    (64,965)     (4,085)         --      (223,520)

CASH FLOWS FROM FINANCING
  ACTIVITIES:
Proceeds from revolving credit facility.........   315,000          --          --          --       315,000
Repayment of revolving credit facility..........  (268,000)         --          --          --      (268,000)
Proceeds from senior subordinated term loan.....   172,788          --          --          --       172,788
(Repayment of) senior notes and other loans,
  net...........................................        --      (5,601)     (8,723)         --       (14,324)
Decrease (increase) in intercompany
  receivables, net..............................     1,967     (30,252)     28,285          --            --
Repurchase of preferred stock...................   (72,331)         --          --          --       (72,331)
Repurchase of common stock......................    (8,883)         --          --          --        (8,883)
Other financing activities, net.................       207      (5,019)         --          --        (4,812)
                                                 ---------    --------     -------       -----     ---------
     Net cash provided by (used in) financing
       activities...............................   140,748     (40,872)     19,562          --       119,438
                                                 ---------    --------     -------       -----     ---------
Net increase (decrease) in cash and cash
  equivalents...................................       193     (46,329)     18,668          --       (27,468)
Cash and cash equivalents, at beginning of
  period........................................         6      46,609         566          --        47,181
Effect of exchange rates changes on cash........        --          --        (162)         --          (162)
                                                 ---------    --------     -------       -----     ---------
CASH AND CASH EQUIVALENTS, AT
  END OF PERIOD................................. $     199    $    280     $19,072       $  --     $  19,551
                                                 =========    ========     =======       =====     =========
SUPPLEMENTAL DATA:
Cash paid during the period for:
   Interest (none capitalized).................. $  22,633    $  2,581     $ 2,314       $  --     $  27,528
   Income taxes, net............................ $   3,395    $     --     $    --       $  --     $   3,395

                        CB RICHARD ELLIS SERVICES, INC.

13. Subsequent Event

   Effective July 20, 2001, the Company was acquired by CBRE Holding, Inc. (CB Holding), which is controlled by an affiliate of the Company's director Richard Blum. Additionally, other directors of the Company and certain of the Company's senior officers collectively have a significant interest in CB Holding. The merger was approved by the Company's stockholders on July 18, 2001. Pursuant to the merger, each share of the Company's common stock, other than those held by members of the buying group, has been converted into the right to receive $16.00. As a result of the merger, the Company's shares are no longer listed on the New York Stock Exchange.

   The Company has also successfully completed a tender offer and consent solicitation for all of the outstanding principal amount of its 8 7/8% Senior Subordinated Notes due 2006 (the Notes). The Notes were purchased at $1,079.14 for each $1,000 principal amount of Notes, which includes the consent payment of $30.00 per $1,000 principal amount of Notes. The Company also repaid the outstanding balance of its revolving credit facility.

   As part of the merger transaction, the Company assumed $229.0 million in aggregate principal amount of 11 1/4% Senior Subordinated Notes due 2011 for $225.6 million. The Company also entered into a senior credit facility with Credit Suisse First Boston (CSFB) and other lenders. This includes the Tranche A term facility of up to $50.0 million, maturing in 2007; the Tranche B term facility of up to $185.0 million, maturing in 2008; and the revolving line of credit of up to $90.0 million, including revolving credit loans, letters of credit and a swingline loan subsidiary, maturing in 2007. The Company had an outstanding balance on the revolving line of credit of $40.0 million at the close of the merger.

   Borrowings under the senior secured credit facilities will bear interest at varying rates based on the Company's option, on either LIBOR plus 3.25% or the alternate base rate plus 2.25%, in the case of Tranche A and the revolving facility, and LIBOR plus 3.75% or the alternate base rate plus 2.75%, in the case of Tranche B. The alternate base rate is the higher of (1) CSFB's prime rate or (2) the Federal Funds Effective Rate plus one-half of one percent. After delivery of the Company's consolidated financial statements for the year ending December 31, 2001, the amount added to the LIBOR rate or the alternate base rate under the Tranche A and revolving facility will vary, from 2.50% to 3.25% for LIBOR and from 1.50% to 2.25% for the alternate base rate, as determined by reference to the Company's ratios of total debt less available cash to EBITDA. EBITDA represents earnings before net interest expense, income taxes, depreciation and amortization and merger-related and other nonrecurring charges.

   In addition, on September 11, 2001, a terrorist attack resulted in the destruction of the World Trade Center Towers in New York City and significant damage to surrounding buildings and property in lower Manhattan. Due to this attack and a separate attack on the Pentagon in northern Virginia, as well as the possibility of related acts of terror and/or an outbreak of hostilities, there could be a further deterioration of the U.S. economy and commercial real estate market conditions, which could further adversely affect our transaction management segment and our other business segments.

                        CB RICHARD ELLIS SERVICES, INC.

                        CB RICHARD ELLIS SERVICES, INC.

                SCHEDULE II--VALUATION AND QUALIFYING ACCOUNTS
                                (in thousands)

                                                         Above Market  Allowance for  Legal    Other
                                                         Lease Reserve   Bad Debts   Reserve  Reserves
                                                         ------------- ------------- -------  --------
Balance, December 31, 1997..............................    $    --       $ 8,980    $ 9,807  $ 9,108
   CB Canada balances at the date of acquisition........         --           606         --       --
   REI balances at the date of acquisition..............         --         2,211         --      256
   Hillier Parker balances at the date of acquisition...     13,360           895         72      421
   Charges to expense...................................         --         2,978      1,843      364
   Write-offs, payments and other.......................        (54)       (2,322)    (1,623)  (6,004)
                                                            -------       -------    -------  -------
Balance, December 31, 1998..............................     13,306        13,348     10,099    4,145
   Charges to expense...................................         --         2,560      2,164       26
   Write-offs, payments and other.......................       (384)         (348)    (4,000)  (2,526)
                                                            -------       -------    -------  -------
Balance, December 31, 1999..............................     12,922        15,560      8,263    1,645
   Charges to expense...................................         --         3,061      2,015       49
   Write-offs, payments and other.......................     (1,568)       (5,990)    (5,139)    (291)
                                                            -------       -------    -------  -------
Balance, December 31, 2000..............................    $11,354       $12,631    $ 5,139  $ 1,403
                                                            =======       =======    =======  =======

                        CB RICHARD ELLIS SERVICES, INC.

                        CB RICHARD ELLIS SERVICES, INC.

           QUARTERLY RESULTS OF OPERATIONS AND OTHER FINANCIAL DATA
                                  (Unaudited)

   The following table sets forth the Company's unaudited quarterly results of operations. The unaudited quarterly information should be read in conjunction with the audited consolidated financial statements of the Company and the notes thereto. The operating results for any quarter are not necessarily indicative of the results for any future period.

                                                                1999
                                        ---------------------------------------------------
                                         March 31       June 30     Sept. 30      Dec. 31
                                        -----------   -----------  -----------  -----------

Results of Operation:
Revenue................................ $   233,201   $   277,167  $   307,018  $   395,653
Operating income....................... $     5,076   $    16,580  $    20,046  $    35,197
Interest expense, net.................. $     8,639   $     9,667  $     9,503  $     9,629
Net income (loss)...................... $    (1,753)  $     3,356  $     4,648  $    17,031
Basic EPS(1)........................... $     (0.08)  $      0.16  $      0.22  $      0.81
Weighted average shares outstanding for
 basic EPS(1)..........................  20,640,438    21,032,324   21,098,757   20,928,615
Diluted EPS(1)......................... $     (0.08)  $      0.16  $      0.22  $      0.81
Weighted average shares outstanding for
 diluted EPS(1)........................  20,640,438    21,125,074   21,162,334   20,964,066
Other Financial Data:
EBITDA................................. $    15,070   $    26,548  $    30,047  $    45,704
Net cash provided by (used in)
 operating activities.................. $   (54,347)  $    10,122  $    47,062  $    71,174
Net cash (used in) provided by
 investing activities.................. $     1,840   $   (16,327) $    (6,863) $    (5,417)
Net cash (used in) provided by
 financing activities.................. $    50,040   $     2,389  $   (27,820) $   (62,330)
Balance Sheet Data:
Cash and cash equivalents.............. $    17,425   $    12,553  $    25,122  $    27,844
Total assets........................... $   824,757   $   841,311  $   871,159  $   929,483
Total long-term debt................... $   431,135   $   435,419  $   413,227  $   357,872
Total liabilities...................... $   634,707   $   648,801  $   670,685  $   715,874
Total stockholders equity.............. $   185,259   $   187,819  $   196,324  $   209,737
Number of shares outstanding...........  20,640,865    20,794,165   20,686,995   20,435,692
Ratios:
Debt/equity............................        2.37          2.35         2.13         1.74
EBITDA/net interest expense............        1.74          2.75         3.16         4.75
EBITDA as a percentage of revenue......         6.5%          9.6%         9.8%        11.6%
Net income as a percentage of revenue..        (0.8)%         1.2%         1.5%         4.3%
International revenue as a percentage
 of consolidated revenue...............        22.6%         22.3%        22.5%        22.5%

                                                               2000                                    2001
                                        --------------------------------------------------  -------------------------
                                         March 31      June 30     Sept. 30      Dec. 31     March 31       June 30
                                        -----------  -----------  -----------  -----------  -----------   -----------

Results of Operation:
Revenue................................ $   260,919  $   317,884  $   326,521  $   418,280  $   272,498   $   284,849
Operating income....................... $     9,239  $    22,545  $    24,884  $    50,617  $     2,325   $     3,455
Interest expense, net.................. $     9,196  $    10,893  $    10,039  $     9,018  $     8,255   $     8,666
Net income (loss)...................... $        20  $     5,477  $     6,977  $    20,914  $    (2,846)  $    (1,521)
Basic EPS(1)........................... $        --  $      0.26  $      0.34  $      0.99  $     (0.13)  $     (0.07)
Weighted average shares outstanding for
 basic EPS(1)..........................  20,819,268   20,879,218   20,086,651   21,217,685   21,309,550    21,328,247
Diluted EPS(1)......................... $        --  $      0.26  $      0.33  $      0.97  $     (0.13)  $     (0.07)
Weighted average shares outstanding for
 diluted EPS(1)........................  20,851,184   20,906,117   20,881,092   21,554,942   21,309,550    21,328,247
Other Financial Data:
EBITDA................................. $    19,808  $    33,276  $    35,718  $    61,682  $    14,021   $    20,509
Net cash provided by (used in)
 operating activities.................. $   (67,522) $    16,505  $    48,528  $    86,601  $  (104,263)  $    (2,991)
Net cash (used in) provided by
 investing activities.................. $     6,314  $   (18,431) $   (16,255) $    (7,350) $      (536)  $   (10,032)
Net cash (used in) provided by
 financing activities.................. $    58,794  $    (3,456) $   (28,824) $   (80,037) $   104,940   $    11,977
Balance Sheet Data:
Cash and cash equivalents.............. $    24,791  $    19,195  $    20,724  $    20,854  $    20,339   $    18,548
Total assets........................... $   897,756  $   904,925  $   930,029  $   963,105  $   931,296   $   946,799
Total long-term debt................... $   416,531  $   418,231  $   390,624  $   303,571  $   409,653   $   416,472
Total liabilities...................... $   687,765  $   693,416  $   717,618  $   724,018  $   704,037   $   716,351
Total stockholders equity.............. $   206,711  $   208,276  $   209,569  $   235,339  $   224,292   $   227,631
Number of shares outstanding...........  20,408,692   20,270,560   20,246,122   20,605,023   20,636,051    20,732,049
Ratios:
Debt/equity............................        2.04         2.03         1.88         1.33         1.83          1.83
EBITDA/net interest expense............        2.15         3.05         3.56         6.84         1.70          2.37
EBITDA as a percentage of revenue......         7.6%        10.5%        10.9%        14.7%         5.1 %         7.2 %
Net income as a percentage of revenue..          --          1.7%         2.1%         5.0%        (1.0)%        (0.5)%
International revenue as a percentage
 of consolidated revenue...............        23.9%        22.7%        21.8%        21.6%        22.6%         23.9%

--------
(1) EPS is defined as earnings (loss) per share

                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Stockholder and Board of Directors of CBRE Holding, Inc.:

   We have audited the accompanying consolidated balance sheets of CBRE Holding, Inc. (a Delaware corporation) as of June 30, 2001 and February 20, 2001 and the related consolidated statements of operations, stockholders' equity and cash flows for the period from February 20, 2001 (Inception) to June 30, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

   We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CBRE Holding, Inc. as of June 30, 2001 and February 20, 2001 and the results of their operations and their cash flows for the period from February 20, 2001 (Inception) to June 30, 2001, in conformity with accounting principles generally accepted in the United States.

ARTHUR ANDERSEN LLP

Los Angeles, California
October 19, 2001

                              CBRE HOLDING, INC.

                          CONSOLIDATED BALANCE SHEETS

                                                                                 June 30,    February 20,
                                                                                   2001          2001
                                                                               ------------  ------------
                                   ASSETS
                                   ------

Current Assets:
   Restricted cash and cash equivalents....................................... $229,449,280      $160
   Other current assets.......................................................    1,044,828
                                                                               ------------      ----
       Total current assets...................................................  230,544,108       160
   Other assets...............................................................    7,723,748        --
                                                                               ------------      ----
       Total assets........................................................... $238,267,856      $160
                                                                               ============      ====

                    LIABILITIES AND STOCKHOLDERS' EQUITY
                    ------------------------------------

Current Liabilities:
   Accounts payable........................................................... $  7,768,874      $ --
   Accrued interest...........................................................    1,717,500        --
                                                                               ------------      ----
       Total current liabilities..............................................    9,486,374        --
Long-term debt:
   Senior subordinated notes, less unamortized discount of $3,358,331 at
     June 30, 2001............................................................  225,641,669        --
                                                                               ------------      ----
       Total long-term debt...................................................  225,641,669        --
                                                                               ------------      ----
          Total liabilities...................................................  235,128,043        --
                                                                               ------------      ----

Commitments and contingencies

Stockholders' Equity:
   Class A common stock; $0.01 par value; 75,000,000 shares authorized; no
     shares issued and outstanding at June 30, 2001 and February 20, 2001.....           --        --
   Class B common stock; $0.01 par value; 25,000,000 shares authorized;
     241,885 shares and 10 shares issued and outstanding at June 30, 2001 and
     February 20, 2001........................................................        2,419        --
   Additional paid-in capital.................................................    3,867,741       160
   Accumulated deficit........................................................     (730,347)       --
       Total stockholders' equity.............................................    3,139,813       160
                                                                               ------------      ----
          Total liabilities and stockholders' equity.......................... $238,267,856      $160
                                                                               ============      ====


The accompanying notes are an integral part of these consolidated financial statements.

                              CBRE HOLDING, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                        Period from
                                                                     February 20, 2001
                                                  Three Months Ended    (inception)
                                                    June 30, 2001    to June 30, 2001
                                                  ------------------ -----------------
                                                     (unaudited)
Interest Income..................................    $   579,845        $   579,845
Interest Expense.................................      1,775,175          1,775,175
                                                     -----------        -----------
Loss before benefit for income tax...............     (1,195,330)        (1,195,330)
Benefit for income tax...........................       (464,983)          (464,983)
                                                     -----------        -----------
Net loss.........................................    $  (730,347)       $  (730,347)
                                                     ===========        ===========
Basic loss per share.............................    $    (11.45)       $    (16.48)
                                                     ===========        ===========
Weighted average shares outstanding for basic
  loss per share.................................         63,801             44,323
                                                     ===========        ===========
Diluted loss per share...........................    $    (11.45)       $    (16.48)
                                                     ===========        ===========
Weighted average shares outstanding for diluted
  loss per share.................................         63,801             44,323
                                                     ===========        ===========




The accompanying notes are an integral part of these consolidated financial statements.

                              CBRE HOLDING, INC.

                     CONSOLIDATED STATEMENT OF CASH FLOWS

                                                                                   Period from
                                                                                February 20, 2001
                                                                                   (inception)
                                                                                to June 30, 2001
                                                                                -----------------
CASH FLOWS FROM OPERATING ACTIVITIES:
   Net loss....................................................................   $   (730,347)
   Adjustments to reconcile net loss to net cash used in operating activities:
       Amortization of deferred debt costs.....................................         57,675
   Increase in other current assets............................................     (1,044,828)
   Increase in other assets....................................................     (7,768,874)
   Increase in accounts payable................................................      7,768,874
   Increase in accrued interest................................................      1,717,500
                                                                                  ------------
       Net cash used in operating activities...................................             --
                                                                                  ------------
CASH FLOWS FROM FINANCING ACTIVITIES:
   Proceeds from issuance of senior subordinated notes.........................    225,629,120
   Proceeds from issuance of common stock......................................      3,870,160
                                                                                  ------------
       Net cash provided by financing activities...............................    229,499,280
                                                                                  ------------
Net increase in cash and cash equivalents......................................    229,499,280
Cash and cash equivalents, at beginning of period..............................             --
                                                                                  ------------
Cash and cash equivalents, at end of period....................................   $229,499,280
                                                                                  ============
SUPPLEMENTAL DATA:
Cash paid during the period for:
   Interest (none capitalized).................................................   $         --
   Income taxes, net...........................................................   $         --



The accompanying notes are an integral part of this consolidated financial statements.

                              CBRE HOLDING, INC.

                CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
                                (in thousands)

                                        Class A Class B Additional
                                        Common  Common   Paid-in   Accumulated
                                         Stock   Stock   Capital     Deficit   Total
                                        ------- ------- ---------- ----------- ------
Balance, February 20, 2001.............  $ --    $ --     $   --      $  --    $   --
Net loss...............................    --      --         --       (730)     (730)
Issuance of common stock...............    --       2      3,868         --     3,870
                                         ----    ----     ------      -----    ------
Balance, June 30, 2001.................  $ --    $  2     $3,868      $(730)   $3,140
                                         ====    ====     ======      =====    ======





The accompanying notes are an integral part of these consolidated financial statements.

                              CBRE HOLDING, INC.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Organization

   CBRE Holding, Inc., a Delaware Corporation, was incorporated on February 20, 2001 as BLUM CB Holding Corp. On March 26, 2001, BLUM CB Holding Corp. changed its name to CBRE Holding, Inc (the Company). The Company and its former wholly owned subsidiary, BLUM CB Corp., a Delaware corporation, were created to acquire all of the outstanding shares, other than those held by the buying group identified below, of CB Richard Ellis Services, Inc. (CBRE), an international real estate services firm, in a merger accounted for as a purchase transaction (the Merger) for $16.00 per share in cash. Prior to the Merger, the Company was a wholly owned subsidiary of RCBA Strategic Partners, L.P. (RCBA Strategic). RCBA Strategic, continued to control the Company upon completion of the Merger. RCBA Strategic is an affiliate of Richard C. Blum, who is a director of the Company and CBRE.

   On February 23, 2001, a contribution and voting agreement (the Contribution Agreement) was signed by the following persons and entities, who are referred to together as the "buying group": RCBA Strategic; FS Equity Partners III, L.P.; FS Equity Partners International, L.P.; Raymond Wirta; Brett White; The Koll Holding Company and Frederic Malek. The Contribution Agreement was amended on April 24, 2001 and further amended on May 31, 2001 and July 19, 2001.

   On February 24, 2001, the Company entered into a merger agreement (the Merger Agreement) providing for the acquisition of CBRE through the merger of BLUM CB Corp. with and into CBRE in exchange for $16.00 in cash for each outstanding share, other than those held by the buying group identified below. The Merger Agreement was amended on April 24, 2001 and further amended on May 31, 2001.

   CBRE's stockholders approved the Merger on July 18, 2001. On July 20, 2001, the Company acquired CBRE pursuant to the merger of BLUM CB Corp. with and into CBRE with CBRE surviving the merger. Upon completion of the Merger, CBRE became a wholly owned subsidiary of the Company.

2. Summary of Significant Accounting Policies

  Basis of Presentation

   The accompanying unaudited consolidated financial statements have been prepared in accordance with the instructions to Form 10-Q and include all information and footnotes required for interim financial statement presentation, and include the results of BLUM CB Corp. and the Company. All intercompany transactions and balances have been eliminated. The results of operations for the period from February 20, 2001 (Inception) to June 30, 2001 are not necessarily indicative of the results of operations to be expected for the period from February 20, 2001 (Inception) to December 31, 2001.

   The consolidated financial statements and notes to the consolidated financial statements, along with management's discussion and analysis of financial condition, results of operations, liquidity and capital resources should be read in conjunction with the Company's Form S-1 Registration Statement dated July 13, 2001, which contains the latest available audited consolidated balance sheet and notes thereto, as of February 20, 2001.

  Restricted Cash and Cash Equivalents

   Restricted cash and cash equivalents consist of cash and highly liquid investments with an original maturity of less than three months, and primarily represents the net proceeds from the issuance of the Senior Subordinated Notes and the issuance of 241,875 shares of common stock to RCBA Strategic on June 7, 2001. In accordance

                              CBRE HOLDING, INC.

with the terms of the Senior Subordinated Notes, these funds were deposited in escrow pending completion of the Merger as a condition for the release of the funds to the Company.

  Other Assets

   Other assets at June 30, 2001 included $7.7 million of deferred financing costs related to the Senior Subordinated Notes, which are being amortized over 10 years.

  Use of Estimates

   The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of certain assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of certain revenues and expenses during the reporting periods. Actual results could differ from those estimates. Management believes that these estimates provide a reasonable basis for the fair presentation of its financial condition and results of operations.

  Income Taxes

   Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are determined based on temporary differences between financial reporting and tax basis of assets and liabilities and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured by applying enacted tax rates and laws to taxable income in the years in which the temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

3. Debt

   The Company has $229.0 million in aggregate principal amount of 11 1/4% Senior Subordinated Notes due June 15, 2011 (the Notes), which were issued and sold by BLUM CB Corp. for approximately $225.6 million on June 7, 2001. The net proceeds from the sale of the Notes were deposited in an escrow account and were released to the Company upon completion of the merger on July 20, 2001. In connection with the merger, CBRE assumed the Notes and the Company and many of its subsidiaries guaranteed the Notes.

   The notes require semi-annual payments of interest in arrears on June 15 and December 15. The Notes contain numerous restrictive covenants that, among other things, limit the Company's ability to incur additional indebtedness, pay dividends or distributions to stockholders or repurchase equity or debt that is junior to the Notes, sell assets or subsidiary stock, enter into transactions with affiliates, issue subsidiary equity and enter into consolidations or mergers.

   The Notes are redeemable in whole or in part after June 15, 2006 at 105.625% of par on that date and at declining prices thereafter. On or before June 15, 2004, up to 35.0% of the issued amount of the Notes may be redeemed at 11 1/4% of par plus accrued and unpaid interest solely with the proceeds from an equity offering. In the event of a change of control, as defined in the Indenture Agreement, the Company is obligated to make an offer to purchase the Notes at a redemption price of 101.0% of the principal amount, plus accrued interest.

                              CBRE HOLDING, INC.

4. Commitments and Contingencies

   On June 29, 2001, the Company entered into a purchase agreement with DLJ Investment Funding, Inc. (DLJ) to issue and sell to DLJ 65,000 units for an aggregate purchase price of $65.0 million, which units consist in the aggregate of $65.0 million in aggregate principal amount of the Company's 16% Senior Notes due 2011 (Senior Notes) and 521,847 shares of its Class A common stock. The issuance of the Senior Notes pursuant to the purchase agreement was contingent on the closing of the Merger, among other things.

   Between November 12 and December 6, 2000, five putative class actions were filed in the Court of Chancery of the State of Delaware in and for New Castle County by various of CBRE's stockholders against BLUM CB Corp., CBRE, its directors and the buying group. A similar action was also filed on November 17, 2000 in the Superior Court of the State of California in and for the County of Los Angeles. These actions all alleged that BLUM CB Corp.'s offering price for shares of CBRE's common stock was unfair and inadequate and sought injunctive relief or rescission of the transaction and, in the alternative, money damages.

   The five Delaware actions have been consolidated. As of February 23, 2001, the parties to the Delaware litigation entered into a memorandum of understanding in which they agreed in principle to a settlement. The memorandum provides, among other things:

   . that the defendants admit no liability or wrongdoing whatsoever;

   . that the members of the buying group acknowledge that the pendency and prosecution of the Delaware litigation were positive contributing factors to its decision to increase the Merger consideration;

   . for the lead counsel for the plaintiff to have an opportunity to review the proxy statement before mailing;

   . for the certification of a settlement class and the entry of a final judgment granting a full release of the defendants; and

   . for the payment of attorneys' fees in an amount not to exceed $380,000.

   Conditions to the settlement proposed by the memorandum include:

   . negotiation and execution of a mutually acceptable stipulation of settlement;

   . closing of the merger;

   . dismissal of the Delaware and California litigation with prejudice; and

   . completion by the plaintiffs of reasonable additional discovery as lead counsel reasonably believes is appropriate.

   The parties may not be able to complete a mutually acceptable stipulation of settlement, and, if so, the litigation will continue. However, the Company believes that the ultimate outcome will not have an impact on the Company's ability to carry on its operations. Management believes that any liability that may result from disposition of these lawsuits will not have a material effect on the Company's consolidated financial position or results of operations.

5. Per Share Information

   Basic loss per share and diluted loss per share were computed by dividing net loss by the weighted average number of common shares outstanding of 63,801 for the three months ended June 30, 2001 and 44,323 for the

                              CBRE HOLDING, INC.

period from February 20, 2001 (Inception) to June 30, 2001. As of June 30, 2001, the Company had no other common stock equivalents outstanding.

6. Subsequent Events

   CBRE's stockholders approved the Merger on July 18, 2001, and the Merger was completed on July 20, 2001. Pursuant to the Merger, each share of CBRE's common stock, other than those held by members of the buying group, was converted into the right to receive $16.00 in cash. As a result of the Merger, CBRE became a wholly owned subsidiary of the Company and CBRE's shares are no longer listed on the New York Stock Exchange.

   On July 20, 2001, CBRE successfully completed a tender offer and consent solicitation for all of the outstanding principal amount of its 8 7/8% Senior Subordinated Notes due 2006 (the Subordinated Notes). The Subordinated Notes were purchased by CBRE at $1,079.14 for each $1,000 principal amount, which included a consent payment of $30.00 per $1,000 principal amount. On such date, CBRE also repaid the outstanding balance of its former revolving credit facility.

   As part of the Merger, on July 20, 2001, CBRE assumed BLUM CB Corp.'s $229.0 million in Notes and the Company and many of CBRE's subsidiaries guaranteed the Notes. The proceeds from the Notes were utilized to fund a portion of the Merger, the refinancing of CBRE's pre-existing debt and the payment of related fees and expenses.

   On July 20, 2001, CBRE entered into a $325.0 million senior credit facility (the Credit Facility) with Credit Suisse First Boston (CSFB) and other lenders to fund a portion of the Merger, the refinancing of CBRE's pre-existing debt and the payment of related fees and expenses. The Credit Facility was jointly and severally guaranteed by the Company and certain of CBRE's subsidiaries and is secured by substantially all the assets of the Company, CBRE and CBRE's domestic subsidiaries, provided that neither CBRE nor any of its domestic subsidiaries pledged more than 65% of the voting stock of any foreign subsidiary. The Credit Facility includes a Tranche A term facility of $50.0 million, a Tranche B term facility of $185.0 million, and a revolving line of credit of up to $90.0 million, including revolving credit loans, letters of credit and a swingline loan. CBRE had an outstanding balance on the revolving line of credit of $40.0 million at the close of the merger on July 20, 2001.

   The Tranche A facility will fully amortize by June 20, 2007 through quarterly principal payments totaling $7.5 million during the first two years and $8.75 million during years three through six. The Tranche B facility requires quarterly principal payments of $462,500, with the remaining outstanding principal due on July 20, 2008. The revolving line of credit requires the repayment of any outstanding balance for a period of 45 consecutive days commencing on any day in the month of December of each year, with any remaining outstanding principal due on July 20, 2007.

   Borrowings under the Credit Facility will bear interest at varying rates based on the Company's option, at either LIBOR plus 3.25% or the alternate base rate plus 2.25%, in the case of the Tranche A facility and the revolving line of credit, and LIBOR plus 3.75% or the alternate base rate plus 2.75%, in the case of the Tranche B facility. The alternate base rate is the higher of (1) CSFB's prime rate or (2) the Federal Funds Effective Rate plus one-half of one percent. After delivery of CBRE's consolidated financial statements for the year ending December 31, 2001, the amount added to the LIBOR or the alternate base rate under the Tranche A facility and revolving line of credit will vary, from 2.50% to 3.25% for the LIBOR and from 1.50% to 2.25% for

                              CBRE HOLDING, INC.

the alternate base rate, as determined by reference to the Company's ratio of total debt less available cash to EBITDA.

   EBITDA represents earnings before net interest expense, income taxes, depreciation and amortization and merger-related and other nonrecurring charges.

   The Credit Facility contains numerous restrictive covenants that, among other things, limit the Company's and CBRE's ability to: incur additional indebtedness, pay dividends, redeem or repurchase capital stock; prepay, redeem or repurchase debt; enter into liens and sale-leaseback transactions; extend loans and make investments; incur additional indebtedness; transact mergers, acquisitions and asset sales; enter into transactions with affiliates; incur changes in lines of business; and incur capital expenditures. In addition, the Credit Facility contains covenants that require CBRE to maintain CBRE financial ratios relating to its level of indebtedness, fixed charges and interest coverage.

   On July 20, 2001, the Company issued and sold to DLJ and other lenders the Senior Notes, together with 521,847 shares of the Company's Class A common stock. The Senior Notes are effectively subordinated to all current and future indebtedness of CBRE and its subsidiaries.

   Interest on the Senior Notes will accrue at a rate of 16% per year and be payable quarterly in cash in arrears. Until June 29, 2006, interest in excess of 12% may be paid in kind, and at any time, interest may be paid in kind to the extent that CBRE's ability to pay cash dividends to the Company is restricted by the terms of the Credit Facility. The Senior Notes are redeemable in whole or in part at 116.0% percent of the principal amount, plus accrued and unpaid interest during 2001 and at declining prices thereafter. In the event of a change of control, as defined in the Indenture Agreement, the Company is obligated to make an offer to purchase all outstanding Senior Notes.

   The Indenture for the Senior Notes contains numerous restrictive covenants that, among other things, limit the Company's ability to: pay dividends or distributions to stockholders or to repurchase equity or debt that is junior to the Senior Notes; issue debt or equity of subsidiaries; enter into liens; dispose of assets; transact consolidations or mergers; and enter into transactions with affiliates.

   In addition, on September 11, 2001, a terrorist attack resulted in the destruction of the World Trade Center Towers in New York City and significant damage to surrounding buildings and property in lower Manhattan. Due to this attack and a separate attack on the Pentagon in northern Virginia, as well as the possibility of related acts of terror and/or an outbreak of hostilities, there could be a further deterioration of the U.S. economy and commercial real estate market conditions, which could further adversely affect our transaction management segment and our other business segments.

                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Stockholder and Board of Directors of CBRE Holding, Inc.:

   We have audited the accompanying consolidated balance sheet of CBRE Holding, Inc. (a Delaware corporation) as of February 20, 2001. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

   We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

   In our opinion, the consolidated balance sheet referred to above presents fairly, in all material respects, the financial position of CBRE Holding, Inc. as of February 20, 2001, in conformity with accounting principles generally accepted in the United States.

ARTHUR ANDERSEN LLP

Los Angeles, California
April 23, 2001

(Except with respect to the information included in Note 2, as to which the date is October 19, 2001)

                              CBRE HOLDING, INC.

                          CONSOLIDATED BALANCE SHEET

                                                                                 February 20,
                                                                                     2001
                                                                                 ------------
                                    ASSETS
                                    ------
Cash............................................................................   $160.00
                                                                                   -------
       Total assets.............................................................   $160.00
                                                                                   =======

                     LIABILITIES AND STOCKHOLDERS' EQUITY
                     ------------------------------------
Total liabilities...............................................................   $    --
Stockholders' equity
   Common stock, $0.01 par value; 2,000 shares authorized, 10 shares issued and
     outstanding................................................................      0.10
   Additional paid-in capital...................................................    159.90
                                                                                   -------
       Total stockholders' equity...............................................    160.00
                                                                                   -------
       Total liabilities and stockholders' equity...............................   $160.00
                                                                                   =======



The accompanying notes are an integral part of this consolidated balance sheet.

                              CBRE HOLDING, INC.

                      NOTES TO CONSOLIDATED BALANCE SHEET

1. Summary of Significant Accounting Policies

  a. Organization and Description of Partnership

   CBRE Holding, Inc., a Delaware corporation, was established on February 20, 2001, as BLUM CB Holding Corp. On March 26, 2001, BLUM CB Holding Corp. changed its name to CBRE Holding, Inc. (the Company). The purpose of the Company is to act as the acquiror in a transaction (the Merger) to acquire all of the outstanding shares of CB Richard Ellis Services, Inc. (CBRE), an international real estate services firm, for $16.00 per share in cash. The Company intends to offer shares in the Company to certain managers and employees of CBRE. The Company is a wholly-owned subsidiary of RCBA Strategic Partners, L.P. (RCBA Strategic). RCBA Strategic, is expected to control the Company after the Merger.

   The accompanying consolidated balance sheet includes the accounts of the Company and its wholly-owned subsidiary, BLUM CB Corporation (BLUM CB), established October 27, 2000, formerly known as CB Radio Corp. All significant intercompany accounts and transactions have been eliminated in consolidation.

  b. Commitments & Contingencies

   In connection with the announcement of the Merger, BLUM CB and CBRE have been subject to putative class action lawsuits. Between November 12 and December 6, 2000, five putative class actions were filed in the Court of Chancery of the State of Delaware in and for New Castle County by various stockholders against CBRE, its directors and the buying group and their affiliates. A similar action was also filed on November 17, 2000, in the Superior Court of the State of California in and for the County of Los Angeles. These actions all alleged that The Company's offering price was unfair and inadequate and sought injunctive relief or rescission of the merger transactions and, in the alternative, money damages.

   The five Delaware actions were subsequently consolidated and a lead counsel appointed. As of February 23, 2001, the parties to the Delaware litigation entered into a memorandum of understanding in which they agreed in principle to a settlement. The memorandum provides, among other things that:

    1. The defendants admit no liability or wrongdoing whatsoever;

    2. The buying group acknowledges that the pendency and prosecution of the Delaware litigation were positive contributing factors to its decision to increase the merger consideration;

    3. For the lead counsel for the plaintiff to have an opportunity to review the CBRE proxy statement before mailing;

    4. For the certification of a settlement class and the entry of a final judgment granting a full release of the defendants; and

    5. For attorneys' fees in an amount not to exceed $380,000.

   Conditions to the settlement proposed by the memorandum include:

    1. Negotiation and execution of a mutually acceptable stipulation of settlement;

    2. Closing of the merger;

    3. Dismissal of the Delaware and California litigation with prejudice; and

    4. Completion by the plaintiffs of such reasonable additional discovery as lead counsel reasonably believes is appropriate.

                              CBRE HOLDING, INC.

   The parties may not be able to complete a mutually acceptable stipulation of settlement, and, if so, the litigation will continue, which could have a material adverse impact on the Company's ability to complete the Merger.

2. Subsequent Events

   On February 23, 2001, a contribution and voting agreement was signed by the following persons and entities, who are referred to together as the "buying group": RCBA Strategic Partners, L.P., FS Equity Partners III, L.P. and FS Equity Partners International, L.P., Raymond Wirta, Brett White, The Koll Holding Company and Frederic Malek.

   Each member of the buying group was either a shareholder, senior executive or director of CB Richard Ellis Services, Inc. or an affiliate of one of the same prior to the Merger. Pursuant to the contribution and voting agreement, immediately prior to the Merger, each of the members of the buying group contributed all of the shares of CBRE common stock that it holds directly to the Company. Each of these shares contributed to the Company were cancelled, as a result of the merger, and the Company did not receive any consideration for those shares of CBRE common stock. The Company issued one share of Class B common stock in exchange for each share of CBRE common stock contributed by the buying group.

   On February 24, 2001, the Company announced that it had entered into a merger agreement providing for the acquisition of CBRE by its wholly-owned subsidiary, Blum CB for $16.00 per share in cash.

   The agreement provided that CBRE employees had the option to roll over their existing shares in CBRE's deferred compensation plan and a portion of CBRE shares held in their 401(k) accounts. Employees were also provided the opportunity to make a direct equity investment in the Company.

   CBRE's stockholders approved the Merger on July 18, 2001, and the Merger was completed on July 20, 2001. Pursuant to the Merger, each share of CBRE's common stock, other than those held by members of the buying group, was converted into the right to receive $16.00 in cash. As a result of the Merger, CBRE became a wholly owned subsidiary of the Company and CBRE's shares are no longer listed on the New York Stock Exchange.

   On July 20, 2001, CBRE successfully completed a tender offer and consent solicitation for all of the outstanding principal amount of its 8 7/8% Senior Subordinated Notes due 2006 (the Subordinated Notes). The Subordinated Notes were purchased by CBRE at $1,079.14 for each $1,000 principal amount, which included a consent payment of $30.00 per $1,000 principal amount. On such date, CBRE also repaid the outstanding balance of its former revolving credit facility.

   As part of the Merger, on July 20, 2001, CBRE assumed BLUM CB Corp.'s $229.0 million in Notes and the Company and many of CBRE's subsidiaries guaranteed the Notes. The proceeds from the Notes were utilized to fund a portion of the Merger, the refinancing of CBRE's pre-existing debt and the payment of related fees and expenses.

   On July 20, 2001, CBRE entered into a $325.0 million senior credit facility (the Credit Facility) with Credit Suisse First Boston (CSFB) and other lenders to fund a portion of the Merger, the refinancing of CBRE's pre-existing debt and the payment of related fees and expenses. The Credit Facility was jointly and severally guaranteed by the Company and certain of CBRE's subsidiaries and is secured by substantially all the assets of the Company, CBRE and CBRE's domestic subsidiaries, provided that neither CBRE nor any of its domestic subsidiaries pledged more than 65% of the voting stock of any foreign subsidiary. The Credit Facility includes a Tranche A term facility of $50.0 million, a Tranche B term facility of $185.0 million, and a revolving line of credit of up to $90.0 million, including revolving credit loans, letters of credit and a swingline loan. CBRE had an outstanding balance on the revolving line of credit of $40.0 million at the close of the merger on July 20, 2001.

                              CBRE HOLDING, INC.

   The Tranche A facility will fully amortize by June 20, 2007 through quarterly principal payments totaling $7.5 million during the first two years and $8.75 million during years three through six. The Tranche B facility requires quarterly principal payments of $462,500, with the remaining outstanding principal due on July 20, 2008. The revolving line of credit requires the repayment of any outstanding balance for a period of 45 consecutive days commencing on any day in the month of December of each year, with any remaining outstanding principal due on July 20, 2007.

   Borrowings under the Credit Facility will bear interest at varying rates based on the Company's option, at either LIBOR plus 3.25% or the alternate base rate plus 2.25%, in the case of the Tranche A facility and the revolving line of credit, and LIBOR plus 3.75% or the alternate base rate plus 2.75%, in the case of the Tranche B facility. The alternate base rate is the higher of (1) CSFB's prime rate or (2) the Federal Funds Effective Rate plus one-half of one percent. After delivery of CBRE's consolidated financial statements for the year ending December 31, 2001, the amount added to the LIBOR or the alternate base rate under the Tranche A facility and revolving line of credit will vary, from 2.50% to 3.25% for the LIBOR and from 1.50% to 2.25% for the alternate base rate, as determined by reference to the Company's ratio of total debt less available cash to EBITDA.

   EBITDA represents earnings before net interest expense, income taxes, depreciation and amortization and merger-related and other nonrecurring charges.

   The Credit Facility contains numerous restrictive covenants that, among other things, limit the Company's and CBRE's ability to: incur additional indebtedness, pay dividends, redeem or repurchase capital stock; prepay, redeem or repurchase debt; enter into liens and sale-leaseback transactions; extend loans and make investments; incur additional indebtedness; transact mergers, acquisitions and asset sales; enter into transactions with affiliates; incur changes in lines of business; and incur capital expenditures. In addition, the Credit Facility contains covenants that require CBRE to maintain CBRE financial ratios relating to its level of indebtedness, fixed charges and interest coverage.

   On July 20, 2001, the Company issued and sold to DLJ and other lenders the Senior Notes, together with 521,847 shares of the Company's Class A common stock. The Senior Notes are effectively subordinated to all current and future indebtedness of CBRE and its subsidiaries.

   Interest on the Senior Notes will accrue at a rate of 16% per year and be payable quarterly in cash in arrears. Until June 29, 2006, interest in excess of 12% may be paid in kind, and at any time, interest may be paid in kind to the extent that CBRE's ability to pay cash dividends to the Company is restricted by the terms of the Credit Facility. The Senior Notes are redeemable in whole or in part at 116.0% percent of the principal amount, plus accrued and unpaid interest during 2001 and at declining prices thereafter. In the event of a change of control, as defined in the Indenture Agreement, the Company is obligated to make an offer to purchase all outstanding Senior Notes.

   The Indenture for the Senior Notes contains numerous restrictive covenants that, among other things, limit the Company's ability to: pay dividends or distributions to stockholders or to repurchase equity or debt that is junior to the Senior Notes; issue debt or equity of subsidiaries; enter into liens; dispose of assets; transact consolidations or mergers; and enter into transactions with affiliates.

   In addition, on September 11, 2001, a terrorist attack resulted in the destruction of the World Trade Center Towers in New York City and significant damage to surrounding buildings and property in lower Manhattan. Due to this attack and a separate attack on the Pentagon in northern Virginia, as well as the possibility of related acts of terror and/or an outbreak of hostilities, there could be a further deterioration of the U.S. economy and commercial real estate market conditions, which could further adversely affect our transaction management segment and our other business segments.

                           [LOGO] CB RICHARD ELLIS

                              CBRE Holding, Inc.

OFFER TO EXCHANGE ALL OUTSTANDING 16% SENIOR NOTES DUE JULY 20, 2011 FOR 16% SENIOR NOTES DUE JULY 20, 2011, WHICH HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933

                               -----------------

                                  PROSPECTUS

                               -----------------

                               October 23, 2001